    As filed with the Securities and Exchange Commission on July 2, 2007
                                                             FILE Nos. 333-
                                                                        811-4160
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 17

            LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT JF-A
                        (FORMERLY JPF SEPARATE ACCOUNT A)
                           (Exact Name of Registrant)

                 THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
            (FORMERLY JEFFERSON PILOT FINANCIAL INSURANCE COMPANY)
                               (Name of Depositor)

                             1300 South Clinton St.
                           Fort Wayne, Indiana 46802
              (Address of Depositor's principal executive offices)

                             Dennis L. Schoff, Esq.
                  The Lincoln National Life Insurance Company
                             1300 South Clinton St.
                           Fort Wayne, Indiana 46802
                     (Name and address of agent for service)


                                   Copies to:
                          Frederick C. Tedeschi, Esq.

                  The Lincoln National Life Insurance Company
                               One Granite Place
                               Concord, NH 03301

                               ------------------

Approximate Date of Proposed Public Offering: July 2, 2007

Title and amount of Securities being registered:

     Units of Interest in the Separate Account Under Individual Flexible Premium Variable Life Insurance Policies.

     The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940.

     Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the policy described in the Prospectus.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

                THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

   JPF Separate Account A of Jefferson Pilot Financial Insurance Company

                       Supplement to Prospectus
               and Statement of Additional Information
                            July 2, 2007
Merger
On July 2, 2007, Jefferson Pilot Financial Insurance Company was merged with and into The Lincoln National Life Insurance Company ("Lincoln Life"), an Indiana domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana.

Transfer of JPF Separate Account A
As a part of the merger of the two insurance companies, JPF Separate Account A was transferred intact from the Jefferson Pilot Financial Insurance Company to Lincoln Life (the "Transfer") and was renamed Lincoln Life Flexible
Premium Variable Life Account JF-A.   The assets and liabilities of the
Separate Account immediately prior to the Merger remain intact and legally separate from any other business of Lincoln Life. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the separate account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus and Statement of Additional Information are amended as follows:

1. All references to Jefferson Pilot Financial Insurance Company (JPFIC, the Company, we, us, and our) refer to Lincoln Life unless Jefferson Pilot Financial Insurance Company is specifically referenced. All references to JPF Separate Account A or to the Separate Account refer to Lincoln Life Flexible Premium Variable Life Account JF-A unless JPF Separate Account A is specifically referenced.

2. The section entitled The Company in the prospectus and entitled Jefferson Pilot Financial Insurance Company in the Statement of Additional Information is replaced with the following:

The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC, the parent company of Lincoln Life. On April 2, 2007, Jefferson-Pilot Life Insurance Company

("JPLife"), one of the life insurance companies which became an indirect subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into
and with Lincoln Life.   On July 2, 2007, Jefferson Pilot Financial Insurance
Company ("JPFIC"), also one of the life insurance companies which became an indirect subsidiary of LNC as a result of the LNC/Jefferson-Pilot merger, merged into and with Lincoln Life. As a result of Lincoln Life's merger with JPLife and JPFIC, the assets and liabilities of JPLife and JPFIC became part of the assets and liabilities of Lincoln Life and the life insurance policies previously issued by JPLife and JPFIC became obligations of Lincoln Life. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information have not changed as a result of either merger.

Prior to the merger of JPFIC into and with Lincoln Life, JPFIC was a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. At the time it was acquired by Jefferson-Pilot on April 30, 1997, JPFIC was known as Chubb Life Insurance Company of America. On May 1, 1998, Chubb Life changed its name to JPFIC, and in June 2000, JPFIC redomesticated to Nebraska. As a result of the merger, the combined company is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department.

The Policy will continue to be administered at the Service Office at One Granite Place, Concord, New Hampshire 03301; the telephone number will remain 800-258-3648.

3. To the section entitled The Separate Account add the following paragraph:

On July 2, 2007, as a result of the merger of JPFIC into and with Lincoln Life, JPF Separate Account A was transferred intact from the Jefferson Pilot Financial Insurance Company to Lincoln Life (the "Transfer") and was renamed
Lincoln Life Flexible Premium Variable Life Account JF-A.   The assets and
liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of Lincoln Life. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the separate account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. As a result of the Transfer, the operations of the Separate Account will be governed by the laws of the State of Indiana. Under the laws of the State of Indiana, the income, gains, or losses of the Separate Account are credited without regard to other income, gains, or losses of the Company.
 These assets are held for our variable life insurance policies and variable annuities.

4. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the Separate Account, and the consolidated financial statements of Jefferson Pilot Financial Insurance Company and subsidiary, Jefferson-Pilot Life Insurance Company and subsidiary, and The Lincoln National Life Insurance Company, as well as supplemental consolidated financial statements for Lincoln Life, are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus to the address shown there, or call 1-800-258-3648.

         Please retain this supplement for future reference.

                                 APRIL 30, 2007

                            LINCOLN ENSEMBLE III VUL

                             JPF SEPARATE ACCOUNT A

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
 One Granite Place, Concord, New Hampshire 03301 Telephone No.: 1-800-258-3648 This Prospectus describes the Lincoln Ensemble III VUL Insurance Policy ("Ensemble III" or "the Policy"), a flexible premium variable life insurance policy issued and underwritten by Jefferson Pilot Financial Insurance Company ("we" or "JP Financial" or "the Company"). The Policy provides life insurance and pays a benefit, as described in this Prospectus, upon the Insured's death or surrender of the Policy. The Policy allows flexible premium payments, Policy Loans, Withdrawals, and a choice of Death Benefit Options. Your account values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account A ("Separate Account A" or the "Separate Account"), and/or the General Account, or both Accounts. The Divisions of Separate Account A support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Portfolio. Net Premiums allocated to the General Account will accumulate at rates of interest we determine; such rates will not be less than 4% per year. Your Policy may lapse if the Surrender Value is insufficient to pay a Monthly Deduction. For the first five Policy Years, however, if you pay the Minimum Annual Premium, your Policy will not lapse, regardless of changes in the Surrender Value. The Policy also has a no-lapse guarantee provision. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may apply to reinstate it.
The Policy has a free look period during which you may return the Policy. We will refund your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policy through the Separate Account. Each Division invests exclusively in one of the following
Portfolios:
LVIP CAPITAL GROWTH FUND (STANDARD CLASS)
LVIP DELAWARE BOND FUND (SERVICE CLASS)
LVIP DELAWARE GROWTH AND INCOME FUND (SERVICE CLASS)
LVIP DELAWARE MANAGED FUND (SERVICE CLASS)
LVIP MARSICO INTERNATIONAL GROWTH FUND (STANDARD CLASS)
LVIP MFS VALUE FUND (STANDARD CLASS)
LVIP MID-CAP GROWTH FUND (STANDARD CLASS)
LVIP MID-CAP VALUE FUND (STANDARD CLASS)
LVIP MONEY MARKET FUND (STANDARD CLASS)
LVIP S&P 500 INDEX FUND (STANDARD CLASS)
LVIP SMALL-CAP INDEX FUND (STANDARD CLASS)
LVIP T. ROWE PRICE GROWTH STOCK FUND (STANDARD CLASS)
LVIP TEMPLETON GROWTH FUND (STANDARD CLASS)
LVIP VALUE OPPORTUNITIES FUND (STANDARD CLASS)
AMERICAN CENTURY VP INTERNATIONAL FUND, CLASS I

AMERICAN CENTURY VP VALUE, CLASS II
AMERICAN FUNDS INSURANCE SERIES, GROWTH FUND, CLASS 2
AMERICAN FUNDS INSURANCE SERIES, GROWTH-INCOME FUND, CLASS 2
DELAWARE VIP HIGH YIELD SERIES (STANDARD CLASS)

DWS SMALL CAP INDEX VIP-CLASS B
FIDELITY VIP GROWTH PORTFOLIO
FIDELITY VIP MID CAP PORTFOLIO, SERVICE CLASS 2
FIDELITY VIP EQUITY-INCOME PORTFOLIO
FIDELITY VIP CONTRAFUND(R) PORTFOLIO
FIDELITY VIP INVESTMENT GRADE BOND
PORTFOLIO, SERVICE CLASS 2
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES FUND, CLASS 2
FTVIPT TEMPLETON FOREIGN SECURITIES FUND, CLASS 2
GOLDMAN SACHS VIT CAPITAL GROWTH FUND
MFS RESEARCH SERIES-INITIAL CLASS(1)
MFS VIT UTILITIES SERIES

PIMCO TOTAL RETURN PORTFOLIO
PROFUND VP ASIA 30
PROFUND VP EUROPE 30
PROFUND VP FINANCIALS
PROFUND VP HEALTH CARE
PROFUND VP LARGE-CAP GROWTH
PROFUND VP LARGE-CAP VALUE
PROFUND VP RISING RATES OPPORTUNITY FUND

PROFUND VP SMALL-CAP GROWTH
PROFUND VP SMALL-CAP VALUE
PROFUND VP TECHNOLOGY
PROFUND VP U.S. GOVERNMENT PLUS

T. ROWE PRICE VIP MID-CAP GROWTH CLASS II(2)
VANGUARD(R) VIF SMALL COMPANY GROWTH PORTFOLIO

VANGUARD(R) VIF MID-CAP INDEX PORTFOLIO
VANGUARD(R) VIF REIT INDEX PORTFOLIO

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

In certain states the Policies may be offered as group contracts with individual ownership represented by Certificates. The discussion of Policies in this prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ensemble III insurance policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.
(1) MFS Research Series is available only to Policyowners who were allocating Net Premium to the Portfolio effective May 1, 2004.

(2) T. Rowe Price VIP Mid-Cap Growth is available only to Policyowners who were allocating Net Premium to the Portfolio effective May 1, 2004.

TABLE OF CONTENTS
                                                                            Page
POLICY BENEFITS/RISKS SUMMARY                                                  4
POLICY RISKS                                                                   5
PORTFOLIO RISKS                                                                6
FEE TABLES                                                                     7
DEFINITIONS                                                                   15
THE COMPANY                                                                   16
THE SEPARATE ACCOUNT                                                          17
INVESTMENT AND FIXED ACCOUNT OPTIONS                                          18
   Separate Account Investments                                               18
   Investment Advisers and Objectives for Each of the Funds                   18
   Mixed and Shared Funding; Conflicts of Interest                            23
   Fund Additions, Deletions or Substitutions                                 23
   General Account                                                            23
POLICY CHOICES                                                                24
   General                                                                    24
   Premium Payments                                                           24
   Modified Endowment Contract                                                24
   Compliance with the Internal Revenue Code                                  25
   Backdating                                                                 25
   Allocation of Premiums                                                     25
   Death Benefit Options                                                      25
   Transfers and Allocations to Funding Options                               27
   Telephone Transfers, Loans and Reallocations                               28
   Automated Transfers (Dollar Cost Averaging and Portfolio Rebalancing)      29
POLICY VALUES                                                                 29
   Accumulation Value                                                         29
   Unit Values                                                                30
   Net Investment Factor                                                      30
   Surrender Value                                                            31
CHARGES & FEES                                                                31
Charges & Fees Assessed Against Premium                                       31
Charges & Fees Assessed Against Accumulation Value                            31
Charges & Fees Assessed Against the Separate Account                          33
Charges Deducted Upon Surrender                                               33
   Surrender Charges on Surrenders and Withdrawals                            34
   Surrender Charges on Increases in Specified Amount                         34
POLICY RIGHTS                                                                 34
   Surrenders                                                                 34
   Withdrawals                                                                34
   Grace Period                                                               35
   Reinstatement of a Lapsed or Terminated Policy                             35
   Coverage Beyond Insured's Attained Age 100                                 36
   Right to Defer Payment                                                     36
   Policy Loans                                                               36
   Policy Changes                                                             37
   Right of Policy Examination ("Free Look Period")                           38
   Supplemental Benefits                                                      38
DEATH BENEFIT                                                                 40
POLICY SETTLEMENT                                                             41
ADDITIONAL INFORMATION                                                        41
   Reports to Policyowners                                                    41
   Right to Instruct Voting of Fund Shares                                    41
   Disregard of Voting Instructions                                           41
   State Regulation                                                           42
   Legal Matters                                                              42
   Financial Statements                                                       42
   Employment Benefit Plans                                                   42
TAX MATTERS                                                                   42
   General                                                                    42
   Federal Tax Status of the Company                                          43
   Life Insurance Qualification                                               43
   Charges for JP Financial Income Taxes                                      45
MISCELLANEOUS POLICY PROVISIONS                                               46
   The Policy                                                                 46
   Payment of Benefits                                                        46
   Suicide and Incontestability                                               46
   Protection of Proceeds                                                     46
   Nonparticipation                                                           46
   Changes in Owner and Beneficiary; Assignment                               46
   Misstatements                                                              46
APPENDIX A--ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES AND DEATH
   BENEFITS                                                                  A-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. LIFE INSURANCE IS A LONG-TERM INVESTMENT. POLICYOWNERS SHOULD CONSIDER THEIR NEED FOR INSURANCE COVERAGE AND THE POLICY'S LONG-TERM INVESTMENT POTENTIAL. NO CLAIM IS MADE THAT THE POLICY IS ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

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POLICY BENEFITS/RISKS SUMMARY

POLICY BENEFITS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in greater detail. The Definitions Section (pages 11-12 below) defines certain words and phrases used in this prospectus.

The Policy is a flexible premium variable universal life insurance contract. The Policy is built around its Accumulation Value, which changes every business day based on the investment experience of the Portfolios underlying the Divisions or the amount of interest credited to the General Account. Premiums increase Accumulation Value. Charges we assess, cash you withdraw and policy loans decrease the Policy's Accumulation Value. Your choice of the timing and amount of premiums you pay, investment options and your use of partial withdrawal and loan privileges will influence the Policy's performance. The choices you make will directly impact how long the Policy remains in effect, its tax status and the amount of cash available for use.

ISSUANCE AND UNDERWRITING

We will issue a Policy on the life of a prospective Insured who meets our Age and underwriting standards. We will apply any funds you give to us, without interest, to the policy on the Policy Date.

DEATH BENEFIT

The primary benefit of your Policy is life insurance coverage. While the Policy is in force, we pay a Death Benefit to the Beneficiary when the Insured dies and we receive due proof of death at our Service Office.

CHOICE OF DEATH BENEFIT OPTION: At the time you purchase the Policy, you must choose between the three available Death Benefit Options. We will reduce the amount of any Death Benefit payable by the amounts of any loans, unpaid loan interest and withdrawals.

COVERAGE GUARANTEE: If your total premiums paid (less withdrawals, and Policy
Debt) exceed the cumulative required no-lapse premiums, and the no-lapse guarantee was available at the time you purchased your Policy, we guarantee that the Policy will stay in force throughout the guarantee period for your Policy, even if the Surrender Value is insufficient to provide the monthly deduction. The guarantee period varies by Issue Age and may not exceed 20 years. The terms and availability of the coverage guarantee differ in certain states.

ACCESS TO CASH VALUE

LOANS: You may borrow up to 100% of the Policy's Cash Value at the end of the Valuation Period during which we receive the loan request. We will deduct any outstanding loan balance and unpaid interest from any Death Benefit proceeds.

PARTIAL WITHDRAWALS: You may make a written request to withdraw part of your Surrender Value. We charge the lesser of $50 or 2% of the withdrawal. A withdrawal may have tax consequences.

SURRENDERS: At any time while the Policy is in force and the Insured is living, you may make a written request to surrender your Policy. You will receive your Policy's Accumulation Value less any applicable Surrender Charge and outstanding Policy Debt. A surrender may have tax consequences.

FLEXIBILITY OF PREMIUMS

After you pay the initial premium, you may pay subsequent premiums at any time and in any amount, subject to some restrictions. While there are no scheduled premium due dates, we may schedule planned periodic premiums and send you billing statements for the amount you select. You may also choose to make pre-authorized automatic monthly premium payments.

"FREE LOOK" PERIOD

You have the right to examine and cancel your Policy by returning it to our Service Office no later than 10 days after you receive it. (Some states allow a longer period of time during which a Policy may be returned.) The free look period begins when you receive your Policy. We will refund your premium or Accumulation Value, as required by state law.

OWNERSHIP RIGHTS

While the Insured is living and the Policy is in force, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy,

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subject to the terms of any assignment of the Policy. These rights include selecting and changing the Beneficiary, naming a successor owner, changing the Specified Amount of the Policy and assigning the Policy.

SEPARATE ACCOUNT

The Separate Account is an investment account separate from the General Account. You may direct the Accumulation Value in your Policy to any of the Divisions of the Separate Account. Each Division invests in the one of the corresponding Portfolios listed on the cover of and described in this prospectus. Amounts allocated to the Separate Account will vary according to the investment performance of the Portfolios in which the Divisions invest. There is no guaranteed minimum division cash value.

GENERAL ACCOUNT

You may place all or a portion of your Accumulation Value in the General Account where it earns a minimum of 4% annual interest. We may declare higher interest rates, but are not obligated to do so.

TRANSFERS

GENERAL: You may transfer Accumulation Value among the Divisions and the General Account up to 20 times in each Policy Year. You will not be charged for the first 12 transfers in a Policy Year. We will currently charge $25 ($50 guaranteed maximum) for each additional transfer during a Policy Year. Special limitations apply to transfers from the General Account. We reserve the right to modify transfer privileges and charges.

DOLLAR COST AVERAGING: You may make periodic automatic transfers of specified amounts from the Money Market Division or the General Account to any other Division or the General Account.

PORTFOLIO REBALANCING: If selected we will automatically readjust the allocation between the Divisions and the General Account on a quarterly, semi-annual or annual basis at no additional charge.

SETTLEMENT OPTIONS

There are several ways of receiving the Policy's Death Benefit proceeds other than in a lump sum. Proceeds distributed according to a settlement option do not vary with the investment experience of the Separate Account.

CASH VALUE

Your Policy's Cash Value equals the Accumulation Value (the total amount that your Policy provides for investment plus the amount held as collateral for Policy Debt) less any Surrender Charge.

TAX BENEFITS

Under current law you are not taxed on any gain under the Policy until you withdraw Accumulation Value from your Policy.

SUPPLEMENTAL BENEFITS AND RIDERS

We offer several optional insurance benefits and riders that provide supplemental benefits under the Policy. There is a charge associated with these benefits and riders.

POLICY RISKS

INVESTMENT RISK

If you invest your Accumulation Value in one or more Divisions, you will be subject to the risk that investment performance of the Divisions will be unfavorable and that the Accumulation Value will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the General Account, then we credit your Accumulation Value (in the General Account) with a stated rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum of 4% per year.

SUITABILITY

Variable life insurance is designed for long-term financial planning. It is not suitable as a vehicle for short-term savings. While the amount of the Surrender Charge decreases over time, it may be a substantial portion of or even exceed your Accumulation Value less any Policy Debt. Accordingly, you should not purchase the Policy if you will need your Surrender Value in a short period of time.

RISK OF LAPSE

If your monthly charges exceed your Surrender Value, your Policy may enter a 61-day (in most states) Grace Period and may lapse. When you enter the Grace Period, we will notify you that your Policy will lapse (that is, terminate without value) if you do not send us payment for the amount stated in the notice by a specified date. Your Policy generally will not enter the Grace Period (1) if you make timely premium payments sufficient to cover the monthly deduction; or (2) if you make timely payment of the minimum premium amount during the minimum premium period; or (3) if you satisfy the no-lapse test during the no-lapse guarantee period. Subject to certain conditions you may reinstate a lapsed Policy.

TAX RISKS

Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your Policy may become a modified endowment contract ("MEC"). Under federal tax law, loans, withdrawals and other pre-death distributions received from a MEC Policy are includable in gross income on an income first basis. Also, if you receive these distributions before you have attained age 59 1/2, you may be subject to a 10% penalty.

Existing tax laws that benefit this Policy may change at any time.

WITHDRAWAL AND SURRENDER RISKS

A Surrender Charge applies during the first nine Policy Years after the Policy Date and for nine years after each increase in Specified Amount. It is possible that you will receive no Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Surrender Value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

A partial withdrawal will reduce Surrender Value, Death Benefit and the amount of premiums considered paid to meet the no-lapse guarantee premium requirement. Partial withdrawals may be subject to a pro rata Surrender Charge and a partial withdrawal charge.

A surrender or partial withdrawal may have tax consequences.

LOAN RISKS

Taking a loan from your Policy may increase the risk that your Policy will terminate. It will have a permanent effect on the Policy's Surrender Value because the Accumulation Value held as security for the loan does not participate in the performance of the Divisions. In addition, if you do not pay loan interest when it comes due, the accrued interest will reduce the Surrender Value of your Policy. Both of these consequences may increase your Policy's risk of lapse. A loan will also reduce the Death Benefit. If your Policy is surrendered or if it lapses with an outstanding loan, you may incur adverse tax consequences.

PORTFOLIO RISKS

Each Division invests in shares of one of the Portfolios. We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to the Divisions may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which the Divisions invest. You bear the investment risk that the Portfolios possibly will not meet their objectives.

The type of investments that a Portfolio makes entail specific types of risks. A comprehensive discussion of the risks of each Portfolio in which the Divisions may invest may be found in the Funds' prospectuses. Please refer to the prospectuses for the Funds for more information. You should read the prospectuses for each of the Funds carefully before investing. If you do not have a prospectus for a Portfolio, please contact us at the address or telephone number provided on the front cover of this prospectus and we will send you a copy.

FEE TABLES

     THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME YOU BUY THE POLICY, SURRENDER THE POLICY, OR TRANSFER ACCUMULATION VALUE AMONG THE DIVISIONS AND THE GENERAL ACCOUNT.

                                TRANSACTION FEES

                                WHEN CHARGE IS
CHARGE                          DEDUCTED               AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------
Maximum Premium Load (1)        Each Premium           Guaranteed: 3% of premium in all years
                                Payment                Current: 3% of premium in Policy Years 1-10, 0% thereafter

Premium Tax Charge (1)          Each Premium           2.5% of premium
                                Payment

Federal Income Tax Charge (1)   Each Premium           1.25% of premium
                                Payment

Surrender Charge (2)            Policy surrender,      MAXIMUM = $47.04 per $1,000 of Specified Amount (Policy
                                partial withdrawal,    surrendered in 1st Policy Year for male smoker age 68)
                                or decrease in
                                Specified Amount       MINIMUM = $.36 per $1,000 of Specified Amount (Policy
                                in first nine Policy   surrendered in 9th Policy Year, for female non-smoker,
                                Years and first        ages 0 through 15)
                                nine years after
                                any increase in        For 42 year old, male non-smoker, Preferred Plus
                                Specified Amount       rating class:
                                                          $12.28 per $1,000 of Specified Amount in Policy Year 1,
                                                          declining to $2.45 per $1,000 of Specified Amount in
                                                          Policy Year 9

Transfer Fees                   Upon Transfer          $0 on first 12 transfers in each Policy Year; $25 on each
                                                       transfer thereafter on a current basis; $50 per transfer
                                                       guaranteed maximum

Withdrawal Charge               Upon Withdrawal        The lesser of $50 or 2% of the partial withdrawal amount.

In-force Policy Illustrations   Upon Request           $50 (3)

Net Policy Loan Interest        Upon each Policy       Type A Loan: 0% (5)
Rate (4)                        Anniversary or,        Type B Loan: 1% annually (5)
                                when applicable,
                                loan repayment,
                                Policy surrender,
                                reinstatement of
                                Policy or death of
                                the Insured

(1) Subject to state law, we reserve the right to increase these tax charges due to changes in state or federal tax laws that increase our tax liability. The Premium Charges applicable to policies issued for delivery in the Commonwealth of Puerto Rico are described under "Premium Charges" on page 29.

(2) This charge applies to all surrenders, partial withdrawals, and decreases in Specified Amount. The amount of your Surrender Charge at issue will depend on the Issue Age, risk classification and sex of the Insured. As shown in the table below, if you surrender your Policy, we will charge you a percentage of the Initial Surrender Charge based on the Policy Year in which you surrender. The percentages are shown in the table below, declining to 0 after the 9th Policy Year:

                                    SURRENDER CHARGE AS
                                   PERCENTAGE OF INITIAL
                     POLICY YEAR     SURRENDER CHARGE
                     -----------   ---------------------
                     0-5                    100%
                     6                       80%
                     7                       60%
                     8                       40%
                     9                       20%
                     10+                      0%

     For more information and an example, see "Charges Deducted upon Surrender" at page 30 below. The Surrender Charge on a decrease in the Specified Amount is proportionate to the percentage decrease.

     If you increase the Specified Amount of your Policy, we will determine an additional Surrender Charge applicable to the amount of the increase and apply it to any subsequent surrender, partial withdrawal, or decrease in the Specified Amount. See "Surrender Charges On Increases In Specified Amount", beginning on page 31.

     The Surrender Charge shown in the table may not be representative of the Surrender Charge that you would pay. For more information about the Surrender Charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus or contact your representative.

(3)  We currently waive this charge.

(4) The Net Policy Loan Interest Rate represents the difference between the amount of interest we charge you for a loan and the amount of interest we credit to the Accumulation Value held in the General Account to secure loans.

(5) No Net Policy Loan Interest Rate is deducted for a Type A loan, which is charged the same interest rate as the Interest credited to the Accumulation Value held in the General Account to secure the loan. The annual Net Policy Loan Interest Rate deducted for a Type B loan is based on the difference between the loan interest rate (which is set at 5% annually) and the interest rate credited to the Accumulation Value held in the General Account to secure the Type B loan (which is set at 4% annually). See "Policy Loans", beginning on page (33).

     THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING THE PORTFOLIOS' FEES AND EXPENSES.

            PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

                                WHEN CHARGE IS
CHARGE                          DEDUCTED               AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------
Cost of Insurance               Monthly on             Minimum: $0.06 per $1,000
(per $1,000 of net              Monthly                Maximum: $83.33 per $1,000
amount at risk) (1), (5)        Anniversary
                                Date                   For 42 year old male non-smoker,
                                                       Preferred Plus rating class:
                                                          Current: $0.05 per $1,000
                                                          Guaranteed: $0.30 per $1,000

Acquisition Charge              Monthly on             Maximum: $1.33 per $1,000 in Policy Year 1
(per $1,000 of Specified        Monthly                   $0.67 per $1,000 in Policy Year 2
Amount) (2), (5)                Anniversary               $0.00 thereafter
                                Date
                                                       For 42-year old male, non-smoker, Preferred Plus
                                                       rating class:
                                                          $0.25 per $1,000 in Policy Year 1; $0.12 per $1000 in
                                                          Policy Year 2.

Mortality and Expense           Accrued Daily          Maximum:
Risk Charge (3)                                           Policy Years 1-25: 0.85% annually
                                                          Policy Years 26+: 0.60% annually

                                                       Current:
                                                          Policy Years 1-25: 0.60% annually
                                                          Policy Years 26+: 0.10% annually

Administrative Expense          Monthly on             $10 per month
Charge                          Monthly
                                Anniversary
                                Date

Tax Charge                      Each Valuation         Currently none (4)
                                Period

(1) The cost of insurance charge varies based on Attained Age, sex, smoking status, underwriting class of the Insured, and duration of the Policy. We determine the current Cost of Insurance charge, but we guarantee we will never charge you a higher rate than the guaranteed rate shown in your Policy. We calculate a separate Cost of Insurance charge for any increase in the Specified Amount, based on the Insured's circumstances at the time of the increase. For more information about the calculation of the Cost of Insurance charge, see "Cost of Insurance", beginning on page 29.

(2) The rate shown in the table is determined as follows. The acquisition charge is charged for the first two Policy Years. It is 2% of the Load Basis Amount in Policy Year 1 and 1% of the Load Basis Amount in Policy Year 2. The Load Basis Amount is a percentage of the Specified Amount. The Load Basis Amount varies based on the sex, Issue Age, and rating class of the Insured. It does not vary by the amount of premium paid. The current maximum Load Basis Amount is $66.65 per thousand dollars of Specified Amount. The Load Basis Amount for a 42-year old male, non-smoker, Preferred Plus rating class is $12.28 per thousand. We calculate a separate acquisition charge for any increase in the Specified Amount based on the Insured's circumstances at the time of the increase. For more information about the acquisition charge, see "Acquisition Charge", beginning on page 29.

(3)  The rates given are effective annual rates.

(4) We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Separate Account. We reserve the right to do so in the future. See "Charges and Fees Assessed Against the Separate Account " on page 30 below.

(5) The cost of insurance and acquisition charges shown in the table may not be representative of the charges you would pay. For more information about the charges that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus or contact your representative.

CURRENTLY WE ARE OFFERING THE FOLLOWING OPTIONAL RIDERS. THE CHARGES FOR THE RIDERS YOU SELECT ARE DEDUCTED MONTHLY FROM YOUR ACCUMULATION VALUE AS PART OF THE MONTHLY DEDUCTION. YOU MAY NOT BE ELIGIBLE FOR ALL OF THE OPTIONAL RIDERS SHOWN BELOW. THE BENEFITS PROVIDED UNDER EACH RIDER ARE SUMMARIZED IN "SUPPLEMENTAL BENEFITS" BELOW.

                                  RIDER CHARGES

                                WHEN CHARGE IS
                                DEDUCTED               AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------
Accelerated Benefit             Deducted from          $250
                                benefit payment

Accidental Death Benefit        Monthly on             $0.07 - $0.16 per $1000 of Insurance Risk (1), (9)
                                the Monthly
                                Anniversary Date
                                                       42 year old male non-smoker, Preferred Plus rating class:
                                                          $0.08 per $1,000 of Insurance Risk

Additional Coverage             Cost of Insurance      Minimum: $0.06 per $1,000
                                (per $1,000 of net     Maximum: $83.33 per $1,000
                                amount at
                                risk) (8) (9)
                                                       For 42 year old male non-smoker, Preferred Plus
                                                       rating class:
                                                          Current: $0.05 per $1,000
                                                          Guaranteed: $0.30 per $1,000

                                Unit Expense Charge,      $0.01 per $1,000 of Rider Specified Amount
                                Deducted Monthly
                                on the Monthly
                                Anniversary Date

                                Rider Acquisition      $0.04 to $1.33 per $1000 of Rider Specified Amount in Rider
                                Charge, Deducted       Year 1; $0.02 to $0.67 per $1,000 of Rider Specified Amount
                                Monthly on the         in Rider Year 2; $0.00 thereafter (2), (9)
                                Monthly Anniversary
                                Date
                                                       42 year old male non-smoker, Preferred Plus rating class:
                                                          $0.25 per $ 1,000 of Rider Specified Amount in Rider
                                                          Year 1; $ 0.12 of Rider Specified Amount in
                                                          Rider Year 2.

                                Rider Surrender        $2.61 - $52.07 per $1000 of Rider Specified Amount in Rider
                                Charge                 Rider Years 1 through 9 (3), (9)

                                                       42 year old male non-smoker, Preferred Plus rating class:
                                                          $28.32 in Policy Year 1, decreasing to $5.31 per $1,000
                                                          of Rider Specified Amount in Policy Year 9

Automatic Increase              Monthly on             Maximum: $0.01 - $0.11 per $1000 of Initial Specified
                                the Monthly            Amount (4), (9)
                                Anniversary Date

                                                       42 year old male non-smoker, Preferred Plus rating class:
                                                          $0.01 per $1,000 of Rider Specified Amount

Children's Term Insurance       Monthly on             $.50 per $1000 of Death Benefit
                                the Monthly
                                Anniversary Date

Death Benefit Maintenance       Beginning at           $6.80 per $1,000 of rider amount, offset by reduction in
                                Attained Age 90,       Cost of Insurance
                                Monthly on
                                the Monthly
                                Anniversary Date

                                  RIDER CHARGES

                                WHEN CHARGE IS
                                DEDUCTED               AMOUNT DEDUCTED
------------------------------------------------------------------------------------------------------------------
Disability Waiver of            Monthly on             4.8% - 23.7% increase in monthly charges (5), (9)
Deductions                      the Monthly
                                Anniversary Date
                                                       42 year old male non-smoker, Preferred Plus rating class:
                                                          7.5% increase in monthly charges

Disability Waiver of            Monthly on             $0.017 - 0.14 per $1 of Specified Premium waived (6), (9)
Specified Premium               the Monthly
                                Anniversary Date
                                                       42 year old male non-smoker, Preferred Plus rating class:
                                                          $0.05 per $1 of Specified Premium waived

Guaranteed Death Benefit        Monthly on             $0.01 per $1000 of Specified Amount.
                                the Monthly
                                Anniversary Date

Guaranteed Insurability         Monthly on             $0.03 - $0.16 per $1,000 of Specified Amount (7), (9)
Rider                           the Monthly
                                Anniversary Date
                                                       35 year old male non-smoker, Preferred Plus rating class:
                                                          $0.11 per $1,000 of Specified Amount (10)

Spouse Term Rider               Monthly on             $0.07 - $25.48 per $1,000 of Death Benefit (8), (9)
                                the Monthly
                                Anniversary Date
                                                       42 year old female non-smoker, Preferred Plus rating class:
                                                          $.20 per $1,000 of Death Benefit

Supplemental Coverage           COI Charge,            $0.06 - $83.33 per $1,000 of Net Amount at Risk attributable to
Rider                           Deducted Monthly       the Rider (8), (9)
                                on Monthly
                                Anniversary Date
                                                       42 year old male non-smoker, Preferred Plus rating class:
                                                          $0.30 per $1,000 of Rider Specified Amount

                                Rider Acquisition      $0.04 to $1.33 per $1,000 of Rider Specified Amount in
                                Charge, Deducted       Rider Year 1 and $0.02 to $0.67 per $1,000 of Rider
                                Monthly on Monthly     Specified Amount in Rider Year 2 (2), (9)
                                Anniversary Date
                                                       42 year old male non-smoker, Preferred Plus rating
                                                       class (8):
                                                          $.25 per $1,000 of Rider Specified Amount in Rider Year
                                                          1 and $.12 per $1,000 of Rider Specified Amount in Rider
                                                          Year 2

                                Unit Expense           Guaranteed: $0.01 per $1,000 Rider Specified Amount
                                Charge, deducted
                                Monthly on Monthly
                                Anniversary date

(1) The monthly rate for this rider is based on the Attained Age of the Insured.

(2) This charge varies based on the sex, Issue Age, and rating class of the Insured. The calculation and operations of this charge is similar to the calculation of the Acquisition Charge on the Policy. See note (2) on page 8.

(3) This charge varies depending on the Issue Age, risk classification and sex of the Insured. The calculation and operation of this charge is similar to the calculation of the Surrender Charge on the Policy. See note (2) on page 7.

(4)  The monthly rate for this rider is based on Issue Age of the Insured.

(5) The charge percentage for this rider is based on Attained Age of the Insured.

(6) The monthly rate for this rider is based on sex, Attained Age, and rating class of the Insured.

(7) The cost of insurance rate for this rider is based on Issue Age and remains level throughout the rider coverage period.

(8) This charge varies based on Attained Age, sex, smoking status, underwriting class of the Insured, and duration of the Rider. The calculation and operation of this charge is similar to the calculation of the cost of insurance charge on the Policy. See note (1) on page 8.

(9) The charge shown in the table may not be representative of the charges you would pay. For more information about the charges that would apply to your Policy, please contact us at the address or telephone number shown on the first page of the prospectus or contact your representative.

(10) This rider is not available to Insureds beyond Issue Age 40.

     THE FOLLOWING TABLE DESCRIBES PORTFOLIO FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY THE TABLE SHOWS THE MINIMUM AND MAXIMUM FEES AND EXPENSES CHARGED BY ANY OF THE PORTFOLIOS MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH PORTFOLIO.

                                CHARGES ASSESSED

                         AGAINST THE UNDERLYING FUNDS(1)

                                                                              MINIMUM   MAXIMUM
                                                                              -------   -------
Total Annual Portfolio Operating Expenses (expenses that are deducted from
Portfolio assets, including management fees, distribution (12b-1) fees, and
other expenses), without waivers or expense reimbursements                     0.24%     1.74%

Total Annual Portfolio Operating Expenses (expenses that are deducted from
Portfolio assets, including management fees, distribution (12b-1) fees, and
other expenses), with contractual waivers and expense reimbursements           0.24%     1.63%

(1) The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2006 for the Portfolios in which the Variable Account invests.

     The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios' expenses to keep the Portfolios' expenses below specified limits. The range of expenses in the first row above does not include the effect of any fee reduction or expense reimbursement arrangement. The range of expenses in the second row above shows the effect of contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through April 30, 2008. The 1.63% maximum Total Annual Portfolio Operating Expenses, after contractual waivers and expense reimbursements are taken into consideration, is for nine Portfolios, and the expense limits are terminable after April 30, 2008. These arrangements are described in more detail in the Expense table and footnotes on the following page and in the relevant Portfolios' prospectuses. Other Portfolios have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time, and which are not reflected in the above chart. Taking these arrangements into consideration, the maximum and minimum Total Annual Portfolio Operating Expenses were 1.63% and 0.24%, respectively. Each fee reduction and expense reimbursement arrangement is described in the notes to the table below and the relevant Portfolio's prospectus.

     The Portfolios' expenses are assessed at the Portfolio level and are not direct charges against the Divisions or the Policy's Accumulated Value. These expenses are taken into account in computing each Portfolio's per share net asset value, which in turn is used to compute the corresponding Division's Accumulation Unit Value.

     Each Division purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and they may vary from year to year.
     Note that under recently adopted SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying fund. In addition, those rules permit that the underlying fund Boards of Directors or Boards of Trustees issuing the Portfolios to consider whether to adopt redemption fees of up to 2% to be imposed on policyowners whose transfers among investment divisions cause underlying fund Portfolio shares to be redeemed shortly after shares of the same Portfolio are purchased as a result of such policyowners transfers. Such fees, if imposed, would be paid to the Portfolio the shares of which were purchased and sold.

     The figures in the following table show expense ratios for the individual Portfolios for the year ended December 31, 2006, except where otherwise noted. The expense of certain Portfolios reflect contractual fee reductions and expense reimbursement, as indicated in their prospectuses.

INDIVIDUAL PORTFOLIO COMPANY ANNUAL EXPENSES
(as a percentage of average net assets)
For Ensemble III, EXEC, EXEC 2006, SL, Accumulator and Protector

                                                                           12b-1 OR
                                                               MANAGEMENT    SERVICE     OTHER                  TOTAL
                                                                  FEES       FEES      EXPENSES               EXPENSES
                                                                (BEFORE     (BEFORE    (BEFORE     ACQUIRED   (BEFORE
                                                                  ANY         ANY        ANY      FUND FEES     ANY
                                                                WAIVERS/    WAIVERS/   WAIVERS/      AND      WAIVERS/
                                                                 REIMB)      REIMB)     REIMB)     EXPENSES    REIMB)
                                                                 ----      --------    --------    ---------  ---------
LVIP Capital Growth Fund (Standard Class)(1)(2)                  0.73%                  0.09%                  0.82%
LVIP Delaware Bond Fund (Service Class)(3)                       0.34%      0.25%       0.07%                  0.66%
LVIP Delaware Growth and Income Fund (Service Class)(3)          0.33%      0.25%       0.07%                  0.65%
LVIP Delaware Managed Fund (Service Class)(3)                    0.41%      0.25%       0.09%                  0.75%
LVIP Marsico International Growth Fund (Standard Class)(1)(4)    0.97%                  0.16%                  1.13%
LVIP MFS Value Fund (Standard Class)(1)(5)                       0.74%                  0.10%                  0.84%
LVIP Mid-Cap Growth Fund (Standard Class)(1)(6)(24)              0.90%                  0.23%                  1.13%
LVIP Mid-Cap Value Fund (Standard Class)(1)(7)                   0.99%                  0.14%                  1.13%
LVIP Money Market Fund (Standard Class)(3)                       0.42%                  0.08%                  0.50%
LVIP S&P 500 Index Fund (Standard Class)(1)(8)                   0.24%                  0.11%                  0.35%
LVIP Small-Cap Index Fund (Standard Class)(1)(9)(10)             0.32%                  0.14%                  0.46%
LVIP T. Rowe Price Growth Stock Fund (Standard Class)(1)(11)     0.78%                  0.12%                  0.90%
LVIP Templeton Growth Fund (Standard Class)(1)(12)               0.75%                  0.11%                  0.86%
LVIP Value Opportunities Fund (Standard Class)(1)(13)(14)        1.05%                  0.13%                  1.18%
American Century VP International Fund (Class I)                 1.23%                  0.00%                  1.23%
American Century VP Value Fund (Class II)                        0.83%      0.25%       0.00%                  1.08%
American Funds Insurance Series Growth Fund (Class 2)            0.32%      0.25%       0.02%                  0.59%
American Funds Insurance Series Growth-Income Fund (Class 2)     0.27%      0.25%       0.01%                  0.53%
Delaware VIP High Yield Series (Standard Class) (15)             0.65%                  0.12%                  0.77%
DWS Small Cap Index VIP (Class B)                                0.45%      0.25%       0.05%                  0.75%
Fidelity(R) VIP Contrafund Portfolio (Initial Class)(16)         0.57%                  0.09%                  0.66%
Fidelity(R) VIP Equity-Income Portfolio (Initial Class)(17)      0.47%                  0.10%                  0.57%
Fidelity(R) VIP Growth Portfolio (Initial Class)(18)             0.57%                  0.11%                  0.68%
Fidelity(R) VIP Investment Grade Bond Portfolio
(Service Class 2)                                                0.32%      0.25%       0.12%                  0.69%
Fidelity(R) VIP Mid Cap Portfolio (Service Class 2) (19)         0.57%      0.25%       0.11%                  0.93%
FTVIPT Franklin Small Cap Value Securities Fund (Class 2)(20)    0.51%      0.25%       0.17%       0.03%      0.96%
FTVIPT Templeton Foreign Securities Fund (Class 2)(20)           0.63%      0.25%       0.15%       0.03%      1.06%
Goldman Sachs VIT Capital Growth Fund (Institutional Shares)     0.76%                  0.09%                  0.85%
MFS(R) VIT Utilities Series (Initial Class)(21)                  0.75%                  0.11%                  0.86%
PIMCO Total Return Portfolio (Administrative Class)              0.25%      0.15%       0.25%                  0.65%
ProFund VP Asia 30(22)                                           0.75%      0.25%       0.66%                  1.66%
ProFund VP Europe 30(22)                                         0.75%      0.25%       0.65%                  1.65%
ProFund VP Financials(22)                                        0.75%      0.25%       0.72%                  1.72%
ProFund VP Health Care(22)                                       0.75%      0.25%       0.72%                  1.72%
ProFund VP Large-Cap Growth(22)                                  0.75%      0.25%       0.71%                  1.71%
ProFund VP Large-Cap Value(22)                                   0.75%      0.25%       0.70%                  1.70%
ProFund VP Rising Rates Opportunity Fund                         0.75%      0.25%       0.61%                  1.61%
ProFund VP Small-Cap Growth(22)                                  0.75%      0.25%       0.71%                  1.71%
ProFund VP Small-Cap Value(22)                                   0.75%      0.25%       0.74%                  1.74%
ProFund VP Technology(22)                                        0.75%      0.25%       0.74%                  1.74%
ProFund VP U.S. Government Plus(23)                              0.50%      0.25%       0.62%                  1.37%
Vanguard VIF Mid-Cap Index Portfolio                             0.20%                  0.04%                  0.24%
Vanguard VIF REIT Index Portfolio                                0.27%                  0.04%                  0.31%
Vanguard VIF Small Company Growth Portfolio                      0.35%                  0.03%                  0.38%


                                                                              TOTAL
                                                                             PORTFOLIO
                                                                   TOTAL     EXPENSES
                                                               CONTRACTUAL    AFTER
                                                                 WAIVERS/   CONTRACTUAL
                                                                  REIMB.     WAIVERS/
                                                                 (IF ANY)     REIMB.
                                                                ----------  ---------
LVIP Capital Growth Fund (Standard Class)(1)(2)                    0.01%     0.81%
LVIP Delaware Bond Fund (Service Class)(3)
LVIP Delaware Growth and Income Fund (Service Class)(3)
LVIP Delaware Managed Fund (Service Class)(3)
LVIP Marsico International Growth Fund (Standard Class)(1)(4)      0.01%     1.12%
LVIP MFS Value Fund (Standard Class)(1)(5)                         0.02%     0.82%
LVIP Mid-Cap Growth Fund (Standard Class)(1)(6)                    0.10%     1.03%
LVIP Mid-Cap Value Fund (Standard Class)(1)(7)                     0.02%     1.11%
LVIP Money Market Fund (Standard Class)(3)
LVIP S&P 500 Index Fund (Standard Class)(1)(8)                     0.07%     0.28%
LVIP Small-Cap Index Fund (Standard Class)(1)(9)(10)
LVIP T. Rowe Price Growth Stock Fund (Standard Class)(1)(11)       0.02%     0.88%
LVIP Templeton Growth Fund (Standard Class)(1)(12)
LVIP Value Opportunities Fund (Standard Class)(1)(13)(14)
American Century VP International Fund (Class I)
American Century VP Value Fund (Class II)
American Funds Insurance Series Growth Fund (Class 2)
American Funds Insurance Series Growth-Income Fund (Class 2)
Delaware VIP High Yield Series (Standard Class) (15)
DWS Small Cap Index VIP (Class B)
Fidelity(R) VIP Contrafund Portfolio (Initial Class)(16)
Fidelity(R) VIP Equity-Income Portfolio (Initial Class)(17)
Fidelity(R) VIP Growth Portfolio (Initial Class)(18)
Fidelity(R) VIP Investment Grade Bond Portfolio
(Service Class 2)
Fidelity(R) VIP Mid Cap Portfolio (Service Class 2) (19)
FTVIPT Franklin Small Cap Value Securities Fund (Class 2)(20)      0.03%     0.93%
FTVIPT Templeton Foreign Securities Fund (Class 2)(20)             0.03%     1.03%
Goldman Sachs VIT Capital Growth Fund (Institutional Shares)       0.01%     0.84%
MFS(R) VIT Utilities Series (Initial Class)(21)
PIMCO Total Return Portfolio (Administrative Class)
ProFund VP Asia 30(22)                                             0.03%     1.63%
ProFund VP Europe 30(22)                                           0.02%     1.63%
ProFund VP Financials(22)                                          0.09%     1.63%
ProFund VP Health Care(22)                                         0.09%     1.63%
ProFund VP Large-Cap Growth(22)                                    0.08%     1.63%
ProFund VP Large-Cap Value(22)                                     0.07%     1.63%
ProFund VP Rising Rates Opportunity Fund
ProFund VP Small-Cap Growth(22)                                    0.08%     1.63%
ProFund VP Small-Cap Value(22)                                     0.11%     1.63%
ProFund VP Technology(22)                                          0.11%     1.63%
ProFund VP U.S. Government Plus(23)                                0.04%     1.33%
Vanguard VIF Mid-Cap Index Portfolio
Vanguard VIF REIT Index Portfolio
Vanguard VIF Small Company Growth Portfolio

(1) The fees and expenses shown in the table have been adjusted to reflect the administration agreement and accounting services agreement.

(2) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.81% of average daily net assets (Service Class at 1.06%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(3) The fees and expenses shown in the table have been restated to reflect the renewal of the administration agreement. In addition, the fees and expenses have been restated to reflect a change in expense allocation methodology. Expenses common to all Funds of the Trust are allocated to each fund based on their relative average net assets.

(4) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 1.12% of average daily net assets (Service Class at 1.37%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(5) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.82% of average daily net assets (Service Class at 1.07%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(6) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 1.05% of average daily net assets (Service Class at 1.30%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(7) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 1.11% of average daily net assets (Service Class at 1.36%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(8) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.28% of average daily net assets (Service Class at 0.53%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(9) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.46% of average daily net assets (Service Class at 0.71%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(10) The Management Fee has been restated to reflect a new management agreement effective April 30, 2007. Due to the change in investment objective for this fund, the management fee decreased.

(11) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.88% of average daily net assets (Service Class at 1.13%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(12) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.86% of average daily net assets (Service Class at 1.11%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(13) The advisor has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 1.34% of average daily net assets (Service Class at 1.59%). The Agreement will continue at least through April 30, 2008 and renew automatically for one-year terms unless the advisor provides written notice of termination to the fund.

(14) The Management Fee has been restated to reflect a new management agreement effective April 30, 2007. The management fee charged to the fund pursuant to the new agreement is lower than the management fee previously charged to the fund.

(15) The investment advisor for the Delaware VIP High Yield Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, and May 1, 2006 through April 30, 2007, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, certain Trustee retirement plan expenses, conducting shareholder meetings, and liquidations [collectively, "non-routine expenses"]) would not exceed 0.80% and 0.78%, respectively. Effective May 1, 2007 through April 30, 2008, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs, and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, certain Trustee retirement plan expenses, conducting shareholder meetings, and liquidations [collectively, "non-routine expenses"]) would not exceed 0.74%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year.

(16) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.65% for initial class; 0.75% for service class; and 0.90% for service class 2. These offsets may be discontinued at any time.

(17) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the funds' custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including thee reductions, the total class operating expenses would have been 0.56% for initial class and 0.66% for service class. These offsets may be discontinued at any time.

(18) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.67% for initial class; 0.77% for service class; and 0.92% for service class 2. These offsets may be discontinued at any time.

(19) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.66% for initial class; 0.76% for service class; and 0.91% for service class 2. These offsets may be discontinued at any time.

(20) The Fund's manager has agreed in advance to reduce its fees from assets invested by the Fund in a Franklin Templeton Money Market Fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).

(21) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

(22) ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Portfolio Operating Expenses, as a percentage of average daily net assets, exceed 1.63% through April 30, 2008. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC within three years of the waiver or reimbursement to the extent that recoupment will not cause the Fund's expenses to exceed any expense limitation in place at that time. A waiver or reimbursement lowers the expense ratio and increases overall returns to investors.

(23) ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Portfolio Operating Expenses, as a percentage of average daily net assets, exceed 1.33% through April 30, 2008. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC within three years of the waiver or reimbursement to the extent that recoupment will not cause the Fund's expenses to exceed any expense limitation in place at that time. A waiver or reimbursement lowers the expense ratio and increases overall returns to investors.

(24) The advisor has contractually agreed to waive a portion of its advisory fee through April 30, 2008. The waiver amount is: 0.10% on the first $25 million and 0.05% on the next $50 million. The waiver will renew automatically for one year terms unless the advisor provides written notice of termination to the fund.

* Note: The portfolio expense information was provided by the Portfolios and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details.

  Certain of the Portfolios' advisers reimburse the Company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policies. Such reimbursement is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ among Portfolios. Such reimbursement typically is calculated as a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to .25% annually of net assets. The reimbursements, which generally are paid by the advisers and are not charged to owners, are separate from the expenses of the Portfolio. We receive 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios' shares held by corresponding Divisions.

DEFINITIONS

ACCUMULATION VALUE--The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

AGE--The Insured's age at his/her nearest birthday.

ALLOCATION DATE--The date when the initial Net Premium is placed in the Divisions and the General Account as instructed by the Policyowner in the application. The Allocation Date is the later of 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive all administrative items needed to activate the Policy.

ATTAINED AGE--The Insured's age at the last Policy Anniversary.

BENEFICIARY--The person you designated to receive the Death Benefit proceeds. If no Beneficiary survives the Insured, you or your estate will be the Beneficiary.

CASH VALUE--The Accumulation Value less any Surrender Charge.

CODE--The Internal Revenue Code of 1986, as amended.

COMPANY--Jefferson Pilot Financial Insurance Company.

COST OF INSURANCE--A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.

CUMULATIVE MINIMUM PREMIUM--An amount equal to the Minimum Annual Premium divided by 12 and multiplied by the number of completed policy months.

DATE OF RECEIPT--Any Valuation Date on which a notice or premium payment, other than the initial premium payment, is received at our Service Office.

DEATH BENEFIT--The amount which is payable on the Death of the Insured, adjusted as provided in the Policy.

DEATH BENEFIT OPTIONS--The methods for determining the Death Benefit.

DIVISION--A separate division of Separate Account A which invests only in the shares of a specified Portfolio of a Fund.

FUND--An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

GENERAL ACCOUNT--A non-variable funding option available in the Policy that guarantees a minimum interest rate of 4% per year.

GRACE PERIOD--The 61-day period beginning on the Monthly Anniversary Date on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction, unless the cumulative minimum premium requirement has been met or the no-lapse guarantee is in effect. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.

INSURED--The person on whose life the Policy is issued.

ISSUE AGE--The Age of the Insured on the Policy's Issue Date.

ISSUE DATE--The effective date on which we issue the Policy.

LOAD BASIS AMOUNT--An amount per $1,000 of Specified Amount which varies by sex, Issue Age (or Attained Age for an increase in Specified Amount) and rating class of the Insured. This amount is used to calculate the Acquisition Charge.

LOAN VALUE--Generally, 100% of the Policy's Cash Value on the date of a loan.

MINIMUM ANNUAL PREMIUM--The amount of premium that you must pay each year to assure that the Policy remains in force for at least 5 Policy Years from the Issue Date, even if the Surrender Value is insufficient to satisfy the current Monthly Deduction.

MONTHLY ANNIVERSARY DATE--The same day in each month as the Policy Date.

NET PREMIUM--The gross premium less the State Premium Tax Charge, Federal Income Tax Charge and the Premium Load.

POLICY--The life insurance contract described in this Prospectus.

POLICY DATE--The date set forth in the Policy from which Policy Years, Policy Months and Policy Anniversaries will be determined. If the Policy Date falls on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If You do not request a date, it is the either date the Policy is issued or the date we receive your premium payment. For policy exchanges or conversions, the Policy Date is the Monthly Anniversary Date of the original policy.

POLICY DEBT--The sum of all unpaid policy loans and accrued interest thereon.

PORTFOLIO--A separate investment series of one of the Funds.

PREMIUM LOAD--A charge we assess against premium payments.

PROOF OF DEATH--One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to us.

SEC--Securities and Exchange Commission.

SEPARATE ACCOUNT A OR THE SEPARATE ACCOUNT--JPF Separate Account A, a separate investment account we established for the purpose of funding the Policy.

SERVICE OFFICE--Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

SPECIFIED AMOUNT--The amount you choose at application, which may subsequently be increased or decreased, as provided in the Policy. The Specified Amount is used in determining the Death Benefit.

STATE--Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, the Commonwealth of the Northern Mariana Islands or any other possession of the United States.

SURRENDER CHARGE--An amount we retain upon the surrender of the Policy, a withdrawal or a decrease in Specified Amount.

SURRENDER VALUE--Cash Value less any Policy Debt.

TARGET PREMIUM--The premium from which first year commissions will be determined and which varies by sex, Issue Age, rating class of the Insured and Specified Amount.

VALUATION DATE--The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open.

VALUATION PERIOD--The period of time between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

THE COMPANY
Jefferson Pilot Financial Insurance Company ("JP Financial" or "the Company") is a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America. On April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. Chubb Life changed its name to Jefferson Pilot Financial Insurance Company effective May 1, 1998. The Company redomesticated to Nebraska in June of 2000. On April 3, 2006, Jefferson-Pilot Corporation merged into and with a wholly owned subsidiary of Lincoln National Corporation as a part of the merger of the two companies operations. The obligations of the Company as set forth in your policy, this Prospectus, and the Statement of Additional Information will not change as a result of this merger. JP Financial's Service Office is located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

We are licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam and the Commonwealth of the Northern Mariana Islands.

At December 31, 2006 the Company and its subsidiaries had total assets of approximately $17.5 billion and had $262.9 billion of insurance in force, while total assets of Lincoln National Corporation were $178.5 billion

We write individual life insurance and annuities, which are subject to Nebraska law governing insurance. We are currently rated AA (Very Strong) by Standard & Poor's Corporation, A+ (Superior) by A. M. Best Company, and AA (Very Strong) by Fitch Ratings. These ratings do not apply to JPF Separate Account A, but reflect the opinion of the rating companies as to our relative financial strength and ability to meet contractual obligations to our policyholders.

THE SEPARATE ACCOUNT

The Separate Account underlying the Policy is JPF Separate Account A. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the Funds' prospectuses, which are delivered with this Prospectus.

Separate Account A was established under New Hampshire law on August 20, 1984 and is now governed by the laws of the State of Nebraska as a result of the Company's redomestication to Nebraska on June 12, 2000. Under Nebraska Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for our variable life insurance policies and variable annuities. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value.

The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or our management or investment practices or policies. We do not guarantee the Separate Account's investment performance.
DIVISIONS. The Policies presently offer forty-four Divisions but may add or delete Divisions. We reserve the right to limit the number of Divisions in which you may invest over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

INVESTMENT AND FIXED ACCOUNT OPTIONS

You may allocate all or a part of your Net Premiums and Accumulation Value to the Divisions currently available under your Policy or to the General Account.

SELECTING INVESTMENT OPTIONS

- CHOOSE OPTIONS APPROPRIATE FOR YOU. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

- UNDERSTAND THE RISKS ASSOCIATED WITH THE OPTIONS YOU CHOOSE. Some Divisions invest in Portfolios that are considered more risky than others. Portfolios with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other Portfolios. For example, Portfolios investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, Portfolios using derivatives in their investment strategy may be subject to additional risks.

- BE INFORMED. Read this prospectus and the Portfolio prospectuses before choosing your investment options.

SEPARATE ACCOUNT INVESTMENTS
The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums and Accumulation Value allocated to the Separate Account will be invested in the Portfolios in accordance with your selection. The Separate Account is currently divided into 44 Divisions, each of which invests in a single Portfolio of one of the following open-end investment management companies:

Lincoln Variable Insurance Products Trust ("LVIP")

American Century Variable Portfolios, Inc.
American Funds Insurance Series
Delaware VIP Trust

DWS Investments VIT Funds
Goldman Sachs Variable Insurance Trust
Fidelity(R) Variable Insurance Products Fund ("VIP")
Franklin Templeton Variable Insurance Products Trust
MFS(R) Variable Insurance Trust
PIMCO Variable Insurance Trust
ProFunds VP
Vanguard Variable Insurance Fund

Divisions may be added or withdrawn as permitted by applicable law. We reserve the right to limit the total number of Divisions you may elect over the lifetime of the Policy or to increase the total number of Divisions you may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only to insurance company separate accounts to provide the investment options for variable annuities or variable life insurance policies and in some instances to qualified employee benefit plans. (See Mixed and Shared Funding).

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Division or combination of Divisions is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.
On April 30, 2007, as reflected in the tables beginning on the next page, the reorganization of Jefferson Pilot Variable Fund, Inc. ("JPVF") and Lincoln Variable Insurance Products Trust ("LVIP"), became effective, and the assets and liabilities of the following JPVF portfolios were transferred to newly created series of LVIP: Capital Growth Portfolio, International Equity Portfolio, Value Portfolio, Mid-Cap Growth Portfolio, Mid-Cap Value Portfolio, S&P 500 Index Portfolio, Strategic Growth Portfolio, World Growth Stock Portfolio, and Small-Cap Value Portfolio. In addition, at that same date, the assets and liabilities of the Small Company Portfolio were transferred to the LVIP Small-Cap Index Fund following the approval of a change in investment objective. Finally, at that same date, the following JPVF portfolios were merged into LVIP series: High Yield Bond Portfolio, Growth Portfolio, Balanced Portfolio, and Money Market Portfolio.

INVESTMENT ADVISERS AND OBJECTIVES FOR EACH OF THE FUNDS
The investment adviser to LVIP is Lincoln Investment Advisors Corporation ("Lincoln Investment Advisors") (formerly Jefferson Pilot Investment Advisory Corporation), an affiliate of the Company. Lincoln Investment Advisors and LVIP have contracted with the sub-investment managers listed in the table below to provide the day-to-day investment decisions for the LVIP Funds.

American Century Investment Management, Inc. is the investment adviser to the American Century Variable Portfolios, Inc. Capital Research and Management Company ("Capital") is the investment adviser to the American Funds Insurance Series. Delaware Management Company ("DMC") is the investment adviser to the Delaware VIP Trust Deutsche Asset Management, Inc. ("Deutsche") is the investment adviser to the DWS Investment VIT Funds. Fidelity Management and Research Company ("FMR") is the investment adviser to the Fidelity Variable Insurance Products Fund. Goldman Sachs Asset Management, L.P. is the investment adviser to the Goldman Sachs Variable Insurance Trust. Massachusetts Financial

Services Company ("MFS") is the investment adviser to the MFS Variable Insurance Trust. Pacific Investment Management Company ("PIMCO") is the investment adviser to the PIMCO Variable Insurance Trust. ProFund Advisors LLC is the investment adviser to the ProFunds VP. The investment advisers for the Vanguard VIF Small Company Portfolio of the Vanguard Variable Insurance Fund are Granahan Investment Management, Inc. ("Granahan") and Grantham, Mayo, Van Otterloo &Co. LLC ("GMO"). The Vanguard Group is the investment adviser to the Vanguard VIF Mid-Cap Index and VIF REITIndex Portfolios. Templeton Investment Counsel, LLC ("TIC") and Franklin Advisory Services, LLC are the investment advisers to the Portfolios of the Franklin Templeton Variable Insurance Products Trust.

Following are the investment objectives and managers for each of the Portfolios:

                                PORTFOLIO CHOICES

                                  LARGE GROWTH

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
American Growth Fund, Class 2       Seeks long-term growth                           Capital
   VIP Growth Portfolio             Seeks to achieve capital appreciation.           FMR
   Goldman Sachs Capital Growth     Seeks long-term growth of capital.               Goldman Sachs
   Fund                                                                              Asset Management, L.P.

LVIP Capital Growth Fund            Seeks capital growth. Realization of income is   Wellington Management
   (Standard Class)                 not a significant investment consideration and   Company, LLP
   (formerly JPVF Capital Growth    any income realized will be incidental.          ("Wellington")
   Portfolio)

LVIP Delaware Growth and Income     Maximize long-term return (capital appreciation  Delaware Management
   Fund                             plus income) consistent with prudent investment  Company
   (Service Class)                  strategy.  The Fund pursues its objective by     ("DMC")
   (formerly JPVF Growth            investing in a diversified portfolio of stocks
   Portfolio)                       primarily of large-sized U.S. companies

LVIP T. Rowe Price Growth Stock     Long-term growth of capital. Dividend and        T. Rowe Price
   Fund (Standard Class)            interest income from portfolio securities, if    Associates, Inc.
   (formerly JPVF Strategic         any, is incidental to the Portfolio's
   Growth Portfolio)                investment objective of long-term growth.

ProFund VP Large-Cap Growth         Seeks daily investment results, before fees      ProFund Advisors LLC
                                    and expenses, that correspond to the daily       ("ProFund")
                                    performance of the S&P 500/Citigroup Growth
                                    Index.

                                    LARGE CORE

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio         Seeks long-term capital appreciation. Seeks      FMR
LVIP S&P 500 Index Fund(1)          investment results that correspond to the        Mellon Capital
(Standard Class)                    total return of common stocks publicly traded    Management Corporation
(formerly JPVF S&P 500 Index        in the United States, as represented by the      ("Mellon")
Portfolio)                          S&P 500.

                                    LARGE VALUE

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
American Growth-Income Fund,        Seeks long-term growth and income                Capital
   Class 2

VIP Equity-Income Portfolio         Seeks reasonable income by investing primarily   FMR
                                    in income-producing equity securities. In
                                    choosing these securities the Portfolio will
                                    also consider the potential for capital
                                    appreciation. The Portfolio's goal is to
                                    achieve a yield which exceeds the composite
                                    yield on the securities comprising the
                                    Standard & Poor's Composite Index of 500 Stocks
                                    (S&P 500).

LVIP MFS Value Fund                 Long-term growth of capital by investing         Massachusetts Financial
   (Standard Class)                 primarily in a wide range of equity issues       Services Company
   (formerly JPVF Value             that may offer capital appreciation and,         ("MFS")
   Portfolio)                       secondarily, seeks a reasonable level of
                                    current income.

ProFund VP Large-Cap Value          Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to the daily
                                    performance of the S&P 500/Citigroup Value
                                    Index.

                                 PORTFOLIO CHOICES

                                  MID-CAP GROWTH

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
LVIP Mid-Cap Growth Fund            Seeks capital appreciation.                      Turner
   (Standard Class)
   (formerly JPVF Mid-Cap
   Growth Portfolio)

                                   MID-CAP CORE

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
VIP Mid Cap Portfolio, Service      Seeks long-term growth of capital                FMR
   Class 2                          Seeks to provide long-term growth of capital     Vanguard
   Vanguard(R) VIF Mid-Cap          by attempting to match the performance of
   Index Portfolio                  a broad-based market index of stocks of
                                    medium-size U.S. companies.

                                   MID-CAP VALUE

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
American Century(R) VP Value        Seeks long-term capital growth. Income is a      American Century
   Fund, Class II                   secondary objective.

LVIP Mid-Cap Value Fund             Seeks long-term capital appreciation.            Wellington
   (Standard Class)
   (formerly JPVF Mid-Cap
   Value Portfolio

                                 SMALL-CAP GROWTH

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
DWS Small Cap Index VIP-Class B     Seeks to replicate, as closely as possible,      Deutsche
                                    before expenses, the performance of the
                                    Russell 2000 Small Stock Index, which
                                    emphasizes stocks of small U.S. companies.

LVIP Small-Cap Index Fund           Seeks capital appreciation. The Fund pursues     Mellon
   (Standard Class)                 its objective by seeking to approximate, as
   (formerly JPVF Small Company     closely as practicable, before fees and
   Portfolio)                       expenses, the performance of the Russell
                                    2000(R) Index(2) which emphasizes stocks of
                                    small U.S. companies.

ProFund VP Small-Cap Growth         Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to the daily
                                    performance of the S&P SmallCap 600/Citigroup
                                    Growth Index.

Vanguard(R) VIF Small Company       Seeks to provide long-term growth of capital.    Granahan and GMO
   Growth Portfolio

                                  SMALL-CAP VALUE

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
Franklin Small Cap Value            Seeks long-term total return.                    Franklin Advisory
   Securities Fund, Class 2                                                          Services, LLC

LVIP Value Opportunities Fund       Seeks long-term capital appreciation by          Dalton, Greiner,
   (Standard Class)                 investing primarily in securities of small-cap   Hartman, Maher & Co.,
   (formerly JPVF Small-Cap         companies.                                       LLC
   Value Portfolio)

ProFund VP Small-Cap Value          Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to the daily
                                    performance of the S&P SmallCap 600/Citigroup
                                    Value Index.

                                PORTFOLIO CHOICES

                           INTERNATIONAL LARGE GROWTH

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
American Century(R)                 Seeks capital growth.                            American Century
   VP International Fund, Class I

LVIP Marsico International          Long-term growth of capital through              Marsico Capital
   Growth Fund (Standard Class)     investments in securities whose primary          Management, LLC
   (formerly JPVF International     trading markets are outside the United States.
   Equity Portfolio)

ProFund VP Asia 30                  Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to the daily
                                    performance of the ProFunds Asia 30 Index.

ProFund VP Europe 30                Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to the daily
                                    performance of the ProFunds VP Europe 30
                                    Index.

                            INTERNATIONAL LARGE CORE

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
LVIP Templeton Growth Fund          Long-term growth through a policy of             Templeton Investment
   (Standard Class)                 investing primarily in stocks of companies       Counsel, LLC
   (formerly JPVF World Growth      organized in the U.S. or in any foreign          ("Templeton")
   Stock Portfolio)                 nation. A portion of the Portfolio may also
                                    be invested in debt obligations of companies
                                    and governments of any nation. Any income
                                    realized will be incidental.

                            INTERNATIONAL LARGE VALUE

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities        Seeks long-term capital growth.                  Templeton Investment
   Fund: Class 2                                                                     Counsel, LLC

                                     SECTOR

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
MFS VIT Utilities Series            Seeks capital growth and current income          MFS
                                    (income above that is available from a
                                    portfolio invested entirely in equity
                                    securities).

ProFund VP Financials               Seeks daily investment results, before fees      ProFund
                                    and expenses, that corresponds to the daily
                                    performance of the Dow Jones U.S. Financial
                                    Sector Index.

ProFund VP Health Care              Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to the daily
                                    performance of the Dow Jones U.S. Healthcare
                                    Sector Index.

ProFund VP Technology               Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to the daily
                                    performance of the Dow Jones U.S. Technology
                                    Sector Index.

Vanguard(R) VIF REIT Index          Seeks to provide a high level of income and      Vanguard
   Portfolio                        moderate long-term growth of capital.

                                  FIXED INCOME

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
VIP Investment Grade Bond           Seeks to achieve as high a level of current      FMR
   Portfolio, Service Class 2       income as is consistent with preservation of
                                    capital.

LVIP Delaware Bond Fund             Maximum current income consistent with a         DMC
   (Service Class)                  prudent investment strategy.
   (formerly JPVF High Yield
   Bond Portfolio)

                                PORTFOLIO CHOICES

                                  FIXED INCOME

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
Delaware VIP High Yield Series      Seeks maximum current income (yield)             DMC
   (Standard Class)                 consistent with a prudent investment
                                    strategy.

PIMCO Total Return Portfolio        Seeks maximum total return, consistent with      PIMCO
                                    preservation of capital and prudent
                                    investment management.

ProFund VP Rising Rates             Seeks daily investment results, before fees      ProFund
   Opportunity                      and expenses, that correspond to one and
                                    one-quarter times (125%) the inverse
                                    (opposite) of the daily price movement of
                                    the most recently issued 30-year U.S.
                                    Treasury Bond ("Long Bond").

ProFund VP U.S. Government Plus     Seeks daily investment results, before fees      ProFund
                                    and expenses, that correspond to one and
                                    one-quarter times (125%) the daily price
                                    movement of the most recently issued 30-year
                                    U.S. Treasury Bond ("Long Bond").

                                     HYBRID

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
LVIP Delaware Managed Fund          Maximize long-term return (capital appreciation  DMC
   (Service Class)                  plus income) consistent with prudent investment
   (formerly JPVF Balanced          strategy.  The Fund pursues its objective by
   Portfolio)                       investing in three categories of securities:
                                    equity securities (stocks), fixed-income
                                    securities (debt obligations) and money
                                    market securities

                                  MONEY MARKET

PORTFOLIO NAME                      OBJECTIVE                                        MANAGER
------------------------------------------------------------------------------------------------------------
LVIP Money Market Fund              Maximum current income while (i) maintaining     DMC
   (Standard Class)                 a stable value of its shares and (ii)
   (formerly JPVF Money Market      preserving the value of the Fund.
   Portfolio)

(1) "Standard & Poor's(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Lincoln Variable Insurance Products Trust and its affiliates. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see the Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P)

(2) Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell 2000(R) is a trademark of Russell Investment Group.

An investment in the LVIP Money Market Fund is neither insured nor guaranteed by the U.S. Government or the FDIC or any other agency.

Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.

Some of the Portfolios are managed by investment advisers who also manage publicly offered mutual funds having similar names and investment objectives. While some of the Portfolios may in some ways resemble, and may in fact be modeled after publicly offered mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly offered mutual fund. Consequently, the investment performance of publicly offered mutual funds and any similarly named Portfolio may differ substantially.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Division are separate and are credited to or charged against the particular Division without regard to income, gains or losses from any other Division or from any other part of our business. We will use the net premiums you allocate to a Division to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Portfolios are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Portfolio shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Portfolios simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Portfolio. This might force that Portfolio to sell portfolio securities at disadvantageous prices. Policy owners will not bear the attendant expense.

FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution, addition or deletion of securities will be made without prior notice to Policyowners, and without such prior approval of the SEC or other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

     (a)  to operate the Separate Account in any form permitted by law;

     (b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

     (c) to transfer assets from one Division to another, or from any Division to our general account;

     (d)  to add, combine, or remove Divisions in the Separate Account;

     (e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in "Charges and Fees-Other Charges" on page 31; and

     (f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolio's shareholders. See accompanying Prospectus for the Portfolios.

GENERAL ACCOUNT

Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the General Account has not been reviewed by the SEC.

The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 4.0% on amounts in the General Account and assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the General Account Value.

The General Account is secured by our general assets. Our general assets include all assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the assets of the General

Account in those assets we choose, as allowed by applicable law. We will allocate investment income of such General Account assets between ourself and those policies participating in the General Account.

We guarantee that, at any time, the General Account Value of your Policy will not be less than the amount of the Net Premiums allocated to the General Account, plus any monthly accumulation value adjustment, plus interest at an annual rate of not less than 4.0%, less the amount of any withdrawals, Policy Loans or Monthly Deductions, plus interest at an annual rate of not less than 4.0%.

If you do not accept the Policy issued as applied for or you exercise your "free look" option, no interest will be credited and we will retain any interest earned on the initial Net Premium.

POLICY CHOICES

GENERAL

The Policy is designed to provide the Insured with lifetime insurance protection and to provide you with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage on the Insured with a Death Benefit payable on the Insured's death. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments.

To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. The Insured under the Policy must generally be under age 85 at the time the application for the Policy is submitted. For ages 15 and over, the Insured's smoking status is reflected in the current cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application for any reason.

The minimum Specified Amount at issue is $50,000. We reserve the right to revise our rules to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

PREMIUM PAYMENTS

The Policy is a flexible premium life insurance policy. This means that you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our Service Office or through one of our authorized agents for forwarding to us. There is no fixed schedule of premium payments on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. We will not bill premium payments for less than $250, nor more frequently than quarterly, semi-annually or annually. ($50 for electronic fund transfers).

If you pay the Minimum Annual Premium during the minimum premium period, we guarantee that the Policy will stay in force throughout the minimum premium period, even if the Surrender Value is insufficient to pay a Monthly Deduction. The minimum premium period is five years. The minimum initial premium will equal the Minimum Annual Premium, divided by 6. (See "NO LAPSE GUARANTEE", page 32).

We may require evidence of insurability if payment of a premium will result in an immediate increase in the difference between the Death Benefit and the Accumulation Value.

In order to help you obtain the insurance benefits you desire, we will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on your insurance needs and financial abilities, the Specified Amount of the Policy and the Insured's age, sex and risk class. You are not required to pay Planned Periodic Premiums. If you do not pay a Planned Periodic Premium, your Policy will not lapse, so long as the Policy's Surrender Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee that your Policy will remain in force. (See "Grace Period")

MODIFIED ENDOWMENT CONTRACT

The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your Policy to be deemed a MEC and you do not consent to MEC status for your Policy, we will either refund the excess premium to you, offer you the option to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy on the next, succeeding Policy anniversary when the premium no longer causes your Policy to be deemed a MEC in accordance with your allocation instructions on file at the time such premium is applied. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code. We may also notify you of other options available to you to keep the Policy in compliance

COMPLIANCE WITH THE INTERNAL REVENUE CODE

The Policy is intended to qualify as a "contract of life insurance" under the Code. The Death Benefit provided by the Policy is intended to qualify for exclusion from federal income taxation. If at any time you pay a premium that would exceed the amount allowable for such qualification, we will either refund the excess premium to you, offer you the option to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy on the next, succeeding Policy anniversary when the premium no longer causes your Policy to be deemed a MEC in accordance with your allocation instructions on file at the time such premium is applied. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance peremium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code.

We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

BACKDATING

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed but no earlier than six months prior to approval of the Policy in the state where the Policy is issued (or as otherwise allowed by state law). Backdating may be desirable so that you can purchase a particular Specified Amount for a lower cost of insurance rate based on a younger Insured age. For a backdated Policy, we will assess Policy fees and charges from the Policy Date even though you did not have coverage under the Policy until the initial premium payment is received. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account.

ALLOCATION OF PREMIUMS

We will allocate premium payments, net of the premium tax charge, Federal income tax charge and Premium Load, plus interest earned from the later of the date of receipt of the premium payment or the Policy Date to the Allocation Date, among the General Account and the Divisions in accordance with your directions to us. The minimum percentage of any net premium payment allocated to any division or the General Account is 5%. Allocation percentages must be in whole numbers only. Your initial premium (including any interest) will be allocated, as you instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in our Service Office. Prior to the Allocation Date, the initial Net Premium, and any other premiums received, will be allocated to the General Account. (See "Right of Policy Examination")

You may change your premium allocation instructions at any time. Your request may be written, by telephone or via the internet, so long as the proper telephone or internet authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See "Transfers and Allocations to Funding Options")

DEATH BENEFIT OPTIONS

At the time of purchase, you must choose between the available Death Benefit Options. The amount payable upon the Death of the Insured depends upon which Death Benefit Option you choose.

OPTION I: The Death Benefit will be the greater of (i) the current Specified Amount or (ii) the Accumulation Value on the death of the Insured multiplied by the corridor percentage, as described below.

OPTION II: The Death Benefit equals the greater of (i) the current Specified Amount plus the Accumulation Value on the death of the Insured or (ii) the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.

OPTION III: The Death Benefit equals the greater of (i) the current Specified Amount plus the total premiums paid less any withdrawals to the date of death or
(ii) the Accumulation Value multiplied by the corridor percentage as described below. If the total of the withdrawals exceeds the premiums paid then the Death Benefit will be less than the Specified Amount.

The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the Code.

DEATH BENEFIT QUALIFICATION TEST

You will also choose between the two Death Benefit qualification tests, the cash value accumulation test and the guideline premium test. Once you have made your choice, the Death Benefit qualification test cannot be changed.

The guideline premium test limits the amount of premium payable for an Insured of a particular age and sex. It also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Accumulation Value.

Following are the Corridor Percentages under the Guideline Premium Test:

                              CORRIDOR PERCENTAGES
                       (ATTAINED AGE OF THE INSURED AT THE
                         BEGINNING OF THE CONTRACT YEAR)

 AGE    %    AGE    %    AGE    %     AGE     %
----   ---   ---   ---   ---   ---   -----   ---
0-40   250%   50   185%   60   130%     70   115%
  41   243    51   178    61   128      71   113
  42   236    52   171    62   126      72   111
  43   229    53   164    63   124      73   109
  44   222    54   157    64   122      74   107
  45   215    55   150    65   120   75-90   105
  46   209    56   146    66   119      91   104
  47   203    57   142    67   118      92   103
  48   197    58   138    68   117      93   102
  49   191    59   134    69   116      94+  101

The cash value accumulation test requires that the Death Benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy. If the Accumulation Value is ever greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be automatically increased by multiplying the Accumulation Value by a corridor percentage that is defined as $1000 divided by the net single premium.
Effective on and after April 30, 2007, you may not elect the Cash Value Accumulation test if you select Death Benefit Option III.
The tests differ as follows:

(1) the guideline premium test limits the amount of premium that you can pay into your Policy; the cash value accumulation test does not.

(2) the factors that determine the minimum Death Benefit relative to the Policy's Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test.

(3) If you wish to pay more premium than is permitted under the guideline premium test, for example to target a funding objective, you should consider the cash value accumulation test, because it generally permits higher premium payments. However, the higher corridor percentage might cause you to pay higher cost of insurance charges. Payment of higher premiums could also cause your Policy to be deemed a MEC.

(4) If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the guideline premium test will better serve this objective. Since the corridor percentages are lower, the smaller required Death Benefit generally results in lower cost of insurance charges.

You should consult with a qualified tax adviser before choosing the Death Benefit Qualification Test.

The following example demonstrates the Death Benefits under Options I, II and III for the cash value accumulation test and the guideline premium test. The example shows an Ensemble III Policy issued to a male, non-smoker, Age 45, at the time of calculation of the Death Benefit. The Policy is in its 10th Policy Year and there is no outstanding Policy Debt.

                                   CASH VALUE    GUIDELINE
                                  ACCUMULATION    PREMIUM
                                      TEST         TEST
                                      ----         ----
Specified Amount                     100,000      100,000
Accumulation Value                    52,500       52,500
Corridor Percentage                      288%         215%
Total Premiums less Withdrawals       15,000       15,000
Death Benefit Option I               151,200      112,875
Death Benefit Option II              152,500      152,500
Death Benefit Option III                 N/A      115,000

Under any of the Death Benefit Options, the Death Benefit will be reduced by a withdrawal. (See "Withdrawals") The Death Benefit payable under any of the Options will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

Beginning on the Policy Anniversary nearest the Insured's Attained Age 100, the Death Benefit then in effect will remain in effect.

After we issue the Policy, you may, subject to certain restrictions, change the Death Benefit selection by sending us a request in writing. If you change the Death Benefit Option from Option II to Option I, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option I to Option II, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option III to Option II, the Specified Amount will be increased by the Premiums paid to the date of the change less any withdrawals and then will be decreased by the Accumulation Value in the date of the change. If you change the Death Benefit from Option III to Option I, the Specified Amount will be increased by the Premiums paid less any withdrawals, to the date of the change. You may not change from Options I or II to Option III. If a change would result in an immediate increase in the Death Benefit, such change will be subject to evidence of insurability.

TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

The Policy is not designed for purchase by individuals or organizations intending to use the services of professional market timing organizations (or other third persons or entities that use programmed or frequent transfers) ("market timing services") to make transfers and reallocations among the Investment Divisions of the Separate Account. We consider the activities of market timing services as potentially disruptive to the management of an underlying fund. These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all policyowners and beneficiaries under the policy, including long-term policyowners who do not use market timing services to engage in these activities. Management of a fund, and its performance, can be adversely impacted by, among other things, requiring a fund to keep more of its assets liquid rather than purchasing securities which might better help achieve investment objectives or requiring unplanned sale of fund securities holdings and dilution of the value of the portfolio. Some market timing services seek to exploit inefficiencies in how the underlying fund securities are valued. For example, underlying funds which invest in international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the securities. The prospectuses for the respective underlying funds describe how their pricing procedures work as well as any steps such funds may take to detect market timing.

We have adopted limits on the number of transfers into and out of the investment divisions and imposed a charge for transfers as detailed below. These limits and charges apply uniformly to all policyowners and not just policyowners who utilize market timing services. At this point, we impose no further limits on policyowners, and we do not monitor policyowner transactions other than limiting the number of transactions in a policy year and imposing certain transfer charges as described below.
In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the market timing procedures we have adopted to discourage frequent transfers among Investment Divisions. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to; (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying fund.
However, if we, or the investment adviser to any of the underlying funds, determine that a third-party agent on behalf of a policyowner or a market timing service is requesting transfers and reallocations, we reserve the right to restrict the third party's ability to request transfers and reallocations. There can be no assurance that we will be able to identify those who use market timing strategies and curtail their trading. In addition, some of the underlying funds are also available for purchase by other insurance companies. There is no assurance that such insurance companies or any of the underlying funds have adopted any policies or procedures to detect or curtail market timing or frequent trading or that any such policies and procedures which are adopted will be effective.

We will notify you in writing if we reject a transfer or reallocation or if we implement a restriction due to the use of market timing services. We may, among other things, then require you to submit the transfer or reallocation requests by regular mail only.

In addition, orders for the purchase of underlying fund shares may be subject to acceptance by the underlying fund. Therefore, we reserve the right to reject, without prior notice, any transfer or reallocation request with respect to an Investment Division if the Division's investment in the corresponding underlying fund is not accepted for any reason.

We have the right to terminate, suspend or modify these provisions.

The company will process transfers and determine all values in connection with the transfers at the end of the valuation period during which the transfer is received.

You may transfer all or part of the Accumulation Value to any other Division or to the General Account at any time, subject to the requirement to transfer a minimum of $250 or the amount available if less (we currently waive this requirement). Funds may be transferred between the Divisions or from the Divisions to the General Account. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, we currently impose a transfer charge of $25 (which charge is guaranteed not to exceed $50), which we will deduct on a pro rata basis from the Division or Divisions or the General Account into which the amount is transferred, unless you specify otherwise. We will not impose a transfer charge on the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a transfer charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 20 transfers per Policy Year. We reserve the right to modify transfer privileges and charges.

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments, we allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral, or (B) $100,000. Any other transfer rules, including minimum transfer amounts (which we currently waive), also apply. We reserve the right to modify these restrictions.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. A transfer from the General Account to the Divisions will be subject to the transfer charge unless it is one of the first 12 transfers in a Policy Year and except for the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account and loan repayments.

TELEPHONE AND INTERNET TRANSFERS, LOANS AND REALLOCATIONS
You, your authorized representative, or a member of his/her administrative staff may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing, by telephone or via the internet. In order to make telephone or internet transfers, you must complete the appropriate authorization form and return it to us at our Service Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified. Telephone and internet transfers may not always be available.

We may also permit loans to be made by telephone, provided that your authorization form is on file with us. Only you may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that instructions are genuine. Any instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more units when prices are low and fewer when prices are high.

You may establish automated transfers of a specific dollar amount (the "Periodic Transfer Amount") on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account to any other Division or to the General Account. You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 5% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program.

You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions among your allocations to your Policy's investment options on a systematic basis. Under this feature, we will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for the program.

You may select Dollar Cost Averaging or Automatic Portfolio Rebalancing when you apply for your Policy or at any time by submitting a written request to our Service Center. Contact us at the address or telephone number on the first page of this prospectus for forms or more information. You may stop participation by contacting us at our Service Center. You must give us at least 30 days advance notice to change any automated transfer instructions that are currently in place. We reserve the right to suspend or modify automated transfer privileges at anytime.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month when the transaction is to take place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 20 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.

POLICY VALUES

ACCUMULATION VALUE

The Accumulation Value of your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional Net Premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payments, less the premium load and the Premium Tax and Federal Income Tax Charges, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for your Policy on the Allocation

Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

(i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the Net Investment Factor, described below, for the current Valuation Period, PLUS

(ii) any Net Premium we receive during the current Valuation Period which is allocated to the Division, PLUS

(iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, MINUS

(iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, MINUS

(v)   all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the Monthly Deduction and increased by any monthly Accumulation Value adjustment allocated to the Divisions.

We will calculate a guaranteed monthly Accumulation Value adjustment at the beginning of the second Policy Year and every Policy Year thereafter. The adjustment will be allocated among the General Account and the Divisions in the same proportion as premium payments. The adjustment is calculated as (i) multiplied by the total of (ii) plus (iii) minus (iv), but not less than zero, where:

(i) is greater than or equal to the lesser of .0333% and the excess of the monthly mortality and expense risk charge currently assessed over .01666% in Policy Years 2 through 25 and greater than or equal to the lesser of .02083% and the excess of the monthly mortality and expense risk charge currently assessed over .008333% in Policy Years 26 and thereafter;

(ii)  is the amount allocated to the Divisions at the beginning of the Policy
      Year;

(iii) is the Type B loan balance at the beginning of the Policy Year; and

(iv) is the Guideline Single Premium at issue under Section 7702 of the Code, adjusted for any increases in Specified Amount.

See "Policy Loans" for a description of Type B loans.

UNIT VALUES

We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which you have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited to your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

The initial Unit Value of each Division's units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the Division's Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

NET INVESTMENT FACTOR

The Net Investment Factor measures each Division's investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting
(3) from the result, where:

(1)  is the sum of:

     (a) the Net Asset Value of a Portfolio share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

     (b) the per share amount of any dividend or capital gain distributions made for Portfolio shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Portfolio share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to a percentage of the average daily Net Asset Value of Portfolio shares held in the Separate Account for that Division.


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

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.

SURRENDER VALUE

The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Surrender Charge; less (c) the Policy Debt. (See "Charges Deducted Upon Surrender.")

CHARGES & FEES

CHARGES & FEES ASSESSED AGAINST PREMIUM

PREMIUM CHARGES

Before a premium is allocated to any of the Divisions of Separate Account A and the General Account, we will deduct (except with respect to policies issued for delivery to residents of the Commonwealth of Puerto Rico) the following fees and charges:

- a state premium tax charge of 2.5% unless otherwise required by state law (1.0% Tax Charge Back rate in Oregon and 2.35% in California).

- a federal income tax charge of 1.25% ("Federal Income Tax Charge") which reimburses us for our increased federal tax liability under the federal tax laws.

- a Premium Load, which is guaranteed not to exceed 3% of premium in all Policy Years, which reimburses us for a portion of our distribution expenses.

The premium charges are also applied to premiums received pursuant to replacements or exchanges under Section 1035 of the Code.

For policies issued for delivery to residents of the Commonwealth of Puerto Rico, we will deduct a charge against premium of 6.75% for the first 10 Policy Years, 3.75% after Policy Year 10 before a premium is allocated to any of the divisions of Separate Account A or the General Account. If permitted by applicable law, this charge may be increased to reflect changes in Federal or Commonwealth of Puerto Rico tax laws which increase our tax liability.

The state premium tax charge reimburses us for taxes and other assessments we pay to states and municipalities in which the Policy is sold and represents an approximate average of actual taxes we pay. The amount of tax assessed by a state or municipality may be more or less than the charge. We may impose the premium tax charge in states which do not themselves impose a premium tax. State premium tax rates vary from 0% to 4%. The current North Carolina premium tax rate is 1.9%. Subject to state law, we reserve the right to increase these tax charges due to changes in the state or federal tax laws that increase our tax liability.

CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy's Accumulation Value can be deducted from any one of the Divisions, the General Account, or pro rata from each of the Divisions and the General Account. If you do not designate one Division, we will deduct the charges pro rata from each of the Divisions and the General Account.

MONTHLY DEDUCTION

On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the Cost of

Insurance for the Policy and any optional benefits added by rider.

The Monthly Deduction equals:

i) the Cost of Insurance for the Policy (as described below), plus

ii) a Monthly Administrative Fee of $10, plus

iii) a monthly Acquisition Charge during the first two Policy Years equal to 2% of the Load Basis Amount per month in Policy Year 1 and 1% of Load Basis Amount per month in Policy Year 2, plus

iv) the cost of optional benefits provided by rider, plus

v) a monthly Acquisition Charge on the amount of the increase during the first 24 months following any increase in Specified Amount, plus

vi) the cost of optional benefits provided by rider.

COST OF INSURANCE. The Cost of Insurance charge is related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provisions that you may elect through a Policy rider.

The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus
(iii) where:

i) is the current Cost of Insurance Rate as described in the Policy;

ii) is the death benefit at the beginning of the policy month divided by
1.0032737 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4%); and

iii) is the Accumulation Value at the beginning of the policy month, prior to the monthly deduction for the Cost of Insurance.

The current Cost of Insurance Rate is variable and is based on the Insured's Issue Age, sex (where permitted by law), rating class, Policy Year and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, you should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on our estimates for future factors such as mortality experience, investment earnings, expenses (including reinsurance costs), taxes and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis. The current Cost of Insurance rate will not exceed the applicable maximum Cost of Insurance rate shown in your Policy.

MONTHLY ADMINISTRATIVE EXPENSE CHARGE. The Monthly Deduction amount also includes a monthly administration fee of $10.00. This fee may not be increased.

ACQUISITION CHARGE. We will deduct from the Accumulation Value a monthly acquisition charge of 2% of the Load Basis Amount in the first Policy Year and 1% of the Load Basis Amount in the second Policy Year. The Load Basis Amount is an amount per $1000 of Specified Amount, which varies by sex, Issue Age and rating class of the Insured. The maximum load Basis Amount is $66.65, resulting in a maximum Acquisition Charge of $1.33 per month per $1000 of Specified Amount in year 1 and $0.67 per month per $1000 of Specified Amount in Year 2. This charge does not vary with the amount of premium paid. We reserve the right to increase or decrease this charge for policies not yet issued in order to correspond with changes in distribution costs of the Policy. The charge compensates us for the cost of selling the Policy, including, among other things, agents' commissions, advertising and printing of prospectuses and sales literature. Normally this charge, plus the Premium Load and the Surrender Charge, discussed below, compensate us for total sales expenses for the year.

To the extent sales expenses in any Policy Year are not recovered by the Acquisition Charges, the Premium Load and the Surrender Charges we collect, we may recover sales expenses from other sources, including profits from the Mortality and Expense Risk Charges.


                                       32

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CHARGES FOR OPTIONAL BENEFITS. If you elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.

CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

We will assess a charge on a daily basis against each Division at a current annual rate of 0.60% in Policy Years 1 through 25 and 0.10% in Policy Years 26 and later of the value of the Divisions to compensate us for mortality and expense risks we assume in connection with the Policy. We reserve the right to increase this charge, but guarantee that it will not exceed 0.85% in Policy Years 1 through 25 and 0.60% in Policy Years 26 and thereafter. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated and that we will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

ADMINISTRATIVE CHARGE FOR TRANSFERS OR WITHDRAWAL

We currently impose an Administrative Fee of $25 for each transfer among the Divisions or the General Account, after the first 12 transfers in a Policy Year (up to a maximum of 20). This charge is guaranteed not to exceed $50 per transfer. We will also charge an Administrative Fee on withdrawals equal to the lesser of 2% of the withdrawal amount or $50.

CHARGES DEDUCTED UPON SURRENDER

If you surrender the Policy, reduce the Specified Amount, or the Policy lapses during the first nine Policy Years, we will assess a contingent deferred sales charge, which will be deducted from the Policy's Accumulation Value. This charge is imposed in part to recover distribution expenses and in part to recover certain first year administrative costs.

The initial Surrender Charge is the Surrender Charge we would assess if you surrendered the Policy on the Issue Date. It equals your Policy's Specified Amount times a rate per $1,000 of Specified Amount, which varies based on the Issue Age, risk classification and, in most states, sex of the Insured. The initial maximum Surrender Charge will be specified in your Policy and will be in compliance with each state's nonforfeiture law.

For the first five Policy Years, the amount we charge you on surrender will equal the initial Surrender Charge. It will then decrease annually, decreasing to zero in the tenth Policy Year. The Surrender Charge in any given Policy Year will equal the following percentage of the initial Surrender Charge:

                                         SURRENDER CHARGE
                                         AS PERCENTAGE OF
                                        INITIAL SURRENDER
                          POLICY YEAR        CHARGE*
                          -----------   -----------------
                              0-5              100%
                               6                80%
                               7                60%
                               8                40%
                               9                20%
                              10+                0%

*    May be lower at some ages

For example, if your Policy's Specified Amount were $100,000, and the applicable rate were $12.28 per thousand, your initial Surrender Charge would be $1,228.00. The Surrender Charge applicable in any Policy Year therefore would be as follows:

                         POLICY YEAR   SURRENDER CHARGE
                         -----------   ----------------
                             0-5           $1,228.00
                              6            $  982.40
                              7            $  736.80
                              8            $  491.20
                              9            $  245.60
                             10+                   0

We will not assess a Surrender Charge after the ninth Policy Year unless there is an increase in Specified Amount.

The Surrender Charge on an increase in Specified Amount is described in "Surrender Charges on Increase in Specified Amount" below.

The maximum Surrender Charge that we will assess is $47.04 per $1000 of specified amount. This is the


                                       33

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Surrender Charge on a surrender in the first Policy Year for a male smoker, age
68.

A pro rata portion of any Surrender Charge will be assessed upon withdrawal or reduction in the Specified Amount. The Policy's Accumulation Value will be reduced by the amount of any withdrawal or from a reduction in Specified Amount plus any applicable pro rata Surrender Charge.

SURRENDER CHARGES ON SURRENDERS AND WITHDRAWALS

All applicable Surrender Charges are imposed on Surrenders.

We will impose a partial Surrender Charge on withdrawals. The pro rata Surrender Charge will equal the amount of the Specified Amount reduction associated with the withdrawal divided by the Specified Amount before the reduction times the then-current Surrender Charge. We will reduce any applicable remaining Surrender Charges by the same proportion. A transaction charge equal to the lesser of 2% of the withdrawal amount or $50 will be deducted from the amount of each withdrawal. (See "Withdrawals") The Surrender Charge does not apply to Policy loans.

We will also impose a partial Surrender Charge on decreases in Specified Amount. It will equal the amount of the decrease in Specified Amount divided by the Specified Amount before the decrease times the then-current Surrender Charge.

SURRENDER CHARGES ON INCREASES IN SPECIFIED AMOUNT

Increases in Specified Amount will be subject to a new Surrender Charge. The Surrender Charge on the increase will equal one-half the Surrender Charge we would assess if you were purchasing a new Policy, rather than increasing the Specified Amount of your existing Policy.

The Surrender Charge on the increase will be determined based on the Insured's circumstances at the time of the increase. The Surrender Charge will apply for nine years from the effective date of the increase, and will decrease over that period just as initial Surrender Charges decrease.

OTHER CHARGES

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by us on the assets attributable to that Division. Although we currently make no charge, we reserve the right to charge you an administrative fee, not to exceed $50 (subject to applicable state law limitations), to cover the cost of preparing any additional illustrations of current Cash Values and current mortality assumptions which you may request after the first year Policy Date.

POLICY RIGHTS

SURRENDERS

By Written Request, you may surrender or exchange the Policy under Code Section 1035, for its Surrender Value at any time while the Insured is alive. All insurance coverage under the Policy will end on the date of the surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which we agree and that we make available. When we receive your written request in good order, the values in the Divisions will be moved into the General Account. If you decide to keep your Policy, you must send us a letter notifying us of your decision and instructing us on how you wish the values to be allocated to the Divisions. (See "Right to Defer Payment", "Policy Settlement" and "Payment of Benefits".)

WITHDRAWALS

By written request, you may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. A charge equal to the lesser of $50 or 2% of the withdrawal will be deducted from the amount of the Cash Value which you withdraw. We will also deduct a pro rata Surrender Charge. The minimum amount of any withdrawal after the charge is applied is $500. The amount you withdraw cannot exceed the Surrender Value.

Withdrawals will generally affect the Policy's Accumulation Value, Cash Value and the life insurance proceeds payable under the Policy as follows:

- The Policy's Cash Value will be reduced by the amount of the withdrawal plus the $50 charge;


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

- The Policy's Accumulation Value will be reduced by the amount of the withdrawal, the $50 charge plus any applicable pro rata Surrender Charge;

- The Death Benefit will be reduced by an amount equal to the reduction in Accumulation Value.

The withdrawal will reduce the Policy's values as described in the "Charges Deducted Upon Surrender" section.

If the Death Benefit Option for the Policy is Option I, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount will be reduced below $25,000.

If the Death Benefit Option for the Policy is Option II, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-for-dollar reduction in the Death Benefit.

If the Death Benefit Option for the Policy is Option III, a withdrawal will result in a dollar-for-dollar reduction in the Death Benefit.

You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the General Account, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. ("See Right to Defer Payment", "Policy Changes" and "Payment of Benefits".)

GRACE PERIOD

Generally, on any Monthly Anniversary Date, if your Policy's Surrender Value is insufficient to satisfy the Monthly Deduction, we will allow you 61 days of grace for payment of an amount sufficient to continue coverage. We call this "lapse pending status". During the first five Policy Years, however, if you have paid the required cumulative minimum premiums, your Policy will not enter the Grace Period regardless of declines in the Surrender Value.

Written notice will be mailed to your last known address, according to our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

The Policy will stay in force during the Grace Period. If the Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

If payment is not made within 61 days after the Monthly Anniversary Date, the Policy will terminate without value at the end of the Grace Period.

NO-LAPSE GUARANTEE

A no-lapse guarantee provision is available at no charge to you if the guarantee was available in the Policy at the time your Policy was issued. The Policy will not enter the Grace Period regardless of declines in the Surrender Value so long as cumulative premiums paid less cumulative withdrawals to date, less Policy Debt exceed cumulative required no-lapse premiums. Consult your Policy for minimum premium requirements and no-lapse periods.

There is a maximum guarantee period of 20 years. The guarantee period varies by Issue Age. The guarantee does not apply in the following situations:

-    if you have selected Death Benefit Option III;

-    if you have selected the Automatic Increase Rider;

-    if you change your Death Benefit from Option I to Option II;

-    if your Policy lapses and is subsequently reinstated.

REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

If the Policy terminates as provided in its Grace Period provision, you may reinstate it. To reinstate the Policy, the following conditions must be met:

-    The Policy has not been fully surrendered.

- You must apply for reinstatement within 5 years after the date of termination and before the Insured's Attained Age 100.

-    We must receive evidence of insurability satisfactory to us.

- We must receive a premium payment sufficient, after deduction of any policy expense charges, to restore the Cash Value to an amount sufficient to keep the Policy in force for at least three months following the effective date of reinstatement.

- If a loan was outstanding at the time of lapse, we will require that either you repay or reinstate the loan.

- Supplemental Benefits will be reinstated only with our consent. (See "Grace Period" and "Premium Payments".)


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

COVERAGE BEYOND INSURED'S ATTAINED AGE 100

At the Insured's Attained Age 100, we will make several changes to your Policy as follows:

- Your Policy will continue in force for the lifetime of the Insured unless you surrender the Policy;

-    The Death Benefit Option in effect may not be changed;

-    No further premiums will be accepted;

-    No further Monthly Deductions will be taken;

-    The Monthly Accumulation Value Adjustment will no longer apply;

- The interest rate charged to Type A and B Policy Loans will be set equal to the rate credited to the portion of the Accumulation Value in the General Account being held as collateral on the Policy Loan; and

- Any riders attached to the Policy will terminate as stipulated in the riders' termination provision.

RIGHT TO DEFER PAYMENT

Payments of any Separate Account Value will be made within 7 days after our receipt of your written request. However, we reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of full surrender and withdrawal values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any General Account Value may be deferred for up to six months, except when used to pay amounts due us.

POLICY LOANS

We will grant loans at any time after the expiration of the Right of Policy Examination. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 100% of Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount you can borrow at any time is the Loan Value reduced by any outstanding Policy Debt.

We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "OTHER MATTERS--Postponement of Payments". We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization form with us. So long as your Policy is in force and the Insured is living, you may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions and the existing General Account Value (so long as there is sufficient value in the account) that is not already allocated to secure a policy loan, and we will transfer Separate Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at an annual rate of 4%.

We will charge interest on any outstanding Policy Debt with the interest compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of the Accumulation Value held in the General Account to secure loans, which is an effective annual rate of 4%. The amount available at any time for a Type A loan is the maximum loan amount, less the Guideline Single Premium at issue, adjusted on a pro rata basis for increases in Specified Amount, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type B loans. A Type B loan is charged an effective annual interest rate of 5%. One loan request can result in both a Type A and a Type B loan. A loan request will first be granted as a Type A loan, to the extent available, and then as a Type B loan. All loans become Type A loans at attained age 100. Otherwise, once a loan is granted, it remains a Type A or Type B loan until it is repaid. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal.

If Policy Debt exceeds Cash Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Cash Value or the Policy will lapse and terminate without value (See "Grace Period"). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See "Reinstatement of a Lapsed Policy".

You may repay the Policy Debt, in whole or in part, at any time during the Insured's life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: we will apply payments as premium in the amount of the Planned Periodic Premium, received at the premium frequency, unless you specifically designate the payment as a loan repayment. We will apply payments in excess of the Planned Periodic Premium or payments received other than at the premium frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt.

If you have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan. Upon repayment of all or part of the Policy Debt, we will transfer the Policy's Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, you may take a loan of 100% or $10,000, leaving a new Surrender Value of $0. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding policy loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Accumulation Value securing the loan is not credited with the investment experience of the Divisions.

POLICY CHANGES

You may make changes to your Policy, as described below, by submitting a written request to our Service Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to you once the change is completed.

INCREASE OR DECREASE IN SPECIFIED AMOUNT

You may increase or decrease the Specified Amount of this Policy after the 1st Policy Year, so long as you send a written request to our Service Office.
However:

-    Any increase or decrease must be at least $25,000.

-    You must be under Attained Age 86 at the time you request an increase.

-    Any increase or decrease will affect your cost of insurance charge.

-    Any increase or decrease may affect the monthly Accumulation Value
     Adjustment.

-    We may require evidence of insurability for an increase.

- Any increase will affect the amount available for a Type A loan, but a decrease will not have any such effect.

- Any increase or decrease will be effective on the Monthly Anniversary Date that coincides with or next follows the approval of the increase or decrease.

- We will assess a new Acquisition charge against the Accumulation Value on the Monthly Anniversary Date that an increase takes effect. This charge is an amount per $1000 of increase in Specified Amount, which varies by sex, Attained Age, and rating class of the Insured at the time of the increase. The charge will be in effect for the 120 months following the increase.

-    Any increase will result in a new Surrender Charge.

-    We will assess a pro rata Surrender Charge on decreases.

- Any increase during the first 5 Policy Years will result in an increase in the Minimum Premium

-    There must be 12 months between decreases.

-    Any decrease may result in federal tax implications (See "Federal Tax
     Matters").

-    No decrease may decrease the Specified Amount below $25,000.


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

- Any decrease will first apply to coverage provided by the most recent increase, then to the next most recent, and so on, and finally to the coverage under the original application.

- We will allow increases in Specified Amount at any time, so long as the Policy is issued as a 1035 exchange and the increase is needed to avoid the Policy becoming a MEC because of additional 1035 exchange money we receive after the Policy is issued.

CHANGE IN DEATH BENEFIT OPTION

Any change in the Death Benefit Option is subject to the following conditions:

- The change will take effect on the Monthly Anniversary Date next following the date on which your written request is received.

-    There will be no change in the Surrender Charge.

- Evidence of insurability may be required if the change would result in an increase in the difference between the Death Benefit and the Accumulation Value.

- If you change from Option I to Option II the Specified Amount will be decreased by the Accumulation Value.

- If you change from Option II to Option I, the Specified Amount will be increased by the Accumulation Value.

- If you change from Option III to Option I, the Specified Amount will be increased by the total premiums paid less any withdrawals.

- If you change from Option III to Option II, the Specified Amount will be increased by the total premiums paid less any withdrawals, and decreased by the Accumulation Value.

-    Changes from Option I or II to Option III are not allowed.

We will not require evidence of insurability for a change, so long as the Specified Amount is adjusted to make the difference between the Death Benefit and the Accumulation Value after the change in Death Benefit Option the same as it was before the change.

If the change decreases the Specified Amount below $25,000, we will increase the Specified Amount to $25,000.

RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Service Office or to our representative within 10 days of delivery of the Policy to you (or within a different period if required by State law). Return the Policy to Jefferson Pilot Financial Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to the person who remitted the funds within seven days all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium, and any other premiums we receive, in our General Account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:

- ACCELERATED BENEFIT RIDER--pays a portion of the Death Benefit upon occurrence of terminal illness or nursing home confinement, subject to the terms of the rider. The availability of Accelerated Benefit Rider is restricted by underwriting class.

- ACCIDENTAL DEATH BENEFIT RIDER--provides a benefit in the event of accidental death, subject to the terms of the rider.

- ADDITIONAL COVERAGE RIDER--provides coverage in addition to the base coverage provided by the Policy.

     The Rider could be beneficial to Policyowners who have an immediate short-term need for higher insurance coverage and who anticipate a future reduction in insurance needs and who do not expect to surrender the Policy for nine Policy Years. These Policyowners are also willing to accept higher short-term surrender charges in exchange for the deferral of surrender charges on decreases in Rider Specified Amount. Policyowners who have selected the Rider and who surrender the Policy during the first nine Policy Years will incur a higher Surrender Charge than they would have incurred if they had selected a higher Specified Amount on the Policy without the Rider.

     The minimum Specified Amount of the Rider at issue is $25,000. The Policy Specified Amount must be the greater of $100,000 or 20% of the combined Specified Amount for the Policy and the Rider, subject to underwriting requirements. The minimum Specified Amount for the Policy with the Rider attached is $100,000. The Rider Specified Amount is added to the Policy

     Specified Amount to determine the Death Benefit, the Net Amount at Risk and the Cost of Insurance. If the Rider is in effect at the Insured's Attained Age 100, the Rider Specified Amount will be added to the Policy Specified Amount.

     There is a monthly Acquisition Charge for the Rider which is guaranteed not to exceed 2.0% per month of the Rider Load Basis Amount in Rider Year One and 1.0% per month of the Rider Load Basis Amount in Rider Year Two. The Acquisition Charge is deducted from the Policy's Accumulation Value on each Monthly Anniversary Date for the first two Policy Years. There is no Acquisition Charge after Policy Year two. The Rider Load Basis Amount is an amount per $1,000 of Specified Amount for the Rider, which varies by sex, Issue Age and underwriting class of the Insured. The maximum Load Basis Amount is $66.65, resulting in a maximum Rider Acquisition Charge of $1.33 per $1,000 of Rider Specified Amount in Rider Year 1 and $0.67 per $1,000 of Rider specified Amount in Rider Year 2. See "Definitions" on pages 11 and 12 of the Prospectus.

     The monthly Unit Load for the Rider is guaranteed never to exceed $.01 per $1,000 of Rider Specified Amount. The monthly Unit Load is deducted from the Policy's Accumulation Value.

     There is a Surrender Charge which applies to surrenders of the Rider. The Surrender Charge is equal to the number of units of Rider Specified Amount times a factor which varies by Issue Age, sex, underwriting class, and Policy duration. The Surrender Charge will decrease between 1% and 5%, depending on the age of the Insured, between Policy Year 1 and Policy Year 5 and will decline thereafter until it is reduced to zero in Policy Year 10 and later. The maximum first year Rider Surrender Charge is $52.07 per $1,000 of Rider Specified Amount. The Rider Surrender Charge will never vary, and will be deferred until any subsequent surrender of the Rider before the 10th Policy Year. You may not elect this Rider if you have elected the Supplemental Coverage Rider.

- AUTOMATIC INCREASE RIDER--allows for scheduled annual increases in Specified Amount of from 1% to 7%, subject to the terms of the rider.

- CHILDREN'S TERM INSURANCE RIDER--provides increments of level term insurance on the Insured's children. Under the terms of this rider, JP Financial will pay the death benefit set forth in the rider to the named beneficiary upon receipt of proof of death of the insured child. Upon receipt of proof of death of the Insured, the rider will continue in force under its terms without additional monthly charges.

- DEATH BENEFIT MAINTENANCE RIDER--Guarantees that the Specified Amount of the Policy to which it is attached (after being reduced by the amount of any increase which may have occurred due to a Death Benefit Option change between age 90 and Attained Age 100) will stay in force until the death of the Insured, as long as the Rider is in force and the Policy has a positive Surrender Value on the Policy Anniversary nearest to Attained Age 100. The monthly deduction for the rider will be taken over the 120-month period beginning at Attained Age 90 and ending at Attained Age 100. The monthly deduction will equal to $6.79 per $1000 of Specified Amount of the Policy. At Attained Age 100, all Monthly Deductions on the Policy will cease, the Specified Amount will remain unchanged (after being reduced by the amount of any increase which may have occurred due to a change in Death Benefit Option between Attained Age 90 and Attained Age 100), and the Death Benefit Option will be set to Death Benefit Option II.

- DISABILITY WAIVER OF DEDUCTIONS--In the event of disability of the Insured after Attained Age 5 and before age 65, we will waive the Monthly Deduction for the Policy. If any other benefit or coverage rider is included in the Policy, its monthly cost will also be waived. For disability occurring on or after age 56 and before age 65, the maximum benefit period is 15 years. Eligible issue ages for this rider are 0-60. The charge for this rider is equal to a percentage of the Monthly Deduction for the Policy, plus the monthly deduction for any other riders (except for the Death Benefit Maintenance Rider). The percentage increases each year with Attained Age. The charge for this rider is taken as a monthly deduction from the Policy.

- DISABILITY WAIVER OF SPECIFIED PREMIUM--If the Insured is disabled before age 65, we will pay a specified monthly premium into the Policy beginning with the Monthly Anniversary Date following the commencement of total disability. We will pay the specified monthly premiums after the beginning of and during the continuance of such disability. The charges for this rider may vary by age, sex and underwriting class and increases each year with Attained Age. The charge is taken as a monthly deduction from the Policy.

- GUARANTEED DEATH BENEFIT RIDER--guarantees that the Policy will stay in force during the guarantee period with a Death Benefit equal to the Specified Amount provided that a cumulative minimum premium requirement is met. The premium requirement is based on Issue Age, sex, smoking status, underwriting class, Specified Amount and Death Benefit Option. If the Specified Amount is increased, an additional premium, based on Attained Age, will be required for such increase. There is a monthly charge of $.01 per $1000 of Specified Amount for this rider, which will be deducted from the Policy's Accumulation Value.

- GUARANTEED INSURABILITY RIDER--allows the Policyowner to purchase increases in Specified Amount, without providing evidence of insurability, during 60-day periods which end on regular specified option dates. The minimum increase is $10,000, the maximum increase is the lesser of $50,000 or the original Specified Amount of the Policy. There is a monthly cost of insurance charge for the rider per $1,000 of rider issue amount, which is based on Issue Age and which remains level throughout the entire rider coverage period. The charge is deducted from the Accumulation Value of the base Policy.

- SPOUSE TERM RIDER--provides term insurance coverage on the spouse of the Insured up to age 95, subject to the terms of the rider.

- SUPPLEMENTAL COVERAGE RIDER--allows the Policyowner to purchase supplemental coverage, increasing the Death Benefit under the Policy. The Specified Amount of supplemental coverage will be added to the Specified Amount of the Policy to determine the Death Benefit, the net amount at risk and the cost of insurance of the Policy. There is a monthly charge for the cost of insurance provided by the rider. There is also an acquisition expense charge in the first 2 years, guaranteed not to exceed 2% of the Load Basis Amount per month in year 1 and 1% of the Load Basis Amount per month in year 2. The Load Basis Amount is an amount of $1,000 of supplemental coverage, which varies by issue age, sex and smoking status of the Insured. There is also a unit expense charge, guaranteed not to exceed $0.01 per $1,000 of supplemental coverage per month. The rider Specified Amount may be decreased at any time after the first Policy Year, but may not be decreased below the rider Minimum Specified Amount. Charges are deducted monthly from the Policy's Accumulation Value. The Additional Coverage Rider is not available to Policyowners who elect the Supplemental Coverage Rider. Under certain circumstances, the Policy can be combined with the Supplemental Coverage Rider to result in a combined Death Benefit equal to the same Death Benefit that could be acquired under the Policy without the Rider. Combining the Policy and the Supplemental Coverage Rider will result in current charges that are less than for all base coverage under the Policy. However, the guaranteed maximum Policy charges do not apply to the Rider. Therefore, adding the Rider will result in guaranteed maximum charges that are higher than for base coverage under the Policy without the Rider. This Rider is not available to Policy owners who elect the Additional Coverage Rider. This Rider will terminate at the Insured's Attained Age 100.

Rider features and availability will vary by state.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are described in your Policy.

DEATH BENEFIT

The Death Benefit under the Policy will be paid in a lump sum unless you or the Beneficiary have elected that they be paid under one or more of the available Settlement Options.

Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the Beneficiary and deem it irrevocable. You may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless you have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See "Right to Defer Payment" and "Policy Settlement")

POLICY SETTLEMENT

We will pay proceeds in whole or in part in the form of a lump sum or the Settlement Options which we may make available upon the death of the Insured or upon Surrender. You may contact us at any time for information on currently available Settlement Options.

ADDITIONAL INFORMATION

REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:

1. A statement of the current Accumulation Value and Cash Value since the prior report or since the Issue Date, if there has been no prior report;

2. A statement of all premiums paid and all charges incurred;

3. The balance of outstanding Policy Loans for the previous Policy year;

4. Any reports required by the 1940 Act.

Securities and Exchange Commission rules permit us to mail a single prospectus, annual and semiannual report to each household. If you prefer to receive Separate Mailing for each member of your household, you may notify us by calling 1-800-258-3648 x 7719.

We will promptly mail confirmation notices at the time of the following transactions:

1. Policy placement;

2. receipt of premium payments;

3. initial allocation among Divisions on the Allocation Date;

4. transfers among Divisions;

5. change of premium allocation;

6. change between Death Benefit Options;

7. increases or decreases in Specified Amount;

8. withdrawals, surrenders or loans;

9. receipt of loan repayments;

10. reinstatements; and

11. redemptions due to insufficient funds.

RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Portfolio will be determined by dividing your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Portfolio and our votes will be based on instructions received from Policyowners. However, if the 1940 Act or any regulations thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Portfolio in our right, we may elect to do so.

We will vote Portfolio shares for which we do not receive timely instructions and Portfolio shares which are not otherwise attributable to Policyowners in the same proportion as the voting instruction which we receive for all Policies participating in each Portfolio through the Separate Account.
Each Fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shareholders which must be present in person or by proxy at a meeting of shareholders (A "Quorum"), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the Fund held in the Separate Account are owned by the Company, and because under the 1940 the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policyowner provide their voting instructions to the Company. Even though Policyholders may choose not provide voting instruction, the shares of a Fund to which such

Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Policyholders could determine the outcome of matters subject to shareholder vote. In addition, because the company expects to vote all shares of the fund which it owns at a meeting of the shareholders of the fund, all shares voted by the company will be counted when the fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a Quorum requirement has been met.
DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Portfolio or to approve or disapprove an investment advisory contract for a Portfolio. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Portfolio if we reasonably disapprove of such changes.

We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a Portfolio would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

STATE REGULATION

Jefferson Pilot Financial Insurance Company is governed under the laws of the State of Nebraska. An annual statement is filed with the Nebraska Insurance Commission on or before March 1 of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically the Commissioner examines the assets and liabilities of the Company and the Separate Account and verifies their accuracy and a full examination of the Company's operations is conducted by the Commissioner at least every five years.

In addition, the Company is subject to the insurance laws and regulations of other states in which it is licensed to operate. Generally, the insurance department of any other state applies to the laws of the state of domicile in determining permissible investments.

The Policy will be offered for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities. Individual Policy features may not be available in all states or may vary by state. Any significant variations from the information appearing in this Prospectus which are required due to individual state requirements are contained in your Policy.
LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings. In some instances, these proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial positions of the Company or the financial position of the Separate Account or the Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS
The December 31, 2006 financial statements of the Separate Account and the December 31, 2006 consolidated financial statements of Jefferson Pilot Financial Insurance Company and Subsidiary appear in the Statement of Additional Information. Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account.

EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a Policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

TAX MATTERS

GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes. Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy's Beneficiary.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the Death Benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

The Policy is intended to qualify as life insurance under the Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time you pay a premium that would exceed the amount allowable for such qualification, we will either refund the excess premium to you, offer you the option to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy on the next, succeeding Policy anniversary when the premium no longer causes your Policy to be deemed a MEC in accordance with your allocation instructions on file at the time such premium is applied. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevant Policy Year, in accordance with the requirements of the Code. We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option of any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a Policy will fail the seven-pay test if the cumulative amount of premiums paid under the Policy at any time during the first seven Policy Years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical Policy issued on the same insured and for the same initial Death Benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your Policy will be treated as a modified endowment contract unless the cumulative premiums paid under your Policy, at all times during the first seven Policy Years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical Policy on or before such times.

The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your Policy to be deemed a MEC and you do not consent to MEC status for your Policy, we will either refund the excess premium to you or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

If the excess premium had been applied to your Policy before we notify you, we will adjust your Policy Value as though the excess premium had not been applied to your Policy and offer to refund the excess premium plus interest credited at a rate equal to the annual rate credited to the advance premium deposit fund. If you instruct us to hold that amount, we will apply it to a premium deposit fund and thereafter credit interest as described above.

We will pay any refund no later than 60 days after the end of the relevent Policy Year, in accordance with the requirements of the Code. We may also notify you of other options available to you to keep the Policy in compliance.

Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in the death benefit option, the selection of additional benefits, the restoration of a terminated Policy and certain other changes.

If the benefits under your Policy are reduced, for example, by requesting a decrease in Specified Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of Policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the Policy will become a modified endowment contract unless you request a refund of the excess premium, as outlined above. We also may offer you the choice of moving the excess premium to an advance premium deposit fund account, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment contract or a modified endowment contract which terminates and is restored, will also be considered a modified endowment contract.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income first) basis); distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will also apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the Policy Year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that Accumulation Value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a Policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includible in income, all modified endowment contracts which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract.

We believe the Policy will continue to qualify as life insurance under the Code; however, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 Policy Years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

If you make a partial withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includible in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser as to the tax implications of these matters.

In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

The Internal Revenue Service imposes limitations on the amount of life insurance that can be owned by a retirement plan. Clients should consult their tax advisors about the tax consequences associated with the sale or distribution of the Policy from the qualified plan and the potential effect of IRS Notice 89-25.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to you, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account A to be includible in the Policyowner's gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to us on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

MISCELLANEOUS POLICY PROVISIONS

THE POLICY

The Policy which you receive, the application you make when you purchase the Policy, any applications used for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by our duly authorized officers and forwarded to you.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

PAYMENT OF BENEFITS

All benefits are payable at our Service Office. We may require submission of the Policy before we grant Policy Loans, make changes or pay benefits.

SUICIDE AND INCONTESTABILITY

SUICIDE EXCLUSION--In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal. If the Insured commits suicide within 2 years of the effective date of any Increase in Specified Amount, our only liability with regard to the Increase will be for the sum of the Monthly Deductions for such Increase in Specified Amount.

INCONTESTABILITY--We will not contest or revoke the insurance coverage provided under the Policy after the Policy has been in force during the lifetime of the Insured for two years from the date of issue or reinstatement.

PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

NONPARTICIPATION

The Policy is not entitled to share in our divisible surplus. No dividends are payable.

CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Service Office. After we have agreed, in writing, to the change, it will take effect as of the date on which your written request was signed.

The Policy may also be assigned. No assignment of Policy will be binding on us unless made in writing and sent to us at our Service Office. We will use reasonable procedures to confirm that the assignment is authentic. Otherwise, we are not responsible for the validity of any assignment. Your rights and the Beneficiary's interest will be subject to the rights of any assignee of record.

MISSTATEMENTS

If the age or sex of the Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

APPENDIX A

ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES AND DEATH BENEFITS

Following are a series of tables that illustrate how the Accumulation Values, Cash Values and Death Benefits of a Policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Cash Values and Death Benefits of a Policy issued to an Insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio were a constant gross annual rate of 0%, 6%, and 12%. The gross rates of return do not reflect the deduction of the charges and expenses of the Portfolios. The tables on pages A-3 through A-13 illustrate a Policy issued to a male, age 45, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Cash Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The amount of the Accumulation Value exceeds the Cash Value during the first nine Policy Years due to the Surrender Charge. For Policy Years ten and after, the Accumulation Value and Cash Value are equal, since the Surrender Charge has been reduced to zero.

The second column shows the Accumulation Value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Cash Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Cash Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates as discounted, a monthly Accumulation Value adjustment is added, and that the mortality and expense risk charge and Premium Load are charged at current rates. The current cost of insurance rates are based on the sex, issue age, policy year, and rating class of the Insured, and the Specified Amount of the Policy. The Accumulation Values shown in the sixth column and the Cash Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table, and upon the maximum mortality and expense risk charges and premium load provided in the Policy, as described below. The current cost of insurance rates are different for Specified Amounts below $100,000 and above $100,000. The fifth and eighth columns illustrate the Death Benefit of a Policy over the designated period on a current and guaranteed basis, respectively. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Cash Values. The Death Benefit values also vary between tables, depending upon whether Option I, Option II or Option III Death Benefits are illustrated.

The amounts shown for the Death Benefit, Accumulation Values, and Cash Values reflect the fact that the net investment return of the Divisions is lower than the gross return on the assets in the Divisions, as a result of expenses paid by the Portfolios and charges levied against the Divisions.
The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .62% of the aggregate arithmetic average daily net assets of the Portfolios, plus a charge of .37% of the aggregate arithmetic average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 2006. The investment advisory fee is an arithmetic average of the individual investment advisory fees of the forty-four Portfolios. The .37% expense figure is an arithmetic average of the annual expenses of the LVIP Funds, the AFIS Portfolios, the American Century VP Portfolios, the Delaware VIP High Yield Series, the Goldman Sachs Portfolio, the Franklin Templeton Portfolios, the Fidelity VIP Portfolios, the MFS Portfolio, the PIMCO Total Return Portfolio, the ProFunds, the DWS Small Cap Index VIP Portfolio and the Vanguard VIF Portfolios. Portfolio fees and expenses used in the illustrations do not reflect any expense reimbursements or fee waivers, which are terminable by the Portfolios and/or their investment advisors as described in the Policy prospectus under Fee table and in the prospectuses for the Portfolios. Expenses for the unaffiliated Portfolios were provided by the investment managers for these Portfolios and JP Financial has not independently verified such information. The policy values also take into account a daily charge to each

Division for the Mortality and Expense Risks Charge, which is equivalent to a charge at an annual rate of 0.60% (0.85% guaranteed) of the average daily net assets of the Divisions in Policy Years 1 through 25 and 0.10% (0.60% guaranteed) thereafter. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.59%, 4.41% and 10.41%, respectively, on a current basis, and -1.84%, 4.16% and 10.16% on a guaranteed basis.

The assumed annual premium used in calculating Accumulation Value, Cash Value, and Death Benefits is net of the 2.5% state premium tax charge, the 1.25% federal income tax charge and the Premium Load, which is 3% in Policy Years 1 through 10 only on a current basis and 3% in all years on a guaranteed basis. It also reflects deduction of the Monthly Deduction and addition of the Monthly Accumulation Value Adjustment. As part of the Monthly Deduction, the Monthly Acquisition Charge of 2% of the Load Basis Amount is per month in Policy Year 1 and 1% of the Load Basis Amount per month in Policy Year 2 has been deducted. The Load Basis Amount varies by sex, Issue Age and rating class of the Insured.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account A since JP Financial is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Cash Values and Death Benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account A, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the Policyowner varied the amount or frequency of premium payments. The tables also assume that the Policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no surrender charges imposed, and that no transfers have been made and no transfer charges imposed.

Upon request, we will provide a comparable illustration based upon the proposed Insured's age, sex and rating class, the Specified Amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing Policyowners may request illustrations based on existing Cash Value at the time of request. We reserve the right to charge an administrative fee of up to $50 for such illustrations.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: I                  ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                   RATE OF RETURN(1):   (CURRENT)          12%  (10.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)       12%  (10.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT               ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS                ASSUMING GUARANTEED COSTS
END     ACCUMULATED     -------------------------------------   -------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION      CASH       DEATH      ACCUMULATION     CASH         DEATH
YEAR      PER YEAR        VALUE(3)      VALUE(3)   BENEFIT(3)     VALUE(3)      VALUE(3)   BENEFIT(3)
----   --------------   ------------   ---------   ----------   ------------   ---------   ----------
 1           2,100            1,246             0     100,000         1,079            0      100,000
 2           4,305            2,793         1,302     100,000         2,423          932      100,000
 3           6,620            4,674         3,183     100,000         4,060        2,569      100,000
 4           9,051            6,745         5,254     100,000         5,831        4,340      100,000
 5          11,604            9,027         7,536     100,000         7,748        6,257      100,000
 6          14,284           11,550        10,357     100,000         9,824        8,631      100,000
 7          17,098           14,338        13,444     100,000        12,071       11,177      100,000
 8          20,053           17,417        16,821     100,000        14,505       13,909      100,000
 9          23,156           20,823        20,525     100,000        17,141       16,843      100,000
 10         26,414           24,582        24,582     100,000        19,998       19,998      100,000
 15         45,315           50,712        50,712     100,000        38,658       38,658      100,000
 20         69,439           94,829        94,829     115,691        69,325       69,325      100,000
 25        100,227          168,538       168,538     195,504       122,076      122,076      141,609
 30        139,522          293,795       293,795     314,361       208,972      208,972      223,600
 35        189,673          504,274       504,274     529,487       351,902      351,902      369,498
 40        253,680          853,095       853,095     895,750       578,620      578,620      607,551
 45        335,370        1,425,265     1,425,265   1,496,528       928,211      928,211      974,621
 50        439,631        2,380,357     2,380,357   2,404,161     1,495,944    1,495,944    1,510,904

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 10.91% on the current basis and 10.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment. (4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: I                  ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST             RATE OF RETURN(1):   (CURRENT)          12%  (10.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)       12%  (10.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT               ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS                ASSUMING GUARANTEED COSTS
END     ACCUMULATED     -------------------------------------   ------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION      CASH       DEATH      ACCUMULATION     CASH        DEATH
YEAR      PER YEAR        VALUE(3)      VALUE(3)   BENEFIT(3)     VALUE(3)     VALUE(3)   BENEFIT(3)
----   --------------   ------------   ---------   ----------   ------------   --------   ----------
 1           2,100            1,246            0      100,000        1,079            0     100,000
 2           4,305            2,793        1,302      100,000        2,423          932     100,000
 3           6,620            4,674        3,183      100,000        4,060        2,569     100,000
 4           9,051            6,745        5,254      100,000        5,831        4,340     100,000
 5          11,604            9,027        7,536      100,000        7,748        6,257     100,000
 6          14,284           11,550       10,357      100,000        9,824        8,631     100,000
 7          17,098           14,338       13,444      100,000       12,071       11,177     100,000
 8          20,053           17,417       16,821      100,000       14,505       13,909     100,000
 9          23,156           20,823       20,525      100,000       17,141       16,843     100,000
 10         26,414           24,582       24,582      100,000       19,998       19,998     100,000
 15         45,315           50,712       50,712      100,000       38,658       38,658     100,000
 20         69,439           93,369       93,369      162,463       68,832       68,832     119,767
 25        100,227          161,839      161,839      250,850      114,017      114,017     176,727
 30        139,522          273,744      273,744      385,979      179,874      179,874     253,623
 35        189,673          451,227      451,227      586,596      271,546      271,546     353,009
 40        253,680          728,839      728,839      889,183      395,971      395,971     483,085
 45        335,370        1,157,974    1,157,974    1,343,250      558,144      558,144     647,447
 50        439,631        1,821,798    1,821,798    2,022,196      774,469      774,469     859,661

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 10.91% on the current basis and 10.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment. (4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: II                 ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                   RATE OF RETURN(1):   (CURRENT)          12%  (10.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)       12%  (10.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT               ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS                ASSUMING GUARANTEED COSTS
END     ACCUMULATED     -------------------------------------   ------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION      CASH       DEATH      ACCUMULATION     CASH        DEATH
YEAR      PER YEAR        VALUE(3)      VALUE(3)   BENEFIT(3)     VALUE(3)     VALUE(3)   BENEFIT(3)
----   --------------   ------------   ---------   ----------   ------------   --------   ----------
 1          2,100             1,241            0      101,241        1,071            0     101,071
 2          4,305             2,778        1,287      102,778        2,401          910     102,401
 3          6,620             4,641        3,150      104,641        4,013        2,522     104,013
 4          9,051             6,683        5,192      106,683        5,744        4,253     105,744
 5         11,604             8,925        7,434      108,925        7,600        6,109     107,600
 6         14,284            11,393       10,200      111,393        9,593        8,400     109,593
 7         17,098            14,109       13,215      114,109       11,726       10,832     111,726
 8         20,053            17,095       16,499      117,095       14,006       13,410     114,006
 9         23,156            20,383       20,085      120,383       16,438       16,140     116,438
 10        26,414            23,991       23,991      123,991       19,026       19,026     119,026
 15        45,315            48,472       48,472      148,472       34,706       34,706     134,706
 20        69,439            87,297       87,297      187,297       56,131       56,131     156,131
 25       100,227           149,869      149,869      249,869       84,232       84,232     184,232
 30       139,522           253,283      253,283      353,283      119,857      119,857     219,857
 35       189,673           420,507      420,507      520,507      159,114      159,114     259,114
 40       253,680           690,921      690,921      790,921      195,178      195,178     295,178
 45       335,370         1,129,416    1,129,416    1,229,416      208,360      208,360     308,360
 50       439,631         1,844,190    1,844,190    1,944,190      166,661      166,661     266,661

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 10.91% on the current basis and 10.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: II                 ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST             RATE OF RETURN(1):   (CURRENT)          12%  (10.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)       12%  (10.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT               ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS                ASSUMING GUARANTEED COSTS
END     ACCUMULATED     -------------------------------------   ------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION      CASH       DEATH      ACCUMULATION     CASH        DEATH
YEAR      PER YEAR        VALUE(3)      VALUE(3)   BENEFIT(3)     VALUE(3)     VALUE(3)   BENEFIT(3)
----   --------------   ------------   ---------   ----------   ------------   --------   ----------
 1           2,100            1,241            0      101,241        1,071            0     101,071
 2           4,305            2,778        1,287      102,778        2,401          910     102,401
 3           6,620            4,641        3,150      104,641        4,013        2,522     104,013
 4           9,051            6,683        5,192      106,683        5,744        4,253     105,744
 5          11,604            8,925        7,434      108,925        7,600        6,109     107,600
 6          14,284           11,393       10,200      111,393        9,593        8,400     109,593
 7          17,098           14,109       13,215      114,109       11,726       10,832     111,726
 8          20,053           17,095       16,499      117,095       14,006       13,410     114,006
 9          23,156           20,383       20,085      120,383       16,438       16,140     116,438
 10         26,414           23,991       23,991      123,991       19,026       19,026     119,026
 15         45,315           48,472       48,472      148,472       34,706       34,706     134,706
 20         69,439           87,297       87,297      187,297       56,131       56,131     156,131
 25        100,227          149,869      149,869      249,869       84,232       84,232     184,232
 30        139,522          253,270      253,270      357,111      119,857      119,857     219,857
 35        189,673          418,370      418,370      543,881      159,114      159,114     259,114
 40        253,680          676,630      676,630      825,489      195,178      195,178     295,178
 45        335,370        1,075,870    1,075,870    1,248,009      208,360      208,360     308,360
 50        439,631        1,693,459    1,693,459    1,879,739      166,661      166,661     266,661

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 10.91% on the current basis and 10.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: III               ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                  RATE OF RETURN(1):   (CURRENT)          12%  (10.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                        (GUARANTEED)       12%  (10.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT              ASSUMED ANNUAL PREMIUM(2):   $2,000

           PREMIUMS            ASSUMING CURRENT COSTS                  ASSUMING GUARANTEED COSTS
 END    ACCUMULATED     -------------------------------------   -------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION      CASH        DEATH     ACCUMULATION      CASH       DEATH
YEAR      PER YEAR         VALUE(3)     VALUE(3)   BENEFIT(3)     VALUE(3)      VALUE(3)   BENEFIT(3)
----   --------------   ------------   ---------   ----------   ------------   ---------   ----------
  1          2,100            1,239            0      102,000         1,069            0     102,000
  2          4,305            2,773        1,282      104,000         2,392          901     104,000
  3          6,620            4,630        3,139      106,000         3,992        2,501     106,000
  4          9,051            6,666        5,175      108,000         5,707        4,216     108,000
  5         11,604            8,901        7,410      110,000         7,544        6,053     110,000
  6         14,284           11,363       10,170      112,000         9,513        8,320     112,000
  7         17,098           14,074       13,180      114,000        11,618       10,724     114,000
  8         20,053           17,058       16,462      116,000        13,867       13,271     116,000
  9         23,156           20,348       20,050      118,000        16,266       15,968     118,000
 10         26,414           23,967       23,967      120,000        18,822       18,822     120,000
 15         45,315           48,771       48,771      130,000        34,454       34,454     130,000
 20         69,439           89,534       89,534      140,000        56,932       56,932     140,000
 25        100,227          158,989      158,989      184,427        90,958       90,958     150,000
 30        139,522          277,843      277,843      297,292       150,678      150,678     161,225
 35        189,673          477,561      477,561      501,439       256,889      256,889     269,734
 40        253,680          808,552      808,552      848,980       425,443      425,443     446,715
 45        335,370        1,351,483    1,351,483    1,419,058       685,444      685,444     719,716
 50        439,631        2,257,768    2,257,768    2,280,345     1,107,646    1,107,646   1,118,722

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 10.91% on the current basis and 10.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: I                 ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                  RATE OF RETURN(1):   (CURRENT)           6%  (4.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                        (GUARANTEED)        6%  (4.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT              ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS                ASSUMING GUARANTEED COSTS
 END     ACCUMULATED    ------------------------------------   ------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION     CASH       DEATH      ACCUMULATION     CASH       DEATH
YEAR      PER YEAR        VALUE(3)     VALUE(3)   BENEFIT(3)     VALUE(3)     VALUE(3)   BENEFIT(3)
----   --------------   ------------   --------   ----------   ------------   --------   ----------
  1          2,100           1,158            0     100,000           996           0      100,000
  2          4,305           2,534        1,043     100,000         2,184         693      100,000
  3          6,620           4,137        2,646     100,000         3,572       2,081      100,000
  4          9,051           5,803        4,312     100,000         4,985       3,494      100,000
  5         11,604           7,537        6,046     100,000         6,419       4,928      100,000
  6         14,284           9,348        8,155     100,000         7,876       6,683      100,000
  7         17,098          11,238       10,344     100,000         9,348       8,454      100,000
  8         20,053          13,209       12,613     100,000        10,832      10,236      100,000
  9         23,156          15,266       14,968     100,000        12,323      12,025      100,000
 10         26,414          17,406       17,406     100,000        13,814      13,814      100,000
 15         45,315          29,707       29,707     100,000        21,170      21,170      100,000
 20         69,439          44,430       44,430     100,000        27,845      27,845      100,000
 25        100,227          62,913       62,913     100,000        32,381      32,381      100,000
 30        139,522          88,251       88,251     100,000        32,168      32,168      100,000
 35        189,673         122,108      122,108     128,213        17,582      17,582      100,000
 40        253,680         164,454      164,454     172,677             0           0            0
 45         35,370         216,509      216,509     227,334             0           0            0
 50        439,631         282,692      282,692     285,519             0           0            0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 4.91% on the current basis and 4.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: I                 ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST            RATE OF RETURN(1):   (CURRENT)           6%(4.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                        (GUARANTEED)        6%(4.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT              ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS            ASSUMING CURRENT COSTS                 ASSUMING GUARANTEED COSTS
 END    ACCUMULATED     ------------------------------------   ------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION     CASH        DEATH     ACCUMULATION     CASH        DEATH
YEAR      PER YEAR         VALUE(3)    VALUE(3)   BENEFIT(3)      VALUE(3)    VALUE(3)   BENEFIT(3)
----   --------------   ------------   --------   ----------   ------------   --------   ----------
  1          2,100           1,158            0     100,000           996           0     100,000
  2          4,305           2,534        1,043     100,000         2,184         693     100,000
  3          6,620           4,137        2,646     100,000         3,572       2,081     100,000
  4          9,051           5,803        4,312     100,000         4,985       3,494     100,000
  5         11,604           7,537        6,046     100,000         6,419       4,928     100,000
  6         14,284           9,348        8,155     100,000         7,876       6,683     100,000
  7         17,098          11,238       10,344     100,000         9,348       8,454     100,000
  8         20,053          13,209       12,613     100,000        10,832      10,236     100,000
  9         23,156          15,266       14,968     100,000        12,323      12,025     100,000
 10         26,414          17,406       17,406     100,000        13,814      13,814     100,000
 15         45,315          29,707       29,707     100,000        21,170      21,170     100,000
 20         69,439          44,430       44,430     100,000        27,845      27,845     100,000
 25        100,227          62,913       62,913     100,000        32,381      32,381     100,000
 30        139,522          87,112       87,112     122,827        32,168      32,168     100,000
 35        189,673         115,878      115,878     150,641        17,582      17,582     100,000
 40        253,680         149,391      149,391     182,257             0           0           0
 45        335,370         187,807      187,807     217,856             0           0           0
 50        439,631         232,180      232,180     257,720             0           0           0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 4.91% on the current basis and 4.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: II                ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                  RATE OF RETURN(1):   (CURRENT)           6%(4.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                        (GUARANTEED)        6%(4.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT              ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS            ASSUMING CURRENT COSTS                  ASSUMING GUARANTEED COSTS
 END     ACCUMULATED    ------------------------------------   ------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION     CASH        DEATH     ACCUMULATION     CASH        DEATH
YEAR      PER YEAR         VALUE(3)    VALUE(3)   BENEFIT(3)      VALUE(3)    VALUE(3)   BENEFIT(3)
----   --------------   ------------   --------   ----------   ------------   --------   ----------
  1          2,100           1,154           0      101,154          989            0      100,989
  2          4,305           2,520       1,029      102,520        2,165          674      102,165
  3          6,620           4,108       2,617      104,108        3,531        2,040      103,531
  4          9,051           5,751       4,260      105,751        4,911        3,420      104,911
  5         11,604           7,454       5,963      107,454        6,300        4,809      106,300
  6         14,284           9,226       8,033      109,226        7,696        6,503      107,696
  7         17,098          11,067      10,173      111,067        9,090        8,196      109,090
  8         20,053          12,977      12,381      112,977       10,473        9,877      110,473
  9         23,156          14,961      14,663      114,961       11,838       11,540      111,838
 10         26,414          17,013      17,013      117,013       13,171       13,171      113,171
 15         45,315          28,504      28,504      128,504       19,089       19,089      119,089
 20         69,439          41,105      41,105      141,105       22,522       22,522      122,522
 25        100,227          54,994      54,994      154,994       20,396       20,396      120,396
 30        139,522          70,282      70,282      170,282        7,889        7,889      107,889
 35        189,673          83,477      83,477      183,477            0            0            0
 40        253,680          90,021      90,021      190,021            0            0            0
 45        335,370          82,440      82,440      182,440            0            0            0
 50        439,631          49,574      49,574      149,574            0            0            0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 4.91% on the current basis and 4.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: II                ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST            RATE OF RETURN(1):   (CURRENT)           6% (4.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                        (GUARANTEED)        6% (4.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT              ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS                ASSUMING GUARANTEED COSTS
 END     ACCUMULATED    ------------------------------------   ------------------------------------
 OF    AT 5% INTEREST   ACCUMULATION     CASH       DEATH      ACCUMULATION     CASH        DEATH
YEAR      PER YEAR         VALUE(3)    VALUE(3)   BENEFIT(3)     VALUE(3)     VALUE(3)   BENEFIT(3)
----   --------------   ------------   --------   ----------   ------------   --------   ----------
  1          2,100          1,154            0      101,154          989            0      100,989
  2          4,305          2,520        1,029      102,520        2,165          674      102,165
  3          6,620          4,108        2,617      104,108        3,531        2,040      103,531
  4          9,051          5,751        4,260      105,751        4,911        3,420      104,911
  5         11,604          7,454        5,963      107,454        6,300        4,809      106,300
  6         14,284          9,226        8,033      109,226        7,696        6,503      107,696
  7         17,098         11,067       10,173      111,067        9,090        8,196      109,090
  8         20,053         12,977       12,381      112,977       10,473        9,877      110,473
  9         23,156         14,961       14,663      114,961       11,838       11,540      111,838
 10         26,414         17,013       17,013      117,013       13,171       13,171      113,171
 15         45,315         28,504       28,504      128,504       19,089       19,089      119,089
 20         69,439         41,105       41,105      141,105       22,522       22,522      122,522
 25        100,227         54,994       54,994      154,994       20,396       20,396      120,396
 30        139,522         70,282       70,282      170,282        7,889        7,889      107,889
 35        189,673         83,477       83,477      183,477            0            0            0
 40        253,680         90,021       90,021      190,021            0            0            0
 45        335,370         82,440       82,440      182,440            0            0            0
 50        439,631         49,574       49,574      149,574            0            0            0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 4.91% on the current basis and 4.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: III               ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                  RATE OF RETURN(1):   (CURRENT)           6% (4.41% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                        (GUARANTEED)        6% (4.16% NET)
$100,000 INITIAL SPECIFIED AMOUNT              ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS                ASSUMING GUARANTEED COSTS
END      ACCUMULATED    ------------------------------------   ------------------------------------
OF     AT 5% INTEREST   ACCUMULATION     CASH        DEATH     ACCUMULATION     CASH        DEATH
YEAR      PER YEAR         VALUE(3)    VALUE(3)   BENEFIT(3)     VALUE(3)     VALUE(3)   BENEFIT(3)
----   --------------   ------------   --------   ----------   ------------   --------   ----------
 1           2,100           1,152            0     102,000          987            0      102,000
 2           4,305           2,514        1,023     104,000        2,154          663      104,000
 3           6,620           4,096        2,605     106,000        3,508        2,017      106,000
 4           9,051           5,731        4,240     108,000        4,871        3,380      108,000
 5          11,604           7,424        5,933     110,000        6,236        4,745      110,000
 6          14,284           9,184        7,991     112,000        7,601        6,408      112,000
 7          17,098          10,011       10,117     114,000        8,955        8,061      114,000
 8          20,053          12,906       12,310     116,000       10,288        9,692      116,000
 9          23,156          14,874       14,576     118,000       11,590       11,292      118,000
10          26,414          16,909       16,909     120,000       12,847       12,847      120,000
15          45,315          28,299       28,299     130,000       18,030       18,030      130,000
20          69,439          40,816       40,816     140,000       19,504       19,504      140,000
25         100,227          54,810       54,810     150,000       11,809       11,809      150,000
30         139,522          70,849       70,849     160,000            0            0            0
35         189,673          86,501       86,501     170,000            0            0            0
40         253,680          98,753       98,753     180,000            0            0            0
45         335,370         100,446      100,446     190,000            0            0            0
50         439,631          68,638       68,638     200,000            0            0            0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals 4.91% on the current basis and 4.41% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: I                 ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                  RATE OF RETURN(1):   (CURRENT)         0% (-1.59% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                        (GUARANTEED)      0% (-1.84% NET)
$100,000 INITIAL SPECIFIED AMOUNT              ASSUMED ANNUAL PREMIUM(2):   $2,000

          PREMIUMS             ASSUMING CURRENT COSTS               ASSUMING GUARANTEED COSTS
END      ACCUMULATED    ------------------------------------   ------------------------------------
OF     AT 5% INTEREST   ACCUMULATION     CASH        DEATH     ACCUMULATION     CASH        DEATH
YEAR      PER YEAR        VALUE(3)     VALUE(3)   BENEFIT(3)     VALUE(3)     VALUE(3)   BENEFIT(3)
----   --------------   ------------   --------   ----------   ------------   --------   ----------
 1           2,100          1,071            0      100,000          914            0      100,000
 2           4,305          2,286          795      100,000        1,957          466      100,000
 3           6,620          3,642        2,151      100,000        3,124        1,633      100,000
 4           9,051          4,968        3,477      100,000        4,237        2,746      100,000
 5          11,604          6,267        4,776      100,000        5,291        3,800      100,000
 6          14,284          7,543        6,350      100,000        6,286        5,093      100,000
 7          17,098          8,796        7,902      100,000        7,215        6,321      100,000
 8          20,053         10,023        9,427      100,000        8,074        7,478      100,000
 9          23,156         11,227       10,929      100,000        8,855        8,557      100,000
10          26,414         12,400       12,400      100,000        9,553        9,553      100,000
15          45,315         17,935       17,935      100,000       11,641       11,641      100,000
20          69,439         21,930       21,930      100,000       10,668       10,668      100,000
25         100,227         24,409       24,409      100,000        4,436        4,436      100,000
30         139,522         25,251       25,251      100,000            0            0            0
35         189,673         21,800       21,800      100,000            0            0            0
40         253,680         10,081       10,081      100,000            0            0            0
45         335,370              0            0            0            0            0            0
50         439,631              0            0            0            0            0            0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals -1.09% on the current basis and -1.59% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: I                  ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST             RATE OF RETURN(1):   (CURRENT)           0%  (-1.59% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)        0%  (-1.84% NET)
$100,000 INITIAL SPECIFIED AMOUNT        ASSUMED ANNUAL PREMIUM(2):          $2,000

         PREMIUMS            ASSUMING CURRENT COSTS             ASSUMING GUARANTEED COSTS
 END    ACCUMULATED   -----------------------------------  ----------------------------------
 OF   AT 5% INTEREST  ACCUMULATION     CASH      DEATH     ACCUMULATION    CASH      DEATH
YEAR     PER YEAR       VALUE(3)     VALUE(3)  BENEFIT(3)    VALUE(3)    VALUE(3)  BENEFIT(3)
----  --------------  ------------  ---------  ----------  ------------  --------  ----------
  1         2,100         1,071            0     100,000         914           0     100,000
  2         4,305         2,286          795     100,000       1,957         466     100,000
  3         6,620         3,642        2,151     100,000       3,124       1,633     100,000
  4         9,051         4,968        3,477     100,000       4,237       2,746     100,000
  5        11,604         6,267        4,776     100,000       5,291       3,800     100,000
  6        14,284         7,543        6,350     100,000       6,286       5,093     100,000
  7        17,098         8,796        7,902     100,000       7,215       6,321     100,000
  8        20,053        10,023        9,427     100,000       8,074       7,478     100,000
  9        23,156        11,227       10,929     100,000       8,855       8,557     100,000
 10        26,414        12,400       12,400     100,000       9,553       9,553     100,000
 15        45,315        17,935       17,935     100,000      11,641      11,641     100,000
 20        69,439        21,930       21,930     100,000      10,668      10,668     100,000
 25       100,227        24,409       24,409     100,000       4,436       4,436     100,000
 30       139,522        25,251       25,251     100,000           0           0           0
 35       189,673        21,800       21,800     100,000           0           0           0
 40       253,680        10,081       10,081     100,000           0           0           0
 45       335,370             0            0           0           0           0           0
 50       439,631             0            0           0           0           0           0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals -1.09% on the current basis and -1.59% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: II                 ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                   RATE OF RETURN(1):   (CURRENT)           0%  (-1.59% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)        0%  (-1.84% NET)
$100,000 INITIAL SPECIFIED AMOUNT        ASSUMED ANNUAL PREMIUM(2):          $2,000

         PREMIUMS            ASSUMING CURRENT COSTS             ASSUMING GUARANTEED COSTS
 END    ACCUMULATED   -----------------------------------  ----------------------------------
 OF   AT 5% INTEREST  ACCUMULATION     CASH      DEATH     ACCUMULATION    CASH      DEATH
YEAR     PER YEAR       VALUE(3)     VALUE(3)  BENEFIT(3)    VALUE(3)    VALUE(3)  BENEFIT(3)
----  --------------  ------------  ---------  ----------  ------------  --------  ----------
  1         2,100         1,067            0     101,067         908           0     100,908
  2         4,305         2,274          783     102,274       1,939         448     101,939
  3         6,620         3,617        2,126     103,617       3,089       1,598     103,089
  4         9,051         4,925        3,434     104,925       4,176       2,685     104,176
  5        11,604         6,200        4,709     106,200       5,196       3,705     105,196
  6        14,284         7,449        6,256     107,449       6,148       4,955     106,148
  7        17,098         8,668        7,774     108,668       7,024       6,130     107,024
  8        20,053         9,857        9,261     109,857       7,817       7,221     107,817
  9        23,156        11,018       10,720     117,018       8,522       8,224     108,522
 10        26,414        12,140       12,140     112,140       9,129       9,129     109,129
 15        45,315        17,280       17,280     117,280      10,540      10,540     110,540
 20        69,439        20,458       20,458     120,458       8,500       8,500     108,500
 25       100,227        21,619       21,619     121,619       1,141       1,141     101,141
 30       139,522        20,274       20,274     120,274           0           0           0
 35       189,673        13,487       13,487     113,487           0           0           0
 40       253,680             0            0           0           0           0           0
 45       335,370             0            0           0           0           0           0
 50       439,631             0            0           0           0           0           0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals -1.09% on the current basis and -1.59% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: II                 ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST             RATE OF RETURN(1):   (CURRENT)           0%  (-1.59% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)        0%  (-1.84% NET)
$100,000 INITIAL SPECIFIED AMOUNT        ASSUMED ANNUAL PREMIUM(2):          $2,000

         PREMIUMS            ASSUMING CURRENT COSTS             ASSUMING GUARANTEED COSTS
 END    ACCUMULATED   -----------------------------------  ----------------------------------
 OF   AT 5% INTEREST  ACCUMULATION     CASH      DEATH     ACCUMULATION    CASH      DEATH
YEAR     PER YEAR       VALUE(3)     VALUE(3)  BENEFIT(3)    VALUE(3)    VALUE(3)  BENEFIT(3)
----  --------------  ------------  ---------  ----------  ------------  --------  ----------
  1         2,100         1,067            0     101,067         908           0     100,908
  2         4,305         2,274          783     102,274       1,939         448     101,939
  3         6,620         3,617        2,126     103,617       3,089       1,598     103,089
  4         9,051         4,925        3,434     104,925       4,176       2,685     104,176
  5        11,604         6,200        4,709     106,200       5,196       3,705     105,196
  6        14,284         7,449        6,256     107,449       6,148       4,955     106,148
  7        17,098         8,668        7,774     108,668       7,024       6,130     107,024
  8        20,053         9,857        9,261     109,857       7,817       7,221     107,817
  9        23,156        11,018       10,720     111,018       8,522       8,224     108,522
 10        26,414        12,140       12,140     112,140       9,129       9,129     109,129
 15        45,315        17,280       17,280     117,280      10,540      10,540     110,540
 20        69,439        20,458       20,458     120,458       8,500       8,500     108,500
 25       100,227        21,619       21,619     121,619       1,141       1,141     101,141
 30       139,522        20,274       20,274     110,274           0           0           0
 35       189,673        13,487       13,487     113,487           0           0           0
 40       253,680             0            0           0           0           0           0
 45       335,370             0            0           0           0           0           0
 50       439,631             0            0           0           0           0           0

----------
(1) For Policy Years 26 and thereafter, the illustrated net annual rate of return equals -1.09% on the current basis and -1.59% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE III FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION: III                ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                   RATE OF RETURN(1):   (CURRENT)           0%  (-1.59% NET)
MALE STANDARD NON-SMOKER ISSUE AGE 45                         (GUARANTEED)        0%  (-1.84% NET)
$100,000 INITIAL SPECIFIED AMOUNT        ASSUMED ANNUAL PREMIUM(2):          $2,000

         PREMIUMS            ASSUMING CURRENT COSTS             ASSUMING GUARANTEED COSTS
 END    ACCUMULATED   -----------------------------------  ----------------------------------
 OF   AT 5% INTEREST  ACCUMULATION     CASH      DEATH     ACCUMULATION    CASH      DEATH
YEAR     PER YEAR       VALUE(3)     VALUE(3)  BENEFIT(3)    VALUE(3)    VALUE(3)  BENEFIT(3)
----  --------------  ------------  ---------  ----------  ------------  --------  ----------
  1         2,100         1,065            0     102,000         905           0     102,000
  2         4,305         2,268          777     104,000       1,928         437     104,000
  3         6,620         3,604        2,113     106,000       3,065       1,574     106,000
  4         9,051         4,902        3,411     108,000       4,132       2,641     108,000
  5        11,604         6,165        4,674     110,000       5,126       3,635     110,000
  6        14,284         7,399        6,206     112,000       6,043       4,850     112,000
  7        17,098         8,600        7,706     114,000       6,873       5,979     114,000
  8        20,053         9,767        9,171     116,000       7,609       7,013     116,000
  9        23,156        10,902       10,604     118,000       8,239       7,941     118,000
 10        26,414        11,995       11,995     120,000       8,751       8,751     120,000
 15        45,315        16,877       16,877     130,000       9,223       9,223     130,000
 20        69,439        19,393       19,393     140,000       4,668       4,668     140,000
 25       100,227        19,121       19,121     150,000           0           0           0
 30       139,522        14,501       14,501     160,000           0           0           0
 35       189,673             0            0           0           0           0           0
 40       253,680             0            0           0           0           0           0
 45       335,370             0            0           0           0           0           0
 50       439,631             0            0           0           0           0           0

----------
(1) For For Policy Years 26 and thereafter, the illustrated net annual rate of return equals -1.09% on the current basis and -1.59% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE PORTFOLIOS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT A, OR THE PORTFOLIOS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       THIS PAGE INTENTIONALLY LEFT BLANK

To learn more about the Separate Account, Jefferson Pilot Financial Insurance Company, and the Policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus. Please call our Service Office at 1-800-258-3648: (1) to request a copy of the SAI; (2) to receive personalized illustrations of Death Benefits, Accumulation Values, and Surrender Values; and (3) to ask questions about the Policy or make other inquiries.
The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Separate Account and the Policy. Our reports and other information about the Separate Account and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 Street, NE, Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-4160

                             LINCOLN ENSEMBLE III VUL
                                   Offered by
                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
                  IN CONNECTION WITH ITS JPF SEPARATE ACCOUNT A

                                ONE GRANITE PLACE

                          CONCORD, NEW HAMPSHIRE 03301
                                  ------------

                       STATEMENT OF ADDITIONAL INFORMATION
This Statement of Additional Information contains information in addition to the information in the current Prospectus for the Jefferson Pilot Financial Insurance Company Lincoln Ensemble III VUL Insurance Policy (the "Policy") offered by Jefferson Pilot Financial Insurance Company (the "Company"). You may obtain a copy of the Prospectus dated April 30, 2007 by calling 1-800-258-3648, ext. 5394, or by writing the Service Center, One Granite
Place, P.O. Box 515, Concord, New Hampshire 03302-0515. The defined terms used in the current Prospectus for the Policy are also used in this Statement of Additional Information.
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUSES FOR THE POLICY AND THE UNDERLYING FUNDS.
                               DATED: APRIL 30, 2007

                                TABLE OF CONTENTS

                                                                      PAGE

Jefferson Pilot Financial Insurance Company                             3

More Information About the Policy                                       3

Administration                                                          4

Records and Reports                                                     4

Custody of Assets                                                       4

Administrator                                                           5

Principal Underwriter                                                   5

Distribution of the Policy                                              5
Performance Data and Calculations                                       5
Money Market Division Yield                                             5
Division Total Return Calculations                                      6
Other Information                                                       8

Registration Statement                                                  9
Independent Registered Public Accounting Firm                           9

Financial Statements                                                   10

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

Effective April 30, 1997, the Company, then known as Chubb Life Insurance Company of America, was acquired by Jefferson-Pilot Corporation from The Chubb Corporation. Effective May 1, 1998, the Company changed its name to Jefferson Pilot Financial Insurance Company.

Effective August 1, 2000, Alexander Hamilton Life Insurance company of America ("Alexander Hamilton Life") and Guarantee Life Insurance Company ("GLIC") merged with and into the Company, with the Company as the surviving entity. Both Alexander Hamilton Life and GLIC were affiliates of the Company. Alexander Hamilton Life was a stock life company initially organized under the laws of the State of North Carolina in 1981, and reincorporated in the State of Michigan in September 1995. GLIC was a stock life insurance company incorporated under the laws of the State of Nebraska. GLIC originally was organized in 1901 as a mutual assessment association and, after a period as a mutual life insurance company, became a stock life insurance company on December 26, 1995.

Upon the merger, the existence of Alexander Hamilton Life and GLIC ceased, and the Company became the surviving company. At the time of the merger, the Company assumed all of the variable annuity contracts issued by Alexander Hamilton and the applicable separate account became a separate account of the Company. GLIC did not have separate accounts or insurance contracts registered with the SEC.

In approving the merger on July 14, 2000, the boards of directors of the Company, Alexander Hamilton Life and GLIC determined that the merger of three financially strong stock life insurance companies would result in an overall enhanced capital position and reduced expenses, which together, would be in the long-term interests of their respective contract owners. On July 14, 2000, the respective 100% stockholders of the Company, Alexander Hamilton Life and GLIC voted to approve the merger. In addition, the Nebraska Department of Insurance approved the merger.
Effective April 1, 2006, Jefferson-Pilot Corporation merged into and with a wholly owned subsidiary of Lincoln National Corporation as a part of the combination of the operations of the two companies. The obligations of the Company as set forth in your Policy and in the Prospectus and this Statement of Additional Information did not change as a result of the merger.

Lincoln Financial is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, Lincoln Financial Group provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment, and financial planning and advisory services.

                        MORE INFORMATION ABOUT THE POLICY

GROUP OR SPONSORED ARRANGEMENTS

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits a group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may modify the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also modify or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements and the criteria for applying a reduction or modification will generally reflect the reduced sales administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by law and will not be unfairly discriminatory.
                          The LVIP S&P 500 Index Fund

The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Product. S&P has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the S&P Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS
OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED
THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE
ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                 ADMINISTRATION

The Company or its affiliates will provide administrative services. The services provided by the Company or its affiliates include issuance and redemption of the Policy, maintenance of records concerning the Policy and certain Owner services.

If the Company or its affiliates do not continue to provide these services, the Company will attempt to secure similar services from such sources as may then be available. Services will be purchased on a basis which, in the Company's sole discretion, affords the best service at the lowest cost. The Company, however, reserves the right to select a provider of services which the Company, in its sole discretion, considers best able to perform such services in a satisfactory manner even though the costs for the service may be higher than would prevail elsewhere.

                               RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by the Company. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, the Company will mail to you at your last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. You will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                                CUSTODY OF ASSETS
Lincoln Investment Advisors Corporation (formerly known as Jefferson Pilot Investment Advisory Corporation), an affiliate of the Company, maintains the books and records regarding the Separate Account's investment in the Portfolios. The assets of the Portfolios are held in the custody of the custodian for each Portfolio. See the prospectuses for the Portfolios for information regarding custody of the Portfolios' assets. The assets of each of the Divisions of the Separate Account are segregated and held separate and apart from the assets of the other Divisions and from the Company's General Account assets. The nature of the business of Lincoln Investment Advisors Corporation is an Investment Advisor. The principal business address is: One Granite Place, Concord, NH 03301.

                                 ADMINISTRATOR
Delaware Service Company, Inc., an affiliate of the Company, maintains records of all purchases and redemptions of Portfolio shares by each of the Divisions.
                              PRINCIPAL UNDERWRITER
The Company, on its own behalf and on behalf of the Separate Account, entered into an Agreement with Jefferson Pilot Variable Corporation ("JPVC"), One Granite Place, Concord, NH to serve as principal underwriter for the continuous offering of the Policies. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation and is an affiliate of the Company. During the years ended December 31, 2006 and December 31, 2005, JPVC received $27,544,027 and $29,029,111, respectively, in brokerage commissions and did not retain any of these commissions.
On February 25, 2005, JPVC submitted a Letter of Acceptance, Waiver and Consent (AWC) to the National Association of Securities Dealers (NASD), whereby JPVC was fined in the amount of $325,000 for allowing excessive insurance policy transfers. The excessive transfers were due to a programming error in Jefferson Pilot Financial Insurance Company's policy administration system. After the programming error was discovered and corrected through regular oversight, and prior to the regulatory examination leading to the AWC, action was taken to reimburse the Jefferson Pilot Variable Fund, Inc. International Equity Portfolio in the amount of $119,024 for losses sustained due to the excessive transfers. In connection with the AWC, JPVC also agreed to reimburse other affected mutual funds unaffiliated with the Jefferson Pilot Variable Fund, Inc. in the amount of $119,674 for losses sustained due to the excessive transfers. JPVC has reviewed its procedures regarding transfers and has systems and procedures in place that are reasonably designed to ensure that variable universal life prospectus policies are enforced.

                           DISTRIBUTION OF THE POLICY

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.
JPVC or an affiliate will pay compensation to brokers-dealers that solicit applications for the policies under various schedules and accordingly commissions will vary with the form of schedule selected. In any event, commissions to broker-dealers are not expected to exceed 95% of first year target premium and 5% of first excess premium, and 5% of target premium for the second through the tenth Policy Years for both renewals and excess premium. The Target premium varies by sex, Issue Age, rating class of the Insured and Specified Amount. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing compensation. Compensation arrangements vary among broker-dealers. Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the policy, depending on the agreement between your registered representative and his or her firm. Except with respect to registered representatives of its affiliated broker-dealer Jefferson Pilot Securities Corporation, JPVC and its affiliates are not involved in determining that compensation arrangement, which may present its own incentives or conflicts. Override payments, expense allowances, bonuses based on specific production levels, and reimbursement for other expenses associated with the promotion and solicitation of applications for the policies may be paid. In addition, registered representatives may also be eligible for "non-cash" compensation, including expense-paid educational or training seminars involving travel and promotional merchandise and the opportunity to receive sales based incentive programs. Depending upon the particular selling arrangements, JPCV or an affiliate may compensate others for distribution activities and for activities the broker-dealer is required to perform such as educating and training its personnel. The potential of receiving, or the receipt of, compensation, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to consider such compensation when considering and evaluating any recommendation relating to the Policy.
All compensation is paid from our assets, which include fees and charges imposed on your Policy. Except as described in the prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.

                        PERFORMANCE DATA AND CALCULATIONS

From time to time we may include in our marketing materials performance of the Divisions as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Policy owner. Also please note that performance figures shown do not reflect any applicable taxes.

MONEY MARKET DIVISION YIELD

We may include the yield of the Money Market Division in our marketing materials. The Yield of the Money Market Division for a seven-day period is calculated using a standardized method described in the rules of the Securities and Exchange Commission. Under this method, the yield quotation is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Money Market Division at the beginning of such seven-day period, subtracting a hypothetical charge reflecting deductions from Policyowner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting yield figure carried to at least the nearest 100th of 1%. Not included in the calculation is the monthly deduction, which consists of the cost of insurance charge, an administrative expense charge, an acquisition charge, and the cost of any optional benefits. Seven-day yield also does not include the effect of the premium tax charge, federal DAC tax charge, the premium load deducted from premium payments, any applicable surrender charge, or the guaranteed monthly accumulation value adjustment. If the yields shown included those charges, the yield shown would be significantly lower.
The seven-day yield of the Money Market Division as of December 28, 2006 was 4.56%.
The yield on amounts held in the Money Market Division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the JPVF Money Market Portfolio, the types and quality of portfolio securities held by the JPVF Money Market Portfolio, and its operating expenses.

DIVISION TOTAL RETURN CALCULATIONS

The Company may from time to time also disclose average annual total returns for one or more of the Divisions for various periods of time. The following table reflects the performance of the Divisions, including deductions for management and other expenses of the Divisions. It is based on an assumed initial investment of $10,000. A Division's total return represents the average annual total return of that Division over a particular period. The performance is based on each Division's unit value and includes a mortality and expense risk charge and underlying Portfolio charges. Not included in the calculation is the monthly deduction, which consists of the cost of insurance charge, an administrative expense charge, an acquisition charge, and the cost of any optional benefits. This calculation of total return also does not include the effect of the premium tax charge, federal DAC tax charge, the premium load deducted from premium payments, any applicable surrender charge, or the guaranteed monthly accumulation value adjustment. If the returns shown included such charges, the returns shown would be significantly lower. Total return figures for periods less than one year are not annualized.

The total rate of return (T) is computed so that it satisfies the formula:
                                n
                         P(1+T)   = ERV

    where:

  P     =   a hypothetical initial payment of $10,000.00
  T     =   average annual total return
  n     =   number of years
ERV     =   ending redeemable value of a hypothetical  $10,000.00 payment made at the beginning of the one, three, five, or ten-year period as of the end of the period (or fractional portion thereof).

                                                                                      AVERAGE ANNUAL TOTAL RETURN

                                                                                                                          SINCE
FUND NME                                      INCEPTION      QTD      YTD      1 YEAR     3 YEAR     5 YEAR   10 YEAR   INCEPTION
--------                                      ---------      ---      ---      ------     ------     ------   -------   ---------
AMERICAN FUNDS GROWTH-INCOME - CLASS 2          0.63%       5.60%    14.51%    14.51%      9.74%      7.15%     9.60%    12.18%
AMERICAN FUNDS GROWTH - CLASS 2                -0.46%       6.84%     9.56%     9.56%     12.27%      7.64%    12.72%    13.76%
FIDELITY VIP GROWTH - INITIAL CLASS            -0.85%       3.39%     6.21%     6.21%      4.70%      1.04%     5.90%     9.98%
FIDELITY VIP EQUITY-INCOME - INITIAL CLASS      2.13%       7.45%    19.47%    19.47%     11.70%      8.31%     8.53%    10.64%
FIDELITY CONTRAFUND - INITIAL CLASS             0.09%       6.38%    11.05%    11.05%     14.00%     11.26%    10.52%    13.46%
MFS VIT UTILITIES - INITIAL CLASS               1.55%      13.19%    30.48%    30.48%     25.17%     15.26%    12.54%    14.57%
MFS VIT RESEARCH - INITIAL CLASS                0.12%       5.71%     9.81%     9.81%     10.66%      4.73%     5.37%     7.40%
AMERICAN CENTURY VP INTERNATIONAL FUND          3.64%      11.53%    24.28%    24.28%     16.92%      9.38%     7.54%     7.44%
FTVIPT TEMPLETON FOREIGN SECURITIES - CLASS 2   2.75%       9.18%    20.72%    20.72%     15.92%     10.63%     7.25%     9.45%
DWS SMALL CAP INDEX VIP CLASS B                 0.20%       8.39%    16.49%    16.49%     12.03%      9.96%        -      6.93%
FIDELITY VIP MID CAP-SVC  CL 2                 -0.92%       6.80%    11.73%    11.73%     17.55%     14.83%        -     18.42%
JPVF CAPITAL GROWTH                             0.01%       5.10%     4.17%     4.17%      5.69%      0.40%     5.22%    10.27%
JPVF GROWTH                                    -0.06%       5.26%     8.44%     8.44%     10.94%      5.62%        -      7.40%
JPVF STRATEGIC GROWTH                           1.45%       6.21%    12.65%    12.65%      9.07%      2.28%     4.84%     8.16%
JPVF S&P 500 INDEX                              1.33%       6.47%    14.83%    14.83%      9.51%      5.27%        -      0.42%
JPVF VALUE                                      1.74%       7.40%    18.94%    18.94%     12.38%      7.17%     8.87%    10.71%
JPVF MID-CAP GROWTH                            -0.94%       5.51%     6.08%     6.08%      9.59%      5.87%        -      2.30%
JPVF MID-CAP VALUE                              0.95%       8.91%    16.98%    16.98%     13.77%     12.45%        -     10.68%
JPVF SMALL COMPANY                             -0.08%      10.91%    12.40%    12.40%      9.72%      5.40%     1.83%     7.60%
JPVF SMALL-CAP VALUE                            0.55%       7.26%     9.61%     9.61%     10.89%      9.83%        -     10.63%
JPVF INTERNATIONAL EQUITY                       4.39%      10.90%    23.22%    23.22%     19.39%     11.27%        -      5.21%
JPVF WORLD GROWTH STOCK                         2.84%       9.60%    25.37%    25.37%     16.94%     12.04%     8.85%    10.35%
JPVF HIGH YIELD BOND                            1.04%       4.09%     9.67%     9.67%      6.34%      7.72%        -      3.98%
JPVF BALANCED                                   1.24%       5.63%    13.61%    13.61%      9.04%      6.47%     7.69%     8.32%
JPVF MONEY MARKET                               0.37%       1.07%     4.00%     4.00%      2.09%      1.37%     2.78%     3.64%
FTVIPT FRANKLIN SMALL CAP VALUE - CLASS 2      -0.74%       8.13%    16.28%    16.28%     15.64%     12.87%        -      8.39%
GOLDMAN SACHS VIT CAPITAL GROWTH               -0.87%       5.72%     7.91%     7.91%      6.19%      2.07%        -      2.42%
PIMCO TOTAL RETURN - ADMIN CL                  -0.88%       0.78%     3.23%     3.23%      3.11%      4.41%        -      5.09%
PROFUND VP ASIA 30                              3.93%      19.54%    38.45%    38.45%     17.60%         -         -     17.02%
PROFUND VP EUROPE 30                            1.50%       7.87%    16.80%    16.80%     12.57%      7.74%        -      2.13%
PROFUND VP FINANCIALS                           3.17%       6.42%    16.65%    16.65%      9.76%      7.48%        -      4.95%
PROFUND VP US GOVERNMENT PLUS                  -4.73%      -0.34%    -5.09%    -5.09%      3.42%         -         -      4.86%
PROFUND VP HEALTH CARE                          0.84%       1.15%     4.62%     4.62%      3.91%      0.13%        -     -0.89%
PROFUND VP LARGE-CAP GOWTH                      0.21%       5.09%     8.41%     8.41%         -          -         -      5.09%
PROFUND VP LARGE-CAP VALUE                      2.22%       7.10%    17.96%    17.96%         -          -         -     11.81%
PROFUND VP RISING RATES OPPORTUNITY             5.29%       1.56%     9.49%     9.49%     -3.88%         -         -     -7.83%
PROFUND VP SMALL-CAP GROWTH                    -0.60%       6.67%     8.00%     8.00%     11.20%         -         -      7.85%
PROFUND VP SMALL-CAP VALUE                      0.14%       7.69%    16.73%    16.73%     12.96%         -         -      7.11%
PROFUND VP TECHNOLOGY                          -1.32%       5.56%     7.42%     7.42%      2.27%     -1.76%        -     -9.72%
VANGUARD VIF MID-CAP INDEX                     -0.30%       7.25%    13.07%    13.07%     15.28%     11.61%        -     12.30%
VANGUARD VIF REIT INDEX                        -1.86%       8.87%    34.12%    34.12%     24.60%     21.80%        -     17.82%
VANGUARD VIF SMALL COMPANY GROWTH              -0.51%       6.58%     9.55%     9.55%      9.87%      7.03%    12.65%    11.61%
AMERICAN CENTURY VP VALUE FUND                  1.70%       7.08%    17.75%    17.75%     11.68%      9.10%    10.04%    10.53%
FIDELITY VIP INVESTMENT GRADE BOND PORT        -0.68%       0.97%     3.51%     3.51%      2.78%      4.39%     5.41%     6.36%
T ROWE PRICE MID-CAP GROWTH                    -0.77%       5.30%     5.74%     5.74%     12.18%      8.66%        -     10.88%

(1) The Inception Date is the date of inception of the underlying Portfolios, which may be prior to the date the Separate Account commenced operations. The performance for a Division prior to the inception date of the Division is calculated on a hypothetical basis by applying the Policy charges at the rates currently charged to the historical performance of the corresponding Portfolio as if the Policy has been in existence back to the inception date of the Portfolio.
(2) Effective 05/01/03, JPVF Emerging Growth Portfolio changed its name to JPVF Strategic Growth Portfolio.

(3) Following the acquisition by Goldman Sachs Group, Inc. of the Ayco Growth Company, L.P. on 07/01/03, effective 12/18/03, the Ayco Growth Fund merged with and into the Goldman Sachs Capital Growth Fund.

(4) The inception date of Class B shares, in which this Division invests, was 05/01/02. The performance shown for the period from 08/22/97 through 04/30/02 was based on the historical performance of the Portfolio's Class A shares.

(5) The inception date of Class II shares, in which this Division invests, was 08/15/01. The performance shown for the period from 05/01/96 through 08/14/01 was based on the historical performance of the Portfolio's Class I shares.
(6) S&P 500 is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see the Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P).
(7) The inception date of Class 2 shares, in which this Division invests, was 05/01/97. The performance shown for the period from 05/01/92 through 04/30/97 is based on the historical performance of the Portfolio's Class 1 shares. Effective 05/01/02, Templeton International Securities Fund changed its name to Templeton Foreign Securities Fund.

(8) The inception date of Class 2 shares, in which the Divisions invest, was 05/01/97. The performance shown for the period from 02/08/84 though 04/30/97 is based on the historical performance of the Fund's Class 1 shares.

(9) The inception date of Class 2 shares, in which this Division invests, was 01/06/99. The performance shown for the period from 05/01/98 through 01/05/99 is based on the historical performance of the Fund's Class 1 shares.

(10) The inception date of Service Class 2 shares, in which the Division invests, was 01/12/00. The performance shown for the period from 11/03/97 through 01/11/00 is based on the historical performance of the Portfolio's Service Class 1 Shares, and performance for periods prior to 11/03/97 is based on historical performance of the Portfolio's Initial Class shares.

(11) The inception date of Service Class 2 shares, in which the Division invests, was 01/12/00. The performance shown for the period from 12/28/98 through 01/11/00 is based on the historical performance of the Portfolio's Service Class 1 Shares.

OTHER INFORMATION

The following is a partial list of those publications which may be cited in advertising or sales literature describing investment results or other data relative to one or more of the Divisions. Other publications may also be cited.

        Broker World                                     Financial World
        Across the Board                                 Advertising Age
        American Banker                                  Barron's
        Best's Review                                    Business Insurance
        Business Month                                   Business Week

        Changing Times                                   Consumer Reports
        Economist                                        Financial Planning
        Forbes                                           Fortune
        Inc.                                             Institutional Investor
        Insurance Forum                                  Insurance Sales
        Insurance Week                                   Journal of Accountancy
        Journal of the American Society of CLU & ChFC    Journal of Commerce
        Life Insurance Selling                           Life Association News
        MarketFacts                                      Manager's Magazine
        National Underwriter                             Money
        Morningstar, Inc.                                Nation's Business
        New Choices (formerly 50 Plus)                   New York Times
        Pension World                                    Pensions & Investments
        Rough Notes                                      Round the Table
        U.S. Banker                                      VARDs
        Wall Street Journal                              Working Woman


                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Polices discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus for the Policies or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                                     EXPERTS
Actuarial matters included in the prospectus and this Statement of Additional Information, including the Hypothetical Policy illustrations included herein, have been approved by Peter V. Susi, FSA, MAAA, Vice President, Life Product Management, of Jefferson Pilot Financial Insurance Company, and are including in reliance upon his opinion as to their reasonableness.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Separate Account and the consolidated financial statements of Jefferson Pilot Financial Insurance Company and Subsidiary appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance of their reports given on their authority as experts in accounting and auditing.

                             FINANCIAL STATEMENTS
The December 31, 2006 financial statements of the Separate Account and the December 31, 2006 consolidated financial statements of Jefferson Pilot Financial Insurance Company and Subsidiary included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                             JPF SEPARATE ACCOUNT A

JPF SEPARATE ACCOUNT A

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                                     CONTRACT                    CONTRACT
                                                                     PURCHASES                  REDEMPTIONS
                                                                     DUE FROM                     DUE TO
                                                                     JEFFERSON                   JEFFERSON
                                                                       PILOT                       PILOT
                                                                     FINANCIAL                   FINANCIAL
                                                                     INSURANCE                   INSURANCE
SUBACCOUNT                                            INVESTMENTS     COMPANY    TOTAL ASSETS     COMPANY      NET ASSETS
--------------------------------------------------------------------------------------------------------------------------
American Century VP International                    $ 19,003,573   $       --   $ 19,003,573    $1,520,481   $ 17,483,092
American Century VP Value Class 2                      14,690,365           --     14,690,365        96,881     14,593,484
American Funds Growth Class 2                          45,045,486       79,883     45,125,369            --     45,125,369
American Funds Growth-Income Class 2                   41,800,307           --     41,800,307         5,030     41,795,277
DWS VIP Small Cap Index Service Class                  15,660,244        7,361     15,667,605            --     15,667,605
Fidelity VIP Contra                                   116,607,684      216,934    116,824,618            --    116,824,618
Fidelity VIP Equity-Income                             54,812,696           --     54,812,696     3,170,428     51,642,268
Fidelity VIP Growth                                    44,051,354           --     44,051,354       214,819     43,836,535
Fidelity VIP High Income                                  571,356           --        571,356            --        571,356
Fidelity VIP Investment Grade Bond Service Class 2     17,624,946           --     17,624,946        17,653     17,607,293
Fidelity VIP Mid Cap Service Class 2                   27,453,950           --     27,453,950        16,967     27,436,983
FTVIPT Franklin Small Cap Value Securities Class 2     20,591,662        7,993     20,599,655            --     20,599,655
FTVIPT Templeton Foreign Securities                    77,753,828           --     77,753,828        46,846     77,706,982
FTVIPT Templeton Foreign Securities Class 2            20,899,097           --     20,899,097         6,163     20,892,934
Goldman Sachs VIT Capital Growth                        5,222,604           --      5,222,604         7,607      5,214,997
JPVF Balanced                                          58,104,121        5,777     58,109,898            --     58,109,898
JPVF Capital Growth                                   144,665,998           --    144,665,998         5,395    144,660,603
JPVF Growth                                            31,425,055           --     31,425,055        57,106     31,367,949
JPVF High Yield Bond                                   16,050,807           --     16,050,807        51,493     15,999,314
JPVF International Equity                              58,322,663           --     58,322,663        20,244     58,302,419
JPVF Mid-Cap Growth                                    12,015,514          712     12,016,226            --     12,016,226
JPVF Mid-Cap Value                                     29,045,818       73,889     29,119,707            --     29,119,707
JPVF Money Market                                      44,657,679    8,000,404     52,658,083            --     52,658,083
JPVF S&P 500 Index                                    194,733,875           --    194,733,875       292,382    194,441,493
JPVF Small Company                                     65,274,541           --     65,274,541        32,848     65,241,693
JPVF Small-Cap Value                                   22,006,770           --     22,006,770       338,964     21,667,806
JPVF Strategic Growth                                  76,221,567           --     76,221,567         4,133     76,217,434
JPVF Value                                             74,868,924           --     74,868,924       110,856     74,758,068
JPVF World Growth Stock                               154,982,790      151,342    155,134,132            --    155,134,132
MFS VIT Research                                       17,193,913           --     17,193,913         1,420     17,192,493
MFS VIT Utilities                                      43,105,332           --     43,105,332     1,306,774     41,798,558
PIMCO VIT Total Return                                 91,504,716        8,652     91,513,368            --     91,513,368
ProFund VP Asia 30                                      8,835,672           --      8,835,672       104,448      8,731,224
ProFund VP Europe 30                                    2,394,198          424      2,394,622            --      2,394,622
ProFund VP Financials                                   4,110,813          130      4,110,943            --      4,110,943
ProFund VP Health Care                                  2,859,272          127      2,859,399            --      2,859,399
ProFund VP Large-Cap Growth                               919,965          261        920,226            --        920,226
ProFund VP Large-Cap Value                              4,099,148       34,131      4,133,279            --      4,133,279
ProFund VP Rising Rates Opportunity                     1,419,308          184      1,419,492            --      1,419,492
ProFund VP Small-Cap Growth                             2,074,278        2,019      2,076,297            --      2,076,297
ProFund VP Small-Cap Value                              3,012,732           --      3,012,732     1,556,208      1,456,524
ProFund VP Technology                                   3,459,907       10,312      3,470,219            --      3,470,219
ProFund VP U.S. Government Plus                         1,374,727           20      1,374,747            --      1,374,747
T. Rowe Price Mid-Cap Growth Class II                   6,293,310          869      6,294,179            --      6,294,179
Vanguard VIF Mid-Cap Index                             26,580,688           --     26,580,688       199,361     26,381,327
Vanguard VIF REIT Index                                37,777,714       32,099     37,809,813            --     37,809,813
Vanguard VIF Small Company Growth                      18,461,926       22,613     18,484,539            --     18,484,539

See accompanying notes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

                                                      DIVIDENDS
                                                        FROM         MORTALITY AND          NET
                                                     INVESTMENT         EXPENSE         INVESTMENT
SUBACCOUNT                                             INCOME      GUARANTEE CHARGES   INCOME (LOSS)
----------------------------------------------------------------------------------------------------
American Century VP International                    $  272,108      $  (132,241)       $   139,867
American Century VP Value Class 2                       119,311          (83,605)            35,706
American Funds Growth Class 2                           337,827         (306,671)            31,156
American Funds Growth-Income Class 2                    586,992         (252,120)           334,872
DWS VIP Small Cap Index Service Class                    49,841         (106,683)           (56,842)
Fidelity VIP Contra                                   1,424,868         (898,265)           526,603
Fidelity VIP Equity-Income                            1,673,112         (389,768)         1,283,344
Fidelity VIP Growth                                     172,755         (359,273)          (186,518)
Fidelity VIP High Income                                 42,826           (5,271)            37,555
Fidelity VIP Investment Grade Bond Service Class 2      492,950         (111,494)           381,456
Fidelity VIP Mid Cap Service Class 2                     42,428         (190,605)          (148,177)
FTVIPT Franklin Small Cap Value Securities Class 2       94,223         (127,247)           (33,024)
FTVIPT Templeton Foreign Securities                   1,008,971         (651,896)           357,075
FTVIPT Templeton Foreign Securities Class 2             303,562         (134,654)           168,908
Goldman Sachs VIT Capital Growth                          6,425          (33,386)           (26,961)
JPVF Balanced                                         1,237,210         (445,692)           791,518
JPVF Capital Growth                                       6,080       (1,260,822)        (1,254,742)
JPVF Growth                                             108,122         (252,184)          (144,062)
JPVF High Yield Bond                                  1,105,914         (125,249)           980,665
JPVF International Equity                                31,987         (381,736)          (349,749)
JPVF Mid-Cap Growth                                          --         (104,679)          (104,679)
JPVF Mid-Cap Value                                           --         (221,965)          (221,965)
JPVF Money Market                                     1,285,499         (424,657)           860,842
JPVF S&P 500 Index                                    3,043,041       (1,502,674)         1,540,367
JPVF Small Company                                           --         (576,759)          (576,759)
JPVF Small-Cap Value                                         --         (199,837)          (199,837)
JPVF Strategic Growth                                   168,948         (633,574)          (464,626)
JPVF Value                                              849,482         (595,751)           253,731
JPVF World Growth Stock                               1,836,930       (1,157,138)           679,792
MFS VIT Research                                         87,717         (139,657)           (51,940)
MFS VIT Utilities                                       669,751         (273,740)           396,011
PIMCO VIT Total Return                                3,943,230         (679,216)         3,264,014
ProFund VP Asia 30                                       27,356          (48,611)           (21,255)
ProFund VP Europe 30                                      9,050          (18,238)            (9,188)
ProFund VP Financials                                    20,786          (32,965)           (12,179)
ProFund VP Health Care                                       --          (23,777)           (23,777)
ProFund VP Large-Cap Growth                                  --           (4,736)            (4,736)
ProFund VP Large-Cap Value                                3,524          (15,615)           (12,091)
ProFund VP Rising Rates Opportunity                      27,565          (13,255)            14,310
ProFund VP Small-Cap Growth                                  --          (20,300)           (20,300)
ProFund VP Small-Cap Value                                   --          (14,447)           (14,447)
ProFund VP Technology                                        --          (28,315)           (28,315)
ProFund VP U.S. Government Plus                          39,431           (9,073)            30,358
T. Rowe Price Mid-Cap Growth Class II                        --          (68,014)           (68,014)
Vanguard VIF Mid-Cap Index                              229,139         (175,871)            53,268
Vanguard VIF REIT Index                                 695,176         (253,569)           441,607
Vanguard VIF Small Company Growth                        72,020         (148,109)           (76,089)

See accompanying notes.

                                                                        DIVIDENDS
                                                                          FROM            TOTAL
                                                      NET REALIZED    NET REALIZED    NET REALIZED
                                                       GAIN (LOSS)       GAIN ON       GAIN (LOSS)
SUBACCOUNT                                           ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS
---------------------------------------------------------------------------------------------------
American Century VP International                     $ 1,359,326      $       --     $ 1,359,326
American Century VP Value Class 2                         (22,055)        846,350         824,295
American Funds Growth Class 2                           1,165,967         246,442       1,412,409
American Funds Growth-Income Class 2                      318,760         724,330       1,043,090
DWS VIP Small Cap Index Service Class                     321,486         574,889         896,375
Fidelity VIP Contra                                     3,843,891       9,222,416      13,066,307
Fidelity VIP Equity-Income                              1,007,740       6,088,243       7,095,983
Fidelity VIP Growth                                      (374,650)             --        (374,650)
Fidelity VIP High Income                                  (51,944)             --         (51,944)
Fidelity VIP Investment Grade Bond Service Class 2        (28,428)         30,938           2,510
Fidelity VIP Mid Cap Service Class 2                      813,704       2,828,994       3,642,698
FTVIPT Franklin Small Cap Value Securities Class 2        291,189         527,245         818,434
FTVIPT Templeton Foreign Securities                       851,003              --         851,003
FTVIPT Templeton Foreign Securities Class 2             1,783,909              --       1,783,909
Goldman Sachs VIT Capital Growth                           37,569              --          37,569
JPVF Balanced                                             663,214         293,703         956,917
JPVF Capital Growth                                      (252,891)             --        (252,891)
JPVF Growth                                                68,253              --          68,253
JPVF High Yield Bond                                       25,146              --          25,146
JPVF International Equity                               2,615,169              --       2,615,169
JPVF Mid-Cap Growth                                       949,505         528,674       1,478,179
JPVF Mid-Cap Value                                        550,541       2,986,046       3,536,587
JPVF Money Market                                         768,166              --         768,166
JPVF S&P 500 Index                                      2,260,588              --       2,260,588
JPVF Small Company                                      1,627,907              --       1,627,907
JPVF Small-Cap Value                                      850,598       2,881,380       3,731,978
JPVF Strategic Growth                                  (2,067,836)             --      (2,067,836)
JPVF Value                                              1,617,093       5,706,802       7,323,895
JPVF World Growth Stock                                 2,513,523       9,040,296      11,553,819
MFS VIT Research                                         (118,791)             --        (118,791)
MFS VIT Utilities                                       1,331,922       1,271,890       2,603,812
PIMCO VIT Total Return                                   (131,113)        487,899         356,786
ProFund VP Asia 30                                        581,385              --         581,385
ProFund VP Europe 30                                      201,629          51,731         253,360
ProFund VP Financials                                     358,533              --         358,533
ProFund VP Health Care                                     43,789              --          43,789
ProFund VP Large-Cap Growth                                 8,207          10,735          18,942
ProFund VP Large-Cap Value                                 35,255          30,125          65,380
ProFund VP Rising Rates Opportunity                        22,447              --          22,447
ProFund VP Small-Cap Growth                                46,972         566,543         613,515
ProFund VP Small-Cap Value                                252,089          57,820         309,909
ProFund VP Technology                                      66,733         257,243         323,976
ProFund VP U.S. Government Plus                            (8,593)             --          (8,593)
T. Rowe Price Mid-Cap Growth Class II                   1,266,331         771,573       2,037,904
Vanguard VIF Mid-Cap Index                                548,921         882,184       1,431,105
Vanguard VIF REIT Index                                 1,629,289       2,201,389       3,830,678
Vanguard VIF Small Company Growth                         758,008       2,218,214       2,976,222

                                                       NET CHANGE
                                                      IN UNREALIZED     NET INCREASE
                                                     APPRECIATION OR    IN NET ASSETS
                                                      DEPRECIATION        RESULTING
SUBACCOUNT                                           ON INVESTMENTS    FROM OPERATIONS
--------------------------------------------------------------------------------------
American Century VP International                      $ 1,984,512       $ 3,483,705
American Century VP Value Class 2                          888,771         1,748,772
American Funds Growth Class 2                            2,240,010         3,683,575
American Funds Growth-Income Class 2                     3,308,915         4,686,877
DWS VIP Small Cap Index Service Class                    1,239,426         2,078,959
Fidelity VIP Contra                                     (2,120,212)       11,472,698
Fidelity VIP Equity-Income                                 384,673         8,764,000
Fidelity VIP Growth                                      3,118,617         2,557,449
Fidelity VIP High Income                                    71,130            56,741
Fidelity VIP Investment Grade Bond Service Class 2         164,961           548,927
Fidelity VIP Mid Cap Service Class 2                      (840,445)        2,654,076
FTVIPT Franklin Small Cap Value Securities Class 2       1,594,947         2,380,357
FTVIPT Templeton Foreign Securities                     12,372,449        13,580,527
FTVIPT Templeton Foreign Securities Class 2              1,988,541         3,941,358
Goldman Sachs VIT Capital Growth                           344,299           354,907
JPVF Balanced                                            5,160,592         6,909,027
JPVF Capital Growth                                      6,948,711         5,441,078
JPVF Growth                                              2,542,393         2,466,584
JPVF High Yield Bond                                       389,786         1,395,597
JPVF International Equity                                7,785,134        10,050,554
JPVF Mid-Cap Growth                                       (686,748)          686,752
JPVF Mid-Cap Value                                         937,634         4,252,256
JPVF Money Market                                          409,400         2,038,408
JPVF S&P 500 Index                                      22,312,280        26,113,235
JPVF Small Company                                       6,468,208         7,519,356
JPVF Small-Cap Value                                    (1,563,572)        1,968,569
JPVF Strategic Growth                                   11,159,656         8,627,194
JPVF Value                                               4,568,870        12,146,496
JPVF World Growth Stock                                 18,276,413        30,510,024
MFS VIT Research                                         1,701,239         1,530,508
MFS VIT Utilities                                        6,495,936         9,495,759
PIMCO VIT Total Return                                    (895,953)        2,724,847
ProFund VP Asia 30                                       1,217,744         1,777,874
ProFund VP Europe 30                                       184,359           428,531
ProFund VP Financials                                      255,642           601,996
ProFund VP Health Care                                      88,765           108,777
ProFund VP Large-Cap Growth                                 56,306            70,512
ProFund VP Large-Cap Value                                 314,108           367,397
ProFund VP Rising Rates Opportunity                         96,293           133,050
ProFund VP Small-Cap Growth                               (408,656)          184,559
ProFund VP Small-Cap Value                                (161,406)          134,056
ProFund VP Technology                                      (81,624)          214,037
ProFund VP U.S. Government Plus                            (11,673)           10,092
T. Rowe Price Mid-Cap Growth Class II                   (1,692,968)          276,922
Vanguard VIF Mid-Cap Index                               1,359,272         2,843,645
Vanguard VIF REIT Index                                  4,865,809         9,138,094
Vanguard VIF Small Company Growth                       (1,553,089)        1,347,044

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                                                                    AMERICAN
                                                        AMERICAN       AMERICAN       AMERICAN        FUNDS
                                                       CENTURY VP     CENTURY VP    FUNDS GROWTH  GROWTH-INCOME
                                                      INTERNATIONAL  VALUE CLASS 2     CLASS 2       CLASS 2
                                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $11,357,506    $ 8,445,722    $23,008,343   $19,651,267
Changes From Operations:
   - Net investment income (loss)                           67,267         (2,102)         9,192       161,187
   - Net realized gain (loss) on investments               690,622        968,054        313,970       313,930
   - Net change in unrealized appreciation or
     depreciation on investments                           996,202       (650,626)     3,994,152       861,560
                                                       -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       1,754,091        315,326      4,317,314     1,336,677
Changes From Unit Transactions:
   - Contract purchases                                  2,859,636      1,146,726      5,434,113     4,455,098
   - Contract withdrawals                                 (836,689)      (577,939)    (2,410,966)   (1,917,705)
   - Contract transfers                                    158,088       (325,491)     7,395,643     4,133,002
                                                       -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     2,181,035        243,296     10,418,790     6,670,395
                                                       -----------    -----------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  3,935,126        558,622     14,736,104     8,007,072
                                                       -----------    -----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                         15,292,632      9,004,344     37,744,447    27,658,339
Changes From Operations:
   - Net investment income (loss)                          139,867         35,706         31,156       334,872
   - Net realized gain (loss) on investments             1,359,326        824,295      1,412,409     1,043,090
   - Net change in unrealized appreciation or
     depreciation on investments                         1,984,512        888,771      2,240,010     3,308,915
                                                       -----------    -----------    -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     3,483,705      1,748,772      3,683,575     4,686,877
Changes From Unit Transactions:
   - Contract purchases                                  2,985,802      1,316,076      6,406,244     4,777,864
   - Contract withdrawals                               (1,273,233)      (706,862)    (3,541,101)   (2,590,923)
   - Contract transfers                                 (3,005,814)     3,231,154        832,204     7,263,120
                                                       -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    (1,293,245)     3,840,368      3,697,347     9,450,061
                                                       -----------    -----------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  2,190,460      5,589,140      7,380,922    14,136,938
                                                       -----------    -----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                        $17,483,092    $14,593,484    $45,125,369   $41,795,277
                                                       ===========    ===========    ===========   ===========

See accompanying notes.

                                                         DWS VIP
                                                        SMALL CAP
                                                          INDEX        FIDELITY    FIDELITY VIP   FIDELITY VIP  FIDELITY VIP
                                                      SERVICE CLASS   VIP CONTRA   EQUITY-INCOME     GROWTH      HIGH INCOME
                                                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $11,218,321   $ 87,098,143   $44,992,916    $45,522,831   $ 706,277
Changes From Operations:
   - Net investment income (loss)                          (40,224)      (511,555)      395,323       (135,192)     90,044
   - Net realized gain (loss) on investments               635,403      1,613,406     2,327,370       (781,102)    (58,440)
   - Net change in unrealized appreciation or
     depreciation on investments                          (280,364)    12,967,958      (344,479)     3,023,491     (21,270)
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                         314,815     14,069,809     2,378,214      2,107,197      10,334
Changes From Unit Transactions:
   - Contract purchases                                  1,790,881     10,412,467     6,373,615      6,719,143         230
   - Contract withdrawals                                 (796,846)    (7,189,052)   (3,516,391)    (4,037,236)    (32,600)
   - Contract transfers                                   (505,032)     2,354,330    (3,172,525)    (5,551,088)    (72,645)
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                       489,003      5,577,745      (315,301)    (2,869,181)   (105,015)
                                                       -----------   ------------   -----------    -----------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    803,818     19,647,554     2,062,913       (761,984)    (94,681)
                                                       -----------   ------------   -----------    -----------   ---------
NET ASSETS AT DECEMBER 31, 2005                         12,022,139    106,745,697    47,055,829     44,760,847     611,596
Changes From Operations:
   - Net investment income (loss)                          (56,842)       526,603     1,283,344       (186,518)     37,555
   - Net realized gain (loss) on investments               896,375     13,066,307     7,095,983       (374,650)    (51,944)
   - Net change in unrealized appreciation or
     depreciation on investments                         1,239,426     (2,120,212)      384,673      3,118,617      71,130
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     2,078,959     11,472,698     8,764,000      2,557,449      56,741
Changes From Unit Transactions:
   - Contract purchases                                  1,987,558     10,723,705     6,128,357      5,769,671         265
   - Contract withdrawals                               (1,150,450)    (8,024,436)   (3,428,790)    (3,716,565)    (29,517)
   - Contract transfers                                    729,399     (4,093,046)   (6,877,128)    (5,534,867)    (67,729)
                                                       -----------   ------------   -----------    -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     1,566,507     (1,393,777)   (4,177,561)    (3,481,761)    (96,981)
                                                       -----------   ------------   -----------    -----------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  3,645,466     10,078,921     4,586,439       (924,312)    (40,240)
                                                       -----------   ------------   -----------    -----------   ---------
NET ASSETS AT DECEMBER 31, 2006                        $15,667,605   $116,824,618   $51,642,268    $43,836,535   $ 571,356
                                                       ===========   ============   ===========    ===========   =========

                                                       FIDELITY VIP                           FTVIPT           FTVIPT
                                                        INVESTMENT      FIDELITY VIP         FRANKLIN        TEMPLETON
                                                        GRADE BOND         MID CAP        SMALL CAP VALUE     FOREIGN
                                                      SERVICE CLASS 2  SERVICE CLASS 2  SECURITIES CLASS 2   SECURITIES
                                                        SUBACCOUNT       SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                           $ 7,144,156      $ 9,820,888        $ 7,496,427     $71,703,238
Changes From Operations:
   - Net investment income (loss)                           193,646         (121,990)               992         275,850
   - Net realized gain (loss) on investments                152,321          725,211            529,202        (392,466)
   - Net change in unrealized appreciation or
     depreciation on investments                           (234,674)       2,107,547            373,562       6,265,823
                                                        -----------      -----------        -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                          111,293        2,710,768            903,756       6,149,207
Changes From Unit Transactions:
   - Contract purchases                                   2,511,945        2,334,326          1,590,997              --
   - Contract withdrawals                                (1,022,828)      (1,193,942)          (666,858)     (7,863,630)
   - Contract transfers                                   3,621,983        8,429,911          2,912,961              --
                                                        -----------      -----------        -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      5,111,100        9,570,295          3,837,100      (7,863,630)
                                                        -----------      -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   5,222,393       12,281,063          4,740,856      (1,714,423)
                                                        -----------      -----------        -----------     -----------
NET ASSETS AT DECEMBER 31, 2005                          12,366,549       22,101,951         12,237,283      69,988,815
Changes From Operations:
   - Net investment income (loss)                           381,456         (148,177)           (33,024)        357,075
   - Net realized gain (loss) on investments                  2,510        3,642,698            818,434         851,003
   - Net change in unrealized appreciation or
     depreciation on investments                            164,961         (840,445)         1,594,947      12,372,449
                                                        -----------      -----------        -----------     -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS        548,927        2,654,076          2,380,357      13,580,527
Changes From Unit Transactions:
   - Contract purchases                                   3,664,827        3,141,304          1,922,533              --
   - Contract withdrawals                                (1,450,173)      (1,657,066)        (1,087,272)     (5,862,360)
   - Contract transfers                                   2,477,163        1,196,718          5,146,754              --
                                                        -----------      -----------        -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                      4,691,817        2,680,956          5,982,015      (5,862,360)
                                                        -----------      -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   5,240,744        5,335,032          8,362,372       7,718,167
                                                        -----------      -----------        -----------     -----------
NET ASSETS AT DECEMBER 31, 2006                         $17,607,293      $27,436,983        $20,599,655     $77,706,982
                                                        ===========      ===========        ===========     ===========

                                                         FTVIPT
                                                       TEMPLETON     GOLDMAN
                                                        FOREIGN     SACHS VIT
                                                       SECURITIES    CAPITAL       JPVF          JPVF
                                                        CLASS 2      GROWTH      BALANCED   CAPITAL GROWTH
                                                       SUBACCOUNT  SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $14,098,192  $2,370,892  $55,033,441   $161,378,964
Changes From Operations:
   - Net investment income (loss)                         101,167     (17,625)     741,294     (1,086,049)
   - Net realized gain (loss) on investments              212,142      20,693      614,620     (1,682,319)
   - Net change in unrealized appreciation or
     depreciation on investments                        1,385,767      84,521      980,997      8,053,841
                                                      -----------  ----------  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           1,699,076      87,589    2,336,911      5,285,473
Changes From Unit Transactions:
   - Contract purchases                                 4,163,626     854,733    6,165,537     16,092,719
   - Contract withdrawals                                      --    (350,081)  (5,103,224)   (12,389,927)
   - Contract transfers                                        --   1,078,136   (5,626,395)   (19,762,693)
                                                      -----------  ----------  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    4,163,626   1,582,788   (4,564,082)   (16,059,901)
                                                      -----------  ----------  -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 5,862,702   1,670,377   (2,227,171)   (10,774,428)
                                                      -----------  ----------  -----------   ------------
NET ASSETS AT DECEMBER 31, 2005                        19,960,894   4,041,269   52,806,270    150,604,536
Changes From Operations:
   - Net investment income (loss)                         168,908     (26,961)     791,518     (1,254,742)
   - Net realized gain (loss) on investments            1,783,909      37,569      956,917       (252,891)
   - Net change in unrealized appreciation or
     depreciation on investments                        1,988,541     344,299    5,160,592      6,948,711
                                                      -----------  ----------  -----------   ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    3,941,358     354,907    6,909,027      5,441,078
Changes From Unit Transactions:
   - Contract purchases                                        --   1,224,451    5,928,931     14,066,417
   - Contract withdrawals                              (3,009,318)   (480,491)  (4,588,088)   (11,125,995)
   - Contract transfers                                        --      74,861   (2,946,242)   (14,325,433)
                                                      -----------  ----------  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (3,009,318)    818,821   (1,605,399)   (11,385,011)
                                                      -----------  ----------  -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   932,040   1,173,728    5,303,628     (5,943,933)
                                                      -----------  ----------  -----------   ------------
NET ASSETS AT DECEMBER 31, 2006                       $20,892,934  $5,214,997  $58,109,898   $144,660,603
                                                      ===========  ==========  ===========   ============

See accompanying notes.

                                                                       JPVF         JPVF           JPVF
                                                                    HIGH YIELD  INTERNATIONAL    MID-CAP        JPVF
                                                      JPVF GROWTH      BOND        EQUITY         GROWTH    MID-CAP VALUE
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $30,419,075  $16,678,741   $32,996,324   $11,881,089   $24,809,053
Changes From Operations:
   - Net investment income (loss)                        (235,748)     917,993       (94,139)      (90,901)     (201,601)
   - Net realized gain (loss) on investments             (565,196)     141,237       482,936       578,062     3,595,627
   - Net change in unrealized appreciation or
     depreciation on investments                        4,505,811     (924,401)    5,848,939       666,897    (1,242,301)
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           3,704,867      134,829     6,237,736     1,154,058     2,151,725
Changes From Unit Transactions:
   - Contract purchases                                 4,387,638    1,895,062     4,356,428     1,342,113     2,702,361
   - Contract withdrawals                              (2,926,935)  (1,236,656)   (2,624,269)     (817,966)   (1,676,918)
   - Contract transfers                                (3,855,229)  (2,247,974)      533,554      (257,414)   (2,470,883)
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (2,394,526)  (1,589,568)    2,265,713       266,733    (1,445,440)
                                                      -----------  -----------   -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 1,310,341   (1,454,739)    8,503,449     1,420,791       706,285
                                                      -----------  -----------   -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                        31,729,416   15,224,002    41,499,773    13,301,880    25,515,338
Changes From Operations:
   - Net investment income (loss)                        (144,062)     980,665      (349,749)     (104,679)     (221,965)
   - Net realized gain (loss) on investments               68,253       25,146     2,615,169     1,478,179     3,536,587
   - Net change in unrealized appreciation or
     depreciation on investments                        2,542,393      389,786     7,785,134      (686,748)      937,634
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    2,466,584    1,395,597    10,050,554       686,752     4,252,256
Changes From Unit Transactions:
   - Contract purchases                                 3,902,529    1,635,895     4,828,444     1,320,538     2,308,214
   - Contract withdrawals                              (3,007,187)  (1,275,467)   (3,799,169)     (966,810)   (1,813,813)
   - Contract transfers                                (3,723,393)    (980,713)    5,722,817    (2,326,134)   (1,142,288)
                                                      -----------  -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (2,828,051)    (620,285)    6,752,092    (1,972,406)     (647,887)
                                                      -----------  -----------   -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  (361,467)     775,312    16,802,646    (1,285,654)    3,604,369
                                                      -----------  -----------   -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                       $31,367,949  $15,999,314   $58,302,419   $12,016,226   $29,119,707
                                                      ===========  ===========   ===========   ===========   ===========

                                                                                       JPVF         JPVF
                                                          JPVF          JPVF           SMALL     SMALL-CAP
                                                      MONEY MARKET  S&P 500 INDEX     COMPANY      VALUE
                                                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
-----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $39,988,097   $189,867,113  $62,507,310  $27,222,102
Changes From Operations:
   - Net investment income (loss)                          (29,038)     1,650,200     (521,593)    (201,341)
   - Net realized gain (loss) on investments               278,681       (173,174)    (327,919)   3,263,700
   - Net change in unrealized appreciation or
     depreciation on investments                           624,774      5,740,329    7,136,869   (1,975,208)
                                                       -----------   ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                              874,417      7,217,355    6,287,357    1,087,151
Changes From Unit Transactions:
   - Contract purchases                                 12,590,116     24,079,016    5,937,873    3,587,803
   - Contract withdrawals                               (4,477,990)   (14,812,714)  (4,959,467)  (1,525,212)
   - Contract transfers                                 (8,120,833)   (15,923,901)  (5,153,931)  (4,248,459)
                                                       -----------   ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                        (8,707)    (6,657,599)  (4,175,525)  (2,185,868)
                                                       -----------   ------------  -----------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    865,710        559,756    2,111,832   (1,098,717)
                                                       -----------   ------------  -----------  -----------
NET ASSETS AT DECEMBER 31, 2005                         40,853,807    190,426,869   64,619,142   26,123,385
Changes From Operations:
   - Net investment income (loss)                          860,842      1,540,367     (576,759)    (199,837)
   - Net realized gain (loss) on investments               768,166      2,260,588    1,627,907    3,731,978
   - Net change in unrealized appreciation or
     depreciation on investments                           409,400     22,312,280    6,468,208   (1,563,572)
                                                       -----------   ------------  -----------  -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     2,038,408     26,113,235    7,519,356    1,968,569
Changes From Unit Transactions:
   - Contract purchases                                 11,383,376     22,654,137    5,246,020    3,118,162
   - Contract withdrawals                               (4,635,027)   (15,672,364)  (5,344,648)  (1,615,313)
   - Contract transfers                                  3,017,519    (29,080,384)  (6,798,177)  (7,926,997)
                                                       -----------   ------------  -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     9,765,868    (22,098,611)  (6,896,805)  (6,424,148)
                                                       -----------   ------------  -----------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 11,804,276      4,014,624      622,551   (4,455,579)
                                                       -----------   ------------  -----------  -----------
NET ASSETS AT DECEMBER 31, 2006                        $52,658,083   $194,441,493  $65,241,693  $21,667,806
                                                       ===========   ============  ===========  ===========

                                                          JPVF
                                                        STRATEGIC                  JPVF WORLD      MFS VIT
                                                         GROWTH      JPVF VALUE   GROWTH STOCK    RESEARCH
                                                       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $77,440,247   $69,609,453  $118,519,113   $17,528,479
Changes From Operations:
   - Net investment income (loss)                        (270,018)      286,033       679,668       (57,845)
   - Net realized gain (loss) on investments           (3,507,278)    1,779,698     4,391,961      (290,258)
   - Net change in unrealized appreciation or
     depreciation on investments                        7,547,616     2,791,131     3,994,101     1,488,668
                                                      -----------   -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           3,770,320     4,856,862     9,065,730     1,140,565
Changes From Unit Transactions:
   - Contract purchases                                 8,726,690     7,155,747     9,213,605     2,268,815
   - Contract withdrawals                              (6,156,306)   (5,551,203)   (9,167,188)   (1,461,692)
   - Contract transfers                                (9,759,373)   (6,291,597)   (4,869,561)   (2,171,545)
                                                      -----------   -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (7,188,989)   (4,687,053)   (4,823,144)   (1,364,422)
                                                      -----------   -----------  ------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                (3,418,669)      169,809     4,242,586      (223,857)
                                                      -----------   -----------  ------------   -----------
NET ASSETS AT DECEMBER 31, 2005                        74,021,578    69,779,262   122,761,699    17,304,622
Changes From Operations:
   - Net investment income (loss)                        (464,626)      253,731       679,792       (51,940)
   - Net realized gain (loss) on investments           (2,067,836)    7,323,895    11,553,819      (118,791)
   - Net change in unrealized appreciation or
     depreciation on investments                       11,159,656     4,568,870    18,276,413     1,701,239
                                                      -----------   -----------  ------------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    8,627,194    12,146,496    30,510,024     1,530,508
Changes From Unit Transactions:
   - Contract purchases                                 7,643,283     6,284,101     9,347,476     1,843,207
   - Contract withdrawals                              (5,616,889)   (5,464,210)   (9,696,023)   (1,595,265)
   - Contract transfers                                (8,457,732)   (7,987,581)    2,210,956    (1,890,579)
                                                      -----------   -----------  ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                   (6,431,338)   (7,167,690)    1,862,409    (1,642,637)
                                                      -----------   -----------  ------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 2,195,856     4,978,806    32,372,433      (112,129)
                                                      -----------   -----------  ------------   -----------
NET ASSETS AT DECEMBER 31, 2006                       $76,217,434   $74,758,068  $155,134,132   $17,192,493
                                                      ===========   ===========  ============   ===========

See accompanying notes.

                                                        MFS VIT      PIMCO VIT   PROFUND VP  PROFUND VP  PROFUND VP
                                                       UTILITIES   TOTAL RETURN    ASIA 30    EUROPE 30  FINANCIALS
                                                       SUBACCOUNT   SUBACCOUNT   SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $25,854,073   $77,202,648  $  588,332  $  318,019  $3,107,729
Changes From Operations:
   - Net investment income (loss)                         (64,978)    2,213,458      (9,852)     (4,592)         (7)
   - Net realized gain (loss) on investments            1,411,941     1,506,532      41,148      94,097      65,903
   - Net change in unrealized appreciation or
     depreciation on investments                        2,883,766    (2,334,980)    284,703     (22,552)     33,909
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                           4,230,729     1,385,010     315,999      66,953      99,805
Changes From Unit Transactions:
   - Contract purchases                                 3,566,463    14,948,850     286,834     151,431     279,641
   - Contract withdrawals                              (2,702,376)   (6,383,756)   (124,585)    (89,913)   (163,070)
   - Contract transfers                                   268,214    (1,535,670)  3,636,254     865,568     (78,423)
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    1,132,301     7,029,424   3,798,503     927,086      38,148
                                                      -----------   -----------  ----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 5,363,030     8,414,434   4,114,502     994,039     137,953
                                                      -----------   -----------  ----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 2005                        31,217,103    85,617,082   4,702,834   1,312,058   3,245,682
Changes From Operations:
   - Net investment income (loss)                         396,011     3,264,014     (21,255)     (9,188)    (12,179)
   - Net realized gain (loss) on investments            2,603,812       356,786     581,385     253,360     358,533
   - Net change in unrealized appreciation or
     depreciation on investments                        6,495,936      (895,953)  1,217,744     184,359     255,642
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS    9,495,759     2,724,847   1,777,874     428,531     601,996
Changes From Unit Transactions:
   - Contract purchases                                 3,762,669    13,826,195     796,787     350,310     268,391
   - Contract withdrawals                              (2,907,106)   (6,947,928)   (425,607)   (198,096)   (210,437)
   - Contract transfers                                   230,133    (3,706,828)  1,879,336     501,819     205,311
                                                      -----------   -----------  ----------  ----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    1,085,696     3,171,439   2,250,516     654,033     263,265
                                                      -----------   -----------  ----------  ----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                10,581,455     5,896,286   4,028,390   1,082,564     865,261
                                                      -----------   -----------  ----------  ----------  ----------
NET ASSETS AT DECEMBER 31, 2006                       $41,798,558   $91,513,368  $8,731,224  $2,394,622  $4,110,943
                                                      ===========   ===========  ==========  ==========  ==========

                                                                    PROFUND VP   PROFUND VP   PROFUND VP
                                                      PROFUND VP     LARGE-CAP    LARGE-CAP  RISING RATES
                                                      HEALTH CARE     GROWTH        VALUE     OPPORTUNITY
                                                      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
---------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $2,550,549     $396,371   $  362,056    $1,684,328
Changes From Operations:
   - Net investment income (loss)                        (31,435)      (5,865)      (6,366)      (16,040)
   - Net realized gain (loss) on investments             161,150       12,320       61,648      (279,086)
   - Net change in unrealized appreciation or
     depreciation on investments                         116,532       (2,937)      24,417        60,931
                                                      ----------     --------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                            246,247        3,518       79,699      (234,195)
Changes From Unit Transactions:
   - Contract purchases                                  563,610       72,809      145,133       130,806
   - Contract withdrawals                               (301,978)     (53,125)     (79,623)     (160,279)
   - Contract transfers                                  (66,725)     (31,341)     274,391       142,404
                                                      ----------     --------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                     194,907      (11,657)     339,901       112,931
                                                      ----------     --------   ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  441,154       (8,139)     419,600      (121,264)
                                                      ----------     --------   ----------    ----------
NET ASSETS AT DECEMBER 31, 2005                        2,991,703      388,232      781,656     1,563,064
Changes From Operations:
   - Net investment income (loss)                        (23,777)      (4,736)     (12,091)       14,310
   - Net realized gain (loss) on investments              43,789       18,942       65,380        22,447
   - Net change in unrealized appreciation or
     depreciation on investments                          88,765       56,306      314,108        96,293
                                                      ----------     --------   ----------    ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     108,777       70,512      367,397       133,050
Changes From Unit Transactions:
   - Contract purchases                                  517,593       80,415      165,712       117,058
   - Contract withdrawals                               (228,393)     (43,933)    (110,537)     (119,074)
   - Contract transfers                                 (530,281)     425,000    2,929,051      (274,606)
                                                      ----------     --------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   UNIT TRANSACTIONS                                    (241,081)     461,482    2,984,226      (276,622)
                                                      ----------     --------   ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (132,304)     531,994    3,351,623      (143,572)
                                                      ----------     --------   ----------    ----------
NET ASSETS AT DECEMBER 31, 2006                       $2,859,399     $920,226   $4,133,279    $1,419,492
                                                      ==========     ========   ==========    ==========

                                                                                            PROFUND VP
                                                      PROFUND VP  PROFUND VP                   U.S.
                                                       SMALL-CAP   SMALL-CAP   PROFUND VP   GOVERNMENT
                                                        GROWTH       VALUE     TECHNOLOGY      PLUS
                                                      SUBACCOUNT  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                         $2,175,777  $3,490,953  $ 4,204,610  $  207,093
Changes From Operations:
   - Net investment income (loss)                        (17,661)     (9,428)     (16,424)     10,029
   - Net realized gain (loss) on investments              27,952    (269,213)     216,238      12,029
   - Net change in unrealized appreciation or
     depreciation on investments                          55,784     155,207     (259,321)     (2,570)
                                                      ----------  ----------  -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                        66,075    (123,434)     (59,507)     19,488
Changes From Unit Transactions:
   - Contract purchases                                  219,557     154,249      541,343     130,485
   - Contract withdrawals                               (173,599)    (91,096)    (323,674)    (92,656)
   - Contract transfers                                 (249,344) (2,727,357)    (273,954)    594,115
                                                      ----------  ----------  -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (203,386) (2,664,204)     (56,285)    631,944
                                                      ----------  ----------  -----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (137,311) (2,787,638)    (115,792)    651,432
                                                      ----------  ----------  -----------  ----------
NET ASSETS AT DECEMBER 31, 2005                        2,038,466     703,315    4,088,818     858,525
Changes From Operations:
   - Net investment income (loss)                        (20,300)    (14,447)     (28,315)     30,358
   - Net realized gain (loss) on investments             613,515     309,909      323,976      (8,593)
   - Net change in unrealized appreciation or
     depreciation on investments                        (408,656)   (161,406)     (81,624)    (11,673)
                                                      ----------  ----------  -----------  ----------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                            184,559     134,056      214,037      10,092
Changes From Unit Transactions:
   - Contract purchases                                  253,135     155,143      528,701     208,743
   - Contract withdrawals                               (168,669)   (114,985)    (331,555)   (100,039)
   - Contract transfers                                 (231,194)    578,995   (1,029,782)    397,426
                                                      ----------  ----------  -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (146,728)    619,153     (832,636)    506,130
                                                      ----------  ----------  -----------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   37,831     753,209     (618,599)    516,222
                                                      ----------  ----------  -----------  ----------
NET ASSETS AT DECEMBER 31, 2006                       $2,076,297  $1,456,524  $ 3,470,219  $1,374,747
                                                      ==========  ==========  ===========  ==========

See accompanying notes.

                                                      T. ROWE PRICE                               VANGUARD VIF
                                                         MID-CAP                                      SMALL
                                                         GROWTH      VANGUARD VIF   VANGUARD VIF     COMPANY
                                                        CLASS II     MID-CAP INDEX   REIT INDEX      GROWTH
                                                       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                          $10,534,991    $17,761,341   $22,658,036   $14,144,688
Changes From Operations:
   - Net investment income (loss)                          (71,504)        40,968       453,345      (114,591)
   - Net realized gain (loss) on investments             1,211,904        817,734     2,406,452       984,569
   - Net change in unrealized appreciation or
     depreciation on investments                            62,357      1,303,037      (347,886)      (19,666)
                                                       -----------    -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                       1,202,757      2,161,739     2,511,911       850,312
Changes From Unit Transactions:
   - Contract purchases                                  1,763,465      2,918,747     3,681,924     2,691,363
   - Contract withdrawals                                 (638,629)    (1,406,762)   (2,097,603)     (993,496)
   - Contract transfers                                 (2,852,573)    (1,015,199)      170,025       298,511
                                                       -----------    -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (1,727,737)       496,786     1,754,346     1,996,378
                                                       -----------    -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                   (524,980)     2,658,525     4,266,257     2,846,690
                                                       -----------    -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                         10,010,011     20,419,866    26,924,293    16,991,378
Changes From Operations:
   - Net investment income (loss)                          (68,014)        53,268       441,607       (76,089)
   - Net realized gain (loss) on investments             2,037,904      1,431,105     3,830,678     2,976,222
   - Net change in unrealized appreciation or
     depreciation on investments                        (1,692,968)     1,359,272     4,865,809    (1,553,089)
                                                       -----------    -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                              276,922      2,843,645     9,138,094     1,347,044
Changes From Unit Transactions:
   - Contract purchases                                  1,448,866      3,115,595     4,057,701     2,770,879
   - Contract withdrawals                                 (625,435)    (1,755,329)   (2,728,654)   (1,126,121)
   - Contract transfers                                 (4,816,185)     1,757,550       418,379    (1,498,641)
                                                       -----------    -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (3,992,754)     3,117,816     1,747,426       146,117
                                                       -----------    -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 (3,715,832)     5,961,461    10,885,520     1,493,161
                                                       -----------    -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                        $ 6,294,179    $26,381,327   $37,809,813   $18,484,539
                                                       ===========    ===========   ===========   ===========

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: JPF Separate Account A (the Variable Account) is a segregated investment account of Jefferson-Pilot Financial Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The Variable Account consists of seven products as follows:

Ensemble I      Ensemble Accumulator
Ensemble II     Ensemble Protector
Ensemble III    Ensemble Exec 2006
Ensemble Exec

The assets of the Variable Account are owned by the Company. The portion of Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of the Company.

During 2007, Jefferson-Pilot Financial Insurance Company will merge into The Lincoln National Life Insurance Company. Pursuant to the merger, the segregated investment account, JPF Separate Account A, will be transferred to The Lincoln National Life Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, JPF Separate Account A.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of forty-seven mutual funds (the Funds) of twelve diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP International Portfolio
   American Century VP Value Class 2 Portfolio

American Funds Insurance Series (American Funds):
   American Funds Growth Class 2 Fund
   American Funds Growth-Income Class 2 Fund

DWS Scudder Investments VIT Funds (DWS VIP):
   DWS VIP Small Cap Index Service Class Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Contrafund Portfolio
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Growth Portfolio
   Fidelity VIP High Income Portfolio
   Fidelity VIP Investment Grade Bond Service Class 2 Portfolio
   Fidelity VIP Mid Cap Service Class 2 Portfolio

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
   FTVIPT Franklin Small Cap Value Securities Class 2 Fund
   FTVIPT Templeton Foreign Securities Fund
   FTVIPT Templeton Foreign Securities Class 2 Fund

Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT):
   Goldman Sachs VIT Capital Growth Fund

Jefferson-Pilot Variable Fund (JPVF)*:
   JPVF Balanced Fund
   JPVF Capital Growth Fund
   JPVF Growth Fund
   JPVF High Yield Bond Fund
   JPVF International Equity Fund
   JPVF Mid-Cap Growth Fund
   JPVF Mid-Cap Value Fund
   JPVF Money Market Fund
   JPVF S&P 500 Index Fund
   JPVF Small Company Fund
   JPVF Small-Cap Value Fund
   JPVF Strategic Growth Fund
   JPVF Value Fund
   JPVF World Growth Stock Fund

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Research Series
   MFS VIT Utilities Series

PIMCO Advisors VIT (PIMCO VIT):
   PIMCO VIT Total Return Portfolio

ProFunds VP (ProFund VP):
   ProFund VP Asia 30 Fund
   ProFund VP Europe 30 Fund
   ProFund VP Financials Fund
   ProFund VP Health Care Fund
   ProFund VP Large-Cap Growth Fund
   ProFund VP Large-Cap Value Fund
   ProFund VP Rising Rates Opportunity Fund
   ProFund VP Small-Cap Growth Fund
   ProFund VP Small-Cap Value Fund
   ProFund VP Technology Fund
   ProFund VP U.S. Government Plus Fund

T. Rowe Price International Series, Inc. (T. Rowe Price):
   T. Rowe Price Mid-Cap Growth Class II Portfolio

*  Denotes an affiliate of Jefferson-Pilot Financial Insurance Company

Vanguard Variable Insurance Fund (Vanguard VIF):

   Vanguard VIF Mid-Cap Index Portfolio
   Vanguard VIF REIT Index Portfolio
   Vanguard VIF Small Company Growth Portfolio

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Investment transactions are accounted for on a trade date-basis. The cost of investments sold is determined by the average-cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations. The rates are as follows for the seven policy types within the Variable Account:

-    Ensemble I - annual rate of .60%.

-    Ensemble II - annual rate of .90%.

- Ensemble III - annual rate of .60% for policy years one through twenty-five and .10% thereafter.

- Ensemble Exec - annual rate of .60% for policy years one through twenty-five and .40% thereafter.

- Ensemble Accumulator - annual rate of .60% for policy years one through ten, .48% for policy years eleven through twenty-five and .36% thereafter.

- Ensemble Protector - annual rate of .60% for policy years one through fifteen and .10% thereafter.

- Ensemble Exec 2006 - annual rate of .50% for policy years one through twenty-five and .10% thereafter.

Prior to the allocation of premiums to the Variable Account, the Company deducts a premium load, based on product, to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the Company. Refer to the product prospectuses for the applicable rate. The premium loads for the years ended December 31, 2006 and 2005 amounted to $5,055,022 and $5,170,121, respectively.

The Company may charge a monthly administrative fee for items such as premium billings and collection, policy value calculation, confirmations and periodic reports. Refer to the product prospectus for the applicable administrative fee rates. No administrative fees were assessed for the years ended December 31, 2006 and 2005.

The Company assumes responsibility for providing the insurance benefit included in the policy. The Company charges a monthly deduction for the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of the Company and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2006 and 2005 amounted to $101,672,213 and $101,314,385, respectively.

Under certain circumstances, the Company reserves the right to charge a transfer fee, refer to the product prospectus for applicable rates. Transfer charges for the years ended December 31, 2006 and 2005 amounted to $250 and $425, respectively.

The Company, upon full surrender of a policy, may charge a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. There were no full surrender charges or partial surrender administrative charges paid to the Company attributable to the variable subaccounts for the years ended December 31, 2006 and 2005.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2006 follows.

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INTERNATIONAL
            2006                  0.50%   0.90%    $12.96    $15.70   1,320,866    $ 17,483,092     23.90%     24.28%      1.53%
            2005                  0.60%   0.90%     10.43     10.52   1,453,147      15,292,632     12.24%     12.58%      1.23%
            2004                  0.60%   0.90%      9.26      9.38   1,217,772      11,357,506     13.89%     14.24%      0.54%
            2003                  0.60%   0.90%      8.11      8.23     949,887       7,762,600     23.40%     23.77%      0.58%
            2002                  0.60%   0.90%      6.55      6.67     475,379       3,145,298    -21.09%    -20.85%      0.56%
AMERICAN CENTURY VP VALUE CLASS 2
            2006                  0.50%   0.90%     13.28     15.37     970,971      14,593,484     17.40%     17.75%      1.14%
            2005                  0.60%   0.90%     11.28     12.95     697,232       9,004,344      3.92%      4.23%      0.77%
            2004                  0.60%   0.90%     10.82     12.46     677,274       8,445,722      8.23%     13.15%      0.87%
            2003                  0.60%   0.90%     11.01     11.04     363,031       4,000,478     27.66%     28.04%      0.75%
            2002     5/2/02       0.60%   0.90%      8.62      8.63     204,490       1,763,617    -13.80%    -13.73%      0.00%
AMERICAN FUNDS GROWTH CLASS 2
            2006                  0.50%   0.90%     13.66     17.56   2,670,413      45,125,369      9.23%      9.56%      0.84%
            2005                  0.60%   0.90%     12.47     16.08   2,403,567      37,744,447     15.15%     15.50%      0.81%
            2004                  0.60%   0.90%     10.79     13.96   1,666,997      23,008,343      7.95%     11.49%      0.22%
            2003     5/1/03       0.60%   0.90%     12.31     12.52     716,475       8,925,429     23.13%     25.23%      0.22%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                  0.50%   0.90%     12.81     16.41   2,623,675      41,795,277     14.17%     14.51%      1.78%
            2005                  0.60%   0.90%     11.19     14.29   1,972,826      27,658,339      4.89%      5.20%      1.45%
            2004                  0.60%   0.90%     10.64     13.63   1,452,395      19,651,267      6.37%      9.38%      1.08%
            2003     5/5/03       0.60%   0.90%     12.42     12.46     651,776       8,110,507     24.17%     24.58%      1.89%
DWS VIP SMALL CAP INDEX SERVICE CLASS
            2006                  0.50%   0.90%     13.78     15.32   1,035,000      15,667,605     16.14%     16.49%      0.36%
            2005                  0.60%   0.90%     11.83     13.08     921,108      12,022,139      3.06%      3.37%      0.39%
            2004                  0.60%   0.90%     11.45     12.69     883,804      11,218,321     14.45%     16.42%      0.19%
            2003                  0.60%   0.90%     10.90     10.90     666,319       7,261,255     44.75%     45.18%      0.43%
            2002     5/1/02       0.60%   0.90%      7.51      7.53     231,644       1,742,050    -24.95%    -24.70%      2.30%
FIDELITY VIP CONTRA
            2006                  0.50%   0.90%     14.22     29.43   5,119,960     116,824,618     10.71%     11.05%      1.31%
            2005                  0.60%   0.90%     12.81     26.58   4,878,185     106,745,697     15.89%     16.24%      0.28%
            2004                  0.60%   0.90%     11.02     22.93   4,474,851      87,098,143     10.18%     14.44%      0.33%
            2003                  0.60%   0.90%      9.83     20.04   4,425,715      77,334,074     27.31%     27.70%      0.47%
            2002                  0.60%   0.90%      7.70     15.74   4,560,592      63,952,713    -10.16%     -9.89%      0.81%
FIDELITY VIP EQUITY-INCOME
            2006                  0.50%   0.90%     13.63     17.65   3,123,113      51,642,268     19.11%     19.47%      3.33%
            2005                  0.60%   0.90%     11.41     14.82   3,391,864      47,055,829      4.92%      5.23%      1.63%
            2004                  0.60%   0.90%     10.84     14.12   3,379,138      44,992,916      8.45%     10.53%      1.49%
            2003                  0.60%   0.90%     10.96     12.78   3,193,749      38,655,590     29.16%     29.55%      1.70%
            2002                  0.60%   0.90%      8.46      9.89   3,108,627      29,393,633    -17.69%    -17.44%      1.56%
FIDELITY VIP GROWTH
            2006                  0.50%   0.90%      7.86     14.24   3,839,620      43,836,535      5.89%      6.21%      0.39%
            2005                  0.60%   0.90%      7.40     13.45   4,113,283      44,760,847      4.85%      5.17%      0.50%
            2004                  0.60%   0.90%      7.03     12.83   4,350,609      45,522,831      2.45%      2.76%      0.27%
            2003                  0.60%   0.90%      6.85     12.52   4,543,546      47,027,325     31.66%     32.05%      0.26%
            2002                  0.60%   0.90%      5.18      9.51   4,319,283      34,255,548    -30.73%    -30.52%      0.25%
FIDELITY VIP HIGH INCOME
            2006                  0.90%   0.90%     13.50     13.50      42,316         571,356     10.24%     10.24%      7.33%
            2005                  0.90%   0.90%     12.25     12.25      49,933         611,596      1.78%      1.78%     14.73%
            2004                  0.90%   0.90%     12.03     12.03      58,696         706,277      8.61%      8.61%      8.29%
            2003                  0.90%   0.90%     11.08     11.08      64,132         710,538     26.13%     26.13%      7.90%
            2002                  0.90%   0.90%      8.79      8.79      81,325         714,390      2.52%      2.52%     11.54%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE BOND SERVICE CLASS 2
            2006                  0.50%    0.90%   $10.79    $11.04    1,610,125   $ 17,607,293      3.20%      3.51%     3.30%
            2005                  0.60%    0.90%    10.42     10.50    1,170,182     12,366,549      0.98%      1.29%     2.67%
            2004                  0.60%    0.90%    10.29     10.40      683,485      7,144,156      2.90%      3.25%     2.31%
            2003     5/5/03       0.60%    0.90%    10.07     10.16      303,389      3,063,016      0.70%      1.64%     0.00%
FIDELITY VIP MID CAP SERVICE CLASS 2
            2006                  0.50%    0.90%    15.71     22.16    1,295,375     27,436,983     11.39%     11.73%     0.17%
            2005                  0.60%    0.90%    14.06     19.68    1,144,285     22,101,951     16.96%     17.31%     0.00%
            2004                  0.60%    0.90%    11.99     16.82      588,025      9,820,888     19.86%     23.54%     0.00%
            2003     5/7/03       0.60%    0.90%    13.62     13.64       86,905      1,183,699     36.17%     36.44%     0.00%
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES CLASS 2
            2006                  0.50%    0.90%    14.34     20.12    1,071,974     20,599,655     15.93%     16.28%     0.59%
            2005                  0.60%    0.90%    12.33     17.17      729,097     12,237,283      7.79%      8.12%     0.83%
            2004                  0.60%    0.90%    11.40     15.93      472,827      7,496,427     14.05%     22.63%     0.15%
            2003     5/8/03       0.60%    0.90%    12.99     13.01      145,404      1,888,867     29.87%     30.12%     0.03%
FTVIPT TEMPLETON FOREIGN SECURITIES
            2006                  0.90%    0.90%    27.43     27.43    2,832,931     77,706,982     20.60%     20.60%     1.40%
            2005                  0.90%    0.90%    22.74     22.74    3,077,279     69,988,815      9.49%      9.49%     1.29%
            2004                  0.90%    0.90%    20.77     20.77    3,452,074     71,703,238     17.81%     17.81%     1.17%
            2003                  0.90%    0.90%    17.63     17.63    3,450,017     60,831,174     31.37%     31.37%     1.88%
            2002                  0.90%    0.90%    13.42     13.42    3,625,960     48,668,447    -19.14%    -19.14%     1.81%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
            2006                  0.50%    0.60%    13.48     15.19    1,520,732     20,892,934     20.72%     20.72%     1.35%
            2005                  0.60%    0.60%    11.17     12.58    1,772,889     19,960,894      9.51%      9.51%     1.18%
            2004                  0.60%    0.60%    10.20     11.49    1,379,373     14,098,192     17.82%     17.82%     1.09%
            2003                  0.60%    0.60%     8.66      8.66    1,090,662      9,439,502    -31.42%     31.42%     1.66%
            2002                  0.60%    0.60%     6.59      6.59      651,617      4,291,245    -19.05%    -19.05%     1.47%
GOLDMAN SACHS VIT CAPITAL GROWTH
            2006                  0.50%    0.90%     9.09     11.90      541,217      5,214,997      7.58%      7.91%     0.14%
            2005                  0.60%    0.90%     8.45     11.03      461,062      4,041,269      2.02%      2.33%     0.18%
            2004                  0.60%    0.90%     8.28     10.77      280,319      2,370,892      7.77%      8.11%     0.86%
            2003    12/19/03      0.60%    0.90%     7.66      7.83      221,131      1,710,231      2.21%      2.22%     0.00%
JPVF BALANCED
            2006                  0.50%    0.90%    12.93     31.17    2,596,257     58,109,898     13.27%     13.61%     2.28%
            2005                  0.60%    0.90%    11.38     27.52    2,588,792     52,806,270      4.43%      4.74%     2.21%
            2004                  0.60%    0.90%    10.87     26.35    2,713,410     55,033,441      8.63%      8.68%     1.74%
            2003                  0.60%    0.90%    10.14     24.26    2,883,654     53,834,454     13.02%     13.35%     2.22%
            2002                  0.60%    0.90%     8.94     21.46    2,779,756     46,959,548     -7.20%     -6.92%     2.54%
JPVF CAPITAL GROWTH
            2006                  0.50%    0.90%     6.59     39.84    5,627,722    144,660,603      3.85%      4.17%     0.00%
            2005                  0.60%    0.90%     6.33     38.36    5,965,607    150,604,536      3.84%      4.15%     0.13%
            2004                  0.60%    0.90%     6.08     36.94    6,433,343    161,378,964      8.49%      8.82%     0.00%
            2003                  0.60%    0.90%     5.59     34.06    6,702,718    160,830,914     25.84%     26.22%     0.00%
            2002                  0.60%    0.90%     4.43     27.06    7,247,702    140,732,138    -31.73%    -31.53%     0.00%
JPVF GROWTH
            2006                  0.50%    0.90%     7.45     18.50    2,570,798     31,367,949      8.11%      8.44%     0.34%
            2005                  0.60%    0.90%     6.87     17.11    2,758,008     31,729,416     12.93%     13.27%     0.00%
            2004                  0.60%    0.90%     6.06     15.15    2,923,050     30,419,075     10.83%     11.16%     0.00%
            2003                  0.60%    0.90%     5.46     13.67    3,077,588     30,198,120     29.68%     30.07%     0.00%
            2002                  0.60%    0.90%     4.19     10.54    2,958,576     22,614,163    -26.20%    -25.97%     0.00%
JPVF HIGH YIELD BOND
            2006                  0.50%    0.90%    11.54     13.82    1,167,122     15,999,314      9.34%      9.67%     7.15%
            2005                  0.60%    0.90%    10.52     12.64    1,213,241     15,224,002      0.84%      1.14%     6.74%
            2004                  0.60%    0.90%    10.40     12.54    1,338,115     16,678,741      4.00%      8.08%     6.59%
            2003                  0.60%    0.90%    11.34     11.60    1,291,037     14,902,632     18.45%     18.80%     5.71%
            2002                  0.60%    0.90%     9.55      9.79    1,156,513     11,283,484      1.21%      1.51%     0.04%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
JPVF INTERNATIONAL EQUITY
            2006                  0.50%    0.90%   $10.37    $17.04    4,393,541   $ 58,302,419     22.85%     23.22%     0.07%
            2005                  0.60%    0.90%     8.42     12.77    3,677,653     41,499,773     18.39%     18.74%     0.53%
            2004                  0.60%    0.90%     7.09     10.79    3,445,009     32,996,324     15.96%     16.32%     0.26%
            2003                  0.60%    0.90%     6.09      9.30    3,209,651     26,783,350     30.20%     30.59%     1.22%
            2002                  0.60%    0.90%     4.67      7.14    3,121,810     20,486,092    -23.48%    -23.25%     0.00%
JPVF MID-CAP GROWTH
            2006                  0.50%    0.90%    11.18     14.54    1,056,346     12,016,226      5.76%      6.08%     0.00%
            2005                  0.60%    0.90%    10.57     13.71    1,246,272     13,301,880     11.27%     11.60%     0.00%
            2004                  0.60%    0.90%     9.50      9.75    1,242,151     11,881,089     10.84%     11.17%     0.00%
            2003                  0.60%    0.90%     8.57      8.77    1,598,155     13,757,607     48.25%     48.70%     0.00%
            2002                  0.60%    0.90%     5.78      5.90      919,287      5,339,459    -32.23%    -32.03%     0.00%
JPVF MID-CAP VALUE
            2006                  0.50%    0.90%    14.15     17.72    1,672,078     29,119,707     16.63%     16.98%     0.00%
            2005                  0.60%    0.90%    12.10     14.98    1,705,660     25,515,338      9.03%      9.36%     0.00%
            2004                  0.60%    0.90%    11.06     13.74    1,805,126     24,809,053     10.62%     14.77%     0.00%
            2003                  0.60%    0.90%    11.97     12.03    1,918,262     22,988,281     41.86%     42.28%     0.00%
            2002                  0.60%    0.90%     8.44      8.46    1,593,105     13,450,053    -14.43%    -14.18%     0.00%
JPVF MONEY MARKET
            2006                  0.50%    0.90%    10.65     21.66    3,370,417     52,658,083      3.69%      4.00%     2.37%
            2005                  0.60%    0.90%    10.24     19.68    2,866,877     40,853,807      1.81%      2.11%     0.70%
            2004                  0.60%    0.90%    10.02     19.33    2,822,991     39,988,097     -0.12%      0.26%     0.72%
            2003                  0.60%    0.90%    10.69     19.36    2,731,516     40,150,581     -0.31%     -0.01%     1.31%
            2002                  0.60%    0.90%    10.69     19.42    3,151,237     47,079,027      0.32%      0.62%     2.45%
JPVF S&P 500 INDEX
            2006                  0.50%    0.90%    10.14     22.68   12,734,823    194,441,493     14.48%     14.83%     1.57%
            2005                  0.60%    0.90%     8.83     19.81   14,419,597    190,426,869      3.76%      4.07%     1.65%
            2004                  0.60%    0.90%     8.49     19.09   14,554,731    189,867,113      9.56%      9.89%     1.21%
            2003                  0.60%    0.90%     7.72     17.42   13,907,611    170,963,193     27.15%     27.53%     1.22%
            2002                  0.60%    0.90%     6.06     13.70   12,652,011    130,070,556    -23.03%    -22.80%     1.09%
JPVF SMALL COMPANY
            2006                  0.50%    0.90%    11.30     45.72    1,865,446     65,241,693     12.06%     12.40%     0.00%
            2005                  0.60%    0.90%    10.06     38.45    2,024,088     64,619,142     10.96%     11.30%     0.00%
            2004                  0.60%    0.90%     9.04     34.65    2,153,002     62,507,310      5.26%      5.57%     0.00%
            2003                  0.60%    0.90%     8.56     32.92    2,365,225     67,002,198     39.07%     39.49%     0.00%
            2002                  0.60%    0.90%     6.14     23.67    2,309,825     48,317,341    -29.59%    -29.38%     0.00%
JPVF SMALL-CAP VALUE
            2006                  0.50%    0.90%    12.36     17.43    1,270,288     21,667,806      9.28%      9.61%     0.00%
            2005                  0.60%    0.90%    11.28     15.95    1,670,800     26,123,385      4.16%      4.48%     0.00%
            2004                  0.60%    0.90%    10.79     15.31    1,806,777     27,222,102      7.92%     18.70%     0.00%
            2003                  0.60%    0.90%    12.35     12.90    1,779,518     22,667,575     34.57%     34.98%     0.00%
            2002                  0.60%    0.90%     9.15      9.59    1,489,673     14,137,290    -13.42%    -13.16%     0.00%
JPVF STRATEGIC GROWTH
            2006                  0.60%    0.90%     6.40     24.19    4,393,834     76,217,434     12.31%     12.65%     0.23%
            2005                  0.60%    0.90%     5.68     21.54    4,769,545     74,021,578      5.34%      5.66%     0.48%
            2004                  0.60%    0.90%     5.38     20.44    5,094,789     77,440,247      8.68%      9.01%     0.00%
            2003                  0.60%    0.90%     4.93     18.81    5,225,491     75,404,405     30.82%     31.21%     0.00%
            2002                  0.60%    0.90%     3.76     14.38    5,484,089     62,159,783    -34.44%    -34.24%     0.00%
JPVF VALUE
            2006                  0.50%    0.90%    13.91     43.74    2,362,768     74,758,068     18.58%     18.94%     1.20%
            2005                  0.60%    0.90%    11.70     36.88    2,542,666     69,779,262      7.02%      7.34%     1.24%
            2004                  0.60%    0.90%    10.90     34.46    2,637,387     69,609,453      8.98%     10.85%     0.96%
            2003                  0.60%    0.90%    10.84     31.09    2,789,890     68,334,841     27.03%     27.41%     0.84%
            2002                  0.60%    0.90%     8.50     24.48    2,786,315     56,541,445    -22.06%    -21.82%     0.96%
JPVF WORLD GROWTH STOCK
            2006                  0.50%    0.90%    15.63     85.09    3,148,857    155,134,132     25.00%     25.37%     1.37%
            2005                  0.60%    0.90%    12.47     64.20    2,649,649    122,761,699      7.91%      8.23%     1.44%
            2004                  0.60%    0.90%    11.52     59.49    2,520,072    118,519,113     15.22%     17.50%     1.12%
            2003                  0.60%    0.90%     9.96     50.63    2,544,016    107,195,809     32.89%     33.29%     1.90%
            2002                  0.60%    0.90%     7.47     38.10    2,701,684     88,511,071    -17.42%    -17.17%     1.20%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
MFS VIT RESEARCH
            2006                  0.60%   0.90%    $ 8.89    $13.89    1,434,025   $17,192,493       9.48%      9.81%     0.52%
            2005                  0.60%   0.90%      8.10     12.69    1,567,859    17,304,622       6.84%      7.16%     0.48%
            2004                  0.60%   0.90%      7.56     11.88    1,678,001    17,528,479      14.81%     15.16%     1.08%
            2003                  0.60%   0.90%      6.56     10.35    1,829,539    16,793,124      23.59%     23.96%     0.67%
            2002                  0.60%   0.90%      5.29      8.37    1,815,934    13,608,464     -25.21%    -24.99%     0.27%
MFS VIT UTILITIES
            2006                  0.50%   0.90%     15.30     25.04    2,042,056    41,798,558      30.08%     30.48%     1.94%
            2005                  0.60%   0.90%     11.73     19.25    1,958,915    31,217,103      15.79%     16.14%     0.57%
            2004                  0.60%   0.90%     10.10     16.62    1,860,061    25,854,073      29.03%     29.42%     1.38%
            2003                  0.60%   0.90%      7.80     12.88    1,741,217    18,681,443      34.68%     35.08%     2.22%
            2002                  0.60%   0.90%      5.78      9.57    1,750,743    14,031,612     -23.45%    -23.22%     2.60%
PIMCO VIT TOTAL RETURN
            2006                  0.50%   0.90%     11.00     30.55    7,107,728    91,513,368       2.92%      3.23%     4.43%
            2005                  0.60%   0.90%     10.65     12.55    6,828,258    85,617,082       1.54%      1.84%     3.43%
            2004                  0.60%   0.90%     10.46     12.36    6,237,898    77,202,648       3.95%      4.61%     1.89%
            2003                  0.60%   0.90%     11.89     27.87    6,026,359    71,744,808       4.10%      4.42%     2.87%
            2002                  0.60%   0.90%     11.42     26.69    6,133,905    70,084,207       6.69%      8.11%     4.05%
PROFUND VP ASIA 30
            2006                  0.50%   0.90%     16.17     19.23      488,882     8,731,224      38.04%     38.45%     0.46%
            2005                  0.60%   0.90%     11.68     12.66      364,331     4,702,834      16.77%     18.44%     0.23%
            2004     5/4/04       0.60%   0.90%     10.69     11.69       53,120       588,332       6.87%     16.94%     0.62%
PROFUND VP EUROPE 30
            2006                  0.50%   0.90%     13.57     14.40      172,436     2,394,622      16.45%     16.80%     0.40%
            2005                  0.60%   0.90%     11.65     12.33      110,327     1,312,058       7.12%      7.44%     0.17%
            2004     5/17/04      0.60%   0.90%     10.87     11.48       28,777       318,019       8.76%     14.76%     0.20%
PROFUND VP FINANCIALS
            2006                  0.50%   0.90%     13.56     14.51      293,433     4,110,943      16.30%     16.65%     0.55%
            2005                  0.60%   0.90%     11.63     11.99      269,578     3,245,682       3.06%      3.36%     0.86%
            2004                  0.60%   0.90%     11.00     11.64      266,112     3,107,729       9.35%     12.46%     0.27%
            2003                  0.60%   0.90%     10.64     10.97      262,484     2,798,636      27.83%     28.21%     0.22%
            2002     5/8/02       0.60%   0.90%      8.33      8.56       83,391       695,167     -16.75%    -14.42%     0.00%
PROFUND VP HEALTH CARE
            2006                  0.60%   0.90%     11.13     11.50      255,909     2,859,399       4.30%      4.62%     0.00%
            2005                  0.60%   0.90%     10.67     10.99      279,327     2,991,703       5.07%      5.39%     0.00%
            2004                  0.60%   0.90%     10.16     10.43      250,861     2,550,549       1.44%      4.27%     0.00%
            2003                  0.60%   0.90%     10.01     10.04      167,771     1,680,596      16.37%     16.72%     0.00%
            2002     5/22/02      0.60%   0.90%      8.60      8.60      103,635       891,609     -13.98%    -13.96%     0.00%
PROFUND VP LARGE-CAP GROWTH
            2006                  0.60%   0.90%     11.25     11.74       81,404       920,226       8.08%      8.41%     0.00%
            2005                  0.60%   0.90%     10.38     10.43       37,180       388,232       0.03%      3.76%     0.00%
            2004     6/1/04       0.60%   0.90%     10.42     11.80       38,027       396,371       4.23%      7.93%     0.00%
PROFUND VP LARGE-CAP VALUE
            2006                  0.50%   0.90%     12.07     13.79      309,626     4,133,279      17.60%     17.96%     0.20%
            2005                  0.60%   0.90%     10.33     11.35       68,804       781,656       2.11%      2.33%     0.00%
            2004     5/21/04      0.60%   0.90%     10.43     11.11       32,541       362,056       4.16%     11.14%     0.00%
PROFUND VP RISING RATES OPPORTUNITY
            2006                  0.60%   0.90%      8.62      9.07      161,498     1,419,492       9.16%      9.49%     1.73%
            2005                  0.60%   0.90%      7.87      8.02      194,432     1,563,064      -8.72%     -8.44%     0.00%
            2004     5/3/04       0.60%   0.90%      8.60      8.78      192,133     1,684,328     -14.01%    -12.20%     0.00%
PROFUND VP SMALL-CAP GROWTH
            2006                  0.60%   0.90%     12.68     13.24      159,229     2,076,297       7.68%      8.00%     0.00%
            2005                  0.60%   0.90%     11.74     12.14      168,112     2,038,466       6.58%      6.90%     0.00%
            2004     6/1/04       0.60%   0.90%     10.97     11.39      191,111     2,175,777       9.81%     13.87%     0.00%
PROFUND VP SMALL-CAP VALUE
            2006                  0.60%   0.90%     13.84     14.85      100,998     1,456,524      16.38%     16.73%     0.00%
            2005                  0.60%   0.90%     11.86     12.38       56,734       703,315       3.07%      3.38%     0.00%
            2004     5/7/04       0.60%   0.90%     11.51     12.01      290,523     3,490,953      14.71%     20.14%     0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
---------------------------------------------------------------------------------------------------------------------------------
PROFUND VP TECHNOLOGY
            2006                  0.60%    0.90%   $10.87    $12.31      311,595    $ 3,470,219      7.10%      7.42%     0.00%
            2005                  0.60%    0.90%    10.15     11.46      392,990      4,088,818      0.32%      0.62%     0.37%
            2004                  0.60%    0.90%    10.11     11.38      410,180      4,204,610     -1.32%     13.88%     0.00%
            2003                  0.60%    0.90%    10.25     11.08      852,445      8,780,213     44.66%     45.10%     0.00%
            2002     5/2/02       0.60%    0.90%     7.09      7.64      281,819      2,001,025    -29.15%    -23.62%     0.00%
PROFUND VP U.S. GOVERNMENT PLUS
            2006                  0.60%    0.90%    11.14     11.67      119,352      1,374,747     -5.38%     -5.09%     3.51%
            2005                  0.60%    0.90%    11.74     12.18       70,737        858,525      8.06%      8.38%     2.26%
            2004     5/24/04      0.60%    0.90%    10.82     11.27       18,442        207,093      8.29%     12.70%     0.81%
T. ROWE PRICE MID-CAP GROWTH CLASS II
            2006                  0.60%    0.90%    15.17     15.47      411,700      6,294,179      5.43%      5.74%     0.00%
            2005                  0.60%    0.90%    14.39     14.63      689,242     10,010,011     13.41%     13.75%     0.00%
            2004                  0.60%    0.90%    12.68     12.86      825,920     10,534,991     16.99%     17.35%     0.00%
            2003                  0.60%    0.90%    10.84     10.96    1,097,323     11,932,903     36.86%     37.27%     0.00%
            2002     5/2/02       0.60%    0.90%     7.92      7.99      277,928      2,207,544    -20.78%    -20.14%     0.00%
VANGUARD VIF MID-CAP INDEX
            2006                  0.50%    0.90%    14.68     16.33    1,641,076     26,381,327     12.73%     13.07%     1.00%
            2005                  0.60%    0.90%    12.99     14.24    1,432,324     20,419,866     12.96%     13.29%     1.00%
            2004                  0.60%    0.90%    11.46     12.61    1,405,663     17,761,341     14.63%     19.24%     0.87%
            2003                  0.60%    0.90%    10.57     10.66      830,796      8,804,526     32.86%     33.26%     0.70%
            2002     5/1/02       0.60%    0.90%     7.96      8.00      455,524      3,628,975    -20.42%    -20.02%     0.00%
VANGUARD VIF REIT INDEX
            2006                  0.50%    0.90%    18.31     24.28    1,606,001     37,809,813     33.72%     34.12%     2.16%
            2005                  0.60%    0.90%    13.65     17.92    1,514,183     26,924,293     10.84%     11.17%     2.68%
            2004                  0.60%    0.90%    12.28     16.17    1,401,912     22,658,036     22.80%     29.34%     2.47%
            2003                  0.60%    0.90%    12.50     12.55    1,050,237     13,139,407     34.27%     34.67%     3.48%
            2002     5/2/02       0.60%    0.90%     9.31      9.32      753,424      7,015,061     -6.90%     -6.79%     0.00%
VANGUARD VIF SMALL COMPANY GROWTH
            2006                  0.60%    0.90%    12.91     14.29    1,311,819     18,484,539      9.22%      9.55%     0.38%
            2005                  0.60%    0.90%    11.79     12.94    1,312,170     16,991,378      5.31%      5.63%     0.00%
            2004                  0.60%    0.90%    11.16     12.28    1,150,172     14,144,688     11.60%     14.26%     0.08%
            2003                  0.60%    0.90%    10.75     10.77      958,355     10,306,597     39.81%     40.23%     0.01%
            2002     5/2/02       0.60%    0.90%     7.68      7.69      337,423      2,593,593    -23.20%    -23.11%     0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                      AGGREGATE     AGGREGATE
                                                       COST OF       PROCEEDS
SUBACCOUNT                                            PURCHASES     FROM SALES
------------------------------------------------------------------------------
American Century VP International                    $ 6,784,142   $ 6,409,732
American Century VP Value Class 2                      6,844,162     2,011,604
American Funds Growth Class 2                         10,164,687     6,253,477
American Funds Growth-Income Class 2                  13,267,503     2,735,412
DWS VIP Small Cap Index Service Class                  3,797,250     1,715,150
Fidelity VIP Contra                                   21,674,785    13,452,453
Fidelity VIP Equity-Income                            14,797,435     8,426,114
Fidelity VIP Growth                                    1,398,345     4,839,928
Fidelity VIP High Income                                  42,834       102,347
Fidelity VIP Investment Grade Bond Service Class 2     6,062,488       928,487
Fidelity VIP Mid Cap Service Class 2                  15,589,724    10,156,367
FTVIPT Franklin Small Cap Value Securities Class 2     8,628,581     2,143,821
FTVIPT Templeton Foreign Securities                    3,042,772     8,466,129
FTVIPT Templeton Foreign Securities Class 2            4,596,666     7,418,455
Goldman Sachs VIT Capital Growth                       1,276,549       477,079
JPVF Balanced                                          4,971,171     5,472,706
JPVF Capital Growth                                    1,303,064    13,918,268
JPVF Growth                                            1,244,516     4,157,081
JPVF High Yield Bond                                   3,590,108     3,180,524
JPVF International Equity                             16,317,332     9,871,137
JPVF Mid-Cap Growth                                    3,238,381     4,777,680
JPVF Mid-Cap Value                                     5,646,746     3,581,962
JPVF Money Market                                     53,325,756    50,625,472
JPVF S&P 500 Index                                     9,752,628    29,952,059
JPVF Small Company                                     5,296,820    12,719,591
JPVF Small-Cap Value                                   4,798,390     8,188,681
JPVF Strategic Growth                                  1,024,617     7,887,486
JPVF Value                                             8,442,923     9,524,030
JPVF World Growth Stock                               22,920,269    11,437,883
MFS VIT Research                                         452,874     2,144,310
MFS VIT Utilities                                      9,538,113     5,473,940
PIMCO VIT Total Return                                14,719,079     7,439,011
ProFund VP Asia 30                                    11,094,345     8,760,507
ProFund VP Europe 30                                   4,647,851     3,951,256
ProFund VP Financials                                  4,040,680     3,788,209
ProFund VP Health Care                                   744,414     1,006,463
ProFund VP Large-Cap Growth                              658,620       191,183
ProFund VP Large-Cap Value                             3,402,254       433,821
ProFund VP Rising Rates Opportunity                      822,453     1,086,817
ProFund VP Small-Cap Growth                            3,263,508     2,865,660
ProFund VP Small-Cap Value                             4,453,753     2,234,588
ProFund VP Technology                                  1,290,610     1,902,278
ProFund VP U.S. Government Plus                        1,281,435       743,334
T. Rowe Price Mid-Cap Growth Class II                  1,894,394     5,177,765
Vanguard VIF Mid-Cap Index                             7,142,659     2,878,965
Vanguard VIF REIT Index                               13,220,266     8,859,932
Vanguard VIF Small Company Growth                     10,223,023     7,948,997

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                                    NET
                                                       SHARES      ASSET    FAIR VALUE
SUBACCOUNT                                              OWNED      VALUE     OF SHARES    COST OF SHARES
--------------------------------------------------------------------------------------------------------
American Century VP International                     1,877,823   $10.12   $ 19,003,573    $ 14,008,067
American Century VP Value Class 2                     1,682,745     8.73     14,690,365      13,342,904
American Funds Growth Class 2                           702,957    64.08     45,045,486      36,146,222
American Funds Growth-Income Class 2                    990,763    42.19     41,800,307      35,697,492
DWS VIP Small Cap Index Service Class                   972,082    16.11     15,660,244      12,442,668
Fidelity VIP Contra                                   3,705,360    31.47    116,607,684      89,501,077
Fidelity VIP Equity-Income                            2,092,088    26.20     54,812,696      48,759,527
Fidelity VIP Growth                                   1,228,083    35.87     44,051,354      45,519,071
Fidelity VIP High Income                                 89,977     6.35        571,356         850,040
Fidelity VIP Investment Grade Bond Service Class 2    1,403,260    12.56     17,624,946      17,629,302
Fidelity VIP Mid Cap Service Class 2                    801,575    34.25     27,453,950      24,900,330
FTVIPT Franklin Small Cap Value Securities Class 2    1,095,884    18.79     20,591,662      17,767,208
FTVIPT Templeton Foreign Securities                   4,094,462    18.99     77,753,828      62,610,066
FTVIPT Templeton Foreign Securities Class 2           1,116,405    18.72     20,899,097      14,533,285
Goldman Sachs VIT Capital Growth                        451,002    11.58      5,222,604       4,601,586
JPVF Balanced                                         3,753,739    15.48     58,104,121      47,315,488
JPVF Capital Growth                                   6,133,554    23.59    144,665,998     141,375,840
JPVF Growth                                           1,817,843    17.29     31,425,055      29,392,194
JPVF High Yield Bond                                  1,983,295     8.09     16,050,807      15,286,095
JPVF International Equity                             3,862,172    15.10     58,322,663      40,552,462
JPVF Mid-Cap Growth                                   1,060,504    11.33     12,015,514       9,896,249
JPVF Mid-Cap Value                                    2,006,897    14.47     29,045,818      23,205,997
JPVF Money Market                                     4,014,534    11.12     44,657,679      43,581,678
JPVF S&P 500 Index                                   19,638,350     9.92    194,733,875     166,434,840
JPVF Small Company                                    3,537,916    18.45     65,274,541      55,536,280
JPVF Small-Cap Value                                  1,518,756    14.49     22,006,770      18,804,539
JPVF Strategic Growth                                 4,521,120    16.86     76,221,567      88,552,962
JPVF Value                                            3,020,613    24.79     74,868,924      56,901,511
JPVF World Growth Stock                               4,950,420    31.31    154,982,790     110,371,033
MFS VIT Research                                        953,099    18.04     17,193,913      16,826,927
MFS VIT Utilities                                     1,472,680    29.27     43,105,332      29,756,825
PIMCO VIT Total Return                                9,006,253    10.12     91,504,716      92,894,425
ProFund VP Asia 30                                      143,390    61.62      8,835,672       7,305,743
ProFund VP Europe 30                                     74,842    31.99      2,394,198       2,214,709
ProFund VP Financials                                   101,152    40.64      4,110,813       3,467,861
ProFund VP Health Care                                   96,990    29.48      2,859,272       2,611,265
ProFund VP Large-Cap Growth                              26,837    34.28        919,965         852,204
ProFund VP Large-Cap Value                              102,402    40.03      4,099,148       3,740,905
ProFund VP Rising Rates Opportunity                      68,566    20.70      1,419,308       1,424,579
ProFund VP Small-Cap Growth                              63,765    32.53      2,074,278       2,372,389
ProFund VP Small-Cap Value                               82,203    36.65      3,012,732       2,865,897
ProFund VP Technology                                   234,094    14.78      3,459,907       3,336,052
ProFund VP U.S. Government Plus                          45,379    30.20      1,374,727       1,378,474
T. Rowe Price Mid-Cap Growth Class II                   266,214    23.64      6,293,310       5,294,118
Vanguard VIF Mid-Cap Index                            1,339,077    19.85     26,580,688      20,751,247
Vanguard VIF REIT Index                               1,512,318    24.98     37,777,714      27,772,925
Vanguard VIF Small Company Growth                       955,586    19.32     18,461,926      17,199,010

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                       UNITS        UNITS     NET INCREASE
SUBACCOUNT                                             ISSUED     REDEEMED     (DECREASE)
------------------------------------------------------------------------------------------
American Century VP International                      779,534     (911,815)     (132,281)
American Century VP Value Class 2                      561,861     (288,122)      273,739
American Funds Growth Class 2                        1,165,690     (898,844)      266,846
American Funds Growth-Income Class 2                 1,248,018     (597,169)      650,849
DWS VIP Small Cap Index Service Class                  409,742     (295,850)      113,892
Fidelity VIP Contra                                  1,672,891   (1,431,116)      241,775
Fidelity VIP Equity-Income                             959,698   (1,228,449)     (268,751)
Fidelity VIP Growth                                    731,772   (1,005,435)     (273,663)
Fidelity VIP High Income                                    38       (7,655)       (7,617)
Fidelity VIP Investment Grade Bond Service Class 2     810,809     (370,866)      439,943
Fidelity VIP Mid Cap Service Class 2                   916,077     (764,987)      151,090
FTVIPT Franklin Small Cap Value Securities Class 2     629,588     (286,711)      342,877
FTVIPT Templeton Foreign Securities                    473,593     (717,941)     (244,348)
FTVIPT Templeton Foreign Securities Class 2            642,127     (894,284)     (252,157)
Goldman Sachs VIT Capital Growth                       259,988     (179,833)       80,155
JPVF Balanced                                          670,978     (663,513)        7,465
JPVF Capital Growth                                  1,038,797   (1,376,682)     (337,885)
JPVF Growth                                            507,884     (695,094)     (187,210)
JPVF High Yield Bond                                   391,658     (437,777)      (46,119)
JPVF International Equity                            2,288,345   (1,572,457)      715,888
JPVF Mid-Cap Growth                                    434,477     (624,403)     (189,926)
JPVF Mid-Cap Value                                     439,760     (473,342)      (33,582)
JPVF Money Market                                    4,642,099   (4,138,559)      503,540
JPVF S&P 500 Index                                   2,728,583   (4,413,357)   (1,684,774)
JPVF Small Company                                     497,555     (656,197)     (158,642)
JPVF Small-Cap Value                                   340,637     (741,149)     (400,512)
JPVF Strategic Growth                                  808,902   (1,184,613)     (375,711)
JPVF Value                                             449,555     (629,453)     (179,898)
JPVF World Growth Stock                              1,157,047     (657,839)      499,208
MFS VIT Research                                       251,104     (384,938)     (133,834)
MFS VIT Utilities                                      825,038     (741,897)       83,141
PIMCO VIT Total Return                               1,961,259   (1,681,789)      279,470
ProFund VP Asia 30                                     865,548     (740,997)      124,551
ProFund VP Europe 30                                   408,052     (345,943)       62,109
ProFund VP Financials                                  348,890     (325,035)       23,855
ProFund VP Health Care                                 106,347     (129,765)      (23,418)
ProFund VP Large-Cap Growth                             66,691      (22,467)       44,224
ProFund VP Large-Cap Value                             291,052      (50,230)      240,822
ProFund VP Rising Rates Opportunity                    110,745     (143,679)      (32,934)
ProFund VP Small-Cap Growth                            238,332     (247,215)       (8,883)
ProFund VP Small-Cap Value                             331,276     (287,012)       44,264
ProFund VP Technology                                  164,576     (245,971)      (81,395)
ProFund VP U.S. Government Plus                        125,767      (77,152)       48,615
T. Rowe Price Mid-Cap Growth Class II                  119,901     (397,443)     (277,542)
Vanguard VIF Mid-Cap Index                             713,824     (505,072)      208,752
Vanguard VIF REIT Index                                885,342     (793,524)       91,818
Vanguard VIF Small Company Growth                      808,165     (808,516)         (351)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                       UNITS        UNITS     NET INCREASE
SUBACCOUNT                                             ISSUED     REDEEMED     (DECREASE)
------------------------------------------------------------------------------------------
American Century VP International                      954,957     (719,582)     235,375
American Century VP Value Class 2                      567,663     (547,705)      19,958
American Funds Growth Class 2                        1,449,065     (712,495)     736,570
American Funds Growth-Income Class 2                 1,133,491     (613,060)     520,431
DWS VIP Small Cap Index Service Class                  471,666     (434,362)      37,304
Fidelity VIP Contra                                  1,631,615   (1,228,281)     403,334
Fidelity VIP Equity-Income                           1,109,323   (1,096,597)      12,726
Fidelity VIP Growth                                    940,520   (1,177,846)    (237,326)
Fidelity VIP High Income                                   255       (9,018)      (8,763)
Fidelity VIP Investment Grade Bond Service Class 2     764,052     (277,355)     486,697
Fidelity VIP Mid Cap Service Class 2                 1,124,601     (568,341)     556,260
FTVIPT Franklin Small Cap Value Securities Class 2     790,684     (534,414)     256,270
FTVIPT Templeton Foreign Securities                    628,278   (1,003,073)    (374,795)
FTVIPT Templeton Foreign Securities Class 2            803,485     (409,969)     393,516
Goldman Sachs VIT Capital Growth                       448,549     (267,806)     180,743
JPVF Balanced                                          638,059     (762,677)    (124,618)
JPVF Capital Growth                                  1,189,812   (1,657,548)    (467,736)
JPVF Growth                                            724,875     (889,917)    (165,042)
JPVF High Yield Bond                                   459,719     (584,593)    (124,874)
JPVF International Equity                            1,317,647   (1,085,003)     232,644
JPVF Mid-Cap Growth                                    617,510     (613,389)       4,121
JPVF Mid-Cap Value                                     675,803     (775,269)     (99,466)
JPVF Money Market                                    3,495,004   (3,451,118)      43,886
JPVF S&P 500 Index                                   3,543,092   (3,678,226)    (135,134)
JPVF Small Company                                     391,818     (520,732)    (128,914)
JPVF Small-Cap Value                                   477,412     (613,389)    (135,977)
JPVF Strategic Growth                                  978,728   (1,303,972)    (325,244)
JPVF Value                                             648,610     (743,331)     (94,721)
JPVF World Growth Stock                                725,753     (596,176)     129,577
MFS VIT Research                                       298,738     (408,880)    (110,142)
MFS VIT Utilities                                      992,691     (893,837)      98,854
PIMCO VIT Total Return                               2,301,760   (1,711,400)     590,360
ProFund VP Asia 30                                     539,452     (228,241)     311,211
ProFund VP Europe 30                                   127,880      (46,330)      81,550
ProFund VP Financials                                   94,595      (91,129)       3,466
ProFund VP Health Care                                 507,520     (479,054)      28,466
ProFund VP Large-Cap Growth                            200,653     (201,500)        (847)
ProFund VP Large-Cap Value                             165,170     (128,907)      36,263
ProFund VP Rising Rates Opportunity                    460,877     (458,578)       2,299
ProFund VP Small-Cap Growth                            290,728     (313,727)     (22,999)
ProFund VP Small-Cap Value                             118,580     (352,369)    (233,789)
ProFund VP Technology                                  229,533     (246,723)     (17,190)
ProFund VP U.S. Government Plus                        128,847      (76,552)      52,295
T. Rowe Price Mid-Cap Growth Class II                  157,279     (293,957)    (136,678)
Vanguard VIF Mid-Cap Index                             761,771     (735,110)      26,661
Vanguard VIF REIT Index                                859,867     (747,596)     112,271
Vanguard VIF Small Company Growth                      549,600     (387,602)     161,998

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Jefferson Pilot Financial Insurance Company

     and

Contract Owners of JPF Separate Account A

We have audited the accompanying statement of assets and liabilities of JPF Separate Account A ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting JPF Separate Account A at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson Pilot Financial Insurance Company and Subsidiary
As of December 31, 2006 and 2005, and for the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and for the Years Ended December 31, 2005 and 2004

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1

Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-2

Consolidated Statements of Income for the periods April 3 through
December 31, 2006, and January 1 through April 2, 2006
and the years ended December 31, 2005 and 2004                               F-4

Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-5

Consolidated Statements of Cash Flows for the periods
April 3 through December 31, 2006 and January 1 through April 2, 2006
and for the years ended December 31, 2005 and 2004                           F-6

Notes to Consolidated Financial Statements                                   F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiary

We have audited the accompanying consolidated balance sheets of Jefferson Pilot Financial Insurance Company (a wholly owned subsidiary of Jefferson-Pilot Corporation) and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006, and January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP
Greensboro, North Carolina
April 23, 2007

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
ASSETS
Investments:
   Securities available-for-sale:
      Debt securities, at fair value (amortized cost
         $9,526,755 and $8,847,627)                    $ 9,613,191   $ 9,046,904
      Equity securities, at fair value (cost $13,013
         and $6,859)                                        14,730        10,323
   Debt securities held-to-maturity, at amortized
      cost (fair value $0 and $724,370)                         --       688,480
   Mortgage loans on real estate                         1,397,198     1,526,925
   Policy loans                                            577,264       574,808
   Real estate                                              67,889        32,302
   Other investments                                        15,990         9,130
                                                       -----------   -----------
Total investments                                       11,686,262    11,888,872
Cash and cash equivalents                                   94,499        18,551
Accrued investment income                                  150,111       150,409
Due from reinsurers                                        990,459     1,164,864
Currently recoverable income taxes                           7,906         7,874
Deferred policy acquisition costs                           88,666       674,858
Value of business acquired                                 990,870       476,277
Goodwill                                                 1,236,859       269,952
Property and equipment, net                                 44,031        33,409
Other assets                                                69,224       149,398
Assets held in separate accounts                         2,167,375     1,975,863
                                                       -----------   -----------
Total assets                                           $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2006          2005
                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                              $ 1,860,471   $ 1,909,441
   Policyholder contract deposits                        8,683,104     9,229,051
   Policy and contract claims                              166,288       176,282
   Other                                                   401,665       485,989
                                                       -----------   -----------
Total policy liabilities                                11,111,528    11,800,763
Deferred income tax liabilities                            284,226       213,007
Payable to affiliates                                       71,820        72,235
Accrued expenses and other liabilities                     339,763       234,438
Liabilities related to separate accounts                 2,167,375     1,975,863
                                                       -----------   -----------
Total liabilities                                       13,974,712    14,296,306

Commitments and contingent liabilities (see Note 14)

STOCKHOLDER'S EQUITY
   Common stock, par value $5 per share, 600,000
      shares authorized, issued and outstanding              3,000         3,000
   Paid in capital                                       3,499,893     1,769,440
   Retained earnings                                         3,660       665,299
   Accumulated other comprehensive income                   44,997        76,282
                                                       -----------   -----------
Total stockholder's equity                               3,551,550     2,514,021
                                                       -----------   -----------
Total liabilities and stockholder's equity             $17,526,262   $16,810,327
                                                       ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                                (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1
                                                           THROUGH       THROUGH      YEAR ENDED DECEMBER 31,
                                                        DECEMBER 31,    APRIL 2,     -------------------------
                                                            2006          2006           2005          2004
                                                        ------------   -----------   -----------   -----------
REVENUE
Premiums and other considerations, net                   $1,015,959     $340,770     $1,260,259    $1,198,086
Universal life and investment product charges               299,564      102,849        428,417       422,021
Net investment income                                       514,256      178,006        728,487       742,382
Realized investment gains (losses)                              497       (3,086)        (6,266)      (37,337)
                                                         ----------     --------     ----------    ----------
Total revenues                                            1,830,276      618,539      2,410,897     2,325,152

BENEFITS AND EXPENSES
Insurance and annuity benefits                            1,146,908      386,367      1,506,418     1,506,099
Insurance commissions, net of deferrals                     117,289       38,310        142,871       135,215
General and administrative expenses, net of deferrals       117,582       31,216        110,491       107,069
Insurance taxes, licenses and fees                           35,971       14,158         49,271        42,365
Amortization of policy acquisition costs and value
   of business acquired                                      69,359       40,575        155,632       157,406
Interest expense                                              3,799        1,235          4,880         5,273
                                                         ----------     --------     ----------    ----------
Total benefits and expenses                               1,490,908      511,861      1,969,563     1,953,427
                                                         ----------     --------     ----------    ----------
Income before income taxes and cumulative effect
   of change in accounting principle                        339,368      106,678        441,334       371,725

INCOME TAXES:
   Current                                                   87,787       44,558        113,282        27,701
   Deferred                                                  31,121       (2,531)        38,590        96,059
                                                         ----------     --------     ----------    ----------
Total income taxes                                          118,908       42,027        151,872       123,760
                                                         ----------     --------     ----------    ----------
Income before cumulative effect of change in
   accounting principle                                     220,460       64,651        289,462       247,965
Cumulative effect of change in accounting for
   long duration contracts, net of taxes                         --           --             --        (7,233)
                                                         ----------     --------     ----------    ----------
Net income                                               $  220,460     $ 64,651     $  289,462    $  240,732
                                                         ==========     ========     ==========    ==========

See accompanying Notes to the Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                (IN THOUSANDS)

                                                                                                         TOTAL
                                          COMMON      PAID IN      RETAINED     ACCUMULATED OTHER    STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS   COMPREHENSIVE INCOME      EQUITY
                                         --------   -----------   ---------   --------------------   -------------
BALANCE, JANUARY 1, 2004                 $  3,000   $ 1,714,440   $ 538,105         $ 158,421         $ 2,413,966
Net income                                     --            --     240,732                --             240,732
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,823)             (1,823)
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --             2,751               2,751
                                                                                                      -----------
   Comprehensive income                                                                                   241,660
Parent Company capital contribution            --        55,000          --                --              55,000
Dividends paid                                 --            --    (192,000)               --            (192,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                  3,000     1,769,440     586,837           159,349           2,518,626
                                         =========================================================================
Net income                                     --            --     289,462                --             289,462
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (2,589)             (2,589)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (80,478)            (80,478)
                                                                                                      -----------
   Comprehensive income                                                                                   206,395
Dividends paid                                               --    (211,000)               --            (211,000)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                  3,000     1,769,440     665,299            76,282           2,514,021
                                         =========================================================================
Net income                                     --            --      64,651                --              64,651
Parent company capital contribution
   for stock option expense                    --         4,107          --                --               4,107
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --            (1,099)             (1,099)
Unrealized loss on available-for-sale
   securities, net of taxes                    --            --          --           (70,503)            (70,503)
                                                                                                      -----------
   Comprehensive loss                                                                                      (2,844)
Dividends paid                                 --            --     (75,000)               --             (75,000)
                                         -------------------------------------------------------------------------
BALANCE, APRIL 2, 2006                      3,000     1,773,547     654,950             4,680           2,436,177
                                         =========================================================================
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (3,000)   (1,773,547)   (654,950)           (4,680)         (2,436,177)
Lincoln National Corporation
   purchase price                           3,000     3,499,893          --                --           3,502,893
                                         -------------------------------------------------------------------------
BALANCE, APRIL 3, 2006                      3,000     3,499,893          --                --           3,502,893
                                         =========================================================================
Net income                                     --            --     220,460                --             220,460
Change in fair value of derivative
   financial instruments, net of taxes         --            --          --               356                 356
Unrealized gain on available-for-sale
   securities, net of taxes                    --            --          --            44,641              44,641
                                                                                                      -----------
   Comprehensive income                                                                                   265,457
Dividends paid                                 --            --    (216,800)               --            (216,800)
                                         -------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2006               $  3,000   $ 3,499,893   $   3,660         $  44,997         $ 3,551,550
                                         =========================================================================

See accompanying Notes to the Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                        PERIOD FROM   PERIOD FROM
                                                          APRIL 3      JANUARY 1            YEAR ENDED
                                                          THROUGH       THROUGH            DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    -------------------------
                                                           2006           2006          2005          2004
                                                       ------------   -----------   -----------   -----------
OPERATING ACTIVITIES
Net income                                              $ 220,460      $  64,651    $   289,462   $   240,732
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits        67,904           (349)        43,926       156,380
   Deductions from policyholder accounts, net             (50,422)       (18,641)       (62,241)      (46,100)
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                    (89,340)        (6,203)       (15,205)      (28,235)
   Change in receivables and asset accruals                20,633         13,052         (4,116)       (3,407)
   Change in payables and expense accruals                 (2,503)        57,549         17,523       105,520
   Realized investment losses (gains)                        (497)         3,086          6,266        37,337
   Depreciation and amortization                           20,739          2,033          7,333         1,165
   Amortization (accretion) and additions to value
      of business acquired, net                            42,222         11,540         51,697        (2,847)
   Group coinsurance assumed                                   --             --             --       328,875
   Stock compensation                                          --          4,107             --            --
   Other                                                   (3,022)        26,858         25,157       (12,213)
                                                        ---------      ---------    -----------   -----------
Net cash provided by operating activities                 226,174        157,683        359,802       777,207
                                                        ---------      ---------    -----------   -----------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                  286,558         59,090        890,460       930,264
   Maturities, calls and redemptions                      599,775        163,813        722,075       825,884
   Purchases                                             (949,836)      (187,613)    (1,647,073)   (2,384,201)
Securities held-to-maturity:
   Sales                                                       --             86            536        19,397
   Maturities, calls and redemptions                           --         64,372        151,711       145,013
   Purchases                                                   --             --            (73)       (7,193)
Repayments of mortgage loans                              149,359         58,025        209,972       164,990
Mortgage loans originated                                 (40,120)        (8,262)      (306,557)     (228,043)
Decrease (increase) in policy loans, net                   (1,345)        (1,111)        10,575         1,851
Securities lending                                         83,599             --             --            --
Other investing activities, net                            (2,040)       (13,901)        (2,452)       16,891
                                                        ---------      ---------    -----------   -----------
Net cash provided by (used in) investing activities       125,950        134,499         29,174      (515,147)
                                                        ---------      ---------    -----------   -----------
FINANCING ACTIVITIES
Policyholder contract deposits                            617,891        179,689        718,947       758,817
Withdrawals of policyholder contract deposits            (798,439)      (275,838)      (920,815)     (858,674)
Net proceeds (payments) from securities sold under
   repurchase agreements                                     (103)           242            245        (4,698)
Cash dividends paid                                      (216,800)       (75,000)      (211,000)     (192,000)
Capital contribution from parent                               --             --             --        55,000
                                                        ---------      ---------    -----------   -----------
Net cash used in financing activities                    (397,451)      (170,907)      (412,623)     (241,555)
                                                        ---------      ---------    -----------   -----------
Net increase (decrease) in cash and cash equivalents      (45,327)       121,275        (23,647)       20,505
Cash and cash equivalents, beginning                      139,826         18,551         42,198        21,693
                                                        ---------      ---------    -----------   -----------
Cash and cash equivalents, ending                       $  94,499      $ 139,826    $    18,551   $    42,198
                                                        =========      =========    ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                           $   2,868      $   1,328    $     4,427   $     2,310
                                                        =========      =========    ===========   ===========

See accompanying Notes to the Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPFIC and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), (collectively referred to as the "Company"), are principally engaged in the sale of individual life insurance products, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard ("SFAS") No.141, "Business Combinations" ("SFAS 141") and JPFIC became wholly-owned by LNC. JPFIC is expected to merge into Lincoln National Life Company, an Indiana domiciled affiliate on July 1, 2007. This transaction is dependent on the approval by the Indiana Department of Insurance. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPFIC were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JPFIC's net assets assumed in the merger was $3.5 billion. Goodwill of $1.2 billion resulted from the excess of purchase price over the fair value of JPFIC's net assets. The parent paid a premium over the fair value of JPFIC's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                             PRELIMINARY     FAIR VALUE
                                                             FAIR VALUE    ADJUSTMENTS(1)
                                                            ------------   --------------
Investments                                                 $ 11,649,995     $  101,994
Due from reinsurers                                            1,034,439             --
Deferred acquisition costs and value of business acquired      1,055,891       (166,959)
Goodwill                                                       1,236,859        966,907
Other assets                                                     398,798        (43,083)
Assets held in separate accounts                               2,073,659             --
Policy liabilities                                           (11,307,163)       234,716
Income tax liabilities                                          (279,053)       (59,635)
Accounts payable, accruals and other liabilities                (286,873)        29,098
Liabilities related to separate accounts                      (2,073,659)            --
                                                            ------------     ----------
   Total net assets acquired                                $  3,502,893     $1,063,038
                                                            ============     ==========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                     PRELIMINARY
                                      FAIR VALUE
                                     -----------
Individual Markets:
   Life Insurance                     $  530,421
   Annuities                             425,464
                                      ----------
      Total Individual Markets           955,885
Employer Markets: Group Protection       280,974
                                      ----------
      Total Goodwill                  $1,236,859
                                      ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles ("SAP"), as adopted by the Insurance Department of the states of Nebraska (JPFIC) and New Jersey (JPLA), and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JPFIC and JPLA. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue, and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired or, in 2005, securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity.

Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $1,237 and $31,590 at December 31, 2006 and 2005. Other investments, which consist primarily of affordable housing tax credit investments, are stated at equity, fair value, or the lower of cost or market as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, ("SFAS 133") requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which we classify within other investments on our consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. The effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, applying the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads, but also incorporating mean reversion techniques. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses, and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the Consolidated Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment, and three to five years for computer hardware and software. Accumulated depreciation was $605 and $42,743 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract). by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs and value of business acquired. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, value of business acquired, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's initial parent company, Jefferson-Pilot, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries, as discussed in Note 1. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

RECLASSIFICATIONS

Certain amounts reported in prior years' consolidated financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or shareholders' equity of the prior years.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO, 157--FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its consolidated financial condition and results of operations.

FIN 48--ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adjustment upon initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007, effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

SFAS NO. 155--ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SFAS NO. 123R--SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123, under SFAS 123(R) the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's results of operations. Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and accordingly recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

The Company does not invest in significant amounts of nontraditional loan products and FSP 94-6-1 will not have an immediate impact on our disclosures.

SOP 05-1--ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company adopted this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired ("VOBA"). The Company's adoption resulted in a $36.9 million decrease to DAC and VOBA balances and approximately an $11 million increase to amortization in 2007.

FSP 115-1--THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

3.   INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities were as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS       LOSSES        VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   59,365    $    413    $   (514)    $   59,264
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        925,981       6,108      (1,596)       930,493
Obligations of states and political subdivisions           38,552         313         (30)        38,835
Corporate obligations                                   7,840,700      90,283     (15,884)     7,915,099
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        531,914       7,515        (168)       539,261
Affiliate bonds                                           130,243          --          (4)       130,239
                                                       ----------    --------    --------     ----------
Subtotal, debt securities                               9,526,755     104,632     (18,196)     9,613,191
Equity securities                                          13,013       1,717          --         14,730
                                                       ----------    --------    --------     ----------
Securities available-for-sale                          $9,539,768    $106,349    $(18,196)    $9,627,921
                                                       ==========    ========    ========     ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                          COST         GAINS      (LOSSES)       VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $  101,616    $  3,989    $  (1,090)   $  104,515
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)        561,469      15,806       (4,454)      572,821
Obligations of states and political subdivisions           20,111       1,077         (256)       20,932
Corporate obligations                                   7,225,546     262,389      (85,895)    7,402,040
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)        821,732      16,992       (9,589)      829,135
Affiliated bonds                                          108,000          --       (1,152)      106,848
Redeemable preferred stocks                                 9,153       1,839         (379)       10,613
                                                       ----------    --------    ---------    ----------
Subtotal, debt securities                               8,847,627     302,092     (102,815)    9,046,904
Equity securities                                           6,859       3,464           --        10,323
                                                       ----------    --------    ---------    ----------
Securities available-for-sale                          $8,854,486    $305,556    $(102,815)   $9,057,227
                                                       ==========    ========    =========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $    3,750    $    603    $      --    $    4,353
Corporate obligations                                     661,790      39,722       (4,059)      697,453
Affiliate bonds                                            22,940         262         (638)       22,564
                                                       ----------    --------    ---------    ----------
Debt securities held-to-maturity                       $  688,480    $ 40,587    $  (4,697)   $  724,370
                                                       ==========    ========    =========    ==========

Affiliate bonds consist of securities issued by Lincoln JP Holdings L.P., Lincoln Financial Media Company and LNC. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities, which are based upon estimated maturity dates. Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED      FAIR
                                            COST         VALUE
                                         ----------   ----------
Due in one year or less                  $  383,281   $  383,101
Due after one year through five years     2,737,093    2,750,186
Due after five years through ten years    3,070,169    3,099,630
Due after ten years                       1,878,317    1,910,520
Amounts not due at a single maturity
   date                                   1,457,895    1,469,754
                                         ----------   ----------
                                         $9,526,755   $9,613,191
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $80,121 and $83,599 at December 31, 2006, and $106,495 and $110,635 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                -----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                            $ 152,455     $ 1,993     $ 154,448
Change during year ended December 31, 2004:
   Increase in stated amount of securities                            797         949         1,746
   Increase in value of business acquired and deferred
      policy acquisition costs                                      2,487          --         2,487
   Increase in deferred income tax liabilities                     (1,150)       (332)       (1,482)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                             2,134         617         2,751
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as
   of December 31, 2004                                           154,589       2,610       157,199
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                       (249,997)       (554)     (250,551)
   Increase in value of business acquired and deferred
      policy acquisition costs                                    126,738          --       126,738
   Decrease in deferred income tax liabilities                     43,141         194        43,335
                                                                ---------     -------     ---------
Decrease in net unrealized gains included in other
   comprehensive income                                           (80,118)       (360)      (80,478)
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                               74,471       2,250        76,721
Change during period January 1 through April 2, 2006:
   Increase (decrease) in stated amount of securities            (184,858)        150      (184,708)
   Increase in value of business acquired and deferred
      policy acquisition costs                                     76,242                    76,242
   Decrease (increase) in deferred income tax liabilities          38,015         (52)       37,963
                                                                ---------     -------     ---------
Increase (decrease) in net unrealized gains included in other
   comprehensive income                                           (70,601)         98       (70,503)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 2, 2006                           3,870       2,348         6,218
Sale of stockholder's equity                                       (3,870)     (2,348)       (6,218)
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
                                                                ---------     -------     ---------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                              --          --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                         86,436       1,717        88,153
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (19,557)         --       (19,557)
   Increase in deferred income tax liabilities                    (23,354)       (601)      (23,955)
                                                                ---------     -------     ---------
Increase in net unrealized gains included in other
   comprehensive income                                            43,525       1,116        44,641
                                                                ---------     -------     ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                            $  43,525     $ 1,116     $  44,641
                                                                =========     =======     =========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH          DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -------------------
                                             2006           2006        2005       2004
                                         ------------   -----------   --------   --------
Interest on debt securities                $429,573       $144,476    $598,307   $606,715
Investment income on equity securities          700             20         843        807
Interest on mortgage loans                   72,385         25,475     102,480    101,865
Interest on policy loans                     25,705          7,653      35,004     34,819
Other investment income                       6,661          5,744      10,778     14,675
                                           --------       --------    --------   --------
Gross investment income                     535,024        183,368     747,412    758,881
Investment expenses                         (20,768)        (5,362)    (18,925)   (16,499)
                                           --------       --------    --------   --------
Net investment income                      $514,256       $178,006    $728,487   $742,382
                                           ========       ========    ========   ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 2,035       $(3,357)    $(9,903)  $(40,111)
Other                                                     1,692           198       4,989       (374)
Amortization of deferred policy acquisition costs,
   value of  business acquired and deferred sales
   inducements                                           (3,230)           73      (1,352)     3,148
                                                        -------       -------     -------   --------
Realized investment losses                              $   497       $(3,086)    $(6,266)  $(37,337)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005       2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,493     $ 25,332   $ 19,583
   Losses                                               (9,457)        (4,850)     (35,235)   (59,694)
                                                       -------        -------     --------   --------
Realized gains (losses) on total securities            $ 2,035        $(3,357)    $ (9,903)  $(40,111)
                                                       =======        =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH         DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    -------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   --------   --------
Gross realized:
   Gains                                               $11,492        $ 1,211     $ 23,795   $ 15,735
   Losses                                               (9,457)        (4,827)     (35,073)   (59,186)
                                                       -------        -------     --------   --------
Realized gains (losses) on available-for-sale
   securities                                          $ 2,035        $(3,616)    $(11,278)  $(43,451)
                                                       =======        =======     ========   ========

INVESTMENT CONCENTRATION RISK AND IMPAIRMENT

Investments in debt and equity securities include 1,084 issuers. Debt securities include investments in Lincoln JP Holdings L.P. of $108,000 and $106,848 as of December 31, 2006 and 2005. At December 31, 2006, no other corporate issuer represents more than 1% of investments. At December 31, 2005, Wachovia Corporation represented more than 1% of debt and equity investments with a balance of $105,753. Debt securities considered less than investment grade approximated 8% and 7% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $158,392 and $158,346.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by industrial (31%), retail (30%), office (25%), apartment (8%), hotel (5%), and other (1%) properties. Our mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 29% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 20% are for properties located in Pacific states, approximately 12% are for properties located in the East North Central states, approximately 11% are for properties located in the West South Central states, and approximately 11% are for properties located in the West North Central states. No other geographic region represents greater than 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $5,922 at December 31, 2006 and 2005. The average recorded investment in potentially impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $3,799 and $5,225 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $14 from January 1 through April 2, 2006, and $177 and $235 during the years ended December 31, 2005 and 2004, was recognized.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold were $0, $536 and $11,633 for 2006, 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0, $0 and $421.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The table below summarizes unrealized losses on all debt securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                          DECEMBER 31, 2006
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER               TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,247    $   (514)       $--          $--      $   24,247    $   (514)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      252,625      (1,596)        --           --         252,625      (1,596)
Obligations of states and political
   subdivisions                                 6,757         (30)        --           --           6,757         (30)
Corporate obligations                       1,619,415     (15,884)        --           --       1,619,415     (15,884)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        61,716        (168)        --           --          61,716        (168)
Affiliate bonds                                11,822          (4)        --           --          11,822          (4)
                                           ----------    --------        ---          ---      ----------    --------
Total temporarily impaired securities      $1,976,582    $(18,196)       $--          $--      $1,976,582    $(18,196)
                                           ==========    ========        ===          ===      ==========    ========

                                                                         DECEMBER 31, 2005
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                           GROSS                     GROSS                     GROSS
                                                        UNREALIZED                UNREALIZED                UNREALIZED
                                           FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. Government
   agencies                                $   24,905    $   (521)   $   18,617    $   (569)   $   43,522   $  (1,090)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                       85,513      (2,599)       44,886      (1,855)      130,399      (4,454)
Obligations of states and political
   subdivisions                                 8,700        (256)           --          --         8,700        (256)
Corporate obligations                       2,386,691     (53,987)      889,742     (35,967)    3,276,433     (89,954)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)       473,299      (7,111)       55,731      (2,478)      529,030      (9,589)
Redeemable preferred stock                        925        (126)        1,850        (253)        2,775        (379)
Affiliate bonds                               106,848      (1,152)       14,718        (638)      121,566      (1,790)
                                           ----------    --------    ----------    --------    ----------   ---------
Total temporarily impaired securities      $3,086,881    $(65,752)   $1,025,544    $(41,760)   $4,112,425   $(107,512)
                                           ==========    ========    ==========    ========    ==========   =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less then 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuations of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and our intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in our debt portfolio as of December 31, 2006:

                 AMORTIZED      FAIR      UNREALIZED
                   COST         VALUE       LOSSES     PERCENTAGE
                ----------   ----------   ----------   ----------
90% - 99%       $1,973,261   $1,958,011    $(15,250)       84%
80% - 89%           21,403       18,487      (2,916)       16%
Below 80%              114           84         (30)       --
                ----------   ----------    --------       ---
                $1,994,778   $1,976,582    $(18,196)      100%
                ==========   ==========    ========       ===

As of December 31, 2006, the Company held four securities that were "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $(1,297) and $(1,083) at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the years ended December 31, 2006, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedged floating rate investments was twenty years and eight years, respectively.

The Company also uses interest rate swaps to hedge anticipated purchases of assets that support the annuity line of business. As assets are purchased, the interest rate swap is unwound resulting in a realized gain (loss) which effectively offsets the change in the cost of the assets purchased to back annuities issued. The gain (loss) is amortized into income over time, resulting in an overall yield that is consistent with the Company's pricing assumptions. The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $356 from April 3 through December 31, 2006, $(1,099) from January 1 through April 2, 2006, and $(2,589) and $(1,823) for the years ended December 31, 2005 and 2004. During 2006, 2005 and 2004, the Company did not reclassify any gains (losses) into earnings as a result of the discontinuance of its cash flow hedges. Further, the Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company's realized investment gains from these swaps were $509 from April 3 through December 31, 2006, $(307) from January 1 through April 2, 2006, and $421 and $514 for the years ended December 31, 2005 and 2004.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options it will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in fair values of these liabilities are reported in interest credited. Interest credited was decreased by $137, $522 and $2,364 in 2006, 2005 and 2004 for the changes in fair value of these liabilities. The Company also invests in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133. These derivatives are marked-to-market through realized investment gains, but were insignificant for the years ended December 31, 2006, 2005, and 2004.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                  PERIOD FROM   PERIOD FROM
                                                    APRIL 3      JANUARY 1          YEAR ENDED
                                                    THROUGH       THROUGH          DECEMBER 31,
                                                 DECEMBER 31,     APRIL 2,    ---------------------
                                                     2006           2006         2005        2004
                                                 ------------   -----------   ---------   ---------
Beginning balance                                 $ 727,271       $674,858    $ 586,157   $ 564,152

Purchase accounting fair value adjustment          (727,271)            --           --          --
Cumulative effect of change in accounting
   principle                                             --             --           --      (2,504)
Group coinsurance assumed                                --             --           --      37,447
                                                  ---------       --------    ---------   ---------
                                                         --        674,858      586,157     599,095
                                                  ---------       --------    ---------   ---------
Deferrals:
   Commissions                                       38,618         16,176       59,551      62,102
   Other                                             59,513         19,589       62,449      55,979
                                                  ---------       --------    ---------   ---------
Total deferrals                                      98,131         35,765      122,000     118,081
                                                  ---------       --------    ---------   ---------
Adjustments:
   Amortization                                      (9,477)       (28,825)    (102,791)   (125,614)
   Adjustment related to realized losses
      (gains) on debt securities                        349             75         (113)        804
   Adjustment related to unrealized losses
      (gains) on securities available-for-sale         (337)        45,398       69,605      (6,209)
                                                  ---------       --------    ---------   ---------
Total adjustments                                     9,465         16,648      (33,299)   (131,019)
                                                  ---------       --------    ---------   ---------
Ending balance                                    $  88,666       $727,271    $ 674,858   $ 586,157
                                                  =========       ========    =========   =========

See Note 10 for discussion of group coinsurance transaction.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1          YEAR ENDED
                                                 THROUGH        THROUGH         DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    ---------------------
                                                  2006           2006         2005        2004
                                              ------------   -----------   ---------   ---------
Beginning balance                              $  495,579      $476,277     $472,076    $458,189
Purchase accounting fair value adjustment         560,312            --           --          --
Cumulative effect of change in accounting
   principle                                           --            --           --      30,223
                                               ----------      --------     --------    --------
                                                1,055,891       476,277      472,076     488,412
                                               ----------      --------     --------    --------
Deferral of commissions and accretion of
   interest                                        17,660           209        1,144       4,416
                                               ----------      --------     --------    --------
Adjustments:
   Amortization                                   (59,882)      (11,749)     (52,841)    (31,792)
   Adjustment related to realized losses
      (gains) on debt securities                   (3,579)           (2)      (1,235)      2,344
   Adjustment related to unrealized losses
      on debt securities available-for-sale       (19,220)       30,844       57,133       8,696
                                               ----------      --------     --------    --------
Total adjustments                                 (82,681)       19,093        3,057     (20,752)
                                               ----------      --------     --------    --------
Ending balance                                 $  990,870      $495,579     $476,277    $472,076
                                               ==========      ========     ========    ========

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

       AMORTIZATION
YEAR    PERCENTAGE
----   ------------
2007       6.3%
2008       7.7%
2009       6.6%
2010       6.3%
2011       5.7%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 33,527       $34,264     $38,272   $    --
Purchase accounting fair value adjustment                (33,527)           --          --        --
Cumulative effect of change in accounting principle           --            --          --    41,223
Deferral of bonus interest                                   693           120         912       468
Adjustments:
   Amortization                                               (7)         (857)     (4,916)   (3,419)
   Adjustment related to realized (gains) on debt
      securities available-for-sale                           --            --          (4)       --
                                                        --------       -------     -------   -------
Total adjustments                                             (7)         (857)     (4,920)   (3,419)
                                                        --------       -------     -------   -------
Ending balance                                          $    686       $33,527     $34,264   $38,272
                                                        ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to an ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 9.0% in 2006 and 2005. The average credited interest rates for universal life-type products were 4.7% in 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005, and 3.0% to 7.4% in 2004. The average credited interest rates for annuity products were 4.1% for 2006, 4.0% for 2005, and 4.3% for 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1           YEAR ENDED
                                               THROUGH       THROUGH           DECEMBER 31,
                                            DECEMBER 31,    APRIL 2,     -----------------------
                                                2006          2006          2005         2004
                                            ------------   -----------   ----------   ----------
Balance at beginning of period               $  939,745     $  929,307   $  846,643   $  507,238
Less reinsurance recoverables                   103,930         96,958       84,346       94,381
                                             ----------     ----------   ----------   ----------
Net balance at beginning of period              835,815        832,349      762,297      412,857
                                             ----------     ----------   ----------   ----------
Reinsurance transaction (See Note 9)                 --             --           --      253,348
Amount incurred:
   Current year                                 450,629        131,612      580,771      582,066
   Prior year                                     3,037          5,157       10,072      (22,452)
                                             ----------     ----------   ----------   ----------
                                                453,666        136,769      590,843      559,614
                                             ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                 250,523         50,600      295,157      292,495
   Prior year                                   164,767         82,703      225,634      171,027
                                             ----------     ----------   ----------   ----------
                                                415,290        133,303      520,791      463,522
                                             ----------     ----------   ----------   ----------
Net balance at end of period                    874,191        835,815      832,349      762,297
Plus reinsurance recoverables                   101,912        103,930       96,958       84,346
                                             ----------     ----------   ----------   ----------
Balance at end of period                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========
Balance at end of period included with:
   Total future policy benefits              $1,860,471     $1,850,780   $1,909,441   $1,822,837
   Less: Other future policy benefits           926,302        956,539    1,024,166    1,030,211
                                             ----------     ----------   ----------   ----------
      A&H future benefits                       934,169        894,241      885,275      792,626
                                             ----------     ----------   ----------   ----------
   Total policy and contract claims             166,288        167,573      176,282      194,330
   Less: Other policy and contract claims       124,354        122,069      132,250      140,313
                                             ----------     ----------   ----------   ----------
      A&H policy and contract claims             41,934         45,504       44,032       54,017
                                             ----------     ----------   ----------   ----------
      Total A&H reserves                     $  976,103     $  939,745   $  929,307   $  846,643
                                             ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. In 2006 and 2005, the amount incurred for accident and health and disability benefits related to prior years was negatively impacted by claims termination experience in the Company's long-term disability business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included in other policy liabilities on the consolidated balance sheets were $2,894 and $1,397, respectively.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $1,140,379 and $1,220,460. Reported statutory net income for the years ended December 31, 2006, 2005 and 2004 was $262,015, $290,812 and $200,856.

Prior to its acquisition, Guarantee Life Insurance Company ("GLIC", which was subsequently merged into JPFIC) converted from a mutual form to a stock life company. In connection with that conversion, GLIC agreed to segregate certain assets to provide for dividends on participating policies using dividend scales in effect at the time of the conversion, providing that the experience underlying such scales continued. The assets allocated to the participating policies, including revenue there from, will accrue solely to the benefit of those policies. The assets and liabilities relating to these participating policies amounted to $320,223 and $327,382 at December 31, 2006 and $321,193 and $332,819 at December 31, 2005. The excess of liabilities over the assets represents the total estimated future earnings expected to emerge from these participating policies.

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. The NAIC and the Life and Health Actuarial Task Force recently approved statutory reserving practices under Actuarial Guideline 38 (referred to as AXXX or the Guideline) that will require the Company, and other companies, to record higher AXXX reserves on new sales during a 21-month period beginning July 1, 2005, followed by a long-term change to reserving methods for these products. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $17,290 and $17,960 on deposit with various states in 2006 and 2005, which are reported in debt securities within the Company's consolidated balance sheets.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey Statutes require JPLA to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey Statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid by JPLA in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                      PERIOD FROM        PERIOD FROM
                    APRIL 3 THROUGH       JANUARY 1      YEAR ENDED DECEMBER 31,
                     DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                         2006               2006            2005         2004
                    ---------------   ----------------   ----------   ----------
Current                 $ 87,787           $44,558        $113,282     $ 27,701
Deferred                  31,121            (2,531)         38,590       96,059
                        --------           -------        --------     --------
Total tax expense       $118,908           $42,027        $151,872     $123,760
                        ========           =======        ========     ========

The effective tax rate on pre-tax income from continuing operations differs from the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                         PERIOD FROM        PERIOD FROM
                                       APRIL 3 THROUGH       JANUARY 1            DECEMBER 31,
                                        DECEMBER 31,     THROUGH APRIL 2,   -----------------------
                                            2006               2006            2005         2004
                                       ---------------   ----------------   ----------   ----------
Tax rate of 35% times pre-tax income      $118,779            $37,337        $154,467     $130,104
Effect of:
   Tax-preferred investment income            (761)              (642)         (2,570)      (1,855)
   Tax credits                                 (80)                --            (323)        (452)
   Release of prior year overaccrual            --                 --              --       (4,235)
   IRS audit adjustments                       767              5,326             126           --
   Other items                                 203                  6             172          198
                                          --------            -------        --------     --------
      Provision for income taxes          $118,908            $42,027        $151,872     $123,760
                                          ========            =======        ========     ========
      Effective tax rate                      35.0%              39.4%           34.4%        33.3%
                                          ========            =======        ========     ========

The Federal income tax asset (liability) is as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                         ---------------------
                                                            2006       2005
                                                         ---------   ---------
Current                                                  $   7,906   $   7,874
Deferred                                                  (284,226)   (213,007)
                                                         ---------   ---------
Total federal income tax liability                       $(276,320)  $(205,133)
                                                         =========   =========

Significant components of JPFIC's deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31,
                                                       ---------------------
                                                          2006        2005
                                                       ---------   ---------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  23,759   $ 130,860
   Deferral of policy acquisition costs                   85,109          --
   Investments                                                --       6,071
   Deferred compensation                                  21,862      21,862
   Capital loss carryforward                               1,611       1,393
   Deferred gain recognition for income tax purposes         399         189
   Unearned investment revenue                             2,381       2,457
   Other deferred tax assets                               6,688       6,943
                                                       ---------   ---------
Total deferred tax assets                                141,809     169,775
Deferred income tax liabilities:
   Deferral of policy acquisition costs                       --    (150,134)
   Present value in force                               (343,411)   (176,878)
   Net unrealized gains on securities                    (31,047)    (41,075)
   Investments                                           (17,463)         --
   Property, plant, and equipment                        (28,597)    (10,971)
   Obligation for postretirement benefits                 (4,065)     (3,659)
   Other deferred tax liabilities                         (1,452)        (65)
                                                       ---------   ---------
Total deferred tax liabilities                          (426,035)   (382,782)
                                                       ---------   ---------
Net deferred income tax liabilities                    $(284,226)  $(213,007)
                                                       =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return with its wholly-owned subsidiary, JPLA. Cash paid for income taxes in 2006, 2005, and 2004 was $116.3 million, $136.2 million, and $24.9 million, respectively.

JPFIC is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, JPFIC concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

The JPFIC consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. JPFIC does not anticipate that any adjustments, which might result from such audits, would be material to JPFIC's consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

The Company reinsures certain insurance business written prior to 1995 with affiliates of Household International, Inc. (Household) on a coinsurance basis. Balances are settled monthly, and the reinsurers compensate the Company for administrative services related to the reinsured business. The amount due from reinsurers in the consolidated balance sheets includes $647,783 and $783,708 due from the Household affiliates at December 31, 2006 and 2005.

Assets related to the Household reinsured business have been placed in irrevocable trusts formed to hold the assets for the benefit of the Company and are subject to investment guidelines which identify (1) the types and quality standards of securities in which new investments are permitted, (2) prohibited new investments, (3) individual credit exposure limits and (4) portfolio characteristics. Household has unconditionally and irrevocably guaranteed, as primary obligor, full payment and performance by its affiliated reinsurers. The Company has the right to terminate the PPA and COLI reinsurance agreements by recapture of the related assets and liabilities if Household does not take a required action under the guarantee agreements within 90 days of a triggering event.

As of December 31, 2006 and 2005, the Company also had a reinsurance recoverable of $65,125 and $70,377 from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $159,226 and $193,047 of securities and short-term investments as of December 31, 2006 and 2005, 50% of which is included in investments in the consolidated balance sheets.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Company acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of The Canada Life Assurance Company (Canada Life), an indirect subsidiary of Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $400 million of policy liabilities. The Company also received assets, primarily comprised of cash, in support of those liabilities. The deferred policy acquisition costs recorded in the transaction are being amortized over 15 years, representing the expected premium-paying period of the blocks of policies acquired. An intangible asset of $25 million, attributable to the value of the distribution system acquired in the transaction, was recorded in other assets within the consolidated balance sheets and is being amortized over 30 years, representing the period over which the Company expects to earn premiums from new sales stemming from the added distribution capacity. The revenues and benefits and expenses associated with these blocks are presented in the Company's consolidated statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                                            PERIOD FROM   PERIOD FROM
                                                              APRIL 3      JANUARY 1           YEAR ENDED
                                                              THROUGH       THROUGH           DECEMBER 31,
                                                           DECEMBER 31,     APRIL 2,    -----------------------
                                                               2006           2006         2005          2004
                                                           ------------   -----------   ----------   ----------
Premiums and other considerations direct                    $1,048,733      $349,123    $1,303,612   $1,089,822
Premiums and other considerations assumed                        7,640         3,601        13,231      163,538
Less premiums and other considerations ceded                    40,414        11,954        56,584       55,274
                                                            ----------      --------    ----------   ----------
Net premiums and other considerations                       $1,015,959      $340,770    $1,260,259   $1,198,086
                                                            ==========      ========    ==========   ==========
Universal life and investment product charges, direct       $  345,993      $115,678    $  483,710   $  474,563
Universal life and investment product charges assumed              115            13           259          209
Less universal life and investment product charges ceded        46,544        12,842        55,552       52,751
                                                            ----------      --------    ----------   ----------
Net universal life and investment product charges           $  299,564      $102,849    $  428,417   $  422,021
                                                            ==========      ========    ==========   ==========
Benefits direct                                             $1,179,064      $410,974    $1,875,527   $1,506,077
Benefits assumed                                               (20,759)       (2,145)     (224,520)     148,644
Less reinsurance recoveries                                     11,397        22,462       144,589      148,622
                                                            ----------      --------    ----------   ----------
Net benefits                                                $1,146,908      $386,367    $1,506,418   $1,506,099
                                                            ==========      ========    ==========   ==========

The negative benefits assumed amount in 2006 and 2005 is a result of lapses within the Canada Life block.

11. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects, are as follows:

                                                                   UNREALIZED
                                                                 GAINS (LOSSES)     DERIVATIVE
                                                                 ON AVAILABLE-      FINANCIAL
                                                                    FOR-SALE       INSTRUMENTS
                                                                   SECURITIES     GAINS/(LOSSES)     TOTAL
                                                                 --------------   --------------   --------
BALANCE AT DECEMBER 31, 2003                                         $154,448         $  3,973     $158,421
Unrealized holding losses arising during period,
   net of $13,726 tax benefit                                         (25,493)              --      (25,493)
Change in fair value of derivatives, net of $982 tax benefit               --           (1,823)      (1,823)
Less: reclassification adjustment
   Losses realized in net income, net of $15,207 tax benefit          (28,244)              --      (28,244)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2004                                          157,199            2,150      159,349
Unrealized holding losses arising during period,
   net of $47,282 tax benefit                                         (87,809)              --      (87,809)
Change in fair value of derivatives, net of $1,393 tax benefit             --           (2,589)      (2,589)
Less: reclassification adjustment
   Losses realized in net income, net of $3,947 tax benefit            (7,331)              --       (7,331)
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2005                                           76,721             (439)      76,282
Unrealized holding losses arising during period,
   net of $39,229 tax benefit                                         (72,854)         (72,854)
Change in fair value of derivatives, net of $592 tax benefit                            (1,099)      (1,099)
Less: reclassification adjustment
   Losses realized in net income, net of $1,265 tax benefit            (2,351)              --       (2,351)
                                                                     --------         --------     --------
BALANCE AT APRIL 2, 2006                                                6,218           (1,538)       4,680
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of AOCI                             (6,218)           1,538       (4,680)
                                                                     --------         --------     --------
BALANCE AT APRIL 3, 2006                                                   --               --           --
Unrealized holding losses arising during period,
   net of $23,325 taxes                                                43,318               --       43,318
Change in fair value of derivatives, net of $197 taxes                    356              356
Less: reclassification adjustment
   Gains realized in net income, net of $712 taxes                      1,323               --        1,323
                                                                     --------         --------     --------
BALANCE AT DECEMBER 31, 2006                                         $ 44,641         $    356     $ 44,997
                                                                     ========         ========     ========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services. The Company expensed, prior to deferrals, $195,318 from April 3 through December 31, 2006, $49,747 from January 1 through April 2, 2006, and $191,370 and $182,425 for the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company, of which $20,541 and $21,015 remained payable as of December 31, 2006 and 2005. The remainder of the payable to affiliates at year-end was due to other affiliates.

Included in the payable to affiliates is a $50,000 surplus note issued by the Company on September 24, 1994 that is held by HARCO Capital Corporation, an affiliate. The note bears interest at 9.76% and matures on September 30, 2024. The Company recognized interest expense of $3,660 from April 3 through December 31, 2006, $1,220 from January 1 through April 2, 2006, and $4,880 in 2005 and
2004. The Company has the right to repay the note on any March 31 or September 30 after September 30, 2005. The note calls for the Company to pay interest semiannually on March 31 and September 30. Any payment of interest or repayment of principal may be paid only if the Company has obtained the prior written approval of the Nebraska Department of

Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause the Company to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                   2006       2005
                                                 --------   --------
Lincoln JP Holdings L.P. Senior Promissory
   Notes due 2008, interest rate  of 4.6%        $107,507   $106,848
Lincoln Financial Media Senior Promissory
   Notes due 2006 through 2013,  interest
   rates ranging from 4.2% to 7.7%               $ 16,743   $ 22,940
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate  of 5.25%       $  5,989   $     --

The Company recognized interest income totaling $4,806 from April 3 through December 31, 2006, $1,551 from January 1 through April 2, 2006, and $6,347 and $6,931 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity and variable universal life contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $21,425 from April 3 through December 31, 2006, $9,426 from January 1 through December 31, 2006, and $31,151 and $36,680 for the years ended December 31, 2005 and 2004, related to this agreement.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 are summarized as follows:

                                                          2006                     2005
                                               ------------------------   -----------------------
                                                 CARRYING       FAIR       CARRYING       FAIR
                                                   VALUE        VALUE        VALUE        VALUE
                                               -----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale             $9,613,191    $9,613,191   $9,046,904   $9,046,904
Debt securities held-to-maturity                       --            --      688,480      724,370
Equity securities available-for-sale               14,730        14,730       10,323       10,323
Mortgage loans on real estate                   1,397,198     1,421,562    1,526,925    1,599,264
Policy loans                                      577,264       629,109      574,808      624,895
Derivative financial instruments                   (1,297)       (1,297)      (1,083)      (1,083)

FINANCIAL LIABILITIES
Annuity contract liabilities in accumulation
   phase                                        1,850,915     1,826,295    2,037,294    2,010,853
Securities sold under repurchase agreements            --            --      150,792      150,792

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the Company's consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the Company's consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $32,659 and $13,050 as of December 31, 2006 and 2005, respectively.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company is involved in various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which our chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides its products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored variable and fixed annuities, mutual fund based programs in the 401 (k), 403 (b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments and unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments. Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1           YEAR ENDED
                                             THROUGH       THROUGH           DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  102,085      $ 34,975    $  152,604   $  163,996
      Life Insurance                          607,760       211,437       854,907      873,203
                                           ----------      --------    ----------   ----------
         Individual Markets Total             709,845       246,412     1,007,511    1,037,199
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       65,873        23,374        93,117       93,932
      Group Protection                      1,023,726       342,086     1,268,892    1,190,342
                                           ----------      --------    ----------   ----------
         Employer Markets Total             1,089,599       365,460     1,362,009    1,284,274
                                           ----------      --------    ----------   ----------
Other Operations                               30,335         9,753        47,643       41,016
Net realized gain (loss) on investments           497        (3,086)       (6,266)     (37,337)
                                           ----------      --------    ----------   ----------
   Total                                   $1,830,276      $618,539    $2,410,897   $2,325,152
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   12,388      $  4,673    $   21,508   $   18,806
      Life Insurance                           91,141        32,670       151,225      149,675
                                           ----------      --------    ----------   ----------
         Individual Markets Total             103,529        37,343       172,733      168,481
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement & Other                       10,945         3,741        15,400       14,541
      Group Protection                         95,787        23,912        83,727       65,593
                                           ----------      --------    ----------   ----------
         Employer Markets Total               106,732        27,653        99,127       80,134
                                           ----------      --------    ----------   ----------
Other Operations                                9,876         1,660        21,674       23,619
Cumulative Change                                  --                          --       (7,233)
Net realized gain (loss) on investments           323        (2,005)       (4,072)     (24,269)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  220,460      $ 64,651    $  289,462   $  240,732
                                           ==========      ========    ==========   ==========

                                                           DECEMBER 31
                                                   -------------------------
                                                       2006          2005
                                                   -----------   -----------
ASSETS:
   Individual Markets:
      Individual Life Insurance                    $ 9,305,892   $10,425,115
      Individual Annuities                           2,911,465     2,684,610
   Employer Markets:
      Retirement Products                            1,372,364     1,397,437
      Group Protection                               2,207,218     1,786,677
   Other Operations                                  1,708,782       495,473
                                                   -----------   -----------
      Total                                        $17,505,721   $16,789,312
                                                   ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $0 and $4,107 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $2,379 on April 2, 2006.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Jefferson-Pilot Life Insurance Company and Subsidiary
As of December 31, 2006 and 2005 and For the Periods April 3 Through December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Consolidated Financial Statements
   Consolidated Balance Sheets as of December 31, 2006 and 2005              F-2
Consolidated Statements of Income for the periods April 3 through
   December 31, 2006  and January 1 through April 2, 2006 and the years
   ended December 31, 2005 and 2004                                          F-4
Consolidated Statements of Stockholder's Equity for the periods April 3 through December 31, 2006 and  January 1 through April 2, 2006 and for
   the years ended December 31, 2005 and 2004                                F-5
Consolidated Statements of Cash Flows for the periods April 3 through
   December 31, 2006 and  January 1 through April 2, 2006 and for the
   years ended December 31, 2005 and 2004                                    F-6
Notes to Consolidated Financial Statements                                   F-7

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson-Pilot Life Insurance Company and Subsidiary

We have audited the consolidated balance sheets of Jefferson-Pilot Life Insurance Company and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson-Pilot Life Insurance Company and Subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                              -------------------------
                                                                                  2006          2005
                                                                              -----------   -----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value (amortized cost
      $13,115,270 and $11,163,632)                                            $13,243,588   $11,340,518
   Debt securities held-to-maturity, at amortized cost (fair value
      $0 and $1,378,716)                                                               --     1,325,157
   Equity securities available-for-sale, at fair value (cost $534 and $286)           549           427
   Mortgage loans on real estate                                                2,376,014     2,417,618
   Policy loans                                                                   279,686       258,362
   Real estate                                                                    165,871        81,261
   Other investments                                                              341,981       242,024
                                                                              -----------   -----------
Total investments                                                              16,407,689    15,665,367
Cash and cash equivalents                                                         359,425        41,392
Accrued investment income                                                         210,965       195,845
Due from reinsurers                                                               160,911       153,060
Deferred policy acquisition costs                                                 306,873     1,671,492
Value of business acquired                                                      1,363,401            --
Goodwill                                                                        1,358,027            --
Property and equipment, net of accumulated depreciation                           118,022        79,585
Cash surrender value of life insurance                                            147,884       140,730
Assets held in separate accounts                                                  510,411       491,697
Other assets                                                                      305,752       238,129
                                                                              -----------   -----------
Total assets                                                                  $21,249,360   $18,677,297
                                                                              ===========   ===========

See accompanying notes.

                                                                              DECEMBER 31,
                                                                       -------------------------
                                                                           2006          2005
                                                                       -----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                                              $ 1,231,397   $ 1,244,257
   Policyholder contract deposits                                       13,686,716    13,067,520
   Policy and contract claims                                               41,981        46,425
   Funding agreements                                                      300,000       300,000
   Other policy liabilities                                                560,144       773,986
                                                                       -----------   -----------
Total policy liabilities                                                15,820,238    15,432,188
Deferred income tax liabilities                                            302,722       183,773
Currently payable (recoverable) income tax                                     193        (2,786)
Securities sold under repurchase agreements                                     --       300,835
Accounts payable, accruals and other liabilities                           915,218       237,604
Liabilities related to separate accounts                                   510,411       491,697
                                                                       -----------   -----------
Total liabilities                                                       17,548,782    16,643,311
Commitments and contingent liabilities (see Note 14)
STOCKHOLDER'S EQUITY
   Common stock, par value $100 per share, 50,000 shares authorized,
      issued and outstanding                                                 5,000         5,000
   Paid in capital                                                       3,428,755        31,570
   Retained earnings                                                       195,927     1,894,678
   Accumulated other comprehensive income                                   70,896       102,738
                                                                       -----------   -----------
Total stockholder's equity                                               3,700,578     2,033,986
                                                                       -----------   -----------
Total liabilities and stockholder's equity                             $21,249,360   $18,677,297
                                                                       ===========   ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                         PERIOD FROM   PERIOD FROM
                                                           APRIL 3      JANUARY 1           YEAR ENDED
                                                           THROUGH       THROUGH           DECEMBER 31,
                                                        DECEMBER 31,     APRIL 2,    -----------------------
                                                           2006            2006         2005         2004
                                                        ------------   -----------   ----------   ----------
REVENUE
Premiums and other considerations                        $   79,279      $ 25,426    $  102,926   $  105,084
Universal life and investment product charges               298,891        94,593       363,239      304,670
Net investment income                                       760,258       253,520       935,300      906,750
Realized investment losses                                   (4,446)       (4,046)       (4,529)     (12,218)
                                                         ----------      --------    ----------   ----------
Total revenues                                            1,133,982       369,493     1,396,936    1,304,286
BENEFITS AND EXPENSES
Insurance and annuity benefits                              671,705       228,655       826,230      782,345
Insurance commissions, net of deferrals                       8,139         1,844         9,230       15,422
General and administrative expenses, net of deferrals        24,845        16,705        17,597       27,519
Insurance taxes, licenses and fees                           26,020         8,496        29,607       29,730
Amortization of policy acquisition costs and value of
   business acquired                                        110,901        38,620       162,403      130,022
Interest expense                                                 28         1,121         3,173        1,413
                                                         ----------      --------    ----------   ----------
Total benefits and expenses                                 841,638       295,441     1,048,240      986,451
                                                         ----------      --------    ----------   ----------
Income before income taxes and cumulative effect of
   change in accounting principle                           292,344        74,052       348,696      317,835
INCOME TAXES:
   Current                                                    8,572        12,939        63,307      116,239
   Deferred                                                  85,645         1,833        48,565      (14,370)
                                                         ----------      --------    ----------   ----------
Total income taxes                                           94,217        14,772       111,872      101,869
                                                         ----------      --------    ----------   ----------
Income before cumulative effect of change in
   accounting principle                                     198,127        59,280       236,824      215,966
Cumulative effect of change in accounting for long
   duration contracts, net of taxes                              --            --            --       (9,356)
                                                         ----------      --------    ----------   ----------
Net income                                               $  198,127      $ 59,280    $  236,824   $  206,610
                                                         ==========      ========    ==========   ==========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                          COMMON      PAID IN      RETAINED    COMPREHENSIVE   STOCKHOLDER'S
                                           STOCK      CAPITAL      EARNINGS        INCOME          EQUITY
                                         --------   ----------   -----------   -------------   -------------
BALANCE, JANUARY 1, 2004                 $  5,000   $   30,567   $ 1,550,244     $ 243,943      $ 1,829,754
Net income                                     --           --       206,610            --          206,610
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --        (1,426)          (1,426)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --         9,668            9,668
                                                                                                -----------
   Comprehensive income                        --           --            --            --          214,852
Dividends paid                                 --           --       (10,000)           --          (10,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2004                  5,000       30,567     1,746,854       252,185        2,034,606
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       236,824            --          236,824
Parent company capital contribution
   for stock option expense                    --        1,003            --            --            1,003
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (222)            (222)
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (149,225)        (149,225)
                                                                                                -----------
   Comprehensive income                        --           --            --            --           88,380
Dividends paid                                 --           --       (89,000)           --          (89,000)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2005                  5,000       31,570     1,894,678       102,738        2,033,986
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --        59,280            --           59,280
Parent company capital contribution
   for stock option expense                    --        6,312            --            --            6,312
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --         1,116            1,116
Unrealized loss on available-for-sale
   securities, net of taxes                    --           --            --      (165,416)        (165,416)
                                                                                                -----------
   Comprehensive loss                                                                               (98,708)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 2, 2006                      5,000       37,882     1,953,958       (61,562)       1,935,278
                                         ========   ==========   ===========     =========      ===========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity               (5,000)     (37,882)   (1,953,958)       61,562       (1,935,278)
Lincoln National Corporation
   purchase price                           5,000    3,424,337            --            --        3,429,337
                                         --------   ----------   -----------     ---------      -----------
BALANCE, APRIL 3, 2006                      5,000    3,424,337            --            --        3,429,337
                                         ========   ==========   ===========     =========      ===========
Net income                                     --           --       198,127            --          198,127
Parent company capital contribution
   for stock option expense                    --        4,418            --            --            4,418
Change in fair value of derivative
   financial instruments, net of taxes         --           --            --          (498)            (498)
Unrealized gain on available-for-sale
   securities, net of taxes                    --           --            --        61,522           61,522
Adjustment to initially apply SFAS 158         --           --            --         9,872            9,872
                                                                                                -----------
   Comprehensive income                        --           --            --            --          273,441
Dividends paid                                 --           --        (2,200)           --           (2,200)
                                         --------   ----------   -----------     ---------      -----------
BALANCE, DECEMBER 31, 2006               $  5,000   $3,428,755   $   195,927     $  70,896      $ 3,700,578
                                         ========   ==========   ===========     =========      ===========

See accompanying notes.

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                PERIOD FROM   PERIOD FROM
                                                                  APRIL 3      JANUARY 1            YEAR ENDED
                                                                  THROUGH       THROUGH            DECEMBER 31,
                                                               DECEMBER 31,     APRIL 2,    --------------------------
                                                                   2006           2006          2005          2004
                                                               ------------   -----------   -----------   ------------
OPERATING ACTIVITIES
Net income                                                      $   198,127    $  59,280    $   236,824   $    206,610
Adjustments to reconcile net income to net cash  provided by operating activities:
   Change in policy liabilities other than deposits                 105,528       44,278        124,430         88,040
   Credits to policyholder accounts, net                             24,786       11,987         19,287        124,462
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                             (325,455)     (57,454)      (254,854)      (204,708)
   Change in receivables and asset accruals                         (34,537)       1,546        (59,379)        (7,712)
   Change in payables and expense accruals                          248,905       12,170         29,919          6,707
   Realized investment losses                                         4,446        4,046          4,529         12,218
   Depreciation and amortization (accretion)                         33,343        5,806         23,885         15,554
   Amortization (accretions) and additions to
      value of business acquired, net                                25,317           --             --             --
   Stock compensation                                                 4,418        6,312             --             --
   Other                                                            (61,290)     (53,438)       (33,997)       (52,507)
                                                                -----------    ---------    -----------   ------------
Net cash provided by operating activities                           223,588       34,533         90,644        188,664
                                                                -----------    ---------    -----------   ------------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                            860,105       13,155        654,846        278,986
   Maturities, calls and redemptions                                444,018       79,191        685,550        890,400
   Purchases                                                     (1,886,375)    (312,008)    (2,339,164)    (2,602,618)
Securities held-to-maturity:
   Sales                                                                 --           --          2,524         19,252
   Maturities, calls and redemptions                                     --       81,971        250,224        239,750
   Purchases                                                             --       (8,570)          (127)            (5)
Repayments of mortgage loans                                        332,041       43,720        480,466        236,541
Mortgage loans originated                                          (247,888)     (30,025)      (693,507)      (321,250)
Increase in policy loans, net                                       (18,191)      (3,133)        (1,770)       (12,683)
Securities lending                                                  166,080           --             --             --
Other investing activities, net                                     (16,207)      (4,196)       (46,267)      (110,740)
                                                                -----------    ---------    -----------   ------------
Net cash used in investing activities                              (366,417)    (139,895)    (1,007,225)    (1,382,367)
                                                                -----------    ---------    -----------   ------------
FINANCING ACTIVITIES
Policyholder contract deposits                                    2,034,751      508,510      2,130,934      2,146,513
Withdrawals of policyholder contract deposits                    (1,593,526)    (411,286)    (1,373,497)    (1,025,468)
Funding agreements issuance                                              --           --        300,000             --
Net proceeds (payments) from securities sold
   under repurchase agreements                                       49,447      (19,472)       (16,905)        72,395
Cash dividends paid                                                  (2,200)          --        (89,000)       (10,000)
                                                                -----------    ---------    -----------   ------------
Net cash provided by financing activities                           488,472       77,752        951,532      1,183,440
                                                                -----------    ---------    -----------   ------------
Net increase (decrease) in cash and cash equivalents                345,643      (27,610)        34,951        (10,263)
Cash and cash equivalents, beginning                                 13,782       41,392          6,441         16,704
                                                                -----------    ---------    -----------   ------------
Cash and cash equivalents, ending                               $   359,425    $  13,782    $    41,392   $      6,441
                                                                ===========    =========    ===========   ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                   $     1,211    $   1,304    $     8,028   $      2,806
                                                                ===========    =========    ===========   ============

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             JEFFERSON-PILOT LIFE INSURANCE COMPANY AND SUBSIDIARY

                         (DOLLAR AMOUNTS IN THOUSANDS)
                               DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Prior to April 3, 2006, Jefferson-Pilot Life Insurance Company (JP Life or the Company) was wholly-owned by Jefferson-Pilot Corporation (Jefferson-Pilot). JP Life and its subsidiary, Jefferson Standard Life Insurance Company (the subsidiary), collectively referred to as (the Company), are principally engaged in the sale of individual life insurance, annuity and investment products, and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" (SFAS 141) and JP Life became wholly-owned by LNC. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Company into Lincoln National Life Insurance Company (LNL), an Indiana domiciled affiliate. The effective date of the merger will be April 2, 2007. LNL is a subsidiary of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP Life were "pushed down" to the Company's financial statements in accordance with push down accounting rules. LNC is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP Life's net assets assumed in the merger was $3.4 billion. Goodwill of $1.4 billion resulted from the excess of purchase price over the fair value of JP Life's net assets. The parent paid a premium over the fair value of JP Life's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with the adjustments that were made to the Company's Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY    FAIR VALUE
                                                    FAIR VALUE    ADJUSTMENTS
                                                                      (1)
                                                   ------------   -----------
Investments                                        $ 15,728,254   $   203,199
Due from reinsurers                                     159,155            --
Deferred policy acquisition costs                            --    (1,767,553)
Value of business acquired                            1,422,208     1,422,208
Goodwill                                              1,358,027     1,358,027
Other assets                                            739,114        67,110
Assets held in separate accounts                        500,016            --
Policy liabilities                                  (15,254,983)      329,285
Income tax liabilities                                 (161,413)      (76,646)
Accounts payable, accruals and other liabilities       (561,025)      (41,572)
Liabilities related to separate accounts               (500,016)           --
                                                   ------------   -----------
   Total net assets acquired                       $  3,429,337   $ 1,494,058
                                                   ============   ===========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                              PRELIMINARY
                                               FAIR VALUE
                                              -----------
                       Individual Markets:
                          Life Insurance       $  795,829
                          Annuities               562,198
                                               ----------
                             Total Goodwill    $1,358,027
                                               ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements presented herein include the accounts of JP Life and Jefferson Standard Life Insurance Company. All material intercompany accounts and transactions have been eliminated.

An affiliated trust, Jefferson-Pilot Life Funding Trust I, is a variable interest entity (VIE). VIEs are defined by the Financial Accounting Standards Board's Interpretation (FIN) No. 46 (Revised), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51", (FIN 46-R). The Company is not the primary beneficiary of this affiliated trust and does not have a controlling financial interest. Accordingly, under FIN 46-R, the accounts of this entity are not included in the Company's consolidated financial statements.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, policy liabilities, unearned revenue, pension plan and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data, or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, the Company applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided for when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the consolidated statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to the contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

REAL ESTATE AND OTHER INVESTMENTS

Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value less estimated costs to sell. Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate, primarily buildings, is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years. Accumulated depreciation was $2,131 and $31,115 at December 31, 2006 and 2005. Other investments, which consist primarily of S&P 500 Index(R) options and affordable housing tax credit investments, are stated at equity, fair value or the lower of cost or market, as appropriate.

Cost of real estate is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in realized gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivatives to help manage exposure to certain equity and interest rate risks. Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, (SFAS 133), requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value, which the Company classifies within its investments on its consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge or cash flow hedge. The Company accounts for changes in fair values of derivatives that are not part of a hedge or do not qualify for hedge accounting through investment income during the period of the change. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss realized on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on these derivative instruments is recognized in investment income during the period of the change. Effectiveness of the Company's hedge relationships is assessed and measured on a quarterly basis.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total gross return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the consolidated statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) resulted from the merger with LNC on April 3, 2006 and will be regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts would be written down using a combination of fair value and discounted cash flows. No impairments occurred during the year ending December 31, 2006.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of the related policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the consolidated statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the consolidated statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated principally by the straight-line method over estimated useful lives of 30 to 50 years for buildings, approximately 10 years for other property and equipment and 3 to 5 years for computer hardware and software. Accumulated depreciation was $13,873 and $105,185 at December 31, 2006 and 2005. Property and equipment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In such cases, the cost basis of the property and equipment is reduced to fair value with the impairment loss being included in realized gains and losses.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the consolidated balance sheets.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the consolidated balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

FUNDING AGREEMENTS

Funding agreements consist of investment contracts, which back medium term notes sold by the Company through investment banks to commercial investors. Accrued interest on the funding agreements is classified within other policy liabilities on the Company's consolidated balance sheets.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written which relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy, and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net of amounts deferred and amounts recognized is reflected in universal life and investment product charges in the consolidated statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the consolidated statements of income within universal life and investment product charges in the period such revisions occur.

Dividend and investment income are recognized when earned.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income, and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and to spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company and its subsidiary are included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, the Company's ultimate parent company merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to the merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its consolidated financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements"
(SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). The guidance requires the Company to recognize on the balance sheet the funded status of its defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. The Company adopted the recognition and disclosure provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income of $9,872.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 establishes criteria that an individual tax position must be met for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. Adopting SFAS 123(R) did not have a material effect on the Company's results of operations.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 16 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENTS AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's consolidated financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's preliminary estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                          DECEMBER 31, 2006
                                                       ---------------------------------------------------
                                                         COST OR       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                           COST         GAINS      (LOSSES)       VALUE
                                                       -----------   ----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    18,351    $     15     $    (30)   $    18,336
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         754,025       5,475         (620)       758,880
Obligations of states and political subdivisions            41,314         478           (7)        41,785
Corporate obligations                                   11,712,212     144,810      (29,434)    11,827,588
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         485,516       8,054         (421)       493,149
Affiliate bonds                                            103,852          --           (2)       103,850
                                                       -----------    --------     --------    -----------
Subtotal, debt securities                               13,115,270     158,832      (30,514)    13,243,588
Equity securities                                              534          16           (1)           549
                                                       -----------    --------     --------    -----------
Securities available-for-sale                          $13,115,804    $158,848     $(30,515)   $13,244,137
                                                       ===========    ========     ========    ===========

                                                                          DECEMBER 31, 2005
                                                       ----------------------------------------------------
                                                         COST OR        GROSS         GROSS
                                                        AMORTIZED     UNREALIZED   UNREALIZED
                                                           COST         GAINS       (LOSSES)     FAIR VALUE
                                                       -----------   -----------   ----------   -----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $   137,433     $  3,109     $    (187)  $   140,355
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         664,964       17,347        (5,906)      676,405
Obligations of states and political subdivisions            42,232        3,485           (88)       45,629
Corporate obligations                                    9,752,029      280,720      (116,716)    9,916,033
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         474,873        3,068        (6,959)      470,982
Affiliate bonds                                             92,000           --          (982)       91,018
Redeemable preferred stocks                                    101           --            (5)           96
                                                       -----------     --------     ---------   -----------
Subtotal, debt securities                               11,163,632      307,729      (130,843)   11,340,518
Equity securities                                              286          141            --           427
                                                       -----------     --------     ---------   -----------
Securities available-for-sale                          $11,163,918     $307,870     $(130,843)  $11,340,945
                                                       ===========     ========     =========   ===========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Obligations of states and political subdivisions       $     1,001     $     59    $       --   $     1,060
Corporate obligations                                    1,307,910       62,891        (8,949)    1,361,852
Affiliate bonds                                             16,246           98          (540)       15,804
                                                       -----------     --------     ---------   -----------
Debt securities held-to-maturity                       $ 1,325,157     $ 63,048     $  (9,489)  $ 1,378,716
                                                       ===========     ========     =========   ===========

At December 31, 2006, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and Lincoln Financial Media Company. At December 31, 2005, affiliate bonds included in securities available-for-sale consist of securities issued by LNC and affiliate bonds included in securities held-to-maturity consist of securities issued by Lincoln Financial Media Company. See further discussion in Note 12.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to maturity date, were as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

                                                AVAILABLE-FOR-SALE
                                            -------------------------
                                             AMORTIZED        FAIR
                                                COST         VALUE
                                            -----------   -----------
Due in one year or less                     $   397,476   $   397,250
Due after one year through five years         2,725,267     2,738,543
Due after five years through ten years        5,626,007     5,674,666
Due after ten years                           3,126,980     3,181,100
Amounts not due at a single maturity date     1,239,540     1,252,029
                                            -----------   -----------
                                            $13,115,270   $13,243,588
                                            ===========   ===========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $159,351 and $166,080 at December 31, 2006, and $152,195 and $156,231 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON SECURITIES

Changes in amounts affecting net unrealized gains included in other comprehensive income, reduced by deferred income taxes, were as follows:

                                                                        NET UNREALIZED GAINS (LOSSES)
                                                                   ------------------------------------
                                                                      DEBT        EQUITY
                                                                   SECURITIES   SECURITIES      TOTAL
                                                                   ----------   ----------   ----------
Net unrealized gains on securities available-for-sale as of
   December 31, 2003                                                $ 243,204      $ 32       $ 243,236
Change during year ended December 31, 2004:
   Increase in stated amount of securities                             15,663        52          15,715
   Decrease in deferred policy acquisition costs                         (841)       --            (841)
   Increase in deferred income tax liabilities                         (5,188)      (18)         (5,206)
                                                                    ---------      ----       ---------
Increase in net unrealized gains included in other
   comprehensive income                                                 9,634        34           9,668
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2004                                                  252,838        66         252,904
Change during year ended December 31, 2005:
   (Decrease) increase in stated amount of securities                (287,631)       30        (287,601)
   Increase in deferred policy acquisition costs                       58,024        --          58,024
   Decrease (increase) in deferred income tax liabilities              80,362       (10)         80,352
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (149,245)       20        (149,225)
                                                                    ---------      ----       ---------
Net unrealized gains on securities available-for-sale as of
   December 31, 2005                                                  103,593        86         103,679
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities                (294,722)       19        (294,703)
   Increase in deferred policy acquisition costs and value
      of business acquired                                             40,218        --          40,218
   Decrease (increase) in deferred income tax liabilities              89,076        (7)         89,069
                                                                    ---------      ----       ---------
(Decrease) increase in net unrealized gains included in other
   comprehensive income                                              (165,428)       12        (165,416)
                                                                    ---------      ----       ---------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                           $ (61,835)     $ 98       $ (61,737)
                                                                    =========      ====       =========

                                                                   NET UNREALIZED GAINS (LOSSES)
                                                                ----------------------------------
                                                                   DEBT        EQUITY
                                                                SECURITIES   SECURITIES     TOTAL
                                                                ----------   ----------   --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                        $(61,835)      $ 98      $(61,737)
Sale of stockholder's equity                                       61,835        (98)       61,737
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   April 3, 2006                                                       --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                        128,318         15       128,333
   Decrease in deferred policy acquisition costs and value of
      business acquired                                           (32,337)        --       (32,337)
   Increase in deferred income tax liabilities                    (34,469)        (5)      (34,474)
                                                                 --------       ----      --------
Increase in net unrealized gains included in other
   comprehensive income                                            61,512         10        61,522
                                                                 --------       ----      --------
Net unrealized gains on securities available-for-sale as of
   December 31, 2006                                             $ 61,512       $ 10      $ 61,522
                                                                 ========       ====      ========

NET INVESTMENT INCOME

The details of net investment income follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1         YEAR ENDED
                                            THROUGH       THROUGH         DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    --------------------
                                             2006           2006        2005        2004
                                         ------------   -----------   --------   ---------
Interest on debt securities                $579,054       $185,283    $737,935    $705,123
Investment income on equity securities           25             --          25          19
Interest on mortgage loans                  122,775         41,105     160,567     160,083
Interest on policy loans                     12,723          4,013      16,676      16,437
Other investment income                      79,406         28,570      44,437      45,201
                                           --------       --------    --------    --------
Gross investment income                     793,983        259,971     959,640     926,863
Investment expenses                         (33,725)        (5,451)    (24,340)    (20,113)
                                           --------       --------    --------    --------
Net investment income                      $760,258       $253,520    $935,300    $906,750
                                           ========       ========    ========    ========

Investment expenses include salaries, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                                      PERIOD FROM   PERIOD FROM
                                                        APRIL 3      JANUARY 1        YEAR ENDED
                                                        THROUGH       THROUGH        DECEMBER 31,
                                                     DECEMBER 31,     APRIL 2,    ------------------
                                                         2006           2006        2005      2004
                                                     ------------   -----------   -------   --------
Debt securities                                         $ 1,946       $(3,721)    $(9,454)  $(17,182)
Other                                                    (1,633)         (679)      5,275      6,407
Amortization of deferred policy acquisition costs,
   value of business acquired and deferred
   sales inducements                                     (4,759)          354        (350)    (1,443)
                                                        -------       -------     -------   --------
Realized investment losses                              $(4,446)      $(4,046)    $(4,529)  $(12,218)
                                                        =======       =======     =======   ========

See Note 5 for discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on debt securities, including other-than- temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH          DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   246     $ 13,424   $ 26,997
   Losses                                              (7,652)       (3,967)     (22,878)   (44,179)
                                                      -------       -------     --------   --------
Realized gains (losses) on total debt securities      $ 1,946       $(3,721)    $ (9,454)  $(17,182)
                                                      =======       =======     ========   ========

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1         YEAR ENDED
                                                      THROUGH       THROUGH         DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -------------------
                                                       2006           2006        2005       2004
                                                   ------------   -----------   --------   --------
Gross realized:
   Gains                                              $ 9,598       $   212     $  9,744   $ 24,211
   Losses                                              (7,652)       (3,933)     (22,623)   (40,712)
                                                      -------       -------     --------   --------
Realized losses on available-for-sale securities      $ 1,946       $(3,721)    $(12,879)  $(16,501)
                                                      =======       =======     ========   ========

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 980 issuers. Debt securities include investments in Jefferson-Pilot of $92,000 as of December 31, 2006 and 2005. No other corporate issuer represents more than 1% of investments. Debt securities considered less than investment grade approximated 5% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company uses repurchase agreements to meet various cash requirements. At December 31, 2006 and 2005, the amounts held in debt securities available-for-sale pledged as collateral for these borrowings were $341,429 and $311,054.

As of December 31, 2006, the Company's commercial mortgage loan portfolio was comprised of conventional real estate mortgages collateralized primarily by retail (31%), office (26%), industrial (21%), apartment (10%), hotel (11%), and other (1%) properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 30% of stated mortgage loan balances as of December 31, 2006 are for properties located in South Atlantic states, approximately 24% are for properties located in Pacific states, approximately 10% are for properties located in West South Central states and approximately 12% are for properties located in the Mountain states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that were considered to be impaired was $597 and $2,313. There was one delinquent loan outstanding as of December 31, 2006 and none outstanding as of December 31, 2005. The related allowance for credit losses on all mortgage loans was $610 and $9,563 at December 31, 2006 and 2005. The average recorded investment in impaired loans was $599 from April 3 through December 31, 2006, $2,282 from January 1 through April 2, 2006, and $4,379 and $31,602 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through

December 31, 2006, $73 from January 1 through April 2, 2006, and $198 and $223 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004 the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized costs of sold securities were $891 and $12,090 for 2005 and 2004. The realized gains on the sales of these securities, some of which were previously impaired, were $0 and $416 for 2005 and 2004.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in an unrealized loss position:

                                                                       DECEMBER 31, 2006
                                           -----------------------------------------------------------------------
                                             LESS THAN 12 MONTHS     12 MONTHS OR LONGER            TOTAL
                                           -----------------------   -------------------   -----------------------
                                                           GROSS                 GROSS                     GROSS
                                              FAIR      UNREALIZED    FAIR    UNREALIZED                UNREALIZED
                                              VALUE       LOSSES      VALUE      LOSSES     FAIR VALUE     LOSSES
                                           ----------   ----------   ------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government
   agencies                                $   15,666    $    (30)     $--        $--       $   15,666    $    (30)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                      145,044        (620)      --         --          145,044        (620)
Obligations of state and political
   subdivisions                                 4,023          (7)      --         --            4,023          (7)
Corporate obligations                       2,481,092     (29,434)      --         --        2,481,092     (29,434)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)        40,840        (421)      --         --           40,840        (421)
Affiliated bonds                                4,167          (2)      --         --            4,167          (2)
Equity securities                                  83          (1)      --         --               83          (1)
                                           ----------    --------      ---        ---       ----------    --------
Total temporarily impaired securities      $2,690,915    $(30,515)     $--        $--       $2,690,915    $(30,515)
                                           ==========    ========      ===        ===       ==========    ========

                                                                          DECEMBER 31, 2005
                                             ---------------------------------------------------------------------------
                                               LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                             -----------------------   -----------------------   -----------------------
                                                             GROSS                     GROSS                    GROSS
                                                FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
                                                VALUE       LOSSES       VALUE        LOSSES        VALUE       LOSSES
                                             ----------   ----------   ----------   ----------   ----------   ----------
U.S. Treasury obligations and direct
   obligations of U.S. government agencies   $   15,276    $   (187)   $       --    $     --    $   15,276    $    (187)
Federal agency issued mortgage-backed
   securities (including collateralized
   mortgage obligations)                         97,310      (1,502)      120,255      (4,404)      217,565       (5,906)
Obligations of state and political
   subdivisions                                   4,964         (60)        1,404         (28)        6,368          (88)
Corporate obligations                         4,716,660     (87,389)      948,837     (38,276)    5,665,497     (125,665)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         345,748      (6,457)       12,782        (502)      358,530       (6,959)
Redeemable preferred stock                           --          --            96          (5)           96           (5)
Affiliated bonds                                 91,018        (982)       12,595        (540)      103,613       (1,522)
                                             ----------    --------    ----------    --------    ----------    ---------
Total temporarily impaired securities        $5,270,976    $(96,577)   $1,095,969    $(43,755)   $6,366,945    $(140,332)
                                             ==========    ========    ==========    ========    ==========    =========

One statistic to which the Company pays particular attention with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the insurer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt portfolio as of December 31, 2006:

             AMORTIZED                UNREALIZED
               COST      FAIR VALUE     LOSSES     PERCENTAGE
            ----------   ----------   ----------   ----------
90% - 99%   $2,671,563   $2,647,612    $(23,951)        78%
80% - 89%       49,781       43,220      (6,561)        22
Below 80%            2           --          (2)        --
            ----------   ----------    --------        ---
            $2,721,346   $2,690,832    $(30,514)       100%
            ==========   ==========    ========        ===

As of December 31, 2006, the Company had one security that was "potentially distressed."

4. DERIVATIVE FINANCIAL INSTRUMENTS

The fair values of the Company's derivative instruments were $190,140 and $111,550 at December 31, 2006 and 2005 and are included in other investments in the consolidated balance sheets. At December 31, 2006 and 2005, the Company had no fair value hedges or hedges of net investments in foreign operations.

CASH FLOW HEDGING STRATEGY

The Company uses interest rate swaps to convert floating rate investments to fixed rate investments. Interest is exchanged periodically on the notional value, with the Company receiving the fixed rate and paying various short-term LIBOR rates on a net exchange basis. For the periods ended April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006, and for the years ended December 31, 2005 and 2004, the ineffective portion of the Company's cash flow hedging instruments, which is recognized in realized investment gains, was not significant. At December 31, 2006 and 2005, the maximum term of interest rate swaps that hedge floating rate investments was 20 years.

The Company also converts its floating rate funding agreements to a fixed rate using interest rate swaps. Concurrent with the issuance of its floating rate funding agreements in June 2005, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

The Company recognized other comprehensive income related to cash flow hedges, net of taxes, of $(498) from April 3 through December 31, 2006, $1,116 from January 1 through April 2, 2006, and $(222) and $(1,426) for the years ended December 31, 2005 and 2004. The Company does not expect to reclassify a significant amount of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during 2007.

Certain swaps serve as economic hedges but do not qualify for hedge accounting under SFAS 133. These swaps are marked-to-market through realized gains. The Company realized investment gains (losses) from these swaps of $386 from April 3 through December 31, 2006, $(198) from January 1 through April 2, 2006, and $(317) and $(382) for the years ended December 31, 2005 and 2004.

The Company recognized gains (losses) of $0 from April 3 through December 31, 2006, $(321) from January 1 through April 2, 2006, and $205 and $362 for the years ended December 31, 2005 and 2004, as a result of the sale of securities purchased through the use of cash flow hedges.

OTHER DERIVATIVES

The Company markets indexed annuities. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, the Company has the opportunity to re-price the equity-indexed component by establishing participation rates, subject to minimum guarantees. The Company purchases options that are highly correlated to the portfolio allocation decisions of its policyholders, such that the Company is economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and interest credited in equal and offsetting amounts. SFAS 133 requires that the Company calculates fair values of index options they will purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options the Company will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are reported in interest credited. Interest credited was decreased by $59,268, $22,700, $17,586 and $20,510 for the periods April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006 and in 2005 and 2004 for the changes in fair value of these liabilities.

In 2006 the Company invested in debt securities with embedded options, which are considered to be derivative instruments under SFAS 133, resulting in realized investment gains of $96. In 2005 and 2004 these derivatives were marked-to-market through realized investment gains, but had an insignificant effect for these years.

Counterparties to derivative instruments expose the Company to credit risk in the event of non-performance. The Company limits this exposure by diversifying among counterparties with high credit ratings. The Company's credit risk exposure on swaps is limited to the fair value of swap agreements that it has recorded as an asset. The Company does not expect any counterparty to fail to meet its obligation.

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1             YEAR ENDED
                                                         THROUGH       THROUGH             DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    ------------------------
                                                          2006           2006          2005         2004
                                                      ------------   -----------   -----------   ----------
Beginning balance                                      $ 1,767,553    $1,671,492    $1,370,443   $1,205,748
Purchase accounting fair value adjustment               (1,767,553)           --            --           --
Cumulative effect of change in accounting principle             --            --            --      (25,296)
Deferral:
   Commissions                                             225,712        69,567       324,639      256,344
   Other                                                    93,733        24,607        81,089       65,770
                                                       -----------    ----------    ----------   ----------
                                                           319,445        94,174       405,728      322,114
Amortization                                                (8,966)      (38,620)     (162,403)    (130,022)
Adjustment related to realized losses (gains)
   on debt securities                                           87           289          (300)      (1,260)
Adjustment related to unrealized losses (gains)
   on securities available-for-sale                         (3,693)       40,218        58,024         (841)
                                                       -----------    ----------    ----------   ----------
Ending balance                                         $   306,873    $1,767,553    $1,671,492   $1,370,443
                                                       ===========    ==========    ==========   ==========

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006:

                                                                                   PERIOD FROM   PERIOD FROM
                                                                                     APRIL 3      JANUARY 1
                                                                                     THROUGH       THROUGH
                                                                                  DECEMBER 31,     APRIL 2,
                                                                                      2006           2006
                                                                                  ------------   -----------
Beginning balance                                                                  $       --        $--
Purchase accounting fair value adjustment                                           1,422,208         --
Adjustments:
   Deferral of commissions and accretion of interest                                   76,618
   Amortization                                                                      (101,935)        --
   Adjustment related to realized gains on debt securities                             (4,846)        --
   Adjustment related to unrealized gains on debt securities available-for-sale       (28,644)        --
                                                                                   ----------        ---
Total adjustments                                                                     (58,807)        --
                                                                                   ----------        ---
Ending balance                                                                     $1,363,401        $--
                                                                                   ==========        ===

Expected approximate amortization percentages relating to the value of business acquired for the next five years are as follows:

2007   10.4%
2008    8.8%
2009    8.2%
2010    7.5%
2011    7.1%

5. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the consolidated balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and the years ended December 31, 2005 and 2004:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1      YEAR ENDED
                                                            THROUGH       THROUGH       DECEMBER 31,
                                                         DECEMBER 31,     APRIL 2,    -----------------
                                                             2006           2006        2005      2004
                                                         ------------   -----------   -------   -------
Beginning balance                                          $ 51,173       $49,208     $37,729   $    --
Purchase accounting fair value adjustment                   (51,173)           --          --        --
Cumulative impact of adoption, including $25,296
   reclassified from deferred policy acquisition costs           --            --          --    25,296
Additional amounts deferred                                  15,644         3,700      17,683    14,748
Amortization                                                   (668)       (1,800)     (6,154)   (2,132)
Adjustment related to realized losses (gains)
   on debt securities                                            --            65         (50)     (183)
                                                           --------       -------     -------   -------
Ending balance                                             $ 14,976       $51,173     $49,208   $37,729
                                                           ========       =======     =======   =======

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies was determined using initial interest rate assumptions ranging from 2.0% to 11.5% and, when applicable, uniform grading over 20 to 30 years to ultimate rates ranging from 2.0% to 6.0%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 5.75% in 2006, 3.0% to 6.3% in 2005, and 3.0% to 6.5% in 2004. The average credited interest rates for universal life-type products were 4.2%, 4.3% and 4.7% for 2006, 2005, and 2004. For annuity products, credited interest rates generally ranged from 3.0% to 9.4% in 2006, 2.8% to 8.8% in 2005, and 3.0% to 8.0% in 2004. The average credited interest rates for annuity products including the SFAS 133 impact were 3.9%, 4.1% and 4.4% for 2006, 2005, and 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses, was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1           YEAR ENDED
                                                THROUGH       THROUGH           DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -----------------------
                                                 2006           2006         2005         2004
                                             ------------   -----------   ----------   ----------
Beginning Balance                             $  111,737     $  113,027   $  118,591   $  123,006
Less reinsurance recoverables                     42,266         42,277       40,771       35,959
                                              ----------     ----------   ----------   ----------
Net balance as of beginning of period             69,471         70,750       77,820       87,047
                                              ----------     ----------   ----------   ----------
Amount incurred:
   Current year                                    6,159          5,216        7,081        7,386
   Prior years                                    (1,712)        (3,122)        (480)      (2,007)
                                              ----------     ----------   ----------   ----------
                                                   4,447          2,094        6,601        5,379
                                              ----------     ----------   ----------   ----------
Less amount paid:
   Current year                                      644            199        1,189          333
   Prior years                                     8,132          3,174       12,482       14,273
                                              ----------     ----------   ----------   ----------
                                                   8,776          3,373       13,671       14,606
                                              ----------     ----------   ----------   ----------
Net balance as of end of period                   65,142         69,471       70,750       77,820
Plus reinsurance recoverables                     43,936         42,266       42,277       40,771
                                              ----------     ----------   ----------   ----------
Balance as of end of period                   $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========
Balance as of end of period included with:
   Total future policy benefits               $1,231,397     $1,255,767   $1,244,257   $1,273,249
   Less: Other future policy benefits          1,123,751      1,145,467    1,132,729    1,156,365
                                              ----------     ----------   ----------   ----------
      A&H future policy benefits                 107,646        110,300      111,528      116,884
                                              ----------     ----------   ----------   ----------
   Total policy and contract claims               41,981         58,442       46,425       37,644
   Less: Other policy and contract claims         40,549         57,005       44,926       35,937
                                              ----------     ----------   ----------   ----------
      A&H policy and contract claims               1,432          1,437        1,499        1,707
                                              ----------     ----------   ----------   ----------
      Total A&H reserves                      $  109,078     $  111,737   $  113,027   $  118,591
                                              ==========     ==========   ==========   ==========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Lower than anticipated claims resulted in favorable adjustments to the liabilities in each year. In 2005, claims incurred increased due to a reduction in valuation interest rates and revision of termination factors which offset the normal decline in claims incurred for this closed block of business. In 2006, incurred and paid amounts have declined due to this being a closed block of business.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the consolidated balance sheets were $142,476 and $88,587.

FUNDING AGREEMENTS

In June 2005, the Company established a program for an unconsolidated special purpose entity, Jefferson Pilot Life Funding Trust I (the Trust), to sell medium-term notes through investment banks to commercial investors. The notes are backed by funding agreements issued by the Company. The funding agreements are investment contracts that do not subject the Company to mortality or morbidity risk. The medium-term notes issued by the Trust are exposed to all the risks and rewards of owning the funding agreements that collateralize them. The funding agreements issued to the Trust are classified as a component of policy liabilities within the consolidated balance sheets. As spread products, funding agreements generate profit to the extent that the rate of return on the investments earned exceeds the interest credited and other expenses.

The Company issued $300,000 of funding agreements in June 2005. The initial funding agreements were issued at a variable rate and provide for quarterly interest payments, indexed to the 3-month LIBOR plus 7 basis points, with principal due at maturity on June 2, 2008. Concurrent with this issuance, the Company executed an interest rate swap for a notional amount equal to the proceeds of the funding agreements. The swap qualifies for cash flow hedge accounting treatment and converts the variable rate of the funding agreements to a fixed rate of 4.28%.

7. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of its statutory financial statements.

The principal differences between SAP and GAAP are (1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
(2) the value of business acquired is not capitalized under SAP, but is under GAAP, (3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (4) the classification and carrying amounts of investments in certain securities are different, (5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, (6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $772,868 and $867,421. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(109,001), $89,986 and $93,599.

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the Company and its subsidiary's adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,773 and $6,924 on deposit with various states in 2006 and 2005.

The General Statues of North Carolina require the Company to maintain capital of $1,200 and minimum unassigned surplus of $300. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of payments, the Company could pay approximately $76,787 in dividends to the Parent in 2007 without approval by North Carolina.

8. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                            PERIOD FROM   PERIOD FROM
                              APRIL 3      JANUARY 1
                              THROUGH       THROUGH     YEAR ENDED DECEMBER 31,
                           DECEMBER 31,     APRIL 2,    -----------------------
                               2006           2006           2005     2004
                           ------------   -----------     --------   --------
Current                       $ 8,572       $12,939       $ 63,307   $116,239
Deferred                       85,645         1,833         48,565    (14,370)
                              -------       -------       --------   --------
Total tax expense             $94,217       $14,772       $111,872   $101,869
                              =======       =======       ========   ========

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH         DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    -------------------
                                           2006           2006        2005       2004
                                       ------------   -----------   --------   --------
Tax rate of 35% times pre-tax income     $102,320       $25,919     $122,044   $111,243
Effect of:
   Tax-preferred investment income         (4,995)       (2,878)      (5,363)    (6,289)
   Release of prior year overaccrual           --        (6,546)          --         --
   Tax credits                             (5,025)       (1,642)      (5,375)    (3,055)
   Other items                              1,917           (81)         566        (30)
                                         --------       -------     --------   --------
      Provision for income taxes         $ 94,217       $14,772     $111,872   $101,869
                                         ========       =======     ========   ========
      Effective tax rate                     32.2%         19.9%        32.1%      32.1%
                                         ========       =======     ========   ========

The Federal income tax asset (liability) is as follows:

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                        2006         2005
                                     ---------     ---------
Current                              $    (193)    $   2,786
Deferred                              (302,722)     (183,773)
                                     ---------     ---------
Total federal income tax liability   $(302,915)    $(180,987)
                                     =========     =========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2006        2005
                                                          ---------   ---------
Deferred income tax assets:
   Differences in policy liabilities                      $ 229,410   $ 377,924
   Deferred compensation                                     21,811      17,438
   Net operating loss carryforward                           21,220          --
   Affordable housing tax credit carryforward                17,730          --
   Other deferred tax assets                                 12,086       7,350
                                                          ---------   ---------
Total deferred tax assets                                   302,257     402,712
Deferred income tax liabilities:
   Deferral of policy acquisition costs                    (447,770)   (467,086)
   Present value in force                                   (21,128)         --
   Net unrealized gains on securities                       (44,645)    (55,320)
   Deferred gain recognition for income tax purposes        (14,262)    (32,268)
   Differences in investment basis                             (639)     (1,110)
   Depreciation differences                                 (59,367)    (19,164)
   Pension costs                                             (7,862)     (9,029)
   Other deferred tax liabilities                            (9,306)     (2,508)
                                                          ---------   ---------
Total deferred tax liabilities                             (604,979)   (586,485)
                                                          ---------   ---------
Net deferred income tax liabilities                       $(302,722)  $(183,773)
                                                          =========   =========

Prior to April 3, 2006, the Company and its affiliates were part of a consolidated Federal income tax filing with Jefferson-Pilot. Effective April 3, 2006, as a result of the merger with LNC, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead, the Company will file a separate federal income tax return. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($14.7) million, $72.7 million, and $35.8 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, is suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. The 2005 and 2006 dividend activity of the Company eliminated the account balance during the suspension period.

The Jefferson-Pilot consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in refunds that are not material to the consolidated results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its consolidated results of operations or financial condition.

9. RETIREMENT BENEFIT PLANS

PENSIONS

The Company's employees participate in the Parent's tax-qualified and nonqualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts issued by the Company. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of the Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent. Pension expense for all years presented was not significant.

Additionally the Company sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit.

DEFINED BENEFIT PLAN

Information regarding the Company's pension plans covering full-time agents is as follows:

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1
                                                            THROUGH       THROUGH      YEAR ENDED
                                                         DECEMBER 31,     APRIL 2,    DECEMBER 31,
                                                             2006           2006          2005
                                                         ------------   -----------   ------------
Change in projected benefit obligation:
   Projected benefit obligation at beginning of period      $28,445       $28,067        $27,202
   Interest cost                                              1,151           383          1,572
   Actuarial loss                                                92         1,068          2,523
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Projected benefit obligation at end of period                27,544        28,445         28,067
                                                            =======       =======        =======
Change in plan assets:
   Fair value of assets at beginning of period               39,570        39,485         40,630
   Actual return on plan assets                               3,763         1,418          1,871
   Transfer in (out) and (expenses)                             122          (260)           214
   Benefits paid                                             (2,144)       (1,073)        (3,230)
                                                            -------       -------        -------
Fair value of assets at end of period                        41,311        39,570         39,485
                                                            =======       =======        =======
Funded status of the plan                                    13,767        11,125         11,418
Unamortized prior service cost                                   --            15             16
Unrecognized net (gain) loss                                 (1,786)        2,733          2,150
                                                            -------       -------        -------
Net amount recognized                                       $11,981       $13,873        $13,584
                                                            =======       =======        =======
Amounts recognized consist of:
Prepaid benefit cost                                        $11,981       $13,873        $13,584
                                                            =======       =======        =======

The accumulated benefit obligation for the Company's defined benefit pension plan was $27,544 and $28,067 at December 31, 2006 and 2005.

The Company uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on the Company's Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                      BEFORE                      AFTER
                                                   APPLICATION     SFAS 158    APPLICATION
                                                   OF SFAS 158   ADJUSTMENTS   OF SFAS 158
                                                   -----------   -----------   -----------
Other assets                                       $   278,531     $27,221     $   305,752
Total assets                                        21,222,139      27,221      21,249,360
Accounts payable, accruals and other liabilities       897,869      17,349         915,218
Total liabilities                                   17,531,433      17,349      17,548,782
Accumulated other comprehensive income                  61,024       9,872          70,896
Total stockholder's equity                           3,690,706       9,872       3,700,578

COMPONENTS OF NET PERIODIC BENEFIT COST

                                       PERIOD FROM   PERIOD FROM
                                         APRIL 3      JANUARY 1        YEAR ENDED
                                         THROUGH       THROUGH        DECEMBER 31,
                                      DECEMBER 31,     APRIL 2,    -----------------
                                          2006           2006        2005      2004
                                      ------------   -----------   -------   -------
Interest cost                            $ 1,151        $ 383      $ 1,572   $ 1,661
Expected return on plan assets            (2,260)        (757)      (3,180)   (3,331)
Amortization of prior service cost            --           --            2        86
                                         -------        -----      -------   -------
Net periodic benefit cost (benefit)      $(1,109)       $(374)     $(1,606)  $(1,584)
                                         =======        =====      =======   =======

ASSUMPTIONS

                                                              2006   2005   2004
                                                              ----   ----   ----
Weighted-average assumptions used to determine benefit
   obligations at December 31:
   Discount rate                                              5.75%  5.50%  6.00%
Weighted-average assumptions used to determine net cost for
   years ended December 31:
   Discount rate, January 1 through April 2                   5.50%   N/A    N/A
   Discount rate                                              5.69%  6.00%  6.25%
   Expected return on plan assets                             8.00%  8.00%  8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate the Company subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year ends 2005 and 2006. Upon acquisition of the Company in April 2006, the discount rate assumption increased due to the secular increase in interest rates from year end 2005 through the date of acquisition.

PLAN ASSETS

The Company's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                                             DECEMBER 31,
                                             ------------
                                             2006    2005
                                             ----    ----
                      Asset category
                         Equity securities     75%     72%
                         Debt securities       25      27
                         Other                 --       1
                                              ---     ---
                         Total                100%    100%
                                              ===     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

CONTRIBUTIONS

The Company is not expected to make a contribution to the pension plan during 2007.

BENEFIT PAYMENTS

The expected benefit payments from the Company's pension plan for the years indicated are as follows:

                            2007                $ 3,136
                            2008                  2,997
                            2009                  2,880
                            2010                  2,763
                            2011                  2,635
                            2012 through 2016    11,040

OTHER POSTRETIREMENT BENEFITS

The Parent sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company re-measured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

Through May 31, 2006, the Company participated in Jefferson-Pilot's defined contribution retirement plan covering most employees and fulltime agents. The Company matched a portion of participant contributions and made profit sharing contributions to a fund that acquired and held Jefferson-Pilot shares through April 2, 2006 and as of April 3, 2006 those shares were converted to shares of the Parent's common stock and going forward shares of the Parent were acquired and held. Plan assets are invested in a trust and under a group variable annuity contract issued by the Company. Plan expense for all years presented was not significant.

Effective June 1, 2006, the Jefferson-Pilot defined contribution retirement plan was merged into the LNC defined contribution retirement plan. The Company matches a portion of participant contributions. Plan assets are invested in a trust.

10. REINSURANCE

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures a portion of individual life insurance risks in excess of its retention, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No credit losses have resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges and total benefits were as follows:

                                            PERIOD FROM   PERIOD FROM
                                              APRIL 3      JANUARY 1         YEAR ENDED
                                              THROUGH       THROUGH         DECEMBER 31,
                                           DECEMBER 31,     APRIL 2,    -------------------
                                               2006           2006        2005       2004
                                           ------------   -----------   --------   --------
Premiums and other considerations direct     $ 84,920       $ 26,197    $118,353   $121,194
Premiums and other considerations
   assumed                                         27              7          (8)        (8)
Less premiums and other considerations
   ceded                                        5,668            778      15,419     16,102
                                             --------       --------    --------   --------
Net premiums and other considerations        $ 79,279       $ 25,426    $102,926   $105,084
                                             ========       ========    ========   ========
Universal life and investment product
   charges, direct and assumed               $393,232       $118,297    $441,894   $377,000
Less universal life and investment
   product charges ceded                       94,341         23,704      78,655     72,330
                                             --------       --------    --------   --------
Net universal life and investment
   product charges                           $298,891       $ 94,593    $363,239   $304,670
                                             ========       ========    ========   ========
Benefits direct                              $752,376       $265,136    $908,226   $872,540
Benefits assumed                                  192            210         952        350
Less reinsurance recoveries                    80,863         36,691      82,948     90,545
                                             --------       --------    --------   --------
Net benefits                                 $671,705       $228,655    $826,230   $782,345
                                             ========       ========    ========   ========

11. OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, along with related tax effects, were as follows:

                                                  UNREALIZED
                                                   GAINS ON      DERIVATIVE      ADJUSTMENT
                                                  AVAILABLE-     FINANCIAL      TO INITIALLY
                                                   FOR-SALE     INSTRUMENTS        APPLY
                                                  SECURITIES   GAINS/(LOSSES)     SFAS 158       TOTAL
                                                  ----------   --------------   ------------   ---------
BALANCE AT JANUARY 1, 2004                         $ 243,236       $   707         $   --      $ 243,943
Unrealized holding losses arising during
   period, net of $568 tax benefit                    (1,058)           --             --         (1,058)
Change in fair value of derivatives, net of
   $768 tax benefit                                       --        (1,426)            --         (1,426)
Less: reclassification adjustment
   Losses realized in net income, net of $5,775
      tax benefit                                    (10,726)           --             --        (10,726)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2004                         252,904          (719)            --        252,185
Unrealized holding losses arising during
   period, net of $84,860 tax benefit               (157,596)           --             --       (157,596)
Change in fair value of derivatives, net of
   $120 tax benefit                                       --          (222)            --           (222)
Less: reclassification adjustment
   Losses realized in net income, net of $4,508
      tax benefit                                     (8,371)           --             --         (8,371)
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2005                         103,679          (941)            --        102,738
Unrealized holding losses arising during
   period, net of $90,373 tax benefit               (167,835)           --             --       (167,835)
Change in fair value of derivatives, net of
   $600 tax benefit                                       --         1,116             --          1,116
Less: reclassification adjustment
   Losses realized in net income, net of $1,302
      tax benefit                                     (2,419)           --             --         (2,419)
                                                   ---------       -------         ------      ---------
Balance at April 2, 2006                             (61,737)          175             --        (61,562)
Acquisition by Lincoln National Corporation:
Purchase accounting elimination of AOCI               61,737          (175)            --         61,562
                                                   ---------       -------         ------      ---------
Balance at April 3, 2006                                  --            --             --             --
Unrealized holding gains arising during
   period, net of $33,808 tax benefit                 62,787            --             --         62,787
Change in fair value of derivatives, net of
   $273 tax benefit                                       --          (498)            --           (498)
Less: Adjustment to initially apply SFAS 158              --            --          9,872          9,872
Gains realized in net income, net of
   $681 tax                                            1,265            --             --          1,265
                                                   ---------       -------         ------      ---------
BALANCE AT DECEMBER 31, 2006                       $  61,522       $  (498)        $9,872      $  70,896
                                                   =========       =======         ======      =========

12. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199,010, $235,596 and $202,368 in 2006, 2005 and 2004, for general management and investment services provided by the Company, of which $45,885 and $24,911 remained receivable as of December 31, 2006 and 2005, related to these agreements. The Company also made various disbursements to its affiliates, of which $8,068 and $6,292 remained payable as of December 31, 2006 and 2005. These balances are included in other assets on the consolidated balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the consolidated balance sheets as of December 31:

                                                                                  2006      2005
                                                                                -------   -------
Lincoln Financial Media Company (affiliate) Senior Promissory Notes due 2005
   through 2013, interest ranging from 4.2% to 7.7%                             $11,852   $16,246
Lincoln National Corporation (Parent) Senior Notes Series due 2008 interest
   4.6%                                                                          92,000    92,000

The Company recognized interest income totaling $3,667 from April 3 through December 31, 2006, $1,317 from January 1 through April 2, 2006, and $5,117 and $5,601 for the years ended December 31, 2005 and 2004, related to the preceding assets.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expense of $11 from April 3 through December 31, 2006, $3 from January 1 through April 2, 2006, and $20 and $30 for the years ended December 31, 2005 and 2004, related to this agreement.

During 1999, the Company paid an affiliate, Jefferson Pilot Financial Life Insurance Company (JPFIC) $100,000 in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006 and 2005, the cash surrender value of this policy totaled approximately $147,884 and $140,730.

The Company paid dividends to the Parent of $2,200 from April 3 through December 31, 2006, $0 from January 1 through April 2, 2006, and $89,000 and $10,000 for the years ended December 31, 2005 and 2004.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and fair values of financial instruments as of December 31 were as follows:

                                                                 2006                        2005
                                                      -------------------------   -------------------------
                                                        CARRYING        FAIR        CARRYING        FAIR
                                                          VALUE        VALUE          VALUE        VALUE
                                                      -----------   -----------   -----------   -----------
FINANCIAL ASSETS
Debt securities available-for-sale                    $13,243,588   $13,243,588   $11,340,518   $11,340,518
Debt securities held-to-maturity                               --            --     1,325,157     1,378,716
Equity securities available-for-sale                          549           549           427           427
Mortgage loans on real estate                           2,376,014     2,421,664     2,417,618     2,553,161
Policy loans                                              279,686       305,635       258,362       289,140
Derivative financial instruments                          190,594       190,594       111,550       111,550
FINANCIAL LIABILITIES
Annuity contract liabilities in  accumulation phase     6,935,423     6,149,237     7,001,788     6,295,549
Funding agreements                                        301,405       301,405       301,157       301,157
Securities sold under repurchase agreements                    --            --       300,835       300,835

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the consolidated balance sheets due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the consolidated balance sheets.

The fair values of debt and equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the contracts.

The fair value of the funding agreements approximates the carrying value since interest is based on a variable rate. The above carrying and fair value amounts at December 31, 2006 include $1,405 in accrued interest.

The fair value of the liability for securities sold under repurchase agreements approximates its carrying amount, which includes accrued interest.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the Company's consolidated balance sheets, approximated $203,570 as of December 31, 2006.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

15. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection, formerly referred to as Benefit Partners. Through its Retirement Products segment, Employer Markets provides employer-sponsored corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees. The Company also has "Other Operations", which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to its business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company' consolidated results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                            APRIL 3       JANUARY 1          YEAR ENDED
                                            THROUGH        THROUGH          DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    -----------------------
                                              2006           2006         2005         2004
                                          ------------   -----------   ----------   ----------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                 $  384,340      $134,073    $  453,326   $  440,099
      Life Insurance                          624,443       197,345       767,528      691,642
                                           ----------      --------    ----------   ----------
         Individual Markets Total           1,008,783       331,418     1,220,854    1,131,741
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      77,804        25,935       103,581      106,806
      Group Protection                          8,089         3,069         9,919       11,774
                                           ----------      --------    ----------   ----------
         Employer Markets Total                85,893        29,004       113,500      118,580
                                           ----------      --------    ----------   ----------
Other Operations                               43,752        13,117        67,111       66,183
Net realized gain (loss) on investments        (4,446)       (4,046)       (4,529)     (12,218)
                                           ----------      --------    ----------   ----------
   Total                                   $1,133,982      $369,493    $1,396,936   $1,304,286
                                           ==========      ========    ==========   ==========
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                 $   45,787      $ 16,640    $   56,758   $   53,464
      Life Insurance                          122,583        32,792       136,346      124,656
                                           ----------      --------    ----------   ----------
         Individual Markets Total             168,370        49,432       193,104      178,120
                                           ----------      --------    ----------   ----------
   Employer Markets:
      Retirement Products                      12,549         3,675        12,090       11,256
      Group Protection                          3,241         1,322         2,995        5,143
                                           ----------      --------    ----------   ----------
         Employer Markets Total                15,790         4,997        15,085       16,399
                                           ----------      --------    ----------   ----------
Other Operations                               16,857         7,481        31,579       29,389
Cumulative effect of change                        --            --            --       (9,356)
Net realized gain (loss) on investments        (2,890)       (2,630)       (2,944)      (7,942)
                                           ----------      --------    ----------   ----------
NET INCOME                                 $  198,127      $ 59,280    $  236,824   $  206,610
                                           ==========      ========    ==========   ==========

                                     DECEMBER 31,
                             -------------------------
                                2006          2005
                             -----------   -----------
ASSETS:
   Individual Markets:
      Individual Annuities   $ 8,612,968   $ 8,068,493
      Life Insurance           9,146,659     9,126,790
   Employer Markets:
      Retirement Products      1,683,445     1,660,498
      Group Protection           134,449       150,219
   Other Operations            1,671,839      (328,703)
                             -----------   -----------
      Total                  $21,249,360   $18,677,297
                             ===========   ===========

16. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123(R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the period April 3 through December 31, 2006 was $4,418 related to the various LNC stock incentive plans. Total stock-based compensation expense allocated to the Company for the period January 1 through April 2, 2006 was $6,312. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's consolidated statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $3,401 on April 2, 2006.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

                                                              2006       2005
                                                            --------   ---------
                                                                (IN MILLIONS)
                                                            --------------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $31,204; 2005 --
         $31,267)                                           $ 31,840   $ 32,245
      Equity (cost: 2006 -- $191; 2005 -- $95)                   203        101
   Trading securities                                          2,820      2,985
   Mortgage loans on real estate                               3,571      3,662
   Real estate                                                   175        182
   Policy loans                                                1,898      1,858
   Derivative investments                                         49         41
   Other investments                                             657        423
                                                            --------   --------
         Total Investments                                    41,213     41,497
Cash and invested cash                                         1,308      1,962
Deferred acquisition costs and value of business acquired      4,859      4,418
Premiums and fees receivable                                     283        285
Accrued investment income                                        477        500
Amounts recoverable from reinsurers                            6,798      6,955
Goodwill                                                         919        919
Other assets                                                   1,112      1,091
Assets held in separate accounts                              69,099     56,427
                                                            --------   --------
         Total Assets                                       $126,068   $114,054
                                                            ========   ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                      $ 10,350   $ 10,384
   Investment contract and policyholder funds                 34,753     35,273
                                                            --------   --------
         Total Insurance and Investment Contract
            Liabilities                                       45,103     45,657
Short-term debt                                                   21         34
Long-term debt                                                 1,390      1,250
Reinsurance related derivative liability                         218        278
Funds withheld reinsurance liabilities                         1,816      1,711
Deferred gain on indemnity reinsurance                           759        835
Other liabilities                                              2,069      2,536
Liabilities related to separate accounts                      69,099     56,427
                                                            --------   --------
         Total Liabilities                                   120,475    108,728
                                                            --------   --------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 9)
SHAREHOLDER'S EQUITY:
Common stock -- 10,000,000 shares authorized                      25         25
Retained earnings                                              5,268      4,848
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale          315        452
   Net unrealized gain/(loss) on derivative instruments           (9)         7
   Minimum pension liability adjustment                           --         (6)
   Adjustment to initially apply SFAS 158                         (6)        --
                                                            --------   --------
         Total Accumulated Other Comprehensive Income            300        453
                                                            --------   --------
         Total Shareholder's Equity                            5,593      5,326
                                                            --------   --------
         Total Liabilities and Shareholder's Equity         $126,068   $114,054
                                                            ========   ========

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Insurance premiums                        $   54   $   67   $  158
Insurance fees                             1,841    1,575    1,405
Net investment income                      2,594    2,592    2,593
Realized gain (loss) on investments            2      (16)     (45)
Amortization of deferred gain on
   indemnity reinsurance                      76       77       87
Other revenue and fees                       258      316      275
                                          ------   ------   ------
   Total Revenue                           4,825    4,611    4,473
                                          ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                   2,178    2,122    2,143
Underwriting, acquisition, insurance
   and other expenses                      1,577    1,544    1,475
Interest and debt expense                     80       78       79
                                          ------   ------   ------
   Total Benefits and Expenses             3,835    3,744    3,697
                                          ------   ------   ------
Income before Federal Income Taxes           990      867      776
Federal income taxes                         247      223      193
                                          ------   ------   ------
Income before Cumulative Effect of
   Accounting Changes                        743      644      583
Cumulative Effect of Accounting Changes
   (net of Federal income taxes)              --       --      (26)
                                          ------   ------   ------
   Net Income                             $  743   $  644   $  557
                                          ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                            2006     2005     2004
                                           ------   ------   ------
                                                 (IN MILLIONS)
                                           ------------------------
COMMON STOCK:
Balance at beginning and end-of-year       $   25   $   25   $   25
RETAINED EARNINGS:
Balance at beginning-of-year                4,848    4,385    3,856
Comprehensive income                          596      315      566
Less other comprehensive income (loss)
   (net of federal income tax):
   Net unrealized gain (loss) on
      securities available-for-sale,
      net of reclassification adjustment     (137)    (329)      23
   Net unrealized loss on derivative
      instruments                             (16)      (7)     (10)
   Minimum pension liability adjustment         6        7       (4)
                                           ------   ------   ------
Net Income                                    743      644      557
Additional investment by Lincoln
   National Corporation/Stock
   Compensation                                27       19      122
Dividends declared                           (350)    (200)    (150)
                                           ------   ------   ------
      Balance at End-of-Year                5,268    4,848    4,385
                                           ------   ------   ------
NET UNREALIZED GAIN ON SECURITIES
   AVAILABLE-FOR-SALE:
Balance at beginning-of-year                  452      781      758
Change during the year                       (137)    (329)      23
                                           ------   ------   ------
      Balance at End-of-Year                  315      452      781
                                           ------   ------   ------
NET UNREALIZED GAIN ON DERIVATIVE
   INSTRUMENTS:
Balance at beginning-of-year                    7       14       24
Change during the year                        (16)      (7)     (10)
                                           ------   ------   ------
      Balance at End-of-Year                   (9)       7       14
                                           ------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at beginning-of-year                   (6)     (13)      (9)
Change during the year                          6        7       (4)
                                           ------   ------   ------
      Balance at End-of-Year                   --       (6)     (13)
                                           ------   ------   ------
ADJUSTMENT TO INITIALLY APPLY SFAS 158:        (6)      --       --
                                           ------   ------   ------
Total Shareholder's Equity at End-of-Year  $5,593   $5,326   $5,192
                                           ======   ======   ======

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              2006      2005      2004
                                                            -------   -------   -------
                                                                   (IN MILLIONS)
                                                            ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $   743   $   644   $   557
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Deferred acquisition costs and value of business
      acquired                                                 (391)     (430)     (350)
   Premiums and fees receivable                                   2        54       112
   Accrued investment income                                     23        (4)       (5)
   Insurance policy and claim reserves                          (14)   (1,082)   (1,347)
   Net trading securities purchases, sales and maturities       165       (72)      (99)
   Cumulative effect of accounting change                        --        --        39
   Investment contract and policyholder funds                   778     1,893     1,536
   Amounts recoverable from reinsurers                          157       101       375
   Federal income taxes                                          43       144       121
   Stock-based compensation expense                              --        18        19
   Depreciation                                                  27        64        48
   Realized gain (loss) on investments and derivative
      instruments                                                (2)       16        59
   Gain on sale of subsidiaries/business                         --        --       (14)
   Amortization of deferred gain                                (76)      (77)      (87)
   Other                                                       (210)     (607)     (275)
                                                            -------   -------   -------
      Net Adjustments                                           502        18       132
                                                            -------   -------   -------
      Net Cash Provided by Operating Activities               1,245       662       689
                                                            -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available-for-sale:
   Purchases                                                 (6,487)   (5,725)   (9,001)
   Sales                                                      4,181     3,767     4,740
   Maturities                                                 2,282     2,392     2,468
Purchase of other investments                                  (408)   (1,008)   (1,938)
Sale or maturity of other investments                           104     1,151     2,187
Proceeds from disposition of business                            --        --        10
Other                                                          (155)        9       146
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Investing Activities      (483)      586    (1,388)
                                                            -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt                                      140        --        47
Payment of long-term debt                                        --       (47)       --
Net decrease in short-term debt                                 (13)        2       (10)
Universal life and investment contract deposits               4,791     4,783     4,928
Universal life and investment contract withdrawals           (4,268)   (3,755)   (3,353)
Investment contract transfers                                (1,821)   (1,483)   (1,336)
Increase in cash collateral on loaned securities                 --        45       181
Increase in funds withheld liability                            105       131        87
Capital contribution from shareholder                            --        --       100
Dividends paid to shareholders                                 (350)     (200)     (150)
                                                            -------   -------   -------
      Net Cash Provided by (Used in) Financing Activities    (1,416)     (524)      494
                                                            -------   -------   -------
      Net Increase (Decrease) in Cash and Invested Cash        (654)      724      (205)
                                                            -------   -------   -------
Cash and Invested Cash at Beginning-of-Year                   1,962     1,238     1,443
                                                            -------   -------   -------
      Cash and Invested Cash at End-of-Year                 $ 1,308   $ 1,962   $ 1,238
                                                            =======   =======   =======

See accompanying notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

The accompanying Consolidated Financial Statements include The Lincoln National Life Insurance Company ("the Company") and its majority-owned subsidiaries ("LNL" or the "Company" which may be referred to as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries:
First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively.

On April 3, 2006, LNC acquired the Jefferson-Pilot Corporation ("Jefferson-Pilot"). As a result of this transaction, the following affiliates of Jefferson-Pilot became affiliates of LNC: Jefferson Pilot Financial Insurance Company ("JPFIC"), which is domiciled in Nebraska; Jefferson-Pilot Life Insurance Company ("JPL"), which is domiciled in North Carolina; and JPFIC's wholly owned subsidiary Jefferson-Pilot LifeAmerica Insurance Company ("JP LifeAmerica"), which is domiciled in the state of New Jersey and commercially domiciled in New York.

On January 17, 2007, The Nebraska Insurance Department approved the merger of JPFIC with and into LNL. The Indiana Department of Insurance has not yet issued its final approval due to a limitation in its laws regarding approval of a transaction in excess of 90 days before closing. The anticipated effective date of the proposed transaction is July 2, 2007.

On February 15, 2007, the North Carolina Department of Insurance approved the merger of JPL, with and into LNL. The Indiana Department of Insurance approved the merger on February 15, 2007. The expected effective date of the merger is April 2, 2007.

On February 22, 2007, the New Jersey Department of Banking and Insurance approved a request to redomicle JPLA from New Jersey to New York. The New York Insurance Department is reviewing for approval a request to redomicile JPLA to New York, and then merge Lincoln Life & Annuity Company of New York with and into JPLA. Subject to the New York Insurance Department approval, the effective date of these proposed transactions is April 2, 2007. The surviving merged company will adopt the name Lincoln Life & Annuity Company of New York.

LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories. Operations are divided into two business segments: Individual Markets and Employer Markets (see Note 11). These Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States.

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, deferred sales inducements, insurance and investment contract liabilities, deferred front end loads, pension plans, income taxes and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized gain
(loss) on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of DAC and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments not designated as hedging instruments but are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") and the unamortized balance is reported in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REINSURANCE.

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

GOODWILL AND OTHER INTANGIBLE ASSETS.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of only of DSI as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us and our insurance subsidiaries for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these policy benefits are payable.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques and
3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1% of the face amount of insurance in-force, and dividend expenses were $70 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 31% of permanent life insurance in-force at December 31, 2006 and approximately 67% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES.

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS.

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES.

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES.

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK-BASED COMPENSATION.

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to shareholder's equity. For additional information on stock-based incentive compensation see Note 8.

INCOME TAXES.

We and our eligible subsidiaries have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Consolidated Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, LNC adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). LNC's results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments" references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit postretirement plans as either an asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a reduction to accumulated other comprehensive income of $6 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We will adopt this new accounting guidance effective January 1, 2007, primarily impacting our Individual Markets Annuities business. The adoption of this new guidance will impact our assumptions for lapsation used in the amortization of DAC and VOBA on certain blocks of our business. Our adoption will result in a reduction to our DAC and VOBA balances between $20 million to $50 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $3 million to $20 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                              AMORTIZED
                                                COST       GAINS   LOSSES   FAIR VALUE
                                              ---------   ------   ------   ----------
                                                            (IN MILLIONS)
                                              ----------------------------------------
2006:
   Corporate bonds                             $24,262    $  807   $(238)     $24,831
   U.S. Government bonds                           141         7      --          148
   Foreign government bonds                        689        58      (2)         745
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             389         3      (5)         387
      Collateralized mortgage obligations        3,156        18     (43)       3,131
      Commercial Mortgage Backed Securities      2,235        37     (19)       2,253
      Other asset-backed securities                130         3      --          133
   State and municipal bonds                       113         2      (1)         114
   Redeemable preferred stocks                      89         9      --           98
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,204       944    (308)      31,840
   Equity securities                               191        14      (2)         203
                                               -------    ------   -----      -------
         Total                                 $31,395    $  958   $(310)     $32,043
                                               =======    ======   =====      =======
2005:
   Corporate bonds                             $24,190    $1,106   $(241)     $25,055
   U.S. Government bonds                           143        12      --          155
   Foreign government bonds                        839        62      (3)         898
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             453         5      (6)         452
      Collateralized mortgage obligations        2,982        25     (34)       2,973
      Commercial Mortgage Backed Securities      2,350        52     (20)       2,382
      Other asset-backed securities                 99         3      --          102
   State and municipal bonds                       123         4      (1)         126
   Redeemable preferred stocks                      88        14      --          102
                                               -------    ------   -----      -------
         Total fixed maturity securities        31,267     1,283    (305)      32,245
Equity securities                                   95         6      --          101
                                               -------    ------   -----      -------
         Total                                 $31,362    $1,289   $(305)     $32,346
                                               =======    ======   =====      =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Due in one year or less                    $ 1,052    $ 1,056
Due after one year through  five years       6,605      6,759
Due after five years through  ten years      8,538      8,630
Due after ten years                          9,099      9,491
                                           -------    -------
   Subtotal                                 25,294     25,936
Asset and mortgage-backed securities         5,910      5,904
                                           -------    -------
   Total                                   $31,204    $31,840
                                           =======    =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset/mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                          AMORTIZED     FAIR
                                            COST        VALUE
                                          ---------   --------
                                              (IN MILLIONS)
                                          --------------------
Below 5%                                    $   91     $   91
5%-6%                                        2,458      2,419
6%-7%                                        2,179      2,178
Above 7%                                     1,182      1,216
                                            ------     ------
   Total                                    $5,910     $5,904
                                            ======     ======

The quality ratings of fixed maturity securities available-for-sale are as follows:

    NAIC           RATING AGENCY
DESIGNATION   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $19,335       60.7%
     2        BBB                         10,147       31.9%
     3        BB                           1,420        4.5%
     4        B                              748        2.3%
     5        CCC and lower                  169        0.5%
     6        In or near default              21        0.1%
                                         -------      -----
                                         $31,840      100.0%
                                         =======      =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $1,970   $1,959   $1,932
Equity securities  available-for-sale              10        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     271      288      350
Real estate                                        37       48       25
Policy loans                                      120      118      119
Invested cash                                      53       46       21
Other investments                                  61       61       54
                                               ------   ------   ------
   Investment revenue                           2,703    2,703    2,682
Investment expense                                109      111       89
                                               ------   ------   ------
   Net investment income                       $2,594   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Corporate bonds                         $2,140   $2,282
U.S. Government bonds                      331      322
Foreign government bonds                    45       52
Asset and mortgage-backed securities:
   Mortgage pass-through securities         24       29
   Collateralized mortgage obligations     111      113
   Commercial Mortgage Backed Securities   133      149
   Other asset-backed securities             8        9
State and municipal bonds                   18       19
Redeemable preferred stocks                  8        8
                                        ------   ------
      Total fixed maturity securities    2,818    2,983
Equity securities                            2        2
                                        ------   ------
      Total                             $2,820   $2,985
                                        ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows:

                                                                    2006    2005   2004
                                                                    ----    ----   -----
                                                                        (IN MILLIONS)
                                                                    --------------------
Realized loss on investments and derivative instruments             $(2)   $(21)   $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5      (1)
Gain on sale of subsidiaries/business                                --      --      14
                                                                    ---    ----    ----
Total realized gain (loss) on investments                           $ 2    $(16)   $(45)
                                                                    ===    ====    ====

The detail of the realized loss on investments and derivative instruments is as follows:

                                                 2006   2005    2004
                                                -----   ----   -----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities  available-for-sale
   Gross gain                                    $103   $113   $ 107
   Gross loss                                     (82)   (90)   (115)
Equity securities available-for-sale
   Gross gain                                       1      8      19
   Gross loss                                      --     --      (1)
Other investments                                   9     10       4
Associated amortization of  deferred
   acquisition costs and  provision for
   policyholder  commitments                      (31)   (52)    (51)
Investment expenses                                (2)    (9)    (10)
                                                -----   ----   -----
Total Investments                                  (2)   (20)    (47)
Derivative instruments net of  associated
   amortization of  deferred acquisition
   costs                                           --     (1)    (11)
                                                -----   ----   -----
   Total investments and derivative
      instruments                                $ (2)  $(21)  $ (58)
                                                =====   ====   =====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                2006   2005   2004
                                ----   ----   ----
                                   (IN MILLIONS)
                                ------------------
Fixed maturity securities        $56    $19    $67
available-for-sale
Mortgage loans on real estate      1     (6)    (2)
                                 ---    ---    ---
Total                            $57    $13    $65
                                 ===    ===    ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                             2006    2005   2004
                            -----   -----   ----
                                (IN MILLIONS)
                            --------------------
Fixed maturity securities   $(342)  $(839)   $61
Equity securities               6      (6)    (6)
                            -----   -----    ---
Total                       $(336)  $(845)   $55
                            =====   =====    ===

For securities available for sale held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                               FAIR    % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                              VALUE     VALUE      COST          COST        LOSS           LOSS
                             -------   ------   ---------   -----------   ----------   ------------
                                                          (IN MILLIONS)
                             ----------------------------------------------------------------------
2006
less than or equal to
 90 days                     $ 3,646     27.5%   $ 3,672        27.0%       $ (26)          8.4%
greater than 90 days but
 less than or equal 180 days     112      0.8%       115         0.9%          (3)          1.0%
greater than 180 days but
 less than or equal 270 days     842      6.3%       861         6.3%         (19)          6.1%
greater than 270 days but
 less than or equal 1 year     1,456     11.0%     1,492        11.0%         (36)         11.6%
greater than 1 year            7,226     54.4%     7,452        54.8%        (226)         72.9%
                             -------    -----    -------       -----        -----         -----
   Total                     $13,282    100.0%   $13,592       100.0%       $(310)        100.0%
                             =======    =====    =======       =====        =====         =====
2005
less than or equal to
 90 days                     $ 3,006     27.6%   $ 3,039        27.1%       $ (33)         10.8%
greater than 90 days but
 less than or equal 180 days   5,152     47.4%     5,258        47.1%        (106)         34.8%
greater than 180 days but
 less than or equal 270 days     374      3.4%       384         3.4%         (10)          3.3%
greater than 270 days but
 less than or equal 1 year       789      7.2%       822         7.3%         (33)         10.8%
greater than 1 year            1,570     14.4%     1,693        15.1%        (123)         40.3%
                             -------    -----    -------       -----        -----         -----
   Total                     $10,891    100.0%   $11,196       100.0%       $(305)        100.0%
                             =======    =====    =======       =====        =====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                               OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                     MONTHS                 MONTHS                  TOTAL
                                              --------------------   --------------------   ---------------------
                                                           GROSS                  GROSS                   GROSS
                                                FAIR    UNREALIZED    FAIR     UNREALIZED     FAIR     UNREALIZED
                                               VALUE      LOSSES      VALUE      LOSSES       VALUE      LOSSES
                                              -------   ----------   -------   ----------   --------   ----------
                                                                         (IN MILLIONS)
                                              -------------------------------------------------------------------
2006:
   Corporate bonds                            $ 4,527    $   (71)    $ 4,892    $  (167)    $  9,419     $(238)
   U.S. Government bonds                            3         --          --         --            3        --
   Foreign government bonds                        56         (1)         62         (1)         118        (2)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities             63         --         223         (5)         286        (5)
      Collateralized mortgage obligations         890         (7)      1,320        (36)       2,210       (43)
      Commercial Mortgage Backed Securities       451         (3)        663        (16)       1,114       (19)
      Other asset-backed securities                --         --          21         --           21        --
   State and municipal bonds                       16         --          44         (1)          60        (1)
   Redeemable preferred stocks                     --         --           1         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        6,006        (82)      7,226       (226)      13,232      (308)
Equity securities                                  50         (2)         --         --           50        (2)
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 6,056    $   (84)    $ 7,226    $  (226)    $ 13,282     $(310)
                                              =======    =======     =======    =======     ========     =====
2005:
   Corporate bonds                            $ 6,300    $  (132)    $ 1,235    $  (109)    $  7,535     $(241)
   U.S. Government bonds                           --         --          --         --           --        --
   Foreign government bonds                       169         (3)         38         --          207        (3)
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            320         (4)         39         (2)         359        (6)
      Collateralized mortgage obligations       1,589        (27)        145         (7)       1,734       (34)
      Commercial Mortgage Backed Securities       888        (16)        100         (4)         988       (20)
      Other asset-backed securities                23         --          --         --           23        --
   State and municipal bonds                       31         --          13         (1)          44        (1)
   Redeemable preferred stocks                      1         --          --         --            1        --
                                              -------    -------     -------    -------     --------     -----
         Total fixed maturity securities        9,321       (182)      1,570       (123)      10,891      (305)
Equity securities                                  --         --          --         --           --        --
                                              -------    -------     -------    -------     --------     -----
         Total                                $ 9,321    $  (182)    $ 1,570    $  (123)    $ 10,891     $(305)
                                              =======    =======     =======    =======     ========     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 - Fair Value of Financial Instruments to the Consolidated Financial Statements for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real estate" and "Other assets," which includes property and equipment, include accumulated depreciation as follows:

                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Real estate               $ 25   $ 19
Property and equipment     240    255


Impaired mortgage loans along with the related allowance for losses are as follows:

                                            2006   2005
                                            ----   ----
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses     $27    $66
Allowance for losses                          (1)    (9)
                                             ---    ---
   Net impaired loans                        $26    $57
                                             ===    ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Balance at beginning-of-year          $ 9    $15    $17
Provisions for losses                   1      2      5
Releases due to principal paydowns     (9)    (8)    (7)
                                      ---    ---    ---
   Balance at end-of-year             $ 1    $ 9    $15
                                      ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                  (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $41    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $15 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,072 million. This includes $283 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense is as follows:

                       2006   2005   2004
                       ----   ----   ----
                          (IN MILLIONS)
                       ------------------
Current                $148   $111   $ 98
Deferred                 99    112     95
                       ----   ----   ----
   Total tax expense   $247   $223   $193
                       ====   ====   ====

The effective tax rate on pre-tax income from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $347   $303   $272
Effect of:
   Tax-preferred investment income    (80)   (63)   (69)
   Tax credits                        (16)   (14)   (14)
   Other                               (4)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $247   $223   $193
                                     ====   ====   ====
      Effective tax rate               25%    26%    25%

The Federal income tax liability, included in other liabilities on the Consolidated Balance Sheets is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                         -----------
Current                                   $20    $77
Deferred                                   28     24
                                          ---   ----
   Total Federal income tax liability     $48   $101
                                          ===   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,275   $1,206
Reinsurance deferred gain                                 265      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      111      100
Ceding commission asset                                     9       11
Other                                                      89       53
                                                        -----    -----
   Total deferred tax assets                            1,839    1,774
                                                        -----    -----
Deferred tax liabilities:
Deferred acquisition costs                              1,208      998
Net unrealized gain on securities available-for-sale      230      351
Trading security gains                                     74       91
Present value of business in-force                        238      260
Other                                                     117       98
                                                        -----    -----
   Total deferred tax liabilities                       1,867    1,798
                                                        -----    -----
Net deferred tax liability                             $   28   $   24
                                                       ======   ======

We and our affiliates are part of a consolidated Federal income tax filing with LNC. Cash paid for Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  --   $   1   $  --
Insurance ceded                      (827)   (767)   (640)
                                    -----   -----   -----
   Net reinsurance
      premiums and fees             $(827)  $(766)  $(640)
                                    =====   =====   =====

The 2005 and 2004 amounts reported above for insurance ceded to other companies have been adjusted to conform to the 2006 presentation. These adjustments had no effect on insurance premiums, fees or net income presented in the Consolidated Statements of Income as the gross premiums and fees were offset by equal amounts.

The income statement caption, "Benefits," is net of reinsurance recoveries of $0.7 billion for 2006 and 2005 and $0.6 billion for 2004.

A roll forward of DAC is as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                         (IN MILLIONS)
                                   ------------------------
Balance at beginning-of-year       $3,676   $2,904   $2,552
Deferral                            1,062      934      868
Amortization                         (608)    (427)    (415)
Adjustment related to realized
   gains on securities
   available-for-sale                 (39)     (48)     (46)
Adjustment related to unrealized
   losses on securities
   available-for-sale                  90      313      (16)
Cumulative effect of
   accounting change                   --       --      (39)
                                   ------   ------   ------
Balance at end-of-year             $4,181   $3,676   $2,904
                                   ======   ======   ======

A roll forward of VOBA is as follows:

                                 2006   2005    2004
                                 ----   ----   -----
                                    (IN MILLIONS)
                                 -------------------
Balance at beginning-of-year     $742   $819   $ 922
   Amortization, net              (63)   (77)   (103)
   Adjustment related to
      realized gains on
      securities
      available-for-sale           (1)    --      --
                                 ----   ----   -----
Balance at end-of-year           $678   $742   $ 819
                                 ====   ====   =====

Future estimated amortization of VOBA is as follows (in millions):

2007-$63   2008-$66          2009-$64
2010-$62   2011-$41   Thereafter-$382

Realized losses on investments and derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $39 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of DSI, included in Other assets on the Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                 (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $129   $ 85   $ 45
   Capitalized                   70     60     50
   Amortization                 (21)   (16)   (10)
                               ----   ----   ----
Balance at end-of-year         $178   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, acquisition, insurance and other expenses," are as follows:

                                    2006     2005     2004
                                   ------   ------   ------
                                        (IN MILLIONS)
                                   ------------------------
Commissions                        $1,043   $  899   $1,208
General and administrative
   expenses                           816      966      532
DAC and VOBA deferrals,
   net of amortization               (391)    (431)    (350)
Taxes, licenses and fees               96       81       85
Restructuring charges - includes
   merger-integration expenses         13       29       --
                                   ------   ------   ------
   Total                           $1,577   $1,544   $1,475
                                   ======   ======   ======

The carrying amount of goodwill by reportable segment as of December 31, is as follows:

                         2006   2005
                         ----   ----
                        (IN MILLIONS)
                         -----------
Individual Markets:
   Life Insurance        $855   $855
   Annuities               44     44
Employer Markets:
   Retirement Products     20     20
                         ----   ----
   Total                 $919   $919
                         ====   ====

Details underlying the balance sheet caption, "Insurance contract and policyholder funds," are as follows:

                              2006      2005
                            -------   -------
                              (IN MILLIONS)
                            -----------------
Premium deposit funds       $20,499   $21,755
Other policyholder funds     13,666    12,975
Deferred front end loads        486       432
Undistributed earnings on
   participating business       102       111
                            -------   -------
   Total                    $34,753   $35,273
                            =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                          2006     2005
                                         ------   ------
                                          (IN MILLIONS)
                                         ---------------
Short-term debt                          $   21   $   34
                                         ======   ======
Long-term debt:
Note due Lincoln National Corporation,
   due September 2008                    $  140   $   --
Surplus notes due Lincoln National
   Corporation:
   6.56% surplus note, due 2028             500      500
   6.03% surplus note, due 2028             750      750
                                         ------   ------
Total Surplus Notes                       1,250    1,250
                                         ------   ------
   Total long-term debt                  $1,390   $1,250
                                         ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $99 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where we contractually guarantee to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                       2006    2005
                                      -----   -----
                                    IN EVENT OF DEATH
                                  ---------------------
                                  (DOLLARS IN BILLIONS)
                                  ---------------------
Return of net deposit
   Account value                      $38.3   $31.9
   Net amount at risk                   0.1     0.1
   Average attained age of
      contractholders                    54      53
Return of net deposits plus a
   minimum return
   Account value                      $ 0.4   $ 0.3
   Net amount at risk                    --      --
   Average attained age of
      contractholders                    67      66
Guaranteed minimum return                 5%      5%
Highest specified anniversary
   account value minus
   withdrawals post anniversary
   Account value                      $22.5   $18.8
   Net amount at risk                   0.2     0.3
   Average attained age of
      contractholders                    64      63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                      2006    2005
                                     -----   ------
                                     (IN BILLIONS)
                                     --------------
Asset Type
Domestic equity                      $39.0   $32.2
International equity                   5.9     4.2
Bonds                                  6.4     5.1
                                     -----   -----
   Total                              51.3    41.5
                                     -----   -----
Money market                           5.6     4.0
                                     -----   -----
   Total                             $56.9   $45.5
                                     =====   =====
Percent of total variable
   annuity separate account values      87%     87%
                                     =====   =====

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                                 GMDB
                             2006    2005
                            -----   ------
                            (IN MILLIONS)
                            --------------
Total:
   Balance at January 1     $ 15     $ 18
   Changes in reserves        14        9
   Benefits paid              (6)    $(12)
                            ----     ----
   Balance at December 31   $ 23     $ 15
                            ====     ====
Ceded:
   Balance at January 1     $(15)    $(18)
   Changes in reserves       (12)      (9)
   Benefits paid               6       12
                            ----     ----
   Balance at December 31   $(21)    $(15)
                            ====     ====
Net:
   Balance at January 1     $ --     $ --
   Changes in reserves         2       --
   Benefits paid              --       --
                            ----     ----
   Balance at December 31   $  2     $ --
                            ====     ====

The offset to the benefit reserve amounts above are reflected in benefits in the Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively, related to this agreement. These reinsurance premiums are reflected as an offset in insurance premiums in the Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its insurance agents, are included in various benefit plans sponsored by LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company `s insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

LNC maintains a funded defined benefit pension plan for most of its U.S. employees (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. LNL sponsors a defined benefit pension plan which, prior to January 1, 1995, covered most full-time insurance agents of the Company. All benefits applicable to this plan were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"), and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information with respect to plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                                                   OTHER
                                                                 PENSION      POSTRETIREMENT
                                                                BENEFITS         BENEFITS
                                                              -------------   --------------
                                                               2006    2005    2006    2005
                                                              -----   -----   -----   ------
                                                                      (IN MILLIONS)
                                                              ------------------------------
Change in plan assets:
   Fair value of plan assets at beginning-of-year             $  93   $  82   $  --   $  --
   Actual return on plan assets                                  12       6      --      --
   Company contributions                                         --      10       2       2
   Benefits paid                                                 (5)     (5)     (2)     (2)
                                                              -----   -----   -----   -----
      Fair value of plan assets at end-of-year                $ 100   $  93   $  --   $  --
                                                              =====   =====   =====   =====
Change in benefit obligation:
   Benefit obligation at beginning-of-year                    $  92   $  87   $  22   $  19
   Interest cost                                                  5       5       1       1
   Plan participants' contributions                              --      --       1       1
   Actuarial (gains)/ losses                                     (2)      4      (3)      3
   Benefits paid                                                 (5)     (4)     (2)     (2)
                                                              -----   -----   -----   -----
      Benefit obligation at end-of-year                       $  90   $  92   $  19   $  22
                                                              =====   =====   =====   =====
   Funded status of the plans                                 $  10   $   1   $ (19)  $ (22)
   Unrecognized net actuarial losses                                     20              (1)
                                                                      -----           -----
   Prepaid (accrued) benefit cost                                        21             (23)
   Other assets                                                  11      --      --      --
   Other liabilities                                             (1)     --     (19)     --
                                                              -----   -----   -----   -----
      Amounts recognized in the Consolidated Balance Sheets   $  10   $  21   $ (19)  $ (23)
                                                              =====   =====   =====   =====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                                8              (2)
                                                              -----           -----
      Total                                                   $   8           $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                              5.75%   6.00%   5.75%   6.00%
   Expected return on plan assets                              8.00%   8.25%     --      --
Rate of increase in compensation                               4.00%   4.00%   4.00%   4.00%

The Company uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated postretirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1               $(1)
Effect on total service and interest
   cost components                            --                --

As discussed in Note 2, we applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Consolidated Balance Sheets at December 31, 2006 is as follows:

                                           BEFORE                    AFTER
                                        APPLICATION               APPLICATION
                                             OF        SFAS 158        OF
                                          SFAS 158   ADJUSTMENTS    SFAS 158
                                        -----------  -----------  -----------
                                                    (IN MILLIONS)
                                        -------------------------------------
Other assets                              $  1,101       $11        $  1,112
Total assets                               126,057        11         126,068
Other liabilities                            2,052        17           2,069
Total liabilities                          120,458        17         120,475
Accumulated other comprehensive income         306        (6)            300
Total shareholder's equity                   5,599        (6)          5,593

Information for the Company's agent pensi on plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
Accumulated benefit obligation    $ 1    $ 1
Projected benefit obligation        1      1
Fair value of plan assets          --     --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                                                        PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                                                       ------------------   -----------------------------
                                                                       2006   2005   2004        2006   2005   2004
                                                                       ----   ----   ----        ----   ----   ----
                                                                                          (IN MILLIONS)
                                                                       --------------------------------------------------
Service cost                                                           $ 18   $ 17   $ 17         $ 1    $ 2    $ 2
Interest cost                                                            29     29     28           5      5      5
Expected return on plan assets                                          (38)   (38)   (35)         --     --     --
Amortization of prior service cost                                       (2)    (2)    (2)         --     --     --
Recognized net actuarial (gains) losses                                   4      2      1           1     --     (1)
Recognized actuarial (gain) loss due to special termination benefits      2     --     --          --     --     --
                                                                       ----   ----   ----         ---    ---    ---
Net periodic benefit expense                                           $ 13   $  8   $  9         $ 7    $ 7    $ 6
                                                                       ====   ====   ====         ===    ===    ===

We maintain a defined contribution plan for our insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million in 2006, 2005 and 2004, respectively. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan asset allocations for the Company's agent plan at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
Equity securities             60%    64%
Fixed income securities       40%    34%
Real estate                    0%     1%
Cash and cash equivalents      0%     1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                           0-10%
   High-Yield                          0-10%
   International/Emerging Markets*     0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                           0-20%
   International*                      0-20%
   Emerging Markets*                   0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

              PENSION PLANS                 POSTRETIREMENT PLANS
             ---------------   ----------------------------------------------
              NON-QUALIFIED      REFLECTING                    NOT REFLECTING
             DEFINED BENEFIT   MEDICARE PART   MEDICARE PART   MEDICARE PART
              PENSION PLANS      D SUBSIDY       D SUBSIDY       D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3              $ 5             $(1)             $ 6
2008                 3                5              (1)               6
2009                 3                5              (1)               6
2010                 4                5              (1)               6
2011                 4                5              (1)               6
Thereafter          25               28              (4)              32

401(k).

LNC sponsors a contributory defined contribution plan for eligible U.S. employees (including those of LNL) and LNL sponsors a contributory defined contribution plan for eligible insurance agents (401(k) plans). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS.

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 2    $--    $ 1
Shares                     17     13     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $20    $17    $18
                          ===    ===    ===
Recognized tax benefit    $ 7    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income as determined in accordance with statutory accounting practices for us was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for us was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect our reported statutory surplus. We utilize the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. We also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

We paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, we expect that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Consolidated Balance Sheets in accordance with the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

We lease our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively. Beginning in September 2005, we changed our reinsurance program for our primary term products from coinsurance to renewable term and from 90% to 80% on a first dollar quota share basis. In January 2006, we changed this program from 80% first dollar quota share to an excess of retention program.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real estate. At December 31, 2006, 34% of such mortgages, or $1.2 billion, involved properties located in California,

Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance Seriessm ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2. A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                           2006     2005                 2006    2005
                                                          ------   ------               -----   -----
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                           $5,950   $5,450               $   3   $   5
   Interest rate swap agreements                             563      463                   4       9
                                                          ------   ------               -----   -----
      Total interest rate derivative instruments           6,513    5,913                   7      14
                                                          ======   ======               =====   =====
Foreign currency derivative instruments:
   Foreign currency swaps                                     86       58                  (7)     (5)
Credit derivative instruments:
   Credit default swaps                                       20       20                  --      --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                           1        1                  22      16
   Embedded derivatives per SFAS 133                          --       --                (139)   (268)
                                                          ------   ------               -----   -----
      Total derivative instruments *                      $6,620   $5,992               $(117)  $(243)
                                                          ======   ======               =====   =====

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ---------------
                                2006     2005       2006   2005      2006   2005
                               ------   ------     -----   ----      ----   ----
                                                   (IN MILLIONS)
                               ---------------------------------------------------
Balance at beginning-of-year   $5,450   $4,000     $ 463   $446       $58   $ 42
New contracts                     750    1,450       130     37        30     30
Terminations and maturities      (250)      --       (30)   (20)       (2)   (14)
                               ------   ------     -----   ----       ---   ----
   Balance at end-of-year      $5,950   $5,450     $ 563   $463       $86   $ 58
                               ======   ======     =====   ====       ===   ====

                               CREDIT DEFAULT       CALL OPTIONS
                                    SWAPS       (BASED ON LNC STOCK)
                               --------------   --------------------
                                           (IN MILLIONS)
                               -------------------------------------
                                 2006   2005         2006   2005
                                 ----   ----         ----   ----
Balance at beginning-of-year     $ 20   $ 13          $ 1    $ 1
New contracts                      10     20           --     --
Terminations and maturities       (10)  $(13)          --     --
                                  ---   ----          ---    ---
   Balance at end-of-year        $ 20   $ 20          $ 1    $ 1
                                 ====   ====          ===    ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $1 million, $0 and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain (loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS.

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS.

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK.

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS.

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS.

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS.

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS.

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK.

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN.

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS.

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS.

We have certain variable annuity products with GMWB and GIB features that are embedded derivatives. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES.

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION.

Income other than realized gains and losses for the agreements and contracts described above amounted to $13 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $24 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE AND TRADING
SECURITIES.

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE.

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS.

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance policy and claims reserves" and "Investment contract and policyholder funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. Along with other companies in the insurance industry, we are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT.

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES.

Our guarantees relate to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

We report assets held in separate accounts at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                               2006                  2005
                                       -------------------   --------------------
                                       CARRYING     FAIR     CARRYING      FAIR
                                         VALUE     VALUE       VALUE      VALUE
                                       --------   --------   --------   ---------
                                                      (IN MILLIONS)
                                       ------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturities                    $ 31,840   $ 31,840   $ 32,245   $ 32,245
   Equity                                   203        203        101        101
Trading securities                        2,820      2,820      2,985      2,985
Mortgage loans on real estate             3,571      3,687      3,662      3,859
Policy loans                              1,898      2,044      1,858      2,004
Derivatives Instruments *                  (117)      (117)      (243)      (243)
Other investments                           657        657        423        423
Cash and invested cash                    1,308      1,308      1,962      1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts     (20,233)   (20,235)   (21,270)   (21,273)
   Remaining guaranteed interest and
      similar contracts                     (12)       (12)       (13)       (13)
Short-term debt                             (21)       (21)       (34)       (34)
Long-term debt                           (1,390)    (1,345)    (1,250)    (1,325)
Guarantees                                   --         --         --         --
Investment commitments                       --         (2)        --         --

----------
* Total derivative instruments for 2006 are composed of an asset of $49 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $304 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through the Retirement Products segment, which consists of its Defined Contribution business. Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment for 2004 through 2006 is as follows:

                                           2006     2005     2004
                                          ------   ------   ------
                                                (IN MILLIONS)
                                          ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
   Individual Annuities                   $1,428   $1,308   $1,278
   Life Insurance                          1,946    1,841    1,847
                                          ------   ------   ------
      Individual Markets  Total            3,374    3,149    3,125
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                     1,212    1,168    1,125
                                          ------   ------   ------
      Employer Markets  Total              1,212    1,168    1,125
                                          ------   ------   ------
   Other Operations                          236      309      267
   Net realized investment results(1)          2      (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
      Total                               $4,825   $4,611   $4,473
                                          ======   ======   ======
NET INCOME:
Segment Operating Income:
   Individual Markets:
   Individual Annuities                   $  265   $  197   $  169
   Life Insurance                            257      238      252
                                          ------   ------   ------
      Individual Markets  Total              522      435      421
                                          ------   ------   ------
   Employer Markets:
   Retirement Products                       226      206      181
                                          ------   ------   ------
      Employer Markets  Total                226      206      181
                                          ------   ------   ------
Other Operations                              (8)      12        9
Net realized investment results(2)             2      (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                      1        1        1
                                          ------   ------   ------
   Income before cumulative effect of
      accounting changes                     743      644      583
   Cumulative effect of accounting
      changes                                 --       --      (26)
                                          ------   ------   ------
Net Income                                $  743   $  644   $  557
                                          ======   ======   ======

----------
(1) Includes realized losses on investments of $2 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, $(1) million and $(12) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of less than $1 million, $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                 2006       2005
                               --------   --------
                                  (IN MILLIONS)
                               -------------------
ASSETS:
   Individual Annuities        $ 58,995   $ 48,250
   Life Insurance                24,238     21,795
   Retirement Products           34,218     33,478
   Other Operations               6,685      6,649
   Consolidating adjustments      1,932      3,882
                               --------   --------
Total                          $126,068   $114,054
                               ========   ========

12. SHAREHOLDER'S EQUITY

All of the 10 million authorized, issues and outstanding shares of $2.50 par value common stock of LNL are owned by LNC.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                          2006      2005
                                                        -------   -------
                                                          (IN MILLIONS)
                                                        -----------------
Fair value of securities  available-for-sale            $32,043   $32,346
Cost of securities  available-for-sale                   31,395    31,362
                                                        -------   -------
Unrealized gain                                             648       984
Adjustments to DAC and VOBA                                (175)     (266)
Amounts required to satisfy  policyholder commitments       (20)      (31)
Foreign currency exchange  rate adjustment                   28        16
Deferred income taxes                                      (166)     (251)
                                                        -------   -------
Net unrealized gain on  securities available-for-sale   $   315   $   452
                                                        =======   =======

Adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments are netted against the DAC and VOBA asset line and included within the insurance policy and claim reserve line on the Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Consolidated Statements of Shareholder's Equity are as follows:

                                                  2006    2005   2004
                                                 -----   -----   ----
                                                     (IN MILLIONS)
                                                 --------------------
Unrealized gains (losses) on securities
   available-for-sale arising during the year    $(157)  $(479)  $116
Less: Reclassification adjustment for gains
   on disposals of prior year inventory
   included in net income(1)                        65      39     82
Less: Federal income tax expense (benefit) on
   reclassification                                (85)   (189)    11
                                                 -----   -----   ----
Net unrealized gain (loss) on securities
   available-for-sale, net of
   reclassifications and federal income tax
   expense (benefit)                             $(137)  $(329)  $ 23
                                                 =====   =====   ====

(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and VOBA and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million, $3 million for 2006, 2005, 2004 respectively, and net of adjustments to DAC and VOBA of less than $1 million, $(7) million, $(8) million for 2006, 2005, 2004 respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Consolidated Statements of IncomeConsolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                     TOTAL
                                                 -------------
                                                 (IN MILLIONS)
                                                 -------------
Amounts incurred in 2006
   Employee severance and termination benefits        $12
   Abandoned office space                               1
                                                      ---
   Total 2006 restructuring charges                    13
Amounts expended in 2006
Restructuring reserve at December 31, 2006             (6)
                                                      ---
                                                      $ 7
                                                      ===
Additional amounts expended that do not
   qualify as restructuring charges                   $14

Expected completion date                          4th Quarter
                                                      2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, we realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, we announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                         2006    2005    2004
                                        -----   -----   -----
                                            (IN MILLIONS)
                                        ---------------------
Insurance assumed                       $  25   $  --   $  --
Insurance ceded                          (238)   (219)   (116)
                                        -----   -----   -----
   Net reinsurance premiums and fees    $(213)  $(219)  $(116)
                                        =====   =====   =====

The Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----   ------
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance  treaties-net liability              702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,153 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company ("Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the financial statements, in 2004 the Corporation changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2006 AND 2005

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31, 2006   DECEMBER 31, 2005
                                                                -----------------   -----------------
                                                                            (IN MILLIONS)
                                                                -------------------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed maturity (cost: 2006 -- $53,846, 2005 -- $31,267)        $ 54,697            $ 32,245
      Equity (cost: 2006 -- $205, 2005 -- $95)                            218                 101
   Trading securities                                                   2,820               2,985
   Mortgage loans on real estate                                        7,344               3,662
   Real estate                                                            409                 182
   Policy loans                                                         2,755               1,858
   Derivative investments                                                 245                  41
   Other investments                                                      819                 423
                                                                     --------            --------
         Total Investments                                             69,307              41,497
Cash and invested cash                                                  1,762               1,962
Deferred acquisition costs and value of business acquired               7,609               4,418
Premiums and fees receivable                                              331                 285
Accrued investment income                                                 838                 500
Amounts recoverable from reinsurers                                     7,949               6,955
Goodwill                                                                3,514                 919
Other assets                                                            1,729               1,091
Assets held in separate accounts                                       71,777              56,427
                                                                     --------            --------
         Total Assets                                                $164,816            $114,054
                                                                     ========            ========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
   Insurance policy and claim reserves                               $ 13,650            $ 10,384
   Investment contractholder and policyholder funds                    58,385              35,273
                                                                     --------            --------
         Total Insurance and Investment Contract Liabilities           72,035              45,657
Short-term debt                                                            21                  34
Long-term debt and senior notes                                         1,440               1,250
Reinsurance related derivative liability                                  218                 278
Funds withheld reinsurance liabilities                                  1,816               1,711
Deferred gain on indemnity reinsurance                                    759                 835
Other liabilities                                                       3,905               2,536
Liabilities related to separate accounts                               71,777              56,427
                                                                     --------            --------
         Total Liabilities                                            151,971             108,728
                                                                     --------            --------
Commitments and Contingencies (See Note 9)
SHAREHOLDER'S EQUITY
Common stock                                                            6,961                  25
Retained earnings                                                       5,468               4,848
Accumulated other comprehensive income:
   Net unrealized gain on securities available-for-sale                   421                 452
   Net unrealized (loss)gain on derivative instruments                     (9)                  7
   Minimum pension liability adjustment                                    --                  (6)
                                                                     --------            --------
      Net other comprehensive income adjustments, net of tax              412                 453
      Adjustment to initially apply SFAS 158                                4                  --
                                                                     --------            --------
         Total accumulated other comprehensive income                     416                 453
                                                                     --------            --------
         Total Shareholder's Equity                                    12,845               5,326
                                                                     --------            --------
         Total Liabilities and Shareholder's Equity                  $164,816            $114,054
                                                                     ========            ========

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
REVENUE:
Insurance premiums                                                                $1,149   $   67   $  158
Insurance fees                                                                     2,439    1,575    1,405
Net investment income                                                              3,869    2,592    2,593
Realized (loss) on investments                                                        (2)     (16)     (45)
Amortization of deferred gain on indemnity insurance                                  76       77       87
Other revenue and fees                                                               258      316      275
                                                                                  ------   ------   ------
   Total Revenue                                                                   7,789    4,611    4,473
                                                                                  ------   ------   ------
BENEFITS AND EXPENSES:
Benefits                                                                           3,998    2,122    2,143
Underwriting, acquisition, insurance and other expenses                            2,086    1,544    1,475
Interest and debt expense                                                             84       78       79
                                                                                  ------   ------   ------
   Total Benefits and Expenses                                                     6,168    3,744    3,697
                                                                                  ------   ------   ------
Income before Federal income taxes and cumulative effect of accounting changes     1,621      867      776
Federal income taxes                                                                 460      223      193
                                                                                  ------   ------   ------
Income before cumulative effect of accounting changes                              1,161      644      583
Cumulative effect of accounting changes (net of Federal income taxes)                 --       --      (26)
                                                                                  ------   ------   ------
   Net Income                                                                     $1,161   $  644   $  557
                                                                                  ======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                    2006     2005     2004
                                                                                  -------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  -------------------------
COMMON STOCK:
Balance at beginning of year                                                      $    25   $   25   $   25
Merger: Jefferson-Pilot Life, Jefferson-Pilot LifeAmerica and Jefferson-Pilot
   Financial Insurance Company                                                      6,936       --       --
                                                                                  -------   ------   ------
      Balance at the end of year                                                    6,961       25       25
                                                                                  -------   ------   ------
RETAINED EARNINGS:
Balance at the beginning of the year                                                4,848    4,385    3,856
Comprehensive income                                                                1,120      315      566
Less other comprehensive income (loss) (net of federal income tax):
   Net unrealized gain (loss) on securities available-for-sale, net of
      reclassification adjustment                                                     (31)    (329)      23
   Net unrealized loss on derivative instruments                                      (16)      (7)     (10)
   Minimum pension liability adjustment                                                 6        7       (4)
                                                                                  -------   ------   ------
Net income                                                                          1,161      644      557
Additional investment by Lincoln National Corporation/Stock Compensation               27       19      122
Dividends declared                                                                   (568)    (200)    (150)
                                                                                  -------   ------   ------
      Balance at the end of year                                                    5,468    4,848    4,385
                                                                                  -------   ------   ------
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at the beginning of the year                                                  452      781      758
Change during the year                                                                (31)    (329)      23
                                                                                  -------   ------   ------
      Balance at the end of year                                                      421      452      781
                                                                                  -------   ------   ------
NET UNREALIZED (LOSS) GAIN ON DERIVATIVE INSTRUMENTS:
Balance at the beginning of the year                                                    7       14       24
Change during the year                                                                (16)      (7)     (10)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       (9)       7       14
                                                                                  -------   ------   ------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at the beginning of the year                                                   (6)     (13)      (9)
Change during the year                                                                  6        7       (4)
                                                                                  -------   ------   ------
      Balance at the end of year                                                       --       (6)     (13)
                                                                                  -------   ------   ------
ADJUSTMENT FOR ADOPTION OF SFAS 158                                                     4       --       --
                                                                                  -------   ------   ------
Total Shareholder's Equity                                                        $12,845   $5,326   $5,192
                                                                                  =======   ======   ======

See accompanying notes to the Supplemental Consolidated Financial Statements.

STATEMENTS OF CASH FLOW

                                                                                       2006      2005      2004
                                                                                     -------   -------   -------
                                                                                            (IN MILLIONS)
                                                                                     ---------------------------
OPERATING ACTIVITIES
Net income                                                                           $ 1,161   $   644   $   557
Adjustments to reconcile net income to net cash provided by operating activities:
   Deferred acquisition costs and value of business acquired                            (722)     (430)     (350)
   Premiums and fees receivable                                                           16        54       112
   Accrued investment income                                                              21        (4)       (5)
   Policy liabilities and accruals                                                       170    (1,082)   (1,347)
   Net trading securities, purchases, sales and maturities                               165       (72)      (99)
   Cumulative effect of accounting change                                                 --        --        39
   Contractholder funds                                                                  741     1,893     1,536
   Amounts recoverable from reinsurers                                                   199       101       375
   Federal income taxes                                                                  121       144       121
   Stock-based compensation expense                                                        4        18        19
   Depreciation                                                                           54        64        48
   Realized loss on investments and derivative instruments                                 2        16        59
   Gain on sale of subsidiaries/business                                                  --        --       (14)
   Amortization of deferred gain                                                         (76)      (76)      (87)
   Other                                                                                (164)     (608)     (275)
                                                                                     -------   -------   -------
      Net adjustments                                                                    531        18       132
                                                                                     -------   -------   -------
      Net cash provided by operating activities                                        1,692       662       689
                                                                                     -------   -------   -------
INVESTING ACTIVITIES
Securities available-for-sale:
   Purchases                                                                          (9,323)   (5,725)   (9,001)
   Sales                                                                               5,328     3,767     4,740
   Maturities                                                                          3,326     2,392     2,468
Purchase of other investments                                                           (696)   (1,008)   (1,938)
Sale or maturity of other investments                                                    585     1,151     2,187
Proceeds from disposition of business                                                     --        --        10
Cash acquired from merger of Jefferson-Pilot Life Insurance Company and
   Jefferson-Pilot LifeAmerica Insurance Company                                         154        --        --
Other                                                                                     58         9       146
                                                                                     -------   -------   -------
      Net cash provided by (used in) investing activities                               (568)      586    (1,388)
                                                                                     -------   -------   -------
FINANCING ACTIVITIES
Issuance of long-term debt                                                               140        --        47
Payment of long-term debt                                                                 --       (47)       --
Net decrease in short-term debt                                                          (13)        2       (10)
Univeral life and investment contract deposits                                         7,444     4,783     4,928
Univeral life and investment contract withdrawals                                     (6,660)   (3,755)   (3,353)
Investment contract transfers                                                         (1,821)   (1,483)   (1,336)
Increase in collateral on loaned securities                                               --        45       181
Increase in funds withheld liability                                                     105       131        87
Net proceeds from securities sold under repurchase agreements                             49        --        --
Capital contribution from shareholder                                                     --        --       100
Dividends paid to shareholders                                                          (568)     (200)     (150)
                                                                                     -------   -------   -------
      Net cash provided by (used in) financing activities                             (1,324)     (524)      494
                                                                                     -------   -------   -------
      Net increase (decrease) in cash and invested cash                                 (200)      724      (205)
                                                                                     -------   -------   -------
Cash and invested cash at beginning of year                                            1,962     1,238     1,443
                                                                                     -------   -------   -------
      Cash and invested cash at end of year                                          $ 1,762   $ 1,962   $ 1,238
                                                                                     =======   =======   =======

See accompanying notes to the Supplemental Consolidated Financial Statements.

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Supplemental Consolidated Financial Statements include The Lincoln National Life Insurance Company and its majority-owned subsidiaries ("LNL" or the "Company", which may also be referred to in these Notes as "we" or "us"). The Company is domiciled in Indiana. Lincoln National Corporation ("LNC") owns 100% of the Company on a direct basis and its subsidiaries on an indirect basis. The Company owns 100% of the outstanding common stock of two insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn") and Lincoln Life & Annuity Company of New York ("Lincoln Life New York"). The Company also owns several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's internally owned wholesaling and retailing business units, respectively throughout business segments. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States and several U.S. territories (see Note 11). These Supplemental Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

On April 3, 2006, LNC completed its merger with Jefferson-Pilot ("JP") by acquiring 100% of the outstanding shares of Jefferson-Pilot. On February 15, 2007, the North Carolina Department of Insurance approved the merger of the Jefferson Pilot Life Insurance Company ("JPL") and Jefferson-Pilot LifeAmerica Insurance Company ("JPLA"), both affiliates, into the Company with the Company being the survivor and the Parent Company, respectively. The effective date of these transactions was April 2, 2007. Jefferson Pilot Financial Insurance Company ("JPFIC") was wholly owned by JP. JPFIC is expected to merge into LNL on July 2, 2007. This transaction is dependent on the approval by the Nebraska Insurance Department. These financial statements are prepared as if on April 3, 2006, the Company completed the merger with Jefferson-Pilot Life Insurance Company, Jefferson-Pilot Financial Insurance Company and Jefferson-Pilot LifeAmerica Insurance Company, and has included the results of operations and financial condition of JPL, JPFIC and JPLA in our Supplemental Consolidated Financial Statements beginning on April 3, 2006. The Supplemental Consolidated Financial Statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of JPL, JPFIC and JPLA. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 9. Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

BUSINESS COMBINATIONS

On April 3, 2006, LNC completed its merger with JP by acquiring 100% of the outstanding shares of JP in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, "Business Combinations" ("SFAS 141") and JPL, JPFIC and JPLA became wholly-owned by LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JPL, JPFIC and JPLA were "pushed down" to the Company's financial statements in accordance with push down accounting rules.

The fair value of net assets assumed in the mergers was $6.9 billion. Goodwill of $2.6 billion resulted from the excess of purchase price over the fair value of the net assets assumed. The parent paid a premium over the fair value of JP's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                                    PRELIMINARY     FAIR VALUE
                                                     FAIR VALUE   ADJUSTMENTS(1)
                                                    -----------   --------------
                                                          (IN MILLIONS)
                                                    ----------------------------
Investments                                          $ 27,378        $   305
Due from reinsurers                                     1,193             --
Deferred policy acquisition costs                          --         (2,494)
Value of business acquired                              2,478          1,983
Goodwill                                                2,595          2,325
Other assets                                            1,138             24
Assets held in separate accounts                        2,574             --
Policy liabilities                                    (26,562)           564
Income tax liabilities                                   (440)          (137)
Accounts payable, accruals and other liabilities         (848)           (13)
Liabilities related to separate accounts               (2,574)            --
                                                     --------        -------
   Total net assets acquired                         $  6,932        $ 2,557
                                                     ========        =======

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                        PRELIMINARY
                        FAIR VALUE
                       -------------
                       (IN MILLIONS)
                       -------------
Individual Markets:
   Life Insurance         $1,326
   Annuities                 988
Employer Markets:
   Group Protection          281
                          ------
      Total Goodwill      $2,595
                          ======

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, derivatives, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, insurance and investment contract liabilities, deferred front end loads, pension plans and the potential effects of resolving litigated matters.

INVESTMENTS

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

Trading securities consist of fixed maturity and equity securities in designated portfolios, which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for these portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements.

For the mortgage-backed securities portion of the trading and available-for-sale fixed maturity securities portfolios, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; 3) the fair value of the collateral. The provision for losses is reported as realized gain (loss) on investments. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Investment real estate is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Cost is adjusted for impairment when the projected undiscounted cash flow from the investment is less than the carrying value. Impaired real estate is written down to the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Also, valuation allowances for losses are established, as appropriate, for real estate holdings that are in the process of being sold. Real estate

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

acquired through foreclosure proceedings is reclassified on the balance sheet from mortgage loans on real estate to real estate and is recorded at fair value at the settlement date, which establishes a new cost basis. If a subsequent periodic review of a foreclosed property indicates the fair value, less estimated costs to sell, is lower than the carrying value at settlement date, the carrying value is adjusted to the lower amount. Write-downs to real estate and any changes to the reserves on real estate are reported as realized loss on investments.

Policy loans are carried at aggregate unpaid balances.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments, derivative gains (losses), gains on sale of subsidiaries/business, and net gain (loss) on reinsurance embedded derivative/trading securities. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs ("DAC") and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for DAC and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS

We hedge certain portions of our exposure to interest rate risk, credit risk, foreign exchange risk and equity fluctuation risk by entering into derivative transactions. We recognize all derivative instruments as either assets or liabilities in the Supplemental Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged -- as a cash flow hedge, fair value hedge or a hedge of a net investment in a foreign operation. As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and fair value hedges. In addition, we had derivative instruments that were economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain in fair value on the hedged item attributable to the hedged risk are recognized in net income during the period of change in fair values. For derivative instruments that are not designated as hedging instruments but that are economic hedges, the gain or loss is recognized in current income during the period of change in the corresponding income statement line as the transaction being hedged.

We have a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates, and volatility associated with the Lincoln Smart SecuritySM Advantage guaranteed minimum withdrawal benefits ("GMWB") feature and our i4LIFE(R) Advantage guaranteed income benefits ("GIB") feature that is available in our variable annuity products. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133, resulting in the guarantees being recognized at fair value, with changes in fair value being reported in net income. The hedging strategy is designed such that changes in the value of the hedge contracts move in the opposite direction of changes in the value of the embedded derivative of the GMWB and GIB. As part of our current hedging program, policyholder behavior and equity, interest rate, and volatility market conditions are monitored on a daily basis. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, our hedge positions may not be totally effective to offset changes in assets and liabilities caused by movements in these factors due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, policyholder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments, or our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off.

We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur. Offsetting these amounts are corresponding changes in the fair value of trading securities in portfolios that support these arrangements.

See Note 9 for further discussion of our accounting policy for derivative instruments.

CASH AND INVESTED CASH

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain
(loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products acquired, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products acquired, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and excess interest for dollar cost averaging ("DCA") contracts are considered sales inducements and are deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI"). DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC. DSI is reported within the other assets caption of the Supplemental Consolidated Balance Sheets.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. DFEL is reported within the investment contract and policyholder funds caption of the Supplemental Consolidated Balance Sheets. The deferral and amortization of DFEL is reported within insurance fees in the Supplemental Consolidated Statements of Income.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the Consolidated Statements of Income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the Consolidated Statements of Income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

REINSURANCE

We enter into reinsurance agreements with other companies in the normal course of our business. Assets/Liabilities and premiums/benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on the balance sheets and income statements, respectively, since there is a right of offset. All other reinsurance agreements are reported on a gross basis in the balance sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL AND OTHER INTANGIBLE ASSETS

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

Other intangible assets, which consist of DSI and sales force intangibles, as of December 31, 2006 and 2005, net of accumulated amortization are reported in other assets. DSI is amortized as discussed above, under the heading Deferred Acquisition Costs, Value of Business Acquired, Deferred Front End Loads, Deferred Sales Inducements. Sales force intangibles are attributable to the value of the distribution system acquired in the Individual Markets -- Life Insurance segment. These assets are amortized on a straight-line basis over their useful life of 25 years.

PROPERTY AND EQUIPMENT

Property and equipment owned for company use is included in other assets in our Supplemental Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically review the carrying value of long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held and used until disposed of.

Long-lived assets to be sold are classified as held for sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held for sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS

These assets and liabilities related to separate accounts represent segregated funds administered and invested by us and our insurance subsidiaries for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account balances, withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Consolidated Statements of Income.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 0.75% to 13.50%.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefits ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date, less the cumulative GMDB payments, plus interest. The change in the reserve for a period is then the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, we continually review our: 1) overall reserve position; 2) reserving techniques, and; 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised 1.3% of the face amount of insurance in-force, and dividend expenses were $85 million, $78 million, and $77 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Universal life and variable life products with secondary guarantees represent approximately 34% of permanent life insurance in-force at December 31, 2006 and approximately 77% of sales of these products in 2006. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI. The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the secondary guarantee is triggered, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

LOANED SECURITIES

Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. This liability is included within other liabilities in our Supplemental Consolidated Balance Sheets. Our agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. We value collateral daily and obtain additional collateral when deemed appropriate.

BORROWED FUNDS

Short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

OTHER REVENUES AND FEES

Other revenue and fees principally consists of amounts earned by LFA, our retail distribution arm, from sales of third party insurance and investment products. Such revenue is recorded as earned at the time of sale.

BENEFITS AND EXPENSES

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in our general account during 2004 through 2006 ranged from 4.0% to 7.0%. For traditional life, group health and disability income products, benefits and expenses, other than DAC, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with guaranteed income benefits ("GIB") or guaranteed minimum withdrawal benefits ("GMWB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pursuant to the accounting rules for our obligations to employees under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 7 for more information on our accounting for employee benefit plans.

STOCK BASED COMPENSATION

We expense the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase in shareholder's equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES

We and our eligible subsidiaries, excluding JPL, JPFIC and JPLA, have elected to file consolidated Federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

JPL and JPFIC file separate Federal income tax returns.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the amount of stock-based compensation expense allocated to the Company in 2006.

See Note 8 for more information regarding our stock-based compensation plans.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our consolidated financial condition or results of operations.

SFAS NO. 158 -- EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS -- AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). The guidance requires us to recognize on the balance sheet the funded status of our defined benefit pension and other postretirement plans as either an

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

asset or liability, depending on the plans' funded status, with changes in the funded status recognized through other comprehensive income. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation, for pension plans, or the accumulated postretirement benefit obligation for postretirement benefit plans. Prior service costs or credits and net gains or losses which are not recognized in current net periodic benefit cost, pursuant to SFAS No. 87, "Employers' Account for Pensions" or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," must be recognized in other comprehensive income, net of tax, in the period in which they occur. As these items are recognized in net periodic benefit cost, the amounts accumulated in other comprehensive income are adjusted. Under SFAS 158, disclosure requirements have also been expanded to separately provide information on the prior service costs or credits and net gains and losses recognized in other comprehensive income and their effects on net periodic benefit costs. Retroactive application of SFAS 158 is not permitted. We applied the recognition provisions of SFAS 158 as of December 31, 2006. The adoption of SFAS 158 resulted in a increase to accumulated other comprehensive income of $4 million.

See Note 7 for more information regarding our adoption of SFAS 158.

SAB NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our Supplemental Consolidated Financial Statements.

STATEMENT OF POSITION 05-1.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for Deferred Acquisition Costs ("DAC") on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted SOP 05-1 effective January 1, 2007 by recording decreases to the following categories in our Consolidated Balance Sheets:

                                                (IN MILLIONS,
                                                  UNAUDITED)
                                                -------------
ASSETS
Deferred acquisition costs                           $31
Value of business acquired                            35
Other assets -- deferred sales inducements             3
                                                     ---
   Total assets                                      $69
                                                     ===
LIABILITIES AND SHAREHOLDER'S EQUITY
Investment contract and policyholder
   funds -- deferred front end loads                 $ 2
Insurance policy and claims
   reserve -- guaranteed minimum death
   benefit annuity reserve                             4
Other liabilities -- income tax liabilities           22
                                                     ---
   Total liabilities                                  28
                                                     ---
Retained earnings                                     41
                                                     ---
   Total liabilities and shareholder's equity        $69
                                                     ===

The adoption of this new guidance primarily impacts our Individual Markets Annuities and Employer Markets Group Protection businesses, and our accounting policies regarding the assumptions for lapsation used in the amortization of DAC and value of business acquired ("VOBA"). In addition, the adoption of SOP 05-1 resulted in a $6 million (unaudited) pre-tax increase to underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income in the first three months of 2007, which was attributable to changes in DAC and VOBA deferrals and amortization.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of

FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB cleared Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 will not have a material impact on our consolidated financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007 by recording an increase in the liability for unrecognized tax benefits of $14 million (unaudited) in our Consolidated Balance Sheets, offset by a reduction to the beginning balance of retained earnings.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our consolidated financial condition and results of operations.

SOP 03-1.

Effective January 1, 2004, we implemented the provisions of AICPA SOP 03-1, "Accounting and Reporting by Insurance

Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). Adjustments arising from implementation, as discussed below, were recorded in net income as a cumulative effect of accounting change.

GUARANTEED MINIMUM DEATH BENEFIT RESERVES. Although there was no method prescribed under GAAP for GMDB reserving until the issuance of SOP 03-1, our Individual Annuities segment had been recording a reserve for GMDBs. At December 31, 2003, our GMDB reserve was $46 million. Adoption of the GMDB reserving methodology under SOP 03-1 resulted in a decrease to reserves of $10 million pre-tax. GMDB reserves were $23 million and $15 million at December 31, 2006 and 2005, respectively, of which $21 and $15 million were ceded to an affiliated reinsurance company.

Application of SOP 03-1 impacts EGPs used to calculate amortization of DAC, VOBA, DSI, and the liability for DFEL. The benefit ratio approach under SOP 03-1 results in a portion of future GMDB fees being accrued as a liability for future GMDB reserves. As a result, the EGPs used in our determination of DAC amortization are lower under SOP 03-1. Therefore upon adoption of SOP 03-1 we reported an unfavorable DAC/VOBA/DSI/DFEL unlocking as a negative cumulative effect adjustment of $43 million pre-tax in 2004.

The combined effects of the GMDB reserve requirements and related unlocking adjustments from implementation of SOP 03-1 resulted in a charge to net income for the cumulative effect of accounting change of $35 million pre-tax ($23 million after-tax) in 2004.

SALES INDUCEMENTS. Our Individual Markets -- Annuities segment variable annuity product offerings include contracts that offer a bonus credit, typically ranging from 2% to 5% of each deposit. We also offer enhanced interest rates to variable annuity contracts that are under DCA funding arrangements. Bonus credits and excess DCA interest are considered sales inducements under SOP 03-1 and, as such, are to be deferred as a sales inducement asset and amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

UNIVERSAL LIFE CONTRACTS. Our Individual Markets -- Life Insurance segment offers an array of individual and survivor-life universal life insurance products that contain features for which SOP 03-1 might apply. A review of the products and their features for possible SOP implications concluded that no additional reserves were necessary with the exception of the MoneyGuard(R) product. MoneyGuard(R) is a universal life insurance product with an acceleration of death benefit feature that provides convalescent care benefit payments when the insured becomes chronically ill. There is an optional extension of benefit rider available that will provide continuation of the convalescent care benefit payments once the total benefits from the base policy have been exhausted. The optional extended benefit payments can be for 2 years, 4 years, or the remaining life of the insured. Charges for the extension rider are deducted from the base policy account value and vary by the length of extension period selected. The adoption of SOP 03-1 in 2004 resulted in a charge recorded as a cumulative effect of accounting change of $4 million pre-tax ($3 million after-tax) for the extension of benefit feature in MoneyGuard(R).

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our consolidated financial condition and results of operations.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                                 GROSS        GROSS
                                                 COST OR      UNREALIZED   UNREALIZED
                                             AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                             --------------   ----------   ----------   ----------
                                                                 (IN MILLIONS)
                                             -----------------------------------------------------
2006
AVAILABLE-FOR-SALE
   Corporate bonds                               $44,049        $1,043       $(283)       $44,809
   U.S. Government bonds                             218             7          --            225
   Foreign government bonds                          689            58          (2)           745
   Asset and mortgage backed-securities            8,607            88         (69)         8,626
   State and municipal bonds                         194             2          (2)           194
   Redeemable preferred stocks                        89             9          --             98
                                                 -------        ------       -----        -------
      Total fixed maturities                     $53,846        $1,207       $(356)       $54,697
Equity securities                                    205            15          (2)           218
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $54,051        $1,222       $(358)       $54,915
                                                 =======        ======       =====        =======

2005
AVAILABLE-FOR-SALE
   Corporate bonds                               $24,190        $1,106       $(241)       $25,055
   U.S. Government bonds                             143            12          --            155
   Foreign government bonds                          839            62          (3)           898
   Asset and mortgage backed-securities            5,884            85         (60)         5,909
   State and municipal bonds                         123             4          (1)           126
   Redeemable preferred stocks                        88            14          --            102
                                                 -------        ------       -----        -------
      Total fixed maturities                     $31,267        $1,283       $(305)       $32,245
Equity securities                                     95             6          --            101
                                                 -------        ------       -----        -------
      Total securities available-for-sale        $31,362        $1,289       $(305)       $32,346
                                                 =======        ======       =====        =======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                         AMORTIZED COST   FAIR VALUE
                                         --------------   ----------
                                                (IN MILLIONS)
                                         ---------------------------
Due in one year or less                      $ 1,833        $ 1,836
Due after one year through five years         12,068         12,248
Due after five years through ten years        17,234         17,404
Due after ten years                           14,103         14,583
                                             -------        -------
   Subtotal                                   45,238         46,071
Asset and mortgage-backed securities           8,607          8,626
                                             -------        -------
   Total                                     $53,846        $54,697
                                             =======        =======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities available-for-sale are as follows:

                   RATING AGENCY
NAIC RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
-----------   ----------------------   ----------   ----------
                                            (IN MILLIONS)
                                       -----------------------
     1        AAA / AA / A               $32,307      59.1%
     2        BBB                         18,698      34.2%
     3        BBB                          2,269       4.1%
     4        BBB                          1,202       2.2%
     5        CCC and lower                  198       0.4%
     6        In or near default              23       0.0%
                                         -------     -----
                                         $54,697     100.0%
                                         =======     =====

The major categories of net investment income are as follows:

                                                2006     2005     2004
                                               ------   ------   ------
                                                     (IN MILLIONS)
                                               ------------------------
Fixed maturity securities available-for-sale   $2,979   $1,959   $1,932
Equity securities available-for-sale               11        7        8
Trading securities                                181      176      173
Mortgage loans on real estate                     466      288      350
Real estate                                        37       48       25
Policy loans                                      158      118      119
Invested cash                                      53       46       21
Other investments                                 147       61       54
                                               ------   ------   ------
   Investment revenue                           4,032    2,703    2,682
Investment expense                                163      111       89
                                               ------   ------   ------
   Net investment income                       $3,869   $2,592   $2,593
                                               ======   ======   ======

Trading securities at fair value retained in connection with Modco and CFW reinsurance arrangements, consisted of the following:

                                             2006     2005
                                            ------   ------
                                             (IN MILLIONS)
                                            ---------------
Corporate bonds                             $2,140   $2,283
U.S. Government bonds                          331      322
Foreign government bonds                        45       52
Asset and mortgage backed-securities
   Mortgage pass-through securities             24       29
   Commercial mortgage obligations             111      113
   Collateralized Mortgage Backed Securities   133      148
   Other-asset backed securities                 8        9
State and municipal bonds                       18       19
Redeemable preferred stocks                      8        8
                                            ------   ------
      Total fixed maturities                 2,818    2,983
Equity securities                                2        2
                                            ------   ------
      Total trading securities              $2,820   $2,985
                                            ======   ======

The portion of the market adjustment for trading securities still held at December 31, 2006 and 2005 was a loss of $48 million and $70 million, respectively.

The detail of the realized gain (loss) on investments is as follows

                                                                    2006   2005   2004
                                                                    ----   ----   ----
                                                                       (IN MILLIONS)
                                                                    ------------------
Realized loss on investment and derivative instruments              $(6)   $(21)  $(58)
Gain (loss) on reinsurance embedded derivative/trading securities     4       5     (1)
Gain on sale of subsidiaries/business                                --      --     14
                                                                    ---    ----   ----
Net loss on investments                                             $(2)   $(16)  $(45)
                                                                    ===    ====   ====

The detail of the realized gain and losses on investments and derivative instruments is as follows:

                                                        2006   2005   2004
                                                        ----   ----   ----
                                                           (IN MILLIONS)
                                                       ---------------------
Fixed maturity securities available-for-sale
   Gross gain                                           $124   $113   $107
   Gross loss                                            (99)   (90)  (114)
Equity securities available-for-sale                      --
   Gross gain                                              1      8     18
   Gross loss                                             --     --     (1)
Fixed maturity securities held-to-maturity                --
   Gross gain                                             --     --     --
   Gross loss                                             --     --     --
Other investments                                          9     10      4
Associated amortization of deferred acquisition
   costs and provision for policyholder commitments      (39)   (52)   (51)
Investment expense                                        (2)    (9)   (10)
                                                        ----   ----   ----
Total investments                                         (6)   (20)   (47)
Derivative instruments of associated
   amortization of deferred acquisition costs             --     (1)   (11)
                                                        ----   ----   ----
Total investments and derivative instruments            $ (6)  $(21)  $(58)
                                                        ====   ====   ====

Provisions (credits) for write-downs and net changes in allowances for loss, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Fixed maturity securities available-for-sale     $65    $19   $67
Equity securities available-for-sale              --     --    --
Mortgage loans on real estate                      1     (6)   (2)
Real estate                                       --     --    --
Guarantees                                        --     --    --
                                                 ---    ---   ---
Total                                            $66    $13   $65
                                                 ===    ===   ===

The change in unrealized appreciation (depreciation) on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                 2006    2005   2004
                                                -----   -----   ----
                                                    (IN MILLIONS)
                                                --------------------
Fixed maturity securities available-for-sale    $(127)  $(839)  $61
Equity securities available-for-sale                7      (6)   (6)
                                                -----   -----   ---
Total                                           $(120)  $(845)  $55
                                                =====   =====   ===

For fixed maturity and equity securities held by us at December 31, 2006 and 2005 that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                                          % FAIR   AMORTIZED   % AMORTIZED   UNREALIZED   % UNREALIZED
                             FAIR VALUE    VALUE      COST         COST         LOSS          LOSS
                             ----------   ------   ---------   -----------   ----------   ------------
                                                           (IN MILLIONS)
                             -------------------------------------------------------------------------
2006
  90 Days                      $ 7,030     39.1%    $ 7,082        38.7%       $ (52)         14.5%
Greater than
 90 days but less than or
 equal to 180 days                 400      2.2%        413         2.3%         (13)          3.6%
Greater than
 180 days but less than or
 equal to 270 days               1,451      8.1%      1,478         8.1%         (27)          7.5%
Greater than
 270 days less than or
 equal to 1 year                 1,842     10.3%      1,883        10.3%         (41)         11.5%
Greater than 1 year              7,226     40.3%      7,451        40.6%        (225)         62.9%
                               -------    -----     -------       -----        -----         -----
   Total                       $17,949    100.0%    $18,307       100.0%       $(358)        100.0%
                               =======    =====     =======       =====        =====         =====

2005
  90 Days                      $ 3,007     27.6%    $ 3,039        27.2%       $ (32)         10.5%
Greater than
 90 days but less than or
 equal to 180 days               5,152     47.3%      5,258        47.0%        (106)         34.6%
Greater than
 180 days but less than or
 equal to 270 days                 374      3.4%        384         3.4%         (10)          3.3%
Greater than
 270 days less than or
 equal to 1 year                   788      7.3%        822         7.3%         (34)         11.1%
Greater than 1 year              1,570     14.4%      1,693        15.1%        (123)         40.5%
                               -------    -----     -------       -----        -----         -----
   Total                       $10,891    100.0%    $11,196       100.0%       $(305)        100.0%
                               =======    =====     =======       =====        =====         =====

For fixed maturity and equity securities with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS              TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                      (IN MILLIONS)
                                          ---------------------------------------------------------------------
2006
   Corporate bonds                        $ 8,643      $(115)      $4,892      $(168)      $13,535     $(283)
   U.S. Government bonds                       43         --           --         --            43        --
   Foreign government bonds                    56         (1)          62         (1)          118        (2)
   Asset and mortgage backed-securities     1,911        (13)       2,227        (56)        4,138       (69)
   State and municipal bonds                   20         (1)          44         (1)           64        (2)
   Redeemable preferred stocks                 --         --            1         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities               10,673       (130)       7,226       (226)       17,899      (356)
Equity securities                              50         (2)          --         --            50        (2)
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $10,723      $(132)      $7,226      $(226)      $17,949     $(358)
                                          =======      =====       ======      =====       =======     =====

2005
   Corporate bonds                        $ 6,300      $(132)      $1,235      $(109)      $ 7,535     $(241)
   U.S. Government bonds                       --         --           --         --            --        --
   Foreign government bonds                   169         (3)          38         --           207        (3)
   Asset and mortgage backed-securities     2,820        (47)         284        (13)        3,104       (60)
   State and municipal bonds                   31         --           13         (1)           44        (1)
   Redeemable preferred stocks                  1         --           --         --             1        --
                                          -------      -----       ------      -----       -------     -----
      Total fixed maturities                9,321       (182)       1,570       (123)       10,891      (305)
Equity securities                              --         --           --         --            --        --
                                          -------      -----       ------      -----       -------     -----
      Total securities                    $ 9,321      $(182)      $1,570      $(123)      $10,891     $(305)
                                          =======      =====       ======      =====       =======     =====

Securities available-for-sale that were deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors we considered in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) our ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 to the Supplemental Consolidated Financial Statements - Fair Value of Financial Instruments for a general discussion of the methodologies and assumptions used to determine estimated fair values.

The balance sheet captions, "Real Estate" and "Other Assets," which includes property and equipment, include accumulated depreciation as follows:

                         2006    2005
                         ----   ------
                         (IN MILLIONS)
                         -------------
Real estate              $ 27    $ 19
Property and equipment    859     255

Impaired mortgage loans along with the related allowance for losses are as follows:

                                           2006    2005
                                           ----   ------
                                           (IN MILLIONS)
                                           -------------
Impaired loans with allowance for losses   $28     $66
Allowance for losses                        (2)     (9)
                                           ---     ---
   Net impaired loans                      $26     $57
                                           ===     ===

We believe the allowance for losses is maintained at a level adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

A reconciliation of the mortgage loan allowance for losses for these impaired mortgage loans is as follows:

                                    2006   2005   2004
                                    ----   ----   ----
                                       (IN MILLIONS)
                                    ------------------
Balance at beginning of year        $ 9    $16    $18
Provisions for losses                 2      2      5
Release due to principal paydowns    (9)    (9)    (7)
                                    ---    ---    ---
   Balance at end of year           $ 2    $ 9    $16
                                    ===    ===    ===

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

                                                2006   2005   2004
                                                ----   ----   ----
                                                   (IN MILLIONS)
                                                ------------------
Average recorded investment in impaired loans    $42    $62   $101
Interest income recognized on impaired loans       4      5      9

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and December 31 2005, we had no mortgage loans on non-accrual status. As of December 31, 2006 and 2005, we had no mortgage loans past due 90 days and still accruing interest.

As of December 31, 2006 and 2005, we had restructured mortgage loans of $19 million and $45 million, respectively. We recorded $1 million and $2 million of interest income on these restructured mortgage loans in 2006 and 2005, respectively. Interest income in the amount of $1 million and $4 million would have been recorded on these mortgage loans according to their original terms in 2006 and 2005, respectively. As of December 31, 2006 and 2005, we had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006, our investment commitments for fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate were $1,309 million. This includes $316 million of standby commitments to purchase real estate upon completion and leasing.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled $40 million and $67 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

Federal income tax expense is as follows:

                    2006   2005   2004
                    ----   ----   ----
                       (IN MILLIONS)
                    ------------------
Current             $244   $111   $ 98
Deferred             216    112     95
                    ----   ----   ----
Total tax expense   $460   $223   $193
                    ====   ====   ====

The effective tax rate on pre-tax income (loss) from continuing operations is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $568   $303   $272
Effect of:
   Tax-preferred investment income    (86)   (63)   (69)
   Tax credits                        (21)   (14)   (14)
   Other                               (1)    (3)     4
                                     ----   ----   ----
      Provision for income taxes     $460   $223   $193
                                     ====   ====   ====
      Effective tax rate               28%    26%    25%

The Federal income tax liability included in Other liabilities on the Supplemental Consolidated Balance Sheets is as follows:

                                         2006    2005
                                        -----   -----
                                        (IN MILLIONS)
                                        -------------
Current                                  $ 13   $ 77
Deferred                                  615     24
                                         ----   ----
   Total Federal income tax liability    $628   $101
                                         ====   ====

Significant components of our deferred tax assets and liabilities are as follows:

                                                        2006     2005
                                                       ------   ------
                                                        (IN MILLIONS)
                                                       ---------------
Deferred tax assets:
Insurance and investment contract liabilities          $1,528   $1,206
Deferred gain recognition for income tax purposes         350      291
Modco embedded derivative                                  76       98
Postretirement benefits other than pension                 14       15
Compensation related                                      155      100
Ceding commission asset                                     9       11
Capital loss carryforward                                   2       --
Net operating loss carryforward                            21       --
Affordable housing tax credit carryforward                 18       --
Other deferred tax assets                                 110       53
                                                       ------   ------
   Total deferred tax assets                            2,283    1,774
                                                       ------   ------
Deferred tax liabilities:
Deferred acquisition costs                              1,656      998
Net unrealized gain on securities available-for-sale      306      351
Trading security gains                                     74       91
Present value of business in-force                        602      260
Deferred gain recognition for income tax purposes          14       --
Depreciation differences                                   59       --
Other deferred tax liabilities                            187       98
                                                       ------   ------
      Total deferred tax liabilities                    2,898    1,798
                                                       ------   ------
      Net deferred tax liability                       $  615   $   24
                                                       ======   ======

We and our affiliates, with the exception of JPL, JPFIC and JPLA, are part of a consolidated Federal income tax filing with LNC. Cash paid relating to these consolidated Federal income taxes in 2006, 2005 and 2004 was $208 million, $75 million and $56 million, respectively.

JPL files a separate Federal income tax return. Cash received for income taxes relating to JPL's return in 2006 was $15 million. JPFIC files a separate federal income tax return. JPLA is part of a consolidated Federal income tax filing with JPFIC. Cash paid for income taxes relating to the consolidated return in 2006 was $116.3 million.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to our consolidated results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which we continue to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re, are as follows:

                                          2006     2005    2004
                                        -------   -----   -----
                                             (IN MILLIONS)
                                        -----------------------
Insurance assumed                       $     8   $   1   $  --
Insurance ceded                          (1,021)   (767)   (640)
                                        -------   -----   -----
   Net reinsurance premiums and fees    $(1,013)  $(766)  $(640)
                                        =======   =====   =====

The income statement caption, "Benefits," is net of reinsurance recoveries at December 31, 2006, 2005 and 2004 of $0.9 billion, $0.7 billion, and $0.6 billion, respectively.

A roll forward of Deferred Acquisition Costs is as follows:

                                                                            2006     2005     2004
                                                                           ------   ------   ------
                                                                                 (IN MILLIONS)
                                                                           ------------------------
Balance at beginning of year                                               $3,676   $2,904   $2,552
Deferral                                                                    1,479      934      868
Amortization                                                                 (626)    (427)    (415)
Adjustment related to realized gains  on securities available-for-sale        (38)     (48)     (46)
Adjustment related to unrealized gains on securities available-for-sale        86      313      (16)
Cumulative effect of accounting change                                         --       --      (39)
                                                                           ------   ------   ------
Balance at end of year                                                     $4,577   $3,676   $2,904
                                                                           ======   ======   ======

A roll forward of Value of Business Acquired is as follows:

                                                                             2006    2005   2004
                                                                            ------   ----   ----
                                                                                 (IN MILLIONS)
                                                                            ---------------------
Balance at beginning of year                                                $  742   $819   $922
Merger accounting fair value adjustment                                      2,478     --     --
Deferral of commissions and accretion of interest                               96     --     --
Amortization                                                                  (227)   (77)  (103)
Adjustment related to realized gains on securities available-for-sale           (9)    --     --
Adjustment related to unrealized gains on securities available-for-sale        (48)    --     --
                                                                            ------   ----   ----
Balance at end of year                                                      $3,032   $742   $819
                                                                            ======   ====   ====

Future estimated amortization of Value of Business Acquired is as follows:

2007-$267
2008-$262
2009-$241
2010-$227
2011-$194
Thereafter-$1,841

Realized losses on investments and derivative instruments on the Supplemental Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004 are net of amounts amortized against DAC of $38 million, $48 million and $46 million, respectively. In addition, realized gains and losses for the year ended December 31, 2006, 2005 and 2004 are net of adjustments made to policyholder reserves of $9 million, $(2) million and $(2) million, respectively. We have either a contractual obligation or a consistent historical practice of making allocations of investment gains or losses to certain policyholders and to certain reinsurance arrangements.

A rollforward of deferred sales inducements, included in Other assets on the Supplemental Consolidated Balance Sheets, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               -------------------
Balance at beginning of year   $129   $ 85   $ 45
   Capitalized                   86     60     50
   Amortization                 (22)   (16)   (10)
                               ----   ----   ----
Balance at end of year         $193   $129   $ 85
                               ====   ====   ====

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                                                   2006     2005     2004
                                                                                  ------   ------   ------
                                                                                        (IN MILLIONS)
                                                                                  ------------------------
Commissions                                                                       $1,431   $  899   $1,136
General and administrative expenses                                                1,206      966      604
Deferred acquisition costs and value of business acquired, net of amortization      (722)    (431)    (350)
Taxes, licenses and fees                                                             158       81       85
Restructuring charges                                                                 13       29       --
                                                                                  ------   ------   ------
   Total                                                                          $2,086   $1,544   $1,475
                                                                                  ======   ======   ======

The carrying amount of goodwill by reportable segment is as follows:

                          2006    2005
                         ------   ----
                         (IN MILLIONS)
                         -------------
Individual Markets
   Life Insurance        $2,181   $855
   Annuities              1,032     44
Employer Markets
   Retirement Products       20     20
   Group Protection         281     --
                         ------   ----
   Total                 $3,514   $919
                         ======   ====

Details underlying the balance sheet caption, "Investment contractholder and policyholder funds," are as follows:

                                                      2006      2005
                                                    -------   -------
                                                      (IN MILLIONS)
                                                    -----------------
Premium deposits funds                              $20,509   $21,755
Other policyholder funds                             37,202    12,975
Deferred front end loads                                572       432
Undistributed earnings on participating business        102       111
                                                    -------   -------
   Total                                            $58,385   $35,273
                                                    =======   =======

Details underlying the balance sheet captions related of short-term debt and long-term debt are as follows:

                                                             2006     2005
                                                            ------   ------
                                                             (IN MILLIONS)
                                                            ---------------
Short-term debt:                                            $   21   $   34
                                                            ======   ======
Long-term debt:
Note due Lincoln National Corporation, due September 2008      140       --
Surplus Notes due Lincoln National Corporation:
      6.56% surplus note, due 2028                             500      500
      6.03% surplus note, due 2028                             750      750
Surplus Note due HARCO Capital Corporation:
      9.76% surplus note, due 2024                              50       --
                                                            ------   ------
Total Surplus Notes                                          1,300    1,250
                                                            ------   ------
   Total long-term debt                                     $1,440   $1,250
                                                            ======   ======

The short-term debt represents short-term notes payable to LNC.

We issued a surplus note of $500 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

JPFIC issued a surplus note for $50 million to HARCO Capital Corporation, an affiliate, in 1994. This note calls for JPFIC to pay the principal amount of the note on or before September 30, 2024 and interest to be paid semiannually at an annual rate of 9.76%. Any payment of interest or repayment of principal may be paid only if JPFIC has obtained the prior written approval of the Nebraska Department of Insurance, has adequate earned surplus funds for such payment, and if such payment would not cause JPFIC to violate the statutory capital requirements as set forth in the General Statutes of Nebraska.

A consolidated subsidiary of LNL issued a note for an amount not to exceed $150 million to LNC in 2006. As of December 31, 2006, $140 million had been advanced to us. This note calls for us to pay the principal amount of the notes on or before

September 30, 2008 and interest to be paid monthly at a rate equal to the Federal Reserve Board's 30 day AA- financial commercial paper rate plus ten basis points.

Cash paid for interest on both the short-term debt and the surplus notes was $103 million, $59 million and $79 million for 2006, 2005 and 2004, respectively.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

                                               IN EVENT OF DEATH
                                               -----------------
                                                 2006      2005
                                               -------   -------
                                                 (IN BILLIONS)
                                               -----------------
Return of net deposit Account value             $38.3     $31.9
   Net amount at risk                             0.1       0.1
   Average attained age of contractholders         54        53
Return of net deposits plus a minimum return
   Account value                                $ 0.4     $ 0.3
   Net amount at risk                              --        --
   Average attained age of contractholders         67        66
   Guaranteed minimum return                        5%        5%
Return of net deposit
   Account value                                $22.5     $18.8
   Net amount at risk                             0.2       0.3
   Average attained age of contractholders         64        63

Approximately $13.2 billion and $8.2 billion of separate account values at December 31, 2006 and 2005 were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $2.7 billion and $1.2 billion of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                     2006    2005
                                    -----   -----
                                    (IN BILLIONS)
                                    -------------
Asset Type
Domestic Equity                      $39     $32
International Equity                   6       5
Bonds                                  6       5
                                     ---     ---
   Total                              51      42
Money Market                           6       4
                                     ---     ---
   Total                             $57     $46
                                     ===     ===
Percent of total variable annuity
   separate account values            87%     87%
                                     ===     ===

The determination of the GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.

The following table summarizes the liabilities for GMDB:

                            GMDB
                         -----------
                         2006   2005
                         ----   ----
Total:
   Beginning balance     $ 15   $ 18
   Changes in reserves     14      9
   Benefits paid           (6)   (12)
                         ----   ----
   Ending balance        $ 23   $ 15
                         ====   ====
Ceded:
   Beginning balance     $(15)  $(18)
   Changes in reserves    (12)    (9)
   Benefits paid            6     12
                         ----   ----
   Ending balance        $(21)  $(15)
                         ====   ====
Net:
   Beginning balance     $ --   $ --
   Changes in reserves      2     --
   Benefits paid           --     --
                         ----   ----
   Ending balance        $  2   $ --
                         ====   ====

The changes to the benefit reserve amounts above are reflected in benefits in the Supplemental Consolidated Statements of Income. We have an Automatic Indemnity Reinsurance Agreement with Lincoln National Reinsurance Company (Barbados) Limited ("LNR Barbados"), a wholly-owned subsidiary of LNC. Under this agreement, we cede a portion of our GMDB, GMWB and GIB risks to LNR Barbados. In connection with this reinsurance agreement, we paid premiums to LNR Barbados totaling $154 million and $109 million in 2006 and 2005, respectively. These reinsurance premiums are reflected as an offset in insurance premiums in the Supplemental Consolidated Statements of Income.

7. RETIREMENT BENEFIT PLANS

The Company's employees, other than its U.S. insurance agents, are included in LNC's various benefit plans that provide for pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans. The Company's insurance agents are included in various benefit plans sponsored by either LNL or LNC including pension and other postretirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

LNL PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees (including those of LNL), and prior to January 1, 1995, most full-time agents (including those of LNL). Effective January 1, 2002, the employees' pension plan has a cash balance formula. Employees retiring before 2012 will have their benefits calculated under both the old and new formulas and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the amended plan. Benefits under the old employees' plan are based on total years of service and the highest 60 months of compensations during the last 10 years of employment. Under the amended plan, employees have guaranteed account balances that grow with pay and interest credits each year. All benefits applicable to the defined benefit plan for agents were frozen as of December 31, 1994. The plans are funded by contributions to tax-exempt trusts. The funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees and agents (including those of LNL): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans.

The supplemental retirement plans provide defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain of our officers defined pension benefits based on years of service and final monthly salary upon death or retirement.

The supplemental executive retirement plan provides defined pension benefits for certain executives who became our employees as a result of the acquisition of a block of individual life insurance and annuity business, and benefits under this plan were frozen effective January 1, 2000. A second supplemental executive retirement plan was established for this same group of executives to guarantee that the total benefit payable under the LNC employees' defined benefit pension plan benefit formula will be determined using an average compensation not less than the minimum three-year average compensation as of a certain period. All benefits payable from this plan are reduced by benefits payable from the LNC employees' defined benefit pension plan.

LNC also sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who have worked for LNC 10 years and attained age 55 (including those of LNL). LNL sponsors an unfunded plan that provide postretirement medical, dental and life insurance benefits to full-time agents who have worked for LNL 10 years and attained age 60. Medical and dental benefits are also available to spouses and other dependents of employees and agents. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was changed such that employees and agents not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees and agents that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age
70. Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full medical and dental premium costs. Beginning January 1, 2002, the employees' postretirement plan was changed to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

LNL DEFINED BENEFIT PLAN

LNC sponsors a non-contributory defined benefit pension plan covering its agents. Information with respect to LNL's defined benefit plan asset activity and defined benefit plan obligations for the agent defined benefit and other postretirement benefit plans sponsored by LNL is as follows:

                                                        PENSION BENEFITS   OTHER POST-RETIREMENT BENEFITS
                                                        ----------------   ------------------------------
                                                          2006     2005         2006            2005
                                                        -------   ------   -------------   --------------
                                                                        (IN MILLIONS)
                                                        -------------------------------------------------
Change in plan assets                                    $  93     $  82       $  --           $  --
   Fair value of plan assets at beginning of year           12         6          --              --
   Company contributions                                    --        10           2               2
   Benefits paid                                            (5)       (5)         (2)             (2)
                                                         -----     -----       -----            ----
      Fair value of plan assets at end-of-year           $ 100     $  93       $  --           $  --
                                                         =====     =====       =====            ====
Change in benefit obligation:
   Benefit obligation at beginning-of-year               $  92        87          22              19
   Interest Cost                                             5         5           1               1
   Plan participant's contributions                         --        --           1               1
   Actuarial (gains)/losses                                 (2)        4          (3)              3
   Benefits paid                                            (5)       (4)         (2)             (2)
                                                         -----     -----       -----            ----
      Benefits obligation at end -of-year                $  90     $  92       $  19           $  22
                                                         =====     =====       =====            ====
   Funded status of the plans                            $  10     $   1       $ (19)          $ (22)
   Unrecognized net actuarial losses                                  20                          (1)
                                                         -----     -----       -----            ----
   Prepaid (accrued) benefit cost                                     21                         (23)
   Other Assets                                             11
   Other Liabilities                                        (1)
                                                         -----     -----       -----            ----
Amounts recognized in the Supplemental Consolidated
   Balance Sheets                                        $  10     $  21       $ (19)          $ (23)
                                                         =====     =====       =====            ====
Amounts recognized in accumulated other comprehensive
   income (net of tax):
   Net loss (gain)                                           8                    (2)
                                                         -----     -----       -----            ----
      Total                                              $   8                 $  (2)
Weighted-average assumptions as of December 31:
   Weighted-average discount rate                         5.75%     6.00%       5.75%           6.00%
   Expected return on plan assets                         8.00%     8.25%         --              --
Rate of increase in compensation:                         4.00%     4.00%       4.00%           4.00%

LNC uses December 31 as the measurement date for our pension and postretirement plans.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target plan allocations. This assumption is reevaluated at an interim date each plan year. The calculation of the accumulated post-retirement benefits obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006. It further assumes the rate will gradually decrease to 5.0% by 2017 and remain at that level in future periods. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

                                       ONE-PERCENTAGE   ONE-PERCENTAGE
                                       POINT INCREASE   POINT DECREASE
                                       --------------   --------------
                                                (IN MILLIONS)
                                       -------------------------------
Effect on accumulated postretirement
   benefit obligation                        $ 1              $(1)
Effect on total service and interest
   cost components                            --               --

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                  2006    2005
                                 -----   -----
                                 (IN MILLIONS)
                                 -------------
U.S. PLAN:
Accumulated benefit obligation    $ 1     $ 1
Projected benefit obligation        1       1
Fair value of plan assets          --      --

COMPONENTS OF NET PERIODIC PENSION COST

The components of net defined benefit pension plan and postretirement benefit plan expense are as follows:

                                            PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                           ------------------   -----------------------------
                                           2006   2005   2004     2006       2005      2004
                                           ----   ----   ----   --------   -------   --------
                                                             (IN MILLIONS)
                                           --------------------------------------------------
U.S. PLANS:
Service cost                               $ 18   $ 17   $ 17      $ 1       $ 2       $ 2
Interest cost                                29     29     28        5         5         5
Expected return on plan assets              (38)   (38)   (35)      --        --        --
Amortization of prior service cost           (2)    (2)    (2)      --        --        --
Recognized net actuarial (gains) losses       4      2      1        1        --        (1)
Recognized actuarial loss due to special
   termination benefits                       2     --     --       --        --        --
                                           ----   ----   ----      ---       ---       ---
Net periodic benefit expense               $ 13   $  8   $  9      $ 7       $ 7       $ 6
                                           ====   ====   ====      ===       ===       ===

We maintain a defined contribution plan for our U.S. insurance agents. Contributions to this plan are based on a percentage of the agents' annual compensation as defined in the plan. Effective January 1, 1998, we assumed the liabilities for a non-contributory defined contribution plan covering certain highly compensated former CIGNA agents and employees. Contributions for this plan are made annually based upon varying percentages of annual eligible earnings as defined in the plan. Contributions to this plan are in lieu of any contributions to the qualified agent defined contribution plan. Effective January 1, 2000, this plan was expanded to include certain of our highly compensated agents. The combined pre-tax expenses for these plans amounted to $3 million each in 2006, 2005 and 2004. These expenses reflect both our contribution as well as changes in the measurement of our liabilities under these plans.

PLAN ASSETS

Defined benefit pension plan assets allocations at December 31, 2006 and 2005, by asset category are as follows:

                            2006   2005
                            ----   ----
ASSET CATEGORY
U.S. PLANS:
Equity securities             60%    64%
Fixed income securities       40%    34%
Real Estate                   --      1%
Cash and cash equivalents     --      1%
                             ---    ---
   Total                     100%   100%
                             ===    ===

The primary investment objective of the defined benefit pension plan is for capital appreciation and income growth, with an emphasis on avoiding undue risk. A secondary objective is for current income. Investments can be made using the following asset classes: both domestic and international equity and fixed income securities, real estate, guaranteed products, venture capital, oil and gas and other asset classes the investment managers deem prudent. A five-year time horizon is utilized, as there are inevitably short-run fluctuations, which will cause variations in investment performance.

Each managed fund is expected to rank in the upper 50% of similar funds over the three and/or five year periods. Managers not meeting criteria will be subject to additional due diligence review and possible termination. The following short-term ranges have been established for weightings in the various asset categories:

                                     WEIGHTING RANGE
                                     ---------------
ASSET CATEGORY
Cash                                           0-20%
Guaranteed Products                            0-20%
Fixed Income                                  20-80%
   Long-term                          0-10%
   High-Yield                         0-10%
   International/Emerging Markets*    0-10%
Real Estate                                    0-20%
Equities                                      20-80%
   Small-cap                          0-20%
   International*                     0-20%
   Emerging Markets*                  0-10%
Other                                          0-20%
Total International**                          0-25%

----------
The total of domestic cash, domestic fixed income, and domestic equities shall not be less than 50%.

*    Currency exposure can be hedged up to 100%

**   International/Emerging Markets-Fixed Income and Equities

Within the broad ranges provided above, current target asset weightings are as follows: 64% equities, 35% fixed income, including real estate, and 1% cash. The performance of the plan and the managed funds are monitored on a quarterly basis relative to the plan's objectives. The performance of the managed fund is measured against the following indices: S&P 500, EAFE, Russell 2000, NAREIT, Lehman US Universal and Salomon (Citigroup) 90-day T-Bill. The investment policy is reviewed on an annual basis.

The plan assets are principally managed by LNC's Investment Management segment.

PLAN CASH FLOWS

The Company does not expect to make a contribution to the defined benefit pension plans in 2007. The Company expects to fund approximately the following amounts for benefit payments for unfunded non-qualified defined benefit plans and postretirement benefit plans:

                                US POST RETIREMENT PLANS
             ----------------------------------------------------------------
              NON-QUALIFIED
              U.S. DEFINED      REFLECTING                     NOT REFLECTING
             BENEFIT PENSION   MEDICARE PART   MEDICARE PART    MEDICARE PART
                  PLANS          D SUBSIDY       D SUBSIDY        D SUBSIDY
             ---------------   -------------   -------------   --------------
                                      (IN MILLIONS)
             ----------------------------------------------------------------
Year
2007               $ 3               $ 5             $(1)           $ 6
2008                 3                 5              (1)             6
2009                 3                 5              (1)             6
2010                 4                 5              (1)             6
2011                 4                 5              (1)             6
Thereafter          25                28              (4)            32

JPL DEFINED BENEFIT PLAN

JPL sponsors a non-contributory defined benefit pension plan covering full-time agents. No participants are accruing defined benefits under the plan. All participants with a defined benefit are vested and are either in pay status or have a frozen accrued benefit. Information for the Company's agent pension plans with accumulated benefit obligations in excess of plan assets is as follows:

                                                          2006
                                                      -------------
                                                      (IN MILLIONS)
                                                      -------------
Change in projected benefit obligation:
Projected benefit obligation at beginning of period        $29
Interest cost                                                1
Actuarial loss                                              --
Benefits paid                                               (2)
                                                           ---
   Projected benefit obligation at end of period           $28
                                                           ===
Change in plan assets:                                      39
Fair value of assets at beginning of period                  4
Actual return on plan assets                                --
Transfer out and expenses                                   (2)
                                                           ---
   Benefits paid                                           $41
                                                           ===
Fair value of assets at end of period
Funded status of the plan                                  $14
Unamortized prior service cost                              --
Unrecognized net loss                                       (2)
                                                           ---
   Net amount recognized                                   $12
                                                           ===

The accumulated benefit obligation for JPL's defined benefit pension plan was $28 million at December 31, 2006.

JPL uses a December 31 measurement date for its pension and post-retirement plans. Because no employees are accruing defined benefits under the pension plan, past service costs and unrecognized gains and losses are amortized over the average remaining life expectancy of plan participants.

COMPONENTS OF NET PERIODIC BENEFIT COST

                                         2006
                                     -------------
                                     (IN MILLIONS)
                                     -------------
Interest cost                              1
Expected return on plan assets            (2)
Amortization of prior service cost        --
                                         ---
   Net periodic benefit benefit           (1)
                                         ===

ASSUMPTIONS

                                                 2006
                                                 ----
Weighted-average assumptions used to determine
benefit obligations at December 31:
   Discount rate                                 5.75%
Weighted-average assumptions used to determine
net cost for years ended December 31:
   Discount rate                                 5.69%
   Expected return on plan assets                8.00%

The assumption for long-term rate of return on assets is derived from historical returns on investments of the types in which pension assets are invested. A range of assumptions for long-term rate of return is projected for benchmarks representing each asset class. The upper and lower range limits are based on optimistic and pessimistic assumptions, respectively, and reflect historical returns that are adjusted to reflect factors that might cause future experience to differ from the past, differences between the benchmarks and the plan's assets, and the effects of asset smoothing. The adjusted rates of return are weighted by target allocations for each asset class to derive limits for a range of overall long-term gross rates of return. Within this range, one rate of return is selected as the best estimate. From that rate JPL subtracts an estimate of expenses, and the result is the basis for the assumed long-term rate of return on assets.

The assumption for discount rate is based upon an evaluation of specific plan attributes using cash flow analysis. The weighted average duration of the projected cash flows for the plans was used to select an appropriate AA-rated bond interest rate for disclosure at year end 2006.

PLAN ASSETS

JPL's pension plan weighted-average asset allocation by asset category was as follows based on fair value:

                    2006
                    ----
ASSET CATEGORY
Equity securities     75%
Debt securities       25%
                     ---
   Total             100%
                     ===

The overall investment objective of the plan is to meet or exceed the actuarial assumptions. The plan is assumed to exist in perpetuity; therefore, the investment portfolio is managed to provide stable and growing income, as well as to achieve growth in principal equal to the rate of inflation. Allocation of plan assets is reviewed at least annually. Investment guidelines are: equity securities, a range of 35% to 75% of the total portfolio's value, with no more than 20% of the total equity exposure in non-U.S. equities; fixed income, a range of 25% to 65% of the total portfolio's value; cash, up to 5% of the portfolio's value. The portfolio may be invested in individual securities, mutual funds or co-mingled funds of various kinds. In order to achieve a prudent level of portfolio diversification, the securities of any one company or issuer, other than the U.S. Treasury, should not exceed 5% of the portfolio's value and no more than 20% of the fund should be invested in any one industry. Without specific written instructions from the Plan Administrator, the plan will not be invested in short sales of individual securities, put or call options on individual securities or commodities, or commodity futures.

PLAN CASH FLOWS

JPL is not expected to make a contribution to the pension plan during 2007. The expected benefit payments for JPL's pension plan for the years indicated are as follows:

2007                $ 3
2008                  3
2009                  3
2010                  3
2011                  3
2012 through 2016    11

APPLICATION OF SFAS 158

As discussed in Note 2, the Company applied the recognition provisions of SFAS 158 as of December 31, 2006. The incremental effect of applying SFAS 158 on our Supplemental Consolidated Balance Sheet at December 31, 2006 is as follows:

                                                            AFTER
                      BEFORE APPLICATION    SFAS 158    APPLICATION OF
                         OF SFAS 158       ADJUSTMENT      SFAS 158
                      ------------------   ----------   --------------
                                        (IN MILLIONS)
                      ------------------------------------------------
Other assets               $  1,691            $38         $  1,729
Total assets                164,778             38          164,816
Other Liabilities             3,871             34            3,905
Total Liabilities           151,937             34          151,971
Accumulated other
   comprehensive
   income                       412              4              416
Total shareholder's
   equity                    12,841              4           12,845

401(k)

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees and agents (including those of LNL). Our contributions to the 401(k) plans for our employees and agents are equal to a participant's pre-tax contribution, not to exceed 6% of base pay, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors. Our expense for the 401(k) plan amounted to $22 million, $25 million, and $25 million in 2006, 2005 and 2004, respectively.

DEFERRED COMPENSATION PLANS

LNC sponsors contributory deferred compensation plans for certain U.S. employees and agents including those of LNL who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a variety of alternative measures for purposes of calculating the investment return considered attributable to their deferral. Under the terms of these plans, we agree to pay out amounts based upon the alternative measure selected by the participant. Plan participants who are also participants in a LNC 401(k) plan and who have reached the contribution limit for that plan may also elect to defer the additional amounts into the deferred compensation plan. We make matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans amounted to $17 million, $11 million, and $7 million in 2006, 2005 and 2004, respectively. These expenses reflect both our employer matching contributions of $4 million, $3 million and $2 million, as well as changes in the measurement of our liabilities net of LNC's total return swap under these plans of $13 million, $8 million and $5 million for 2006, 2005 and 2004, respectively.

Our total liabilities associated with these plans were $158 million and $138 million at December 31, 2006 and 2005, respectively.

8. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense (income) for stock-based awards to employees of the company is as follows:

                         2006   2005   2004
                         ----   ----   ----
                            (IN MILLIONS)
                         ------------------
Stock options             $ 3    $--    $ 1
Shares                     19     14     11
Cash awards                 1      1      1
SARs                       (1)     2      4
Restricted stock            1      1      1
                          ---    ---    ---
Total                     $23    $18    $18
                          ===    ===    ===
Recognized tax benefit    $ 8    $ 6    $ 6

The compensation cost is included in the underwriting, acquisition, insurance, and other expenses line item on the Company's Supplemental Consolidated Statements of Income.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS -- LNL

Net income as determined in accordance with statutory accounting practices for LNL was $229 million, $544 million and $310 million for 2006, 2005 and 2004, respectively. Statutory surplus as determined in accordance with statutory accounting practices for LNL was $3.0 billion and $3.2 billion for December 31, 2006 and 2005, respectively.

The state of Indiana has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and affect LNL's reported statutory surplus. LNL utilizes the Indiana universal life method to calculate reserves for universal life policies, which increased statutory surplus by $227 million and $210 million at December 31, 2006 and 2005, respectively. LNL also use a permitted valuation interest rate on certain annuities, which decreased statutory surplus by $14 million and $15 million at December 31, 2006 and 2005, respectively.

LNL is subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, we may pay dividends to LNC only from unassigned surplus, without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of (i) 10% of the insurer's policyholders' surplus, as shown on its last annual statement on file with the Commissioner or (ii) the insurer's statutory net gain from operations for the previous twelve months, but in no event to exceed statutory unassigned surplus. Indiana law gives Commissioner broad discretion to disapprove requests for dividends in excess of these limits.

LNL paid dividends of $350 million, $200 million and $150 million to LNC during 2006, 2005 and 2004, respectively, which did not require prior approval of the Commissioner. Based upon anticipated on-going positive statutory earnings and favorable credit markets, LNL expects that we could pay dividends of $301 million in 2007 without prior approval from the Commissioner.

LNL is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the state of Indiana, LNL is also subject to the regulatory requirements that the state of New York imposes upon authorized insurers. These include reserve requirements, which differ from Indiana's requirements.

The New York regulations require us to report more reserves to the state of New York. As a result, the level of statutory surplus that we report to New York is less than the statutory surplus reported to Indiana and the National Association of Insurance Commissioners. If New York requires us to maintain a higher level of capital to remain an accredited reinsurer in New York, our ability to pay dividends could be constrained. However, we do not expect that our ability to pay dividends during 2007 will be constrained as a result of our status in New York.

STATUTORY INFORMATION AND RESTRICTIONS -- JPL, JPFIC AND JPLA

Net income for JPFIC for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $210 million and net loss for JPL and JPLA for the nine months ending December 31, 2006 as determined in accordance with statutory accounting practices was $114 million and $26 million, respectively. Statutory surplus as determined in accordance with statutory accounting practices for JPL, JPFIC and JPLA was $773 million, $1,140 million and $69 million at December 31, 2006, respectively.

JPL prepares financial statements on the basis of SAP prescribed or permitted by the North Carolina Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPL does not utilize any permitted practices in the preparation of its statutory financial statements.

The General Statues of North Carolina require JPL to maintain capital of $1.2 million and minimum unassigned surplus of $.3 million. Additionally, North Carolina limits the amount of dividends that the Company and its insurance subsidiary may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. JPL paid dividends of $2 million to LNC during 2006. JPL expects that we could pay dividends of $77 million in 2007 without prior approval from North Carolina.

JPFIC prepares financial statements on the basis of SAP prescribed or permitted by the Nebraska Department of Insurance for JPFIC, and the New Jersey Department of Banking and Insurance for JPLA. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. JPFIC and JPL do not utilize any permitted practices in the preparation of the statutory financial statements.

The General Statutes of Nebraska require JPFIC to maintain minimum capital of $1,000 and minimum surplus of $1,500 over and above capital. Additionally, the General Statutes of Nebraska limit the amount of dividends that JPFIC may pay annually without first obtaining regulatory approval. Generally, the limitations are based on a combination of statutory net gain from operations for the preceding year, 10% of statutory surplus at the end of the preceding year, and dividends and distributions made within the preceding twelve months. Depending on the timing of the payment, JPFIC could pay $288,378 in dividends in 2007 without prior approval of the Nebraska Commissioner of Insurance.

The New Jersey statutes require JPLA to maintain minimum capital of $1.5 million and minimum unassigned surplus of $6.1 million. Additionally, the New Jersey statutes limit the amount of dividends that JPLA may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. JPLA expects that we could pay dividends of $7 million in 2007 without prior approval from the New Jersey Commissioner of Banking and Insurance.

REINSURANCE CONTINGENCIES

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of our principal reinsurers. Swiss Re Life & Health America, Inc. ("Swiss Re") represents our largest reinsurance exposure. In 2001, Swiss Re acquired our reinsurance operation and personal accident business through indemnity reinsurance transactions. We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as deferred gain in the liability section of our Supplemental Consolidated Balance Sheets in accordance with the requirements of SFAS 113. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years. During 2006 and 2005 we amortized $49 million after-tax ($76 million pre-tax) per year and in 2004 we amortized $57 million after-tax ($87 million pre-tax) of deferred gain on the sale of the reinsurance operation. In the third quarter of 2004, we adjusted the deferred gain up by $77 million. As a result, the amortization of the deferred gain in 2004 included an adjustment upward of $9 million after-tax.

Because of ongoing uncertainty related to personal accident business, the reserves related to these exited business lines carried on our balance sheet at December 31, 2006 may ultimately prove to be either excessive or deficient. For instance, in the event that future developments indicate that these reserves should be increased, under SFAS 113 we would record a current period non-cash charge to record the increase in reserves. Because Swiss Re is responsible for paying the underlying claims to the ceding companies, we would record a corresponding increase in reinsurance recoverable from Swiss Re. However, SFAS 113 does not permit us to take the full benefit in earnings for the recording of the increase in the reinsurance recoverable in the period of the change. Rather, we would increase the deferred gain recognized upon the closing of the indemnity reinsurance transaction with Swiss Re and would report a cumulative amortization "catch-up" adjustment to the deferred gain balance as increased earnings recognized in the period of change. Any amount of additional increase to the deferred gain above the cumulative amortization "catch-up" adjustment must continue to be deferred and will be amortized into income in future periods over the remaining period of expected run-off of the underlying business. We would transfer no cash to Swiss Re as a result of these developments.

Accordingly, even though we have no continuing underwriting risk, and no cash would be transferred to Swiss Re, in the event that future developments indicate our December 31, 2006 personal accident reserves are deficient or redundant, SFAS 113 requires us to adjust earnings in the period of change, with only a partial offset to earnings for the cumulative deferred gain amortization adjustment in the period of change. The remaining amount of increased gain would be amortized into earnings over the remaining run-off period of the underlying business.

Because we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured contracts remain on our Supplemental Consolidated Balance Sheets with a corresponding reinsurance receivable from the business sold to Swiss Re, which totaled $3.8 billion at December 31, 2006, and is included in amounts recoverable from reinsurers. Swiss Re has funded a trust, with a balance of $1.9 billion at December 31, 2006, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans. Our liabilities for funds withheld and embedded derivative liabilities at December 31, 2006 included $1.8 billion and $0.2 billion, respectively, related to the business reinsured by Swiss Re.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, we have received inquiries including requests for information and/or subpoenas from various authorities including the SEC, National Association of Securities Dealers ("NASD"), and the New York Attorney General. We are in the process of responding to, and in some cases have settled or are in the process of settling, certain of these inquiries. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. Our management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect our consolidated financial position.

LEASES

Significant leases include the lease for our Fort Wayne, Indiana home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide us with the right of the first refusal to purchase the properties during the terms of the lease, including renewal periods, at a price defined in the agreements. We also have the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease period ending in 2009 or the last day of any of the renewal periods. In 2006, we exercised the right and option to extend the lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining options for extended terms of five years each in accordance with the lease agreement.

Total rental expense on operating leases in 2006, 2005 and 2004 was $47 million, $55 million and $55 million, respectively. Future minimum rental commitments are as follows (in millions):

2007-$45
2008-$40
2009-$28
2010-$17
2011-$13
Thereafter-$40

In addition, the Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from one to seven years. Neither annual rent nor future rental commitments are significant.

INFORMATION TECHNOLOGY COMMITMENT

In February 1998, we signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. In February 2004, we renegotiated and extended the contract through February 2010. Annual costs are dependent on usage but are expected to range from $45 million to $50 million.

INSURANCE CEDED AND ASSUMED

Our insurance companies cede insurance to other companies. The portion of risks exceeding each company's retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance to limit its liabilities. We reinsure approximately 85% to 90% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy is to retain no more than $5 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance ("COLI") is $1 million and $2 million, respectively.

Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. At December 31, 2006, the reserves associated with these reinsurance arrangements totaled $1.8 billion. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying financial statements reflect premiums, benefits and deferred acquisition costs, net of insurance ceded (see
Note 5). Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

See "Reinsurance Contingencies" above for a discussion of our reinsurance business sold to Swiss Re.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, we did not have a material concentration of financial instruments in a single investee or industry. Our investments in mortgage loans principally involve commercial real

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

estate. At December 31, 2006, 31% of such mortgages, or $2.3 billion, involved properties located in California, Pennsylvania and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $28 million. Also at December 31, 2006, we did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity product offered in our Individual Markets Annuities segment is significant to this segment. The American Legacy Variable Annuity product accounted for 49%, 48% and 45% of Individual Markets Annuities deposits in 2006, 2005 and 2004, respectively and represented approximately 67% of our total Individual Markets Annuities variable annuity product account values at December 31, 2006, 2005 and 2004. In addition, fund choices for certain of our other variable annuity products offered in our Individual Markets Individual Annuity segment include American Fund Insurance SeriesSM ("AFIS") funds. For the Individual Markets Individual Annuity segment, AFIS funds accounted for 60%, 57% and 56% of variable annuity product deposits in 2006, 2005 and 2004 respectively and represented 57%, 52% and 51% of the segment's total variable annuity product account values at December 31, 2006, 2005 and 2004, respectively.

OTHER CONTINGENCY MATTERS

We are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

We have pursued claims with our liability insurance carriers for reimbursement of certain costs incurred in connection with a class action settlement involving the sale of our non-variable universal life and participating whole life policies issued between January 1, 1981 and December 31, 1998, and the settlement of claims and litigation brought by owners that opted out of the class action settlement. During the fourth quarter of 2002, we settled our claims against three liability carriers on a favorable basis, and settled our claims against a fourth liability insurance carrier on a favorable basis in 2004.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

GUARANTEES

We have guarantees with off-balance-sheet risks having contractual values of $3 million and $4 million at December 31, 2006 and 2005, respectively, whose contractual amounts represent credit exposure.

Certain of our subsidiaries have sold commercial mortgage loans through grantor trusts, which issued pass-through certificates. These subsidiaries have agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. In case of default on the mortgage loans, we have recourse to underlying real estate. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default, the impact would not be material to us. These guarantees expire in 2009.

DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency risk, equity risk, and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure, and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are currently used as part of our interest rate risk management strategy include interest rate swaps and interest rate caps. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps. Call options on LNC stock are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

As a result of our merger with JPL, we now distribute indexed annuity contracts. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500(R) index. Policyholders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500(R) index call options that are highly correlated to the portfolio allocation decisions of our policyholders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and generally offsets the change in value of the embedded derivative within the indexed annuity, which is recorded as a component of interest credited to policyholders' within insurance benefits. SFAS 133 requires that we calculate fair values of index options we may purchase in the future to hedge policyholder index allocations in future reset periods. These fair values represent an estimate of the cost of the options we will purchase in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are included in

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

interest credited. Interest credited was decreased by $59 million in 2006 for the changes in the fair value of these liabilities. The notional amounts of policyholder fund balances allocated to the equity-index options were $2.4 billion at December 31, 2006.

By using derivative instruments, we are exposed to credit risk (our counterparty fails to make payment) and market risk (the value of the instrument falls and we are required to make a payment). When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes us and, therefore, creates a credit risk for us equal to the extent of the fair value gain in the derivative. When the fair value of a derivative contract is negative, this generally indicates we owe the counterparty and therefore we have no credit risk, but have been affected by market risk. We minimize the credit risk in derivative instruments by entering into transactions with high quality counterparties with minimum credit ratings that are reviewed regularly by us, by limiting the amount of credit exposure to any one counterparty, and by requiring certain counterparties to post collateral if our credit risk exceeds certain limits. We also maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We do not believe that the credit or market risks associated with derivative instruments are material to any insurance subsidiary or the Company.

We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings of S&P BBB and Moody's Baa2.

A downgrade below these levels would result in termination of the derivatives contract at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring us to post collateral upon significant downgrade. We are required to maintain long-term senior debt ratings above S&P BBB and Moody's Baa3. We also require for our own protection minimum rating standards for counterparty credit protection. We are required to maintain financial strength or claims-paying ratings of S&P A- and Moody's A3 under certain ISDA agreements, which collectively do not represent material notional exposure. We do not believe the inclusion of termination or collateralization events pose any material threat to our liquidity position.

Market risk is the adverse effect that a change in interest rates, currency rates, implied volatility rates, or a change in certain equity indexes or instruments has on the value of a financial instrument. We manage the market risk by establishing and monitoring limits as to the types and degree of risk that may be undertaken.

Our derivative instruments are monitored by our risk management committee as part of that committee's oversight of our derivative activities. Our derivative instruments committee is responsible for implementing various hedging strategies that are developed through its analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into our overall risk management strategies.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                                                     ASSETS (LIABILITIES)
                                                   NOTIONAL OR CONTRACT AMOUNTS   CARRYING VALUE/FAIR VALUE
                                                   ----------------------------   -------------------------
                                                       2006            2005           2006          2005
                                                   ------------   -------------   -----------   -----------
                                                                         (IN MILLIONS)
                                                   --------------------------------------------------------
Interest rate derivative instruments:
   Interest rate cap agreements                       $5,950          $5,450         $   3         $   5
   Interest rate swap agreements                       1,188             462             8             9
                                                      ------          ------         -----         -----
      Total interest rate derivative instruments       7,138           5,912            11            14
                                                      ======          ======         =====         =====
Foreign currency derivative instruments:
   Foreign currency swaps                                 86              58            (7)           (5)
Credit derivative instruments:
   Credit default swaps                                   20              20            --            --
Equity indexed derivative instruments:
   Call options (based on LNC stock)                       1               1            22            17
   Call options (based on SPX Index)                   2,357              --           185            --
   Embedded derivatives per SFAS 133                      --              --          (132)         (268)
                                                      ------          ------         -----         -----
      Total derivative instruments*                   $9,602          $5,991         $  79         $(242)
                                                      ======          ======         =====         =====

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability on the Supplemental Consolidated Balance Sheet. Total derivative instruments for 2005 are composed of an asset of $41 and liabilities of $6 million and $278 million on the Supplemental Consolidated Balance Sheet in derivative instruments, insurance policy and claim reserves and reinsurance related derivative liability, respectively.

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts is as follows:

                                 INTEREST RATE    INTEREST RATE    FOREIGN CURRENCY
                                CAP AGREEMENTS   SWAP AGREEMENTS    SWAP AGREEMENTS
                               ---------------   ---------------   ----------------
                                2006     2005     2006     2005     2006     2005
                               ------   ------   ------   ------   ------   -------
                                                   (IN MILLIONS)
                               ----------------------------------------------------
Balance at beginning of year   $5,450   $4,000   $  462    $446     $ 58      $ 42
New contracts                     750    1,450      789      36       30        30
Terminations and maturities      (250)      --      (63)    (20)      (2)      (14)
                               ------   ------   ------    ----     ----      ----
   Balance at end of year      $5,950   $5,450   $1,188    $462     $ 86      $ 58
                               ======   ======   ======    ====     ====      ====

                                                          CALL OPTIONS           CALL OPTIONS
                               CREDIT DEFAULT SWAPS   (BASED ON LNC STOCK)   (BASED ON SPX INDEX)
                               --------------------   --------------------   --------------------
                                 2006        2005       2006        2005       2006        2005
                               --------   ---------   --------   ---------   --------   ---------
                                                          (IN MILLIONS)
                               ------------------------------------------------------------------
Balance at beginning of year     $ 20        $ 13        $ 1        $ 1       $    --      $--
New contracts                      10          20         --         --         3,377       --
Terminations and maturities       (10)        (13)        --         --        (1,020)      --
                                 ----        ----        ---        ---       -------      ---
   Balance at end of year        $ 20        $ 20        $ 1        $ 1       $ 2,357      $--
                                 ====        ====        ===        ===       =======      ===

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005, we had derivative instruments that were designated and qualified as cash flow hedges and derivative instruments that were not designated as hedging instruments. We did not have derivative instruments that were designated as fair value hedges or hedges of a net investment in a foreign operation. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. For the years ended December 31, 2006, 2005 and 2004, we recognized after tax after-DAC net losses of $2 million, less than $1 million and $7 million, respectively, in net income as a component of realized investment gains and losses. These losses relate to the ineffective portion of cash flow hedges, the change in market value for derivative instruments not designated as hedging instruments, and the gain
(loss) on swap terminations. For the years ended December 31, 2006, 2005 and 2004, we recognized after-tax after-DAC losses of $16 million, $7 million and $10 million, respectively, in OCI related to the change in market value on derivative instruments that are designated and qualify as cash flow hedges.

DERIVATIVE INSTRUMENTS DESIGNATED IN CASH FLOW HEDGES

INTEREST RATE SWAP AGREEMENTS

We use interest rate swap agreements to hedge our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receive a fixed payment from the counterparty, at a predetermined interest rate. The net receipts/payments from these interest rate swaps are recorded in net investment income. Gains (losses) on interest rate swaps hedging interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The open positions at December 31, 2006, expire in 2007 through 2026.

We also use interest rate swap agreements to hedge our exposure to interest rate fluctuations related to the forecasted purchase of assets for certain investment portfolios. The gains (losses) resulting from the swap agreements are recorded in OCI. The gains (losses) are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased. As of December 31, 2006, there were no interest rate swaps hedging forecasted asset purchases.

FOREIGN CURRENCY SWAPS

We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Gains (losses) on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income as bond interest is accrued. The foreign currency swaps expire in 2014 through 2016.

CALL OPTIONS ON LNC STOCK

We use call options on LNC stock to hedge the expected increase in liabilities arising from stock appreciation rights ("SARs") granted to our agents on LNC stock. Upon option expiration, the payment, if any, is the increase in LNC's stock price over the strike price of the option applied to the number of contracts. Call options hedging vested SARs are not eligible for hedge accounting and both are marked to market through net income. Call options hedging nonvested SARs are eligible for hedge accounting and are accounted for as cash flow hedges of the forecasted vesting of SAR liabilities. To the extent that the cash flow hedges are effective, changes in the fair

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

value of the call options are recorded in accumulated OCI. Amounts recorded in OCI are reclassified to net income upon vesting of SARs. Our call option positions will be maintained until such time as the SARs are either exercised or expire and our SAR liabilities are extinguished. The SARs expire five years from the date of grant.

ALL OTHER DERIVATIVE INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been qualified by us for hedge accounting treatment. The gain or loss related to the change in market value for these derivative instruments is recognized in net income during the period of change (reported as realized gain (loss) on investments in the Supplemental Consolidated Statements of Income except where otherwise noted below).

FORWARD STARTING INTEREST RATE SWAP AGREEMENTS

We used a forward starting interest rate swap agreement to hedge our exposure to the forecasted sale of mortgage loans. We were required to pay the counterparty a predetermined fixed stream of payments, and in return, received payments based on a floating rate from the counterparty. The net receipts/payments from these interest rate swaps were recorded in realized gain (loss) on investments and derivative instruments. As of December 31, 2006, there were no forward starting interest rate swap agreements.

INTEREST RATE CAP AGREEMENTS

The interest rate cap agreements, which expire in 2007 through 2011, entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of our interest rate cap agreement program is to provide a level of protection for our annuity line of business from the effect of rising interest rates. The interest rate cap agreements provide an economic hedge of the annuity line of business. However, the interest rate cap agreements are not linked to assets and liabilities on the balance sheet that meet the significantly increased level of specificity required under SFAS 133. Therefore, the interest rate cap agreements do not qualify for hedge accounting under SFAS 133.

SWAPTIONS

Swaptions entitled us to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of our swaption program was to provide a level of protection for its annuity line of business from the effect of rising interest rates. The swaptions provided an economic hedge of the annuity line of business. However, the swaptions were not linked to specific assets and liabilities on the balance sheet that met the significantly increased level of specificity required under SFAS 133. Therefore, the swaptions did not qualify for hedge accounting under SFAS 133. At December 31, 2006, there were no outstanding swaptions.

CREDIT DEFAULT SWAPS

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows us to put the bond back to the counterparty at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or obligation acceleration. We have no currently qualified credit default swaps for hedge accounting under SFAS 133, as amounts are insignificant. As of December 31, 2006, we had no outstanding purchased credit default swaps.

We also sell credit default swaps to offer credit protection to investors. The credit default swaps hedge the investor against a drop in bond prices due to credit concerns of certain bond issuers. A credit swap allows the investor to put the bond back to us at par upon a credit event by the bond issuer. A credit event is defined as bankruptcy, failure to pay, or restructuring. As of December 31, 2006, we had credit swaps with a notional amount of $20 million, which expire in 2010.

CALL OPTIONS ON LNC STOCK

As discussed previously in the Cash Flow Hedges section above, we use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted to our agents on LNC stock. Call options hedging vested SARs are not eligible for hedge accounting treatment under SFAS 133. Mark to market changes are recorded in net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN DEFERRED COMPENSATION PLAN

We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked to market through net income in underwriting, acquisition, insurance and other expenses.

DERIVATIVE INSTRUMENT EMBEDDED IN MODIFIED COINSURANCE AGREEMENTS WITH FUNDS WITHHELD ARRANGEMENTS

We are involved in various Modco and CFW reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading securities supporting these arrangements, flows through net income.

DERIVATIVE INSTRUMENT EMBEDDED IN VARIABLE ANNUITY PRODUCTS

We have certain variable annuity products with a GMWB feature that is an embedded derivative. The change in fair value of the embedded derivatives flows through net income through the benefits line in the Supplemental Consolidated Statements of Income.

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9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

DERIVATIVE INSTRUMENTS EMBEDDED IN AVAILABLE-FOR-SALE SECURITIES

We own various debt securities that (a) contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or (b) contain call options to receive the return on equity-like indexes. The change in fair value of the embedded derivatives flows through net income. These embedded derivatives have not been qualified for hedge accounting treatment under SFAS 133.

We have used certain other derivative instruments in the past for hedging purposes. Although other derivative instruments may have been used in the past, derivative types that were not outstanding from January 1, 2005 through December 31, 2006 are not discussed in this disclosure.

ADDITIONAL DERIVATIVE INFORMATION

Income other than realized gains and losses for the agreements and contracts described above amounted to $78 million, $14 million and $26 million in 2006, 2005 and 2004, respectively. The decrease in income from 2004 to 2005 was primarily because of decreased income on interest rate swaps.

We are exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, we do not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. At December 31, 2006, the exposure was $176 million.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE, HELD-TO-MATURITY AND TRADING SECURITIES

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or;
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS

We employ several different methods for determining the fair value of our derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on: 1) quoted market prices; 2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS, AND CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contractholder and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts. It is our position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about our shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. We and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM AND LONG-TERM DEBT

Fair values for long-term debt issues are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements. For short-term debt, the carrying value approximates fair value.

GUARANTEES

Our guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status of the debt, none of the loans are delinquent and the fair value liability for the guarantees related to mortgage loan pass-through certificates is insignificant.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of our financial instruments are as follows:

                                                   2006                          2005
                                       ---------------------------   ---------------------------
                                       CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                       --------------   ----------   --------------   ----------
                                                             (IN MILLIONS)
                                       ---------------------------------------------------------
Assets (liabilities):
Securities available-for-sale
   Fixed maturies                         $ 54,697       $ 54,697       $ 32,245       $ 32,245
   Equity                                      218            218            101            101
Trading securities                           2,820          2,820          2,985          2,985
Mortgage loans on real estate                7,344          7,530          3,662          3,859
Policy loans                                 2,755          2,979          1,858          2,003
Derivative instruments *                        79             79           (243)          (243)
Other investments                              819            819            423            423
Cash and invested cash                       1,762          1,762          1,962          1,962
Investment type insurance contracts:
   Deposit contracts and certain
      guaranteed interest contracts        (28,628)       (28,605)       (21,270)       (21,273)
   Remaining guaranteed interest
      and similar contracts                   (245)          (245)           (13)           (13)
Short-term debt                                (21)           (21)           (34)           (34)
Long-term debt                              (1,440)        (1,395)        (1,250)        (1,324)
Guarantees                                      --             --             --             --
Investment commitments                          --         (1,308)            --             --

----------
* Total derivative instruments for 2006 are composed of an asset of $245 million recorded in derivative investments, a $52 million contra-liability recorded in insurance policy and claim reserves and a liability of $218 million recorded in reinsurance related derivative liability. Total derivative instruments for 2005 are composed of an asset of $41 million in derivative investments, a $6 million liability in insurance policy and claim reserves and a liability of $278 million recorded in reinsurance related derivative liability.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of DAC of $789 million and $383 million, respectively, excluding adjustments for DAC applicable to changes in fair value of securities. The carrying values of these contracts are stated net of DAC so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments, which included those of LNL to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses: (1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the United States. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through two segments, Retirement Products and Group Protection. The Retirement Products segment consists of its Defined Contribution business. Employer Markets also provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans.

We also have Other Operations which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the historical results of the former reinsurance segment, which was sold to Swiss Re Life & Health America Inc. ("Swiss Re") in the fourth quarter of 2001, along with the ongoing amortization of deferred gain on the indemnity reinsurance portion of the transaction with Swiss Re.

Financial data by segment is as follows:

                                         2006     2005     2004
                                        ------   ------   ------
                                              (IN MILLIONS)
                                        ------------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities              $1,914   $1,309   $1,278
      Life Insurance                     3,178    1,840    1,847
                                        ------   ------   ------
      Individual Markets Total           5,092    3,149    3,125
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                1,355    1,168    1,125
      Group Protection                   1,033       --       --
                                        ------   ------   ------
      Employer Markets Total             2,388    1,168    1,125
                                        ------   ------   ------
   Other Operations                        474      309      621
   Consolidating adjustments              (164)      --     (354)
   Net realized investment results(1)       (2)     (16)     (45)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
      Total                             $7,789   $4,611   $4,473
                                        ======   ======   ======
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities              $  323   $  197   $  169
      Life Insurance                       470      238      252
                                        ------   ------   ------
      Individual Markets Total             793      435      421
                                        ------   ------   ------
   Employer Markets:
      Retirement Products                  249      206      181
      Group Protection                      99       --       --
                                        ------   ------   ------
      Employer Markets Total               348      206      181
                                        ------   ------   ------
   Other Operations                         20       12        9
   Net realized investment results(2)       (1)     (10)     (29)
   Reserve development net of related
      amortization on business sold
      through reinsurance                    1        1        1
                                        ------   ------   ------
   Income before cumulative effect of
      accounting changes                 1,161      644      583
   Cumulative effect of accounting
      changes                               --       --      (26)
                                        ------   ------   ------
Net Income                              $1,161   $  644   $  557
                                        ======   ======   ======

----------
(1) Includes realized losses on investments of $6 million, $20 million and $47 million for 2006, 2005 and 2004, respectively; realized losses on derivative instruments of $(1) million and $(11) million for 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $4 million, $5 million and $(1) million in 2006, 2005 and 2004, respectively; and gain on sale of subsidiaries/businesses of $14 million for 2004.

(2) Includes realized losses on investments of $4 million $13 million and $21 million for 2006, 2005 and 2004, respectively; realized gains (losses) on derivative instruments of less than $1 million, less than $(1) million and $(7) million for 2006, 2005 and 2004, respectively; gain (loss) on reinsurance embedded derivative/trading securities of $2 million, $3 million and $(1) million for 2006, 2005 and 2004, respectively.

                                                               2006       2005
                                                             --------   --------
                                                                (IN MILLIONS)
                                                             -------------------
ASSETS:
   Annuities                                                 $ 70,520   $ 48,250
   Life Insurance                                              42,691     21,795
   Retirement Products                                         37,274     33,478
   Group Protection                                             2,341         --
   Other Operations                                            10,058      6,649
   Consolidating adjustments                                    1,932      3,882
                                                             --------   --------
Total                                                        $164,816   $114,054
                                                             ========   ========

12. SHAREHOLDER'S EQUITY

All authorized and issued shares of LNL, JPL, JPFIC and JPLA are owned by LNC.

Details underlying the supplemental consolidated balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                                               2006       2005
                                                             -------    -------
                                                                (IN MILLIONS)
                                                             ------------------
Fair value of securities available-for-sale                  $54,915    $32,346
Cost of securities available-for-sale                         54,051     31,362
                                                             -------    -------
Unrealized gain                                                  864        984
Adjustments to deferred acquisition costs and value of
   business acquired                                            (227)      (266)
Amounts required to satisfy policyholder commitments             (20)       (31)
Foreign currency exchange rate adjustment                         28         16
Deferred income taxes                                           (224)      (251)
                                                             -------    -------
Net unrealized gain on securities available-for-sale         $   421    $   452
                                                             =======    =======

Adjustments to DAC and amounts required to satisfy policyholder commitments are netted against the DAC asset line and included within the insurance policy and claim reserve line on the Supplemental Consolidated Balance Sheets, respectively.

Details underlying the change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment shown on the Supplemental Consolidated Statements of Shareholder's Equity are as follows:

                                                                   2006    2005   2004
                                                                   ----   -----   ----
                                                                      (IN MILLIONS)
                                                                   -------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                         $  7   $(479)  $116
Less: Reclassification adjustment for gains on disposals of
   prior year inventory included in net income(1)                    65      39     82
Less: Federal income tax expense (benefit)                          (27)   (189)    11
                                                                   ----   -----   ----
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense         $(31)  $(329)  $ 23
                                                                   ====   =====   ====

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to DAC and amounts required to satisfy policyholder commitments.

The net unrealized gain (loss) on derivative instruments component of other comprehensive income shown on the Supplemental Consolidated Statements of Shareholder's Equity is net of Federal income tax expense (benefit) of $3 million, $5 million and $3 million for 2006, 2005 and 2004, respectively, and net of adjustments to DAC of $1 million, $(7) million and $(8) million for 2006, 2005 and 2004, respectively.

13. RESTRUCTURING CHARGES

The following provides details on our restructuring charges. All restructuring charges recorded by us are included in underwriting, acquisition, insurance and other expenses on the Supplemental Consolidated Statements of Income in the year incurred and are included in the Other Operations segment.

2006 RESTRUCTURING PLAN

Upon completion of LNC's merger with Jefferson-Pilot, a restructuring plan was implemented relating to the integration of LNC's legacy operations with those of Jefferson-Pilot. The realignment will enhance productivity, efficiency and scalability while positioning LNC and its affiliates for future growth.

The following details LNL's restructuring charges associated with this integration plan:

                                                      TOTAL
                                                 ----------------
                                                   (IN MILLIONS)
                                                 ----------------
Amounts incurred in 2006
   Employee severance and termination benefits         $12
   Abandoned office space                                1
                                                       ---
Total 2006 restructuring charges                        13
Amounts expended in 2006                                (6)
                                                       ---
Restructuring reserve at December 31, 2006             $ 7
                                                       ===
Additional amounts expended that do not
qualify as restructuring charges                       $14
Expected completion date                         4th Quarter 2009

2005 RESTRUCTURING PLAN

During May 2005, LFA implemented a restructuring plan to realign its field management and financial planning support areas. Total pre-tax restructuring charges incurred during 2005 were $7 million. These charges, which are included in Other Operations, included employee severance and termination benefits of $4 million and rent on abandoned office space of $3 million. The remaining reserves totaled $1 million at December 31, 2006. The plan was completed by year end 2006, except for lease payments on vacated space which run through 2008.

2003 RESTRUCTURING PLANS

In January 2003, the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning the segment for future growth. In February 2003, we announced plans to consolidate its fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, we announced that we were combining our retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, we announced additional realignment activities.

The total pre-tax restructuring charges recorded in 2005 and 2004 were $23 million and $20 million, respectively. Pre-tax amounts reversed in restructuring charges in 2006 and 2004 were $1 million in each year. Additional pre-tax amounts expended that do not qualify as restructuring charges in 2005 and 2004 were $7 million and $15 million, respectively. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

Cash and short-term investments at December 31, 2006 and 2005 include our participation in a cash management agreement with LNC of $389 million and $227 million, respectively. Related investment income was $14 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. Short-term debt represents notes payable to LNC of $21 million and $34 million at December 31, 2006 and 2005, respectively. Total interest expense for this short-term debt was $1 million per year in 2006, 2005 and 2004. As shown in Note 5, LNC supplied funding to us totaling $1.390 billion in 2006 and $1.250 billion in 2005, in exchange for notes. The interest expense on these notes was $78 million per year in 2006, 2005 and 2004. HARCO supplied funding to JPFIC totaling $50 million in 1994, in exchange for Notes.

A transfer pricing arrangement is in place between LFD and Delaware Management Holdings, Inc. ("DMH") related to the wholesaling of DMH's investment products. As a result, we received fees of $36 million, $41 million, and $32 million from DMH for transfer pricing in 2006, 2005, and 2004. We also received fees of $4 million in 2006, from the Jefferson-Pilot Companies, for distributing Variable Universal Life products.

We paid fees of $57 million, $72 million and $79 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

We provide services to and receive services from affiliated companies plus we receive an allocation of corporate overhead from LNC. This allocation is based on a calculation that utilizes income and equity of the business units. These activities with affiliated companies resulted in net payments of $59 million, $122 million and $101 million in 2006, 2005 and 2004, respectively.

We cede and accept reinsurance from affiliated companies. As discussed in Note 6, we cede certain Guaranteed Benefit risks (including certain GMDB and all GMWB benefits) to LNR Barbados. We also cede certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines, to LNR Barbados. As of December 31, 2006, 2005 and 2004, all of these transactions are between us and LNR Barbados and us and Lincoln Assurance Limited, an affiliated life insurance company. Premiums in the accompanying Supplemental Consolidated Statements of Income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                                     2006    2005    2004
                                    -----   -----   -----
                                        (IN MILLIONS)
                                    ---------------------
Insurance assumed                   $  25   $  --   $  --
Insurance ceded                      (238)   (219)   (116)
                                    -----   -----   -----
Net reinsurance premiums and fees   $(213)  $(219)  $(116)
                                    =====   =====   =====

The Supplemental Consolidated Balance Sheets include reinsurance balances with affiliated companies as follows:

                                                                 2006    2005
                                                                 ----    ----
                                                                 (IN MILLIONS)
                                                                 -------------
Future policy benefits and claims assumed                        $141   $    3
Future policy benefits and claims ceded                           951    1,052
Amounts recoverable from reinsurers on paid and unpaid losses      16       16
Reinsurance payable on paid losses                                 11        3
Funds held under reinsurance treaties-net liability               702      718

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1,149 million and $751 million at December 31, 2006 and 2005, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company was reimbursed $199 million in for general management and investment services provided by the Company, of which $46 million remained receivable as of December 31, 2006, related to these agreements. The Company also made various disbursements to its affiliates, of which $8 million remained payable as of December 31, 2006. These balances are included in other assets on the Supplemental Consolidated Balance Sheets.

The Company owns the following securities of Jefferson-Pilot affiliates. Amounts are reflected at the carrying amounts in the Supplemental Consolidated Balance Sheets as of December 31.

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Lincoln Financial Media Company (affiliate) Senior
   Promissory Notes  due 2006 through 2013, interest
   ranging from 4.2% to 7.7%                            $ 29    $--
Lincoln National Corporation (Parent) Senior Notes
   Series due 2008 interest 4.6%                         200     --
Lincoln National Corporation Senior Promissory Notes
   due 2007, interest rate of 5.25%                        6     --

The Company recognized interest income on these securities totaling $9 million as of December 31, 2006.

The Company has an agreement with its affiliate broker/dealer, Jefferson Pilot Variable Corporation (JPVC). The agreement calls for the Company to pay JPVC for sales of the Company's variable annuity contracts. The amount paid is based on sales during the period and contracts in force. The Company recorded expenses of $21 million as of December 31, 2006 related to this agreement.

During 1999, JPLA paid an affiliate, JPFIC $100 million in premiums for a company owned life insurance policy on certain of its employees. At December 31, 2006, the cash surrender value of this policy totaled approximately $148 million.

15. SUBSEQUENT EVENT

On April 26, 2007, the Indiana Department of Insurance approved to move ownership of First Penn-Pacific Life Insurance Company, a wholly owned subsidiary of the Company to LNC, the parent of the Company. This move of ownership was made in the form of a dividend, effective May 2, 2007 in the amount of $492 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying supplemental consolidated balance sheets of The Lincoln National Life Insurance Company as of December 31, 2006 and 2005, and the related supplemental consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of the Company with Jefferson-Pilot Financial Insurance Company, which occurred on July 2, 2007, and to the merger of the Company with Jefferson-Pilot Life Insurance Company ("JPL"), which occurred on April 2, 2007. These mergers have been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of The Lincoln National Life Insurance Company after financial statements covering the dates of consummation of the mergers are issued.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the dates of the consummation of the business combinations.

As discussed in Note 2 to the supplemental consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans. Also, as discussed in Note 2 to the supplemental consolidated financial statements, in 2004 the Company changed its method of accounting for certain non-traditional long-duration contracts and for separate accounts.

/s/ Ernst & Young LLP
-----------------------
Ernst & Young LLP

Philadelphia, PA
July 2, 2007

                                   PART C

Item 27. EXHIBITS

     (a) Resolution of Board of Directors of The Volunteer State Life Insurance Company, adopted at a meeting held on August 20, 1984.Fn1

     (b) Not applicable.

     (c) (i) Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation.Fn2

         (ii) Amendment to Underwriting Agreement between The Volunteer State Life Insurance Company and Chubb Securities Corporation.Fn2

         (iii) Specimen District Manager's Agreement of Chubb Securities Corporation.Fn2

         (iv) Specimen Sales Representative's Agreement of Chubb Securities Corporation.Fn1

         (v)   Schedule of Commissions. (Filed herewith)

     (d) (i)   Specimen Policy. (Filed herewith)

         (ii)  Specimen Riders.
               (a)  Specimen Accelerated Benefits Rider.Fn3

               (b)  Specimen Accidental Death Benefit Rider.Fn3

               (c)  Specimen Automatic Increase Rider.Fn3

               (d)  Specimen Accelerated Benefits Rider.Fn3

               (e)  Specimen Guaranteed Insurability Option Rider.Fn3

               (f)  Specimen Spouse Term Insurance Rider.Fn3

               (g) Specimen Disability Waiver of Monthly Deduction Benefit Rider.Fn3

               (g) Specimen Disability Waiver of Specified Premium Benefit Rider.Fn3

               (i)  Children's Term Insurance Rider.Fn10

    (e) Specimen Application.Fn3

     (f) (i) Articles of Incorporation of The National Lincoln Life Insurance Company.Fn13

         (ii) By-Laws of The National Lincoln Life Insurance Company.Fn13

     (g) Reinsurance Agreement.Fn3

     (h) Participation Agreements.

         (i) Fund Distribution Agreement between Jefferson Pilot Variable Fund, Inc. and Jefferson Pilot Variable Corporation.Fn5

        (ii) Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation, and Jefferson Pilot Financial Insurance Company. Fn3

        (iii) (a) Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc., and Chubb Life Insurance Company.Fn2

               (b) Addendum to the Participation Agreement.Fn12

               (c) Addendum to the Administration Services Agreement.Fn12

         (iv) (a) Participation Agreement among Variable Insurance Product Fund, Fidelity Distributors Corporation, and Chubb Life Insurance Company of America.Fn4

               (b) Addendum to the Participation Agreement.Fn4

               (c) Addendum to the Participation Agreement.Fn4

          (v) (a) Participation Agreement among Variable Insurance Product Fund II, Fidelity Distributors Corporation, and Chubb Life Insurance Company of America.Fn4

               (b) Addendum to the Participation Agreement.Fn4

               (c) Addendum to the Participation Agreement.Fn4



          (vi) (a) Participation Agreement by and among Goldman Sachs Variable Insurance Trust and Jefferson Pilot Financial Insurance Company. (fka Ayco Growth Trust )Fn7

               (b) Administrative Services Agreement by and among Goldman
                   Sachs Variable Insurance Trust (fka Ayco Growth Trust), Goldman Sachs Asset Management, LP, (fka Mercer Allied Company L.P.) and Jefferson Pilot Financial Insurance Company.Fn7

         (vii) (a) Shareholder Services Agreement by and between Jefferson Pilot Financial Insurance Company, Jefferson Pilot LifeAmerica Insurance Company, and American Century Investment Services, Inc.Fn9

               (b) Addendum to the Shareholder Services Agreement.Fn12




        (viii) (a) Participation Agreement between MFS Variable Insurance Trust,
                   Chubb Life Insurance Company of America, and Massachusetts Financial Services Company.Fn2

               (b) Addendum to the Administrative Services Side Letter.

          (ix) (a) Fund Participation Agreement by and among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc., Jefferson Pilot Financial Insurance Company, and Jefferson Pilot LifeAmerica Insurance Company.Fn3

               (b) Addendum to the Fund Participation Agreement.Fn12

          (x) (a) Participation Agreement between Jefferson Pilot Financial Insurance Company and Jefferson Pilot LifeAmerica Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC.Fn7

               (b) PIMCO Variable Insurance Trust Services Agreement.Fn3

          (xi) Participation Agreement among Jefferson Pilot Financial Insurance Company, ProFunds, and ProFund Advisors LLC.Fn3

         (xii) (a)  Business Agreement by and among Jefferson Pilot Financial
                    Insurance Company, Jefferson Pilot Variable Corporation, American Funds Distributors, Inc., and Capital Research and Management Company.Fn3

                (b) Fund Participation Agreement among Jefferson Pilot
                    Financial Insurance Company, American Funds Insurance Series, and Capital Research and Management Company.Fn3

     (i) Not Applicable.

     (j) Not Applicable.

     (k) Legal Opinion.(Filed herewith)

     (l) Actuarial opinion and consent.Fn11

     (m) Sample calculation of items illustrated.Fn11

     (n) Consent of Independent Registered Public Accounting Firm. (filed herewith)

     (o) Not Applicable.

     (p) Not Applicable.

     (q) Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii).Fn11
---------------------
1. Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Registration Statement on Form S-6 dated April 17, 1996 (File No. 33-7734).

2. Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-6 dated April 19, 2000 (File No. 333-93367).

3. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-6 of JPF Separate Account A of Jefferson Pilot Financial Insurance Company dated April 24, 2003 (File No. 333-93337).

4. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of the JPF Variable Annuity Separate Account, dated June 9, 2000 (File No. 333-94539).

5. Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-1A of Jefferson Pilot Variable Fund, Inc., dated March 2, 1998 (File No. 2-94479).

6. Incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-6 filed April 18, 2001 (File No. 333-93367).

7. Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 of the JPF Variable Annuity Separate Account, dated April 22, 2002 (File No. 333-94539).

8. Incorporated by reference to Registration Statement on Form N-4 of the JPF Variable Annuity Separate Account II, filed August 1, 2000 (File No. 333-42742).

9. Incorporated by reference to Post-Effective Amendment No. 4 on Form N-6 to Registrant's Registration Statement on Form S-6 filed February 10, 2003 (File No. 333-93367).

10. Incorporated by reference to Post-Effective Amendment No. 22 on Form N-6 to Registrant's Registration Statement on Form S-6, filed April 29, 2003 (File No. 033-07734).

11. Incorporated by reference to Pre-Effective Amendment No. 2 on Form N-6 to Registrant's Registration Statement on Form N-6, filed June 19, 2006 (File No. 333-131890)

12. Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 33-77496) filed on April 2, 2007.

13. Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 333-04999) filed on July 2, 2007.

Item 28. DIRECTORS AND OFFICERS
         JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AS OF MARCH 15, 2007
--------------------------------------------------------------------------------

NAME AND PRINCIPAL            POSITION AND OFFICES
BUSINESS ADDRESS              WITH DEPOSITOR
-------------------------------------------------------------------------------------------------------------------
Frederick J. Crawford**       Chief Financial Officer and Director
Christine S. Frederick***     Vice President and Chief Compliance Officer
Dennis R. Glass**             President and Director
Mark F. Konen*****            Senior Vice President and Director
Barbara S. Kowalczyk**        Director
See Yeng Quek****             Senior Vice President, Chief Investment Officer and Director
Dennis L. Schoff**            Senior Vice President and General Counsel
Michael S. Smith*             Senior Vice President and Chief Risk Officer
Rise C. M. Taylor*            Vice President and Treasurer
Westley V. Thompson***        Senior Vice President and Director
C. Suzanne Womack**           Secretary and Second Vice President

         * Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

         ** Principal business address is Center Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112

        *** Principal business address is 350 Church Street, Hartford, CT 06103

    **** Principal business address is One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA 19103-3682

*****Principal business address is 100 North Greene Street, Greensboro, NC
27401

Except as otherwise noted, the principal business address for each officer and director listed is 100 N. Greene Street, Greensboro, North Carolina 27401.

Item 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

         See Organizational Chart of Lincoln National Corporation.Fn12

Item 30. INDEMNIFICATION

         The following provisions regarding the indemnification of underwriters and affiliated persons of Registrant are applicable:

     (a) Brief description of indemnification provisions:

     In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

     Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. PRINCIPAL UNDERWRITERS

         Jefferson Pilot Variable Corporation ("JPVC") serves as principal underwriter and distributor of the Policies. JPVC is a wholly-owned subsidiary of Jefferson-Pilot Corporation. JPVC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the National Association of Securities Dealers, Inc.

         Jefferson Pilot Financial Insurance Company does not pay JPVC any commission or other compensation.

         JPVC also serves as distributor for the JPF Separate Account C, Jefferson Pilot Variable Annuity Separate Account and Jefferson Pilot Variable Annuity Separate Account II, all of which are separate accounts of Jefferson Pilot Financial Insurance Company.
         JPVC serves as the distributor for Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B (formerly known as JPF Separate Account
B), which are separate account of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company).

         Following are the officers and directors of JPVC. The principal business address of each of the officers and directors listed below is One Granite Place, Post Office Box 515, Concord, New Hampshire 03301.

OFFICERS
David K. Booth                      President
David Armstrong                     Vice President

Christine S. Frederick              Vice President & Chief Compliance Officer

Craig D. Moreshead                  Secretary
John A. Weston                      Treasurer & Chief Financial Officer
Lisa S. Clifford                    Assistant Vice President
Donna M. Wilbur                     Assistant Treasurer

BOARD OF DIRECTORS
David K. Booth
Charles C. Cornelio
Carol R. Hardiman

Item 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents, except accounting records, required to be maintained by section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company at 1300 S. Clinton Street, Fort Wayne, Indiana and at One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 33. MANAGEMENT SERVICES

         None.


Item 34. REPRESENTATION OF REASONABLENESS OF FEES AND CHARGES

         Jefferson Pilot Financial Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Jefferson Pilot Financial Insurance Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account JF-A, has caused this Initial Registration Statement on Form N-6 (File No. 811-04160) to be signed on its behalf by the undersigned duly authorized, in the City of Greensboro and State of North Carolina on the 2nd day of July, 2007.




               LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT JF-A (REGISTRANT)

               By /s/ Mark E. Konen
                  --------------------------------------------
                  Mark E. Konen
                  Senior Vice President and Director
                  The Lincoln National Life Insurance Company




               THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
               (DEPOSITOR)

               By /s/ Mark E. Konen
                  --------------------------------------------
                  Mark E. Konen
                  Senior Vice President and Director

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement on Form N-6 (File No. 811-04160) has been signed below on July 2, 2007 by the following persons, as officers and directors of the Depositor, in the capacities indicated:

SIGNATURE                                            TITLE

/s/ Dennis R. Glass        *                President and Director
-----------------------------               (Principal Executive Officer)
Dennis R. Glass

/s/ Frederick J. Crawford  *                Chief Financial Officer and Director
-----------------------------               (Principal Financial Officer)
Frederick J. Crawford

/s/ Mark E. Konen                           Senior Vice President and Director
------------------------------
Mark E. Konen

/s/ Barbara S. Kowalczyk   *                Director
------------------------------
Barbara S. Kowalczyk

/s/ See Yeng Quek          *                Senior Vice President, Chief
------------------------------              Investment Officer and Director
See Yeng Quek

/s/ Westley V. Thompson    *                Senior Vice President and Director
------------------------------
Westley V. Thompson

* By  /s/ Frederick C. Tedeschi
     --------------------------------
      Frederick C. Tedeschi
      Attorney-in-Fact

                             POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Lincoln National Life Insurance Company, hereby constitute and appoint Kelly D. Clevenger, Christine S. Frederick, John L. Reizian, Robert L. Grubka, Brian A. Kroll and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:
Lincoln Life Flexible Premium Variable Life Account D: 811-04592 Lincoln Life Flexible Premium Variable Life Account F: 811-05164 Lincoln Life Flexible Premium Variable Life Account G: 811-05585 Lincoln Life Flexible Premium Variable Life Account J: 811-08410 Lincoln Life Flexible Premium Variable Life Account K: 811-08412 Lincoln Life Flexible Premium Variable Life Account M: 811-08557 Lincoln Life Flexible Premium Variable Life Account R: 811-08579 Lincoln Life Flexible Premium Variable Life Account S: 811-09241 Lincoln Life Flexible Premium Variable Life Account Y: 811-21028 Lincoln Life Flexible Premium Variable Life Account JF-A: 811-04160 Lincoln Life Flexible Premium Variable Life Account JF-C: 811-08230

VARIABLE ANNUITY SEPARATE ACCOUNTS:
Lincoln National Variable Annuity Fund A: 811-01434
Lincoln National Variable Annuity Account C: 811-03214
Lincoln National Variable Annuity Account E: 811-04882
Lincoln National Variable Annuity Account H: 811-05721
Lincoln National Variable Annuity Account L: 811-07645
Lincoln Life Variable Annuity Account N: 811-08517
Lincoln Life Variable Annuity Account Q: 811-08569
Lincoln Life Variable Annuity Account T:  811-09855
Lincoln Life Variable Annuity Account W: 811-10231
Lincoln Life Variable Annuity Account JL-A: 811-2188
Lincoln Life Variable Annuity Account JF-I: 811-09779
Lincoln Life Variable Annuity Account JF-II: 811-08374

The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

SIGNATURE                                                    TITLE
---------                                                    -----
/s/ Dennis R.Glass
------------------------------                               President and Director
Dennis R. Glass                                              (Principal Executive Officer)

/s/ Frederick J. Crawford
------------------------------                               Chief Financial Officer and Director
Frederick J. Crawford                                        (Principal Financial Officer)

/s/ Mark E. Konen
------------------------------                               Senior Vice President and Director
Mark E. Konen

/s/ Barbara S. Kowalczyk
------------------------------                               Director
Barbara S. Kowalczyk

/s/ See Yeng Quek
------------------------------                               Senior Vice President, Chief Investment Officer and Director
See Yeng Quek

/s/ Westley V. Thompson
------------------------------                               Senior Vice President and Director
Westley V. Thompson